SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROPOSAL TO AMEND COMPANHIA PARANAENSE DE ENERGIA - COPEL’S BYLAWS

Dear shareholders,

On July 15, 2020, as Material Fact 02/20 disclosed on that date, the Company’s Board of Directors approved the beginning of the process of hiring financial and legal experts to assist management in analyses and implementation of a Securities Deposit Certificate Program (called unit) and opportunities for improvements in the corporate governance of the Company, including eventual migration to Level 2 of Corporate Governance of B3 SA - Brasil, Bolsa e Balcão (“B3”) and stock split.

After the studies were completed, the Company’s Board of Directors, in a meeting held on November 12, 2020, approved the model of Securities Deposit Certificate Program to be sponsored by the Company (“UNIT”), structured based on independent experts’ advices, who were coordinated by Banco Bradesco BBI S.A. The model then approved, and disclosed, on the same day of such approval, by means of the Material Fact 12/20, proposed the following premises (“UNIT Program”): (i) UNITs will be composed of five (5) shares issued by the Company, being one (1) common share and four (4) class “B” preferred shares; (ii) conversion of common shares into class “B” preferred shares and class “B” preferred shares into common shares (conversion factor of 1:1) will be permitted exclusively for the purpose of composing UNITs, provided that the preferred shares cannot exceed the legal limit of two thirds (2/3) of the total shares issued by the Company; (iii) stock split of shares issued by the Company in a proportion to be defined, aiming at maximizing the liquidity of their respective securities; and (iv) improvements of Copel's corporate governance by means of the migration to B3's Level 2 Corporate Governance (“Level 2”).

During management studies regarding amendments to bylaws to implement the UNIT program model and the counterparts for increasing governance, the State of Paraná (“State”), the controlling shareholder of the Company, has sent a notice to the Company on January 8, 2021, communicating its intention to “express in favor of the UNIT Program”. However, in relation to the migration to Level 2, the State conditioned its vote to the fulfillment of the following requirements: (i) carrying out and settlement of a public offer for the secondary distribution of shares or UNIT owned by the State of Paraná and issued by the Company, in conjunction with the offer to be made by BNDES Participações SA - BNDESPAR (“BNDESPar”), as disclosed in Material Fact no. 13/20, of December 8, 2020, in compliance with the applicable legal rules; and (ii) immediately after the settlement of the aforementioned public offering, the State of Paraná remains with its shareholding control as provided by State Law No. 18,875 of September 27, 2016.

Accordingly, on January 20, 2021, the Board of Directors approved the submission of the proposal for comprehensive amendment and consolidation of the Company's bylaws including, among others, the following amendments:

a)       establish the Company's headquarters in the Municipality of Curitiba, State of Paraná, with assignment of powers to the Board of Directors to establish the full address of the Company, within the headquarters provided for in the bylaws;

b)       the stock split, in the proportion of one (1) share to ten (10) shares, provided that, for each one (1) share issued by the Company, nine (9) new shares of the same class and type will be credited (“Stock Split”), subject to the operating procedures of B3 and Banco Bradesco S.A., the financial institution provider of the Company's stock bookkeeping service (“Bookkeeper”);

c)       inclusion of the right of common shares ("ON") to be converted, by decision of the holder, into an equal quantity of class "B" preferred shares ("PNB") (conversion factor of 1:1) and the right of PNB shares to be converted, by decision of the holder, into an equal quantity of ON shares (conversion factor of 1: 1), exclusively for purposes of forming and issuing the Company's depository receipts, composed of one (1) ON share and four (4) PNB shares ("UNITs"), in compliance with the procedures, terms and conditions to be established by the Company's Board of Directors ("Conversion of Shares");

d)       provision of sponsorship, by the Company, for the issuance of UNITs composed of one (1) ON share and four (4) PNB shares, according to rules, procedures and conditions to be approved by the Board of Directors (“UNITs Program”);

e)       the need for the holders of preferred shares to approve, at a special shareholders’ meeting, the suppression or alteration of the device that ensures compliance with the regulations in force issued by the National Electric Energy Agency - ANEEL, by means of normative acts, as well as by means of the regulatory clauses contained in the concession agreements to which Copel Distribuição S.A. is a signatory, ensuring full application on the base dates of fares values established by the granting authority (“Fares Adjustment”);

f)       change in the composition of the Board of Directors to increase from two (2) to three (3) the number of members to be elected by non-controlling shareholders, in a separate election, without the participation of the controlling shareholder, with minority shareholders holding common to elect two (2) board members and one (1) member will be elected by the shareholders holding preferred shares that meet the requirements of article 141, § 4 and § 5 of Federal Law No. 6,404/1976;

g)       review of the duties of the Board of Directors and of the Executive Board;

h)       creation in bylaws of three (3) new committees, whose duties shall be defined in internal regulations to be approved by the Board of Directors: (i) Minority Committee for the purpose of analyzing and issuing recommendations and opinions on matters involving transactions between the Company and the controlling shareholder; (ii) Investment and Innovation Committee, which will be composed of three (3) members of the Board of Directors, one of them a member elected by the non-controlling shareholders, and will have the purpose of evaluating and issuing recommendations on the Company's investment plans; and (iii) Sustainable Development Committee with the purpose of assisting the Board of Directors in proposing guidelines, policies and main topics related to people management and environmental, social and governance issues (ESG);

i)       inclusion of provisions to migrate to Level 2, which will have their effectiveness suspended under the condition (condition precedent) of financial settlement of the secondary public offering for the distribution of shares or UNIT to be carried out by the controlling shareholder and for the Company's admission at Level 2, among which the following stand out: (i) attribution of restricted voting to preferred shares in the deliberations of the general meeting pertinent to the matters provided for in the Level 2 Listing Regulation (“Regulation”); (ii) the obligation of the members of the Board of Directors and the Fiscal Council to sign a term of adhesion to the Regulation; (iii) in case of transfer of control (and provided that the constitutional and legal rules are observed), the buyer's shall launch a for all common shares and preferred shares issued by the Company, for the same price per share paid to the selling controlling shareholder; (iv) mandatory tender offer, at the economic value per share, in case of withdrawal from Level 2 or cancellation of registration as a publicly-held company; and (v) arbitration provision whereby the Company, its shareholders, managers and the members of the Fiscal Council undertake to settle, by means of arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), any and all disputes or controversies that may arise between them, under the terms of the Regulation;

j)       inclusion of a transition rule that maintains bylaws’ provisions of B3's Level 1 Corporate Governance in force as long as the Company does not migrate to Level 2;

k)       other wording adjustments, cross-reference and numbering of clauses; and

l)       consolidate such proposed amendments to the bylaws in the Company's updated bylaws.

In compliance with the provisions of article 11 of CVM Instruction No. 481, of 2009, Annex II contains a comparative table, highlighting the changes proposed in the Company's bylaws, and a report detailing the origin and justification of the proposed changes, and analyzing its legal and economic effects. Annex III contains the consolidation of the bylaws incorporating the proposed changes.

Additionally, further clarifications regarding the highlights of amendments to bylaws are presented below:

A)	Adjustment of the Company's headquarters

The definition of the Company's headquarters plays a very relevant role in the legislation. For purposes of Federal Law No. 6,404, of 1976 (“Brazilian Corporate Law”) and other applicable legal provisions, the headquarters:

(a)	is the place designated in the bylaws in which operates the Company’ governing bodies;

(b)	is the place where the meetings of the general meeting are to be held, except in cases of force majeure, when the meeting may be held in another location in the same municipality (art. 124, § 2 of the Brazilian Corporate Law), or the meeting is held entirely digitally (as per new art. 124, § 2 - A, of the Brazilian Corporate Law);

(c)	determines the board of trade in which its corporate acts must be registered (art. 94 of the Brazilian Corporate Law);

(d)	determines the Official Gazette and the list of widely circulated newspapers in which the company's publications will be made (articles 98 and 289 of the Brazilian Corporate Law);

(e)	determines where documents for exercising voting rights at general meetings will be made available (art. 135, paragraph 3, of the Brazilian Corporate Law) and documents, such as shareholder agreements (art. 118, of the Brazilian Corporate Law) or that prove requirements for investiture in management positions (art. 147, caput, of the Brazilian Corporate Law), will be filed;

(f)	determines the competent forum for the filing of lawsuits against the company, under the terms of art. 53, III, a) of Federal Law No. 13,105 of March 16, 2015 (“Code of Civil Procedure”), as well as the place where the summoning of the company must be served; and

(g)	must appear in the share certificates and other securities when such certificates are issued (arts. 24, I; 49, II; 64, I and 79, I, of the Brazilian Corporate Law).

At the date hereof, Article 3 of the bylaws contains the full address of the Company's headquarters. This means that, if it is necessary to change the location of Copel Holding's headquarters, for any reason, it will be mandatory to call a shareholders’ meeting to resolve on the amendment of the bylaws to change the address. In situations where there is an urgent need for a quick change of headquarters (for example, expiration of a lease agreement, renovations for readjustment etc.), waiting for the meeting to be held (which must be held at the current headquarters) can cause any damage to the Company and its shareholders.

For this reason, the management proposes that article 3 only determines that the headquarters will be in the Municipality of Curitiba, State of Paraná, granting to the Board of Directors powers to set and change the address of the headquarters, provided that such address is in the geographical limits established in bylaws.

It is worth noting that the mandatory nature of the bylaws to mention the headquarters of publicly-held companies arises from article 997, II of the Brazilian Civil Code, together with article 83 of the Brazilian Corporate Law. There is, however, no definition of the extension and what information should specifically appear - such as, for example, the complete address.

The Registration Handbook of the Department of Corporations Registration and Integration (“DREI”), in its version of June 15, 2020, expressly permits that the bylaws of corporations at the time of their incorporation mention only the municipality of the headquarters, since the complete address appears in the minutes of incorporation1.

Although there is no guidance in relation to existing companies, it is understood that there is no impediment to reforming the bylaws and establishing only the municipality of the headquarters. Otherwise, there would be discriminatory and disproportionate treatment between new companies and companies already incorporated.

Therefore, if the proposal for amendment to bylaws is approved, setting the headquarters in the Municipality of Curitiba, State of Paraná, and granting of powers to the Board of Directors to designate the new address, it will be recorded in the minutes of the meeting that, until later resolution of the Board of Directors, the Company's headquarters will remain in the municipality of Curitiba, State of Paraná, Brazil, at Rua Coronel Dulcídio No. 800, Batel, Zip-Code 80.420-170.

1 The need for the complete address to appear at least in the minutes aims to respect the prohibition on filing incorporation and transformation acts that do not contain the full address, as per art. 53, III, e), of Federal Decree no. 1,800, of January 30, 1996 (“Decree 1800”), therefore, the by-laws, despite not being “the” incorporation act, integrate it. Thus, the observation made by DREI aims to ensure that, in some way, the constitutive acts of the company contain the complete address of the registered office.

B)	Stock Split

The prices of the Company's shares, at the closing of the trading session on February 08, 2021, prior to the disclosure of this proposal, were R$64.46 in relation to ON shares, R$60.52 in relation to class “A” preferred shares (“PNA”), and R$67.80 in relation to PNB shares.

In analyzing opportunities to increase the liquidity of the shares issued by the Company, management identified that any reduction in the value per share, with a consequent proportional increase in the number of shares, could contribute to (i) increase the liquidity of the shares issued by the Company in the market; and (ii) enabling an adjustment in the share price, making the price per share more attractive and accessible to a greater number of investors.

Thus, management proposes the Stock Split, pursuant to article 12 of the Brazilian Corporate Law, without changing the share capital figure, in the proportion of one (1) share to ten (10) shares, so that, for each one (1) share issued by the Company, nine (9) new shares of the same class and type will be credited.

To exemplify the Stock Split process, if, before its completion, the shareholder held five hundred (500) shares of the Company, with one hundred (100) ON shares and four hundred (400) PNB shares, immediately after the split the shareholder will become holder of five (5,000) thousand shares, according to the example table below:

	Shares before the stock split	Credited shares	Shares after the stock split
ON	100	900	1,000
PNB	400	3,600	4,000
Total	500	4,500	5,000

The Stock Split will be carried out without changing the Company's capital stock, which will remain in the amount of ten billion and eight hundred million reais (R$ 10,800,000,000.00), but will now be divided into two billion, seven hundred and thirty-six million, five hundred and fifty-three thousand, seven hundred and fifty (2,736,553,750) shares, with no par value, being one billion, four hundred and fifty million, three hundred and ten thousand and eight hundred (1,450,310,800) ON shares and one billion, two hundred and eighty-six million, two hundred and forty-two thousand, nine hundred and fifty (1,286,242,950) preferred shares and, of these, three million, two hundred and sixty-seven thousand, five hundred and twenty (3,267,520) are PNA shares and one billion, two hundred and eighty-two million, nine hundred and seventy-five thousand, four hundred and thirty (1,282,975,430) are PNB shares.

The shares resulting from the Stock Split will grant their holders the same rights and advantages as other shares issued by the Company of the same type and class, including in relation to the distribution of dividends and/or interest on equity and any capital remuneration that may be distributed by the Company.

The shares will be traded ex-split from March 12, 2021 (including), and the shares resulting from the split will be credited to shareholders on March 16, 2021.

Considering that the Split will be carried out in such a way that each share issued by the Company is split into ten (10) shares of the same type, there will be no surplus resulting from fractions of shares.

It should be noted that the Company's management is proposing that the Stock Split occurs before the Share Conversion. This is because management understands that the Stock Split will bring benefits regardless of the Share Conversion and the formation of UNIT. The increase in liquidity and greater attractiveness of shares, which will be more accessible to investors, may even maximize the adhesion of shareholders to the Share Conversion for the formation of UNIT.

C)	Share Conversion

Since the Company's UNIT will have as underlying assets one (1) ON share and four (4) PNB shares, few shareholders today hold ON shares and PNB shares in sufficient quantities to form a significant number of UNIT. The Company's bylaws, in turn, currently authorize, in its article 5, § 7, only the conversion of PNA shares into PNB, prohibiting any other form of conversion, including PNB shares into PNA or ON shares into preferred shares of any class and vice versa.

In this sense, to facilitate the formation of UNIT by shareholders who so wish, management proposes that the bylaws start to allow the conversion of PNB shares into ON and from ON shares to PNB. The conversion of these shares, however, would be authorized exclusively for the purpose of forming UNIT, subject to the terms, conditions and procedures defined by the Board of Directors. Shareholders holding PNA shares will continue to have the right to convert their shares into PNB, under the same current terms. Holders of PNA shares who wish to participate in the UNIT Program must, within the deadlines and procedures defined by the Board of Directors, convert their PNA shares into PNB shares and, if necessary, convert PNB shares into ON shares to form UNIT.

The Board of Directors must authorize the conversion of PNB shares into ON and from ON to PNB in periods defined in each UNIT program, which will also define the procedures and conditions to be observed by shareholders who wish to convert their shares to form UNIT. Whenever a new UNIT training program is opened (always composed of one (1) ON share and four (4) PNB shares), the Board of Directors must establish the Share Conversion and UNIT formation procedures (since conversion from ON to PNB and of PNB in ON can only be carried out to form UNIT), and it can adopt measures that encourage liquidity, such as, for example, conditioning the Shares Conversion and the formation of UNIT to the achievement of the minimum adhesion considered.

It is important to highlight that, although article 15, paragraph 2, of the Brazilian Corporate Law, limits the number of preferred shares without voting rights or with voting rights restricted to fifty percent (50%) of the total shares, the Company falls within the exception brought by article 8, § 1, III, of Federal Law No. 10,303, of 2001. Thus, of the total shares issued by Copel, up to two thirds (2/3) may be preferred shares without voting rights or with restricted voting rights.

Consequently, the issuance of PNB shares under the Share Conversion cannot result in an amount of preferred shares that is greater than two thirds (2/3) of the Company's share capital, in violation of the legal limit provided for in article 15, Paragraph 2 of the Brazilian Corporate Law. In this sense, if the conversion requests have the potential to exceed the legal limit, at the time of the conversion the requests will be met in a proportional manner until the limit is reached.

The shares resulting from the conversion of PNB into ON shares or from ON into PNB shares will grant their holders the same rights, advantages and restrictions as other shares issued by the Company of the type to which they are converted, including in relation to the payment of dividends, interest on net equity and any other bonuses, payments, or earnings to which they may be entitled.

Once shareholders resolve on amendments to bylaws, the Board of Directors will set forth the Share Conversion and formation of UNIT, as well as the procedures and conditions for implementing the UNIT Program. The terms, procedures and conditions established by the Board of Directors will be disclosed to shareholders and the market in due course.

It will be incumbent upon the Board of Directors to ratify the final number of ON, PNA and PNB shares issued by the Company after the Share Conversion, making it unnecessary to hold a new general meeting to amend the bylaws.

D)	UNIT Program

The Brazilian Corporate Law, pursuant to its article 25, authorizes the issuance of multi-share certificates, the UNIT, by publicly-held companies. According to some studies carried out the management understands that, with respect to the Company, the implementation of UNIT may be advantageous, as it might concentrate dispersed investments between common and preferred shares in a single security. As a result, in addition to shareholders and investors having standardized rights, UNIT are expected to increase liquidity in relation to the several classes and types of shares currently traded.

Accordingly, pursuant to the model approved by the Board of Directors at the meeting held on November 12, 2020 and informed to shareholders by means of the Material Fact no. 12/20, the management proposes the sponsorship by the Company of the issue of UNIT composed of 1 (one) ON share and 4 (four) PNB shares, according to the UNIT Program to be approved by the Board of Directors.

For the purposes of making the issuance of UNIT feasible, the management proposes adjustments to the Company's bylaws, in addition to the Conversion of Shares and the Stock Split as follows:

(a)	the attribution of the Board of Directors to set deadlines, procedures and rules applicable to the issuance of UNIT, being such body, therefore, responsible for the approval of the UNIT Program;

(b)	UNIT shall consist of 1 (one) ON share and 4 (four) PNB shares;

(c)	UNIT may be issued: (i) at the request of shareholders holding the necessary amount of shares for their formation, free of encumbrances and liens; (ii) in the event of a capital increase with the issue of new shares to be represented by UNIT; and (iii) in the events of split, reverse split, bonus or issue of shares through the capitalization of reserves, as well as by exercise of right of first refusal for the subscription of shares;

(d)	UNIT holders shall have the same rights and advantages as the shares they represent, including with respect to the payment of dividends, interest on equity and any other bonuses, payments or earnings to which they may be entitled, as well as to attend meetings and exercise all the prerogatives related to the shares represented by UNIT;

(e)	UNIT shall be book-entry;

(f)	the ownership of the shares represented by UNIT can only be transferred by transferring the UNIT themselves, except in the event of cancelling the UNIT;

(g)	the shareholders may request, at their expenses, at any time, the cancellation of UNIT, pursuant the terms and rules defined by the Board of Directors, provided that their UNIT are not affected by liens or encumbrances that prevent their decommissioning, and the Board of Directors may define periods in the which UNIT shall not be canceled.

It should be noted that the approval and implementation of the UNIT Program will not affect the listing of shares issued by the Company, as they will continue to be admitted to trading with the same current aspects.

Once the statutory reform is approved by the general meeting, the Board of Directors shall approve regulations for the Conversion of Shares and creation of UNIT, as well as the procedures and conditions for implementing the UNIT Program. The terms, procedures and conditions established by the Board of Directors will be disclosed to the shareholders and the market in due course.

As a result of the resolution, the management will be authorized to make arrangements for the issuance of UNIT, including finalizing the contracting of the financial institution to will act as Issuing Agent, and listing the UNIT before B3. They shall take the necessary measures to allow the depositary receipts backed by shares of the Company to also contemplate UNIT as an underlying asset.

E)	Special meeting for the suppression of the provision on Tariff Readjustment, with preferential vote

Currently, article 30, XLV of Copel’s bylaws provides that the Board of Directors shall ensure full application of the Fares Readjustment on the data base established by the granting authority, with respect to the concession agreements in which Copel Distribuição S.A. is a signatory party. In other words, the members cannot fail to seek to ensure the full application of the Fares Readjustment. In this regard, the provision aims to protect the interests of the Company.

Thus, to improve the Company’s corporate governance, the management proposes to subject the effectiveness of the exclusion or amendment that aims to suppress the provision that ensures the Fares Readjustment to the approval by the majority of votes from the Company’s preferred shares, in a meeting specially called for such purpose, according to the possibility provided for in article 18, single paragraph, of the Brazilian Corporate Law.

In other words, in addition to the approval of the amendment or exclusion of the rule currently provided for in article 30, XLV of the bylaws, by shareholders’ meeting approval will also be subject to the votes of shareholders holding the majority of the preferred shares, gathered at a special meeting.

F)	Amendments in the composition of the Board of Directors

The article 239 of Brazilian Corporate Law, specifically regarding to mixed capital companies, allows holders of non-controlling common shares, regardless of the equity interest they hold, to elect, by separate ballot, without the participation of the controlling shareholder, one (1) member of the Board of Directors, whether a higher number it is not permitted to them by the multiple voting process provided for in the Brazilian Corporate Law.

Moreover, article 141, § 4, II, of the Brazilian Corporate Law allows shareholders holding preferred shares without voting rights or with restricted voting rights, in attendance at the general meeting, which represent at least ten percent (10%) of the share capital, being excluded treasury shares, the right to elect, by separate ballot, one (1) member of the Board of Directors, being excluded from such election the majority shareholder2.

In the specific case of Copel, current bylaws determine that the Board of Directors shall be composed of nine (9) members, of which one (1) will be elected by minority shareholders holding ON shares, in case a higher number it is not permitted to them by the multiple voting process provided for in the Brazilian Corporate Law, and one (1) member shall be elected by the employees. Additionally, considering the possibility of separate election of one (1) more member of the Board of Directors by the holders of preferred shares, the nine (9) positions of the Board of Directors is distributed as the following:

(a) six (6) members elected by the Controlling Shareholder;

(b) one (1) member elected by the employees;

(c) one (1) member elected by the minority holders of ON shares, by separate ballot;

(d) one (1) member elected by the minority holders of preferred shares, by separate ballot, in accordance with article 141 of the Brazilian Corporate Law;

In view of the improvements in corporate governance that might accompany the adoption of the UNIT Program, the management proposes to increase the number of members of the Board of the Directors elected by minority shareholders holding ON shares, from one (1) to two (2), whether a higher number it is not permitted to them by the multiple voting process, and to ensure the election of one (1) member of the Board of Directors by shareholders

2 CVM, under Procedure RJ 2014/4375, judged on July 7, 2015, decided that the ordinance of article 239 is special, whose factual support presupposes a mixed capital company and is more beneficial considering that it does not require any percentage for exercise of the right, and, therefore, excludes the incidence of the rule set forth in article 141, § 4, I, of the Brazilian Corporate Law.

holding preferred shares that should reach the quorums established in article 141, paragraph 4 and paragraph 5 of the Brazilian Corporate Law.

Therefore, the composition of the Board of Directors shall be:

(a) five (5) members elected by the Controlling Shareholder;

(b) one (1) member elected by the employees;

(c) two (2) members elected, in a separate vote, by the non-controlling shareholders holding ON shares; and

(d) one (1) member elected, in a separate vote, by the non-controlling shareholders holding preferred shares, provided that they meet the requirements of article 141 of the Brazilian Corporate Law.

It is important to highline that, pursuant to article 141, paragraph 7, of the Brazilian Corporate Law, and the Copel’s nature as a mixed capital company, even if there is a request for multiple voting, the State of Paraná, as the controlling shareholder, will always have the right to elect most of the members of the Board of Directors.

It is also worth remembering that the bylaws rule that twenty-five percent (25%) or, at least, three (3) members of the Board of Directors must be considered independent, will remain in full effect.

Under art. 22, §1 of Federal Law 13.303/2016 and Section II of the Level 2 Regulations, the director is independent if this person: (i) has no relationship with the Company, except capital interest; (ii) is not a spouse or relative by blood or any such person, up to the third degree or by adoption, of Chief Executive Officer, Minister of State, Secretary of State or Municipality or manager of the Company; (iii) has not maintained, in the last 3 (three) years, any bond of any nature with the Company or its controlling shareholders, which may compromise its independence; (iv) is not or has not been, in the last 3 (three) years, an employee or officer of the Company, or of a controlled, affiliated or subsidiary company of the Company, except if the bond has been exclusively with public teaching or research institutions; (v) is not a supplier or buyer, directly or indirectly, of services or products of the Company so as to imply loss of independence; (vi) is not an employee or manager of a company or entity that is offering or demanding services or products to the Company so as to imply loss of independence; and (vii) does not receive any compensation from the Company other than that related to the position of director, with the exception of cash proceeds from the equity interest.

It should be noted that the qualification as an independent director depends on the fulfillment of the above requirements and not on the shareholder who appointed or elected the member of the Board of Directors. Thus, if a member elected by the controlling shareholder fulfills the legal and regulatory requirements, he or she will be considered independent. There is a presumption that members elected separately by non-controlling shareholders are independent. However, if the director, even if elected by non-controlling shareholders, does not meet the requirements, his/her qualification as independent may be removed.

G)	Review of the duties of the Board of Directors, Executive Board and the Executive Board Meeting

Management proposes to restructure and reorganize the duties of the Board of Directors and the Executive Board Meeting currently indicated in articles 30 and 42 of the Company's bylaws. The proposal is part of the periodic review performed by the management of the attributions of governance bodies, to provide clarity about the responsibility of each body, as well as to improve the internal management organization regarding the attributions that would not be exclusive to each one, in accordance with the law.

In this sense, for example, the duties of the Executive Board Meeting that were not in accordance with the role to be exercised by the body were excluded, in accordance with other bylaws’ provisions. In other situations, attributions that were not entitled to any body, but that in the Company's practice were exercised by one of them, such as to establish the vote in wholly owned subsidiaries by the Executive Board Meeting, were included.

Among the suggested changes, it is possible to highlight the attribution of the Board of Directors to establish thresholds for the performance of the Executive Board Meeting, to ensure that the Board of Directors previously approve acts that involves obligations in relevant amounts.

H)	Creation of three new committees

The Company’s management proposes the creation of 3 (three) new advisory committees to the Board of Directors, for the purposes of improving Copel’s corporate governance, mainly to improve investment analysis, sustainable and people management and the protection of the interests of the Company in transactions involving the controlling shareholder.

All proposed committees shall be independent, consultative, and permanent bodies, - for the purposes of advising the Board of Directors - and shall have the same duties as the other managers of the Company, pursuant to article 160 of the Brazilian Corporate Law, as well as they shall fulfill the minimum criteria requested by Federal Law No. 13,303 / 2016 (“Law

13,303”) to occupy such positions. In all proposed committees, the proposed management term is 2 (two) years, with a maximum of 3 (three) successive renewals allowed.

The committees will have operational autonomy and budget allocation approved by the Board of Directors within the scope of their activities. The duties of each committee will be defined in an internal regulation also approved by the Board of Directors.

The purpose of the Minority Committee will be to analyze and issue recommendations and opinions on transactions between the Company and the controlling shareholder, including their independent agencies and/or foundations if outside the normal course of business of the Company and within the scope of the duties of the Board of Directors.

In the event the proposal is approved, the Minority Committee will have three (3) members, all also members of the Board of Directors, elected by non-controlling shareholders. The chairman of the Minority Committee shall be appointed by the Board of Directors.

The purpose of the Investment and Innovation Committee, on the other hand, will be to analyze and issue recommendations about the Company’s investment plans, aiming to ensure a more robust investment analysis process by the Board of Directors, which shall be unique for the Company and its subsidiaries and direct or indirect controlled companies.

All members of the Investment and Innovation Committee shall be members of the Board of Directors and shall be appointed by such body, considering that one of them shall be elected by non-controlling shareholders.

Finally, the Sustainable Development Committee will aim to assist the Board of Directors in proposing guidelines, policies and principles related to people management and the sustainable development of the Company, its wholly owned subsidiaries and direct or indirect controlled companies.

The Sustainable Development Committee will be composed of 3 (three) to 5 (five) members, appointed and removed by the Board of Directors, noted that at least 2 (two) shall be members of the Board of Directors. The chairman will be appointed by the members of the Sustainable Development Committee, being necessarily a member of the Board of Directors. The composition of the committee shall follow the following parameters:

(a)	at least two (2) members shall also be members of the Board of Directors, one of which shall necessarily be the executive secretary of such body;

(b)	one (1) of the members shall also be a member of the Company’s Nomination and Evaluation Committee; and

(c)	at most one (1) person who does not exercise an activity or hold a position in the Company may be a member of the Sustainable Development Committee, provided that she has recognized professional experience in the matters submitted to the Committee.

I)	Mandatory rules for migration to Level 2 of Corporate Governance

In view of the Company’s migration proposal to Level 2, it is necessary to change the bylaws to include the minimum provisions provided for in the Regulation. Whenever possible, an attempt was made to use the exact wording provided therein, to ease the understanding of investors.

Among the innovations brought to the bylaws under the Regulation, the following stand out:

(a)	ascription of restricted vote to preferred shares in the resolutions of the general meeting relevant to the matters provided for in the Regulations;

(b)	the obligation of the members of the Board of Directors and the Fiscal Council to sign an assumption agreement to the Regulations[3];

(c)	in the event of transfer of control (and provided that the constitutional and legal rules are observed), the acquirer shall launch a tender offer for all common shares and preferred shares issued by the Company, for the same price per share paid to the selling controlling shareholder;

(d)	obligation to carry out a tender offer at a price equivalent to economic value per share, in the event of exit from Level 2 or cancellation of registration as a publicly-held company; and

(e)	arbitration provision whereby the Company, its shareholders, management and the members of the Audit Committee undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), any and all disputes or controversies that may arise between them, under the terms of the Regulations.

3 The Regulation also provides for a minimum percentage of 20% (twenty percent) of independent directors. However, as provided for in Law 13,303 mixed-capital companies shall have at least 25% (twenty-five percent) of independent members, the Regulation provision does not establish an innovation for the Company.

As disclosed in the Material Fact no. 01/21, the State of Paraná stated that it would only vote in favor of migration to Level 2 on condition of a public offering secondary distribution of shares or UNIT of the Company carried out by the State.

Thus, the management proposes to include, from the start, all the minimum provisions provided for in the Regulation. At the same time, the proposal provides for the addition of article 114, which suspends the effectiveness of these provisions under the condition (i) of liquidation of the public offering of secondary distribution of shares or UNIT to be carried out by the Controlling Shareholder; and (ii) effective adherence to Level 2.

Therefore, the management may already start the migration process, submitting the request to B3, under the condition of carrying out and settling the aforementioned follow-on. Once the request is accepted by B3 and the offer is made, the migration may take place without the need for additional changes to the bylaws.

J)	Transition rule

The Company currently holds its securities admitted to trading on B3's Corporate Governance Level 1 (“Level 1”). The Company’s management intends that the exit from Level 1 occurs, exclusively, due to the migration to Level 2. Thus, as the bylaws will already include the minimum provisions of the Regulation, but its effectiveness will be conditional, it is necessary to include a transition rule, which maintains the minimum provisions of Level 1, until the condition is implemented (that is, financial settlement of the secondary public offering for the distribution of shares or UNIT to be carried out by the controlling shareholder and admission of the Company on Level 2) and the Company effectively migrates to Level 2.

Therefore, the management's proposal is to include a provision that establishes that, while the effectiveness of the provisions related to Level 2 is suspended, the Company shall remain on Level 1, with the following rules, in a transitional manner, in force:

(a)	upon the admission of the Company to the special listing segment known as Level 3 of B3, the Company, its shareholders, Managers and members of the Audit Committee, when installed, shall be subject to the provisions of the Level 1 Listing Regulation of B3’s Corporate Governance (“Level 1 Regulation”); and

(b)	the investiture of the members of the Board of Directors and of the Board of Officers shall be subject to the prior subscription of the Managers' Instrument of Consent under the terms of the Level 1 Regulation, as well as to the compliance of the applicable legal requirements.

K)	Wording adjustments and renumbering of provisions

Within the scope of the amendments to the bylaws, the administration also proposes to adjust the wording of some provisions, to clarify and make them complete. Furthermore, with the input of new provisions, renumbering the bylaws was also necessary.

Annex II contains a comparative table of the amendments and provides detailed justifications for the proposed adjustments.

L)	Consolidation of the bylaws

Finally, after these thorough amendments to the bylaws, it is proposed to consolidate the Company's bylaws, which, considering all the amendments, would come into force in the form of

Annex III.

PROPOSAL TO AUTHORIZE THE MANAGERS TO PRACTICE ALL THE NECESSARY ACTS TO EFFECT THE RESOLUTIONS OF THE GENERAL MEETING

With the approval of amendments to bylaws contained in item 1 of the agenda of the General Meeting, the managers shall need to practice several acts to effective and implement the proposed amendments.

Thus, it is proposed that the General Meeting expressly authorizes the management to implement the amendments to bylaws, including, without limitation, operationalize the Stock Split, define the procedures and conditions for the Conversion of Shares and the formation of UNIT, hire the Issuing Agent, promote the listing of the UNIT with B3 in order to allow the effective negotiation of UNIT, perform the necessary acts abroad in relation to the depositary receipts programs, and, subject to the implementation of the suspensive conditions set forth in the Bylaws, request B3 the admission of the Company to Level 2 and sign the Participation Agreement on Level 2.

MANUAL FOR PARTICIPATION

Shareholders' Meetings

201st Extraordinary General Meeting

March 11, 2021

TABLE OF CONTENTS

I.	Message from the Chairman of the Board of Directors	3
II.	Guidance for Participation in the General Shareholders’ Meeting	4
	Attending Shareholder	4
	Shareholder Represented by Proxy	4
	Holders of ADRs	4
	Ballot Paper	5
III.	Call Notice	7
IV.	Information on the matters to be examined and discussed at the 201st Extraordinary General Meeting	10
	Total reform and consolidation of the Company’s Bylaws, according to amendments detailed in the the management's proposal	10
	Authorization for the Company’s managers to perform all acts necessary to effect the resolutions arising from the statutory reform, including, without limitation, operating the Split, defining the procedures and conditions for the Conversion of Shares and the formation of the UNITs, hiring the financial institution issuing the UNITs, promote the listing of the UNITs with B3 S.A. - Brasil, Bolsa e Balcão - B3 in order to allow the effective negotiation of the UNITs, practice the necessary acts abroad in relation to the depositary receipts programs and, subject to the implementation of the suspensive conditions provided for in the bylaws, request B3 the admission of the Company to Corporate Governance Level 2 and sign the Level 2 Participation Agreement	22

Annexes

I - ESTATUTO SOCIAL DA COMPANHIA COM AS ALTERAÇÕES PROPOSTAS EM DESTAQUE, DE ACORDO COM O ART. 11 DA INSTRUÇÃO CVM 481/09

II - PROPOSTA DE ALTERAÇÃO COM DESCRIÇÃO DOS ARTIGOS ATUAIS E DOS ARTIGOS PROPOSTOS E AS JUSTIFICATIVAS DA ALTERAÇÃO, DE ACORDO COM O ART. 11 DA INSTRUÇÃO CVM 481/09

III - CONSOLIDATED BYLAWS

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I.	Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in General Shareholders’ Meetings of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency, equity, accountability and corporate responsibility.

The Manual aims to present, in a clear and brief way, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the corporate agenda of the Company.

Copel’s 201st Extraordinary General meeting was called for March 11, 2021, 10 am, at the Company’s headquarters located at Rua Coronel Dulcídio 800, in the city of Curitiba.

The matters to be presented in the AGM for resolution of shareholders are described in the Call Notice and in this Manual as well as the types of shares granting the right to vote on each item of the agenda. Given the current number of Company shareholders, this Manual seeks to encourage and enable participation in the General Meeting.

The CEO, one representative of the Supervisory Board and one representative of the independent auditors will attend the General Meeting, who will be able to provide further clarification required on any matter included in the agenda.

Your participation is very important, considering that issues relevant to the Company and its shareholders are dealt with in this General Shareholders’ Meetings.

Yours sincerely,

Marcel Martins Malczewski

Chairman of the Board of Directors

3/22

II.	Guidance for Participation in the Joint General Meeting

Copel’s shareholders may take part in the General Meeting by attending the meeting at the Company’s headquarters and voting, by appointing a proxy to represent them, or through distance voting, as described below.

Attending Shareholder

The shareholder wishing to take part in the Extraordinary General Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

•	Identity card (RG), Alien’s Identity Card (RNE), Brazilian Driver’s License (CNH) or an accreditation card issued by an official professional organization; and
•	Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel or by the bookkeepper of the Company’s shares.

Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the Extraordinary General Meeting may appoint a proxy with powers to represent him/her.

Pursuant to Article 126, paragraph 1, of the Brazilian Corporate Law no. 6,404, of December 15, 1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the Annual General Meeting.

The documents required are the following:

•	Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);
•	Bylaws or Article of Incorporation and the instrument of election/appointment of the managers in the event of the grantee being a legal entity; and
•	Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian or by the Bookkeepper of the Company’s shares.

Note: the documents mentioned above shall be forwarded to Copel’s headquarters, Diretoria de Finanças e de Relações com Investidores, Departamento de Acionistas e Custódia, at Rua Coronel Dulcídio nº 800 - 3º andar, preferably 48 hours prior to the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com.

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Ballot Paper

In compliance with CVM’s Rule no. 481/2009 and its alterations, and with a view to promoting and facilitating the shareholders’ participation in Copel’s General Meetings, the Company will provide a distance voting ballot paper for the shareholder to exercise his/her voting right at a distance through his/her corresponding custody agents, by the bookkeeper of the Company’s shares or directly to the Company, as described below.

On this date, the Company has made available ballot papers on its website (https://ri.copel.com/), on the CVM (http://www.cvm.gov.br) and B3 (http://www.b3.com.br/pt_br/) websites, in versions that can be printed and filled out manually.

The shareholder who is willing to exercise his/her voting right at a distance shall i. fill in and send the ballot paper directly to the Company or ii. send instructions to qualified service providers on how to fill in the ballot paper, as follows:

•	Exercising voting right through qualified service providers: the shareholder who is willing to exercise his/her voting right at a distance shall send instructions on his/her vote to his/her custody agents or by the bookkeeper, in accordance with the rules set by them, who, in turn, will send the shareholder’s assent and dissent to the resolutions of the General Meetings to [B]³ Brasil, Bolsa, Balcão Central Securities Depository. The shareholder shall first maintain contact with his/her corresponding custody agents or with the Bookkeeper and verify their established procedures for filling in the ballot form as well as the necessary information and documents required by them.

Institution contracted by the Company to provide securities bookkeeping services:

Banco Bradesco S.A

Departamento de Ações e Custódia

A/C: Carlos Augusto Dias Pereira

Núcleo Cidade de Deus, Prédio Amarelo, 2º Andar, Vila Yara Osasco, SP CEP: 06029900

Telefone: 0800-7011616

E-mail: dac.acecustodia@bradesco.com.br

•	Delivering the ballot paper directly to the Company: the shareholder who is willing to exercise his/her voting right at a distance may do so by delivering the completed ballot paper accompanied by the following documents directly to Copel’s head office (Diretoria de Finanças e de Relações com Investidores - Departamento de Acionistas e Custódia; Rua Coronel Dulcídio nº 800, 3º andar, Curitiba - PR): i. a printed copy of the completed ballot paper, duly initialed and signed; ii. a notarized copy of: (a) individual taxpayers: the shareholder’s identity card with a photo (RG); (b) corporate taxpayers: the updated copy of the Company’s Bylaws or of the Consolidated Articles of Incorporation and of the corporate documents granting legal representation of the shareholder concerned (together with a copy of his/her identity card with a photo); (c) investment funds: the updated consolidated Investment Fund Regulation, the Bylaws or Article of Incorporation of its administrator or manager, as the case may be, observed the fund’s voting policy, and proof of powers for representation; and the identity card with a photo of the legal representative of the investment fund concerned. The documents shall be received by the Company in full order up to 7 (seven) days before the date of the General Meeting, pursuant to article 21-B of CVM Instruction 481/2009. Within to 3 (three) days from the date of receipt of the ballot paper, the Company shall inform the shareholder if the documents are sufficient for the vote to be valid or the need for rectification, pursuant to article 21-U of CVM Instruction 481/2009.

Votes cast by ballot in breach of the above procedures shall not be considered. In addition, the Company informs that: (i) in the event of receipt of divergent ballot papers for the same CPF or CNPJ number, received directly by the Company and by the Bookkeeping Agent, the ballot paper sent by

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the Bookkeeping Agent shall prevail, pursuant to paragraph 2 of article 21-W of CVM Instruction 481/2009; (ii) when the Custodian Agent receives divergent ballot papers for the same CPF or CNPJ number, both shall be disregarded, pursuant to article 21-S of CVM Instruction 481/2009; (iii) at the end of the period for receipt of votes at a distance, the shareholder may not alter the voting instructions, except in the General Meeting itself; (iv) in the event of postponement of the meeting, the voting instructions will be considered normally, as well as in their execution at a second call, provided that the postponement is less than 30 days from the date initially foreseen, pursuant to article 21-X of CVM Instruction 481/2009

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III.	Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend, in person, the Annual General Meeting to be held on March, 11, 2021, at 10 a.m. at the Company’s head office located at Rua Coronel Dulcídio, 800, Curitiba, to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1.   Total reform and consolidation of the Company’s Bylaws, according to amendments detailed in the the management's proposal, including the following alterations, among others:

a)       establish the Company's headquarters in the Municipality of Curitiba, State of Paraná, with assignment of powers to the Board of Directors to establish the full address of the Company, within the headquarters provided for in the bylaws;

b)       the stock split, in the proportion of one (1) share to ten (10) shares, provided that, for each one (1) share issued by the Company, nine (9) new shares of the same class and type will be credited (“Stock Split”), subject to the operating procedures of B3 and Banco Bradesco S.A., the financial institution provider of the Company's stock bookkeeping service (“Bookkeeper”);

c)       inclusion of the right of common shares ("ON") to be converted, by decision of the holder, into an equal quantity of class "B" preferred shares ("PNB") (conversion factor of 1:1) and the right of PNB shares to be converted, by decision of the holder, into an equal quantity of ON shares (conversion factor of 1: 1), exclusively for purposes of forming and issuing the Company's depository receipts, composed of one (1) ON share and four (4) PNB shares ("UNITs"), in compliance with the procedures, terms and conditions to be established by the Company's Board of Directors ("Conversion of Shares");

d)       provision of sponsorship, by the Company, for the issuance of UNITs composed of one (1) ON share and four (4) PNB shares, according to rules, procedures and conditions to be approved by the Board of Directors (“UNITs Program”);

e)       the need for the holders of preferred shares to approve, at a special shareholders’ meeting, the suppression or alteration of the device that ensures compliance with the regulations in force issued by the National Electric Energy Agency - ANEEL, by means of normative acts, as well as by means of the regulatory clauses contained in the concession agreements to which Copel Distribuição S.A. is a signatory, ensuring full application on the base dates of fares values established by the granting authority (“Fares Adjustment”);

f)       change in the composition of the Board of Directors to increase from two (2) to three (3) the number of members to be elected by non-controlling shareholders, in a separate election, without the participation of the controlling shareholder, with minority shareholders holding common to elect two (2) board members and one (1) member will be elected by the shareholders holding preferred shares that meet the requirements of article 141, § 4 and § 5 of Federal Law No. 6,404/1976;

g)       review of the duties of the Board of Directors and of the Executive Board;

h)       creation in bylaws of three (3) new committees, whose duties shall be defined in internal regulations to be approved by the Board of Directors: (i) Minority Committee for the purpose of analyzing and issuing recommendations and opinions on matters involving transactions between the Company and the controlling shareholder; (ii) Investment and Innovation Committee, which will be composed of three (3) members of the Board of Directors, one of them a member elected by the non-controlling shareholders, and will have the purpose of evaluating and issuing recommendations on the Company's investment plans; and (iii) Sustainable Development Committee with the purpose of assisting the Board of Directors in

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proposing guidelines, policies and main topics related to people management and environmental, social and governance issues (ESG);

i)       inclusion of provisions to migrate to Level 2, which will have their effectiveness suspended under the condition (condition precedent) of financial settlement of the secondary public offering for the distribution of shares or UNIT to be carried out by the controlling shareholder and for the Company's admission at Level 2, among which the following stand out: (i) attribution of restricted voting to preferred shares in the deliberations of the general meeting pertinent to the matters provided for in the Level 2 Listing Regulation (“Regulation”); (ii) the obligation of the members of the Board of Directors and the Fiscal Council to sign a term of adhesion to the Regulation; (iii) in case of transfer of control (and provided that the constitutional and legal rules are observed), the buyer's shall launch a for all common shares and preferred shares issued by the Company, for the same price per share paid to the selling controlling shareholder; (iv) mandatory tender offer, at the economic value per share, in case of withdrawal from Level 2 or cancellation of registration as a publicly-held company; and (v) arbitration provision whereby the Company, its shareholders, managers and the members of the Fiscal Council undertake to settle, by means of arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), any and all disputes or controversies that may arise between them, under the terms of the Regulation;

j)       inclusion of a transition rule that maintains bylaws’ provisions of B3's Level 1 Corporate Governance in force as long as the Company does not migrate to Level 2;

k)       other wording adjustments, cross-reference and numbering of clauses; and

l)       consolidate such proposed amendments to the bylaws in the Company's updated bylaws.

2.   Authorization for the Company’s managers to perform all acts necessary to effect the resolutions arising from the statutory reform, including, without limitation, operating the Split, defining the procedures and conditions for the Conversion of Shares and the formation of the UNITs, hiring the financial institution issuing the UNITs, promote the listing of the UNITs with B3 in order to allow the effective negotiation of the UNITs, practice the necessary acts abroad in relation to the depositary receipts programs and, subject to the implementation of the suspensive conditions provided for in the bylaws, request B3 the admission of the Company to Level 2 and sign the Level 2 Participation Agreement.

Notes:

(i)	documents referring to the matters to be discussed at the General Meeting, including the Manual for Participation in General Shareholders’ Meetings and the Management's Proposal, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com);
(ii)	the Company’s shareholder shall take part in the General Meeting by: (a) attending it in person and casting his/her vote on the meeting’s agenda items; (b) by appointing a proxy with specific powers to represent him/her, who shall attend it in person; or (c) through a ballot paper for the exercise of his/her voting right at a distance;

(iii) for organizing purposes, it is recommended that powers-of-attorney for the General Meeting, together with all other supporting documents, be sent by e-mail to acionistas@copel.com or filed at the Company’s head office, at the Chief Financial and Investor Relations Office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio nº 800, 3rd floor, Curitiba, at least forty-eight hours prior to the meeting;

(iv)	the ballot papers, according to CVM Rule 481/09, may be sent through the shareholders’ custody agents to the Bookkeeper of shares issued by the Company or, yet, directly to the Company, according to guidelines in the Reference Form, item 12.2, and in the Manual for Participation in General Shareholders’ Meetings; and

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(iv)	detailed guidelines on the documentation required for participation in the General Shareholders’ Meeting are contained in the Manual for Participation in General Shareholders’ Meetings.

Curitiba, February 08, 2021

MARCEL MARTINS MALCZEWSKI

Chairman of the Board of Directors

Publication

This Call Notice will be published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Folha de Londrina as from February 09, 2021, being also available on the Company’s website (ir.copel.com).

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IV.	Information on the matters to be examined and discussed at the 201st Extraordinary General Meeting

Below the Company’s Management presents some clarifications related to each item for resolution at the Extraordinary General Meeting for the exercise of a conscious vote:

è	1. Total reform and consolidation of the Company’s Bylaws, according to amendments detailed in the management's proposal

Clarifications

On July 15, 2020, as Material Fact 02/20 disclosed on that date, the Company’s Board of Directors approved the beginning of the process of hiring financial and legal experts to assist management in analyses and implementation of a Securities Deposit Certificate Program (called unit) and opportunities for improvements in the corporate governance of the Company, including eventual migration to Level 2 of Corporate Governance of B3 SA - Brasil, Bolsa e Balcão (“B3”) and stock split.

After the studies were completed, the Company’s Board of Directors, in a meeting held on November 12, 2020, approved the model of Securities Deposit Certificate Program to be sponsored by the Company (“UNIT”), structured based on independent experts’ advices, who were coordinated by Banco Bradesco BBI S.A. The model then approved, and disclosed, on the same day of such approval, by means of the Material Fact 12/20, proposed the following premises (“UNIT Program”): (i) UNITs will be composed of five (5) shares issued by the Company, being one (1) common share and four (4) class “B” preferred shares; (ii) conversion of common shares into class “B” preferred shares and class “B” preferred shares into common shares (conversion factor of 1:1) will be permitted exclusively for the purpose of composing UNITs, provided that the preferred shares cannot exceed the legal limit of two thirds (2/3) of the total shares issued by the Company; (iii) stock split of shares issued by the Company in a proportion to be defined, aiming at maximizing the liquidity of their respective securities; and (iv) improvements of Copel's corporate governance by means of the migration to B3's Level 2 Corporate Governance (“Level 2”).

During management studies regarding amendments to bylaws to implement the UNIT program model and the counterparts for increasing governance, the State of Paraná (“State”), the controlling shareholder of the Company, has sent a notice to the Company on January 8, 2021, communicating its intention to “express in favor of the UNIT Program”. However, in relation to the migration to Level 2, the State conditioned its vote to the fulfillment of the following requirements: (i) carrying out and settlement of a public offer for the secondary distribution of shares or UNIT owned by the State of Paraná and issued by the Company, in conjunction with the offer to be made by BNDES Participações S.A. - BNDESPAR (“BNDESPar”), as disclosed in Material Fact no. 13/20, of December 8, 2020, in compliance with the applicable legal rules; and (ii) immediately after the settlement of the aforementioned public offering, the State of Paraná remains with its shareholding control as provided by State Law No. 18,875 of September 27, 2016.

Accordingly, on January 20, 2021, the Board of Directors approved the submission of the proposal for comprehensive amendment and consolidation of the Company's bylaws including, among others, the following amendments:

(a)	establish the Company's headquarters in the Municipality of Curitiba, State of Paraná, with assignment of powers to the Board of Directors to establish the full address of the Company, within the headquarters provided for in the bylaws;
(b)	the stock split, in the proportion of one (1) share to ten (10) shares, provided that, for each one (1) share issued by the Company, nine (9) new shares of the same class and type will be credited (“Stock Split”), subject to the operating procedures of B3 and Banco Bradesco S.A., the financial institution provider of the Company's stock bookkeeping service (“Bookkeeper”);

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(c)	inclusion of the right of common shares ("ON") to be converted, by decision of the holder, into an equal quantity of class "B" preferred shares ("PNB") (conversion factor of 1:1) and the right of PNB shares to be converted, by decision of the holder, into an equal quantity of ON shares (conversion factor of 1: 1), exclusively for purposes of forming and issuing the Company's depository receipts, composed of one (1) ON share and four (4) PNB shares ("UNITs"), in compliance with the procedures, terms and conditions to be established by the Company's Board of Directors ("Conversion of Shares");
(d)	provision of sponsorship, by the Company, for the issuance of UNITs composed of one (1) ON share and four (4) PNB shares, according to rules, procedures and conditions to be approved by the Board of Directors (“UNITs Program”);
(e)	the need for the holders of preferred shares to approve, at a special shareholders’ meeting, the suppression or alteration of the device that ensures compliance with the regulations in force issued by the National Electric Energy Agency - ANEEL, by means of normative acts, as well as by means of the regulatory clauses contained in the concession agreements to which Copel Distribuição S.A. is a signatory, ensuring full application on the base dates of fares values established by the granting authority (“Fares Adjustment”);
(f)	change in the composition of the Board of Directors to increase from two (2) to three (3) the number of members to be elected by non-controlling shareholders, in a separate election, without the participation of the controlling shareholder, with minority shareholders holding common to elect two (2) board members and one (1) member will be elected by the shareholders holding preferred shares that meet the requirements of article 141, § 4 and § 5 of Federal Law No. 6,404/1976;
(g)	review of the duties of the Board of Directors and of the Executive Board;
(h)	creation in bylaws of three (3) new committees, whose duties shall be defined in internal regulations to be approved by the Board of Directors: (i) Minority Committee for the purpose of analyzing and issuing recommendations and opinions on matters involving transactions between the Company and the controlling shareholder; (ii) Investment and Innovation Committee, which will be composed of three (3) members of the Board of Directors, one of them a member elected by the non-controlling shareholders, and will have the purpose of evaluating and issuing recommendations on the Company's investment plans; and (iii) Sustainable Development Committee with the purpose of assisting the Board of Directors in proposing guidelines, policies and main topics related to people management and environmental, social and governance issues (ESG);
(i)	inclusion of provisions to migrate to Level 2, which will have their effectiveness suspended under the condition (condition precedent) of financial settlement of the secondary public offering for the distribution of shares or UNIT to be carried out by the controlling shareholder and for the Company's admission at Level 2, among which the following stand out: (i) attribution of restricted voting to preferred shares in the deliberations of the general meeting pertinent to the matters provided for in the Level 2 Listing Regulation (“Regulation”); (ii) the obligation of the members of the Board of Directors and the Fiscal Council to sign a term of adhesion to the Regulation; (iii) in case of transfer of control (and provided that the constitutional and legal rules are observed), the buyer's shall launch a for all common shares and preferred shares issued by the Company, for the same price per share paid to the selling controlling shareholder; (iv) mandatory tender offer, at the economic value per share, in case of withdrawal from Level 2 or cancellation of registration as a publicly-held company; and (v) arbitration provision whereby the Company, its shareholders, managers and the members of the Fiscal Council undertake to settle, by means of arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), any and all disputes or controversies that may arise between them, under the terms of the Regulation;

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(j)	inclusion of a transition rule that maintains bylaws’ provisions of B3's Level 1 Corporate Governance in force as long as the Company does not migrate to Level 2;
(k)	other wording adjustments, cross-reference and numbering of clauses; and
(l)	consolidate such proposed amendments to the bylaws in the Company's updated bylaws.

In compliance with the provisions of article 11 of CVM Instruction No. 481, of 2009, Schedule I contains a comparative table, highlighting the changes proposed in the Company's bylaws, and a report detailing the origin and justification of the proposed changes, and analyzing its legal and economic effects. Schedule II contains the consolidation of the bylaws incorporating the proposed changes.

Additionally, further clarifications regarding the highlights of amendments to bylaws are presented below:

A)              Adjustment of the Company's headquarters

The definition of the Company's headquarters plays a very relevant role in the legislation. For purposes of Federal Law No. 6,404, of 1976 (“Brazilian Corporate Law”) and other applicable legal provisions, the headquarters:

(a)	is the place designated in the bylaws in which operates the Company’ governing bodies;
(b)	is the place where the meetings of the general meeting are to be held, except in cases of force majeure, when the meeting may be held in another location in the same municipality (art. 124, § 2 of the Brazilian Corporate Law), or the meeting is held entirely digitally (as per new art. 124, § 2 - A, of the Brazilian Corporate Law);
(c)	determines the board of trade in which its corporate acts must be registered (art. 94 of the Brazilian Corporate Law);
(d)	determines the Official Gazette and the list of widely circulated newspapers in which the company's publications will be made (articles 98 and 289 of the Brazilian Corporate Law);
(e)	determines where documents for exercising voting rights at general meetings will be made available (art. 135, paragraph 3, of the Brazilian Corporate Law) and documents, such as shareholder agreements (art. 118, of the Brazilian Corporate Law) or that prove requirements for investiture in management positions (art. 147, caput, of the Brazilian Corporate Law), will be filed;
(f)	determines the competent forum for the filing of lawsuits against the company, under the terms of art. 53, III, a) of Federal Law No. 13,105 of March 16, 2015 (“Code of Civil Procedure”), as well as the place where the summoning of the company must be served; and
(g)	must appear in the share certificates and other securities when such certificates are issued (arts. 24, I; 49, II; 64, I and 79, I, of the Brazilian Corporate Law).

At the date hereof, Article 3 of the bylaws contains the full address of the Company's headquarters. This means that, if it is necessary to change the location of Copel Holding's headquarters, for any reason, it will be mandatory to call a shareholders’ meeting to resolve on the amendment of the bylaws to change the address. In situations where there is an urgent need for a quick change of headquarters (for example, expiration of a lease agreement,

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renovations for readjustment etc.), waiting for the meeting to be held (which must be held at the current headquarters) can cause any damage to the Company and its shareholders.

For this reason, the management proposes that article 3 only determines that the headquarters will be in the Municipality of Curitiba, State of Paraná, granting to the Board of Directors powers to set and change the address of the headquarters, provided that such address is in the geographical limits established in bylaws.

It is worth noting that the mandatory nature of the bylaws to mention the headquarters of publicly-held companies arises from article 997, II of the Brazilian Civil Code, together with article 83 of the Brazilian Corporate Law. There is, however, no definition of the extension and what information should specifically appear - such as, for example, the complete address.

The Registration Handbook of the Department of Corporations Registration and Integration (“DREI”), in its version of June 15, 2020, expressly permits that the bylaws of corporations at the time of their incorporation mention only the municipality of the headquarters, since the complete address appears in the minutes of incorporation[1].

Although there is no guidance in relation to existing companies, it is understood that there is no impediment to reforming the bylaws and establishing only the municipality of the headquarters. Otherwise, there would be discriminatory and disproportionate treatment between new companies and companies already incorporated.

Therefore, if the proposal for amendment to bylaws is approved, setting the headquarters in the Municipality of Curitiba, State of Paraná, and granting of powers to the Board of Directors to designate the new address, it will be recorded in the minutes of the meeting that, until later resolution of the Board of Directors, the Company's headquarters will remain in the municipality of Curitiba, State of Paraná, Brazil, at Rua Coronel Dulcídio No. 800, Batel, Zip-Code 80.420-170.

B)              Stock Split

The prices of the Company's shares, at the closing of the trading session on February 08, 2021, prior to the disclosure of this proposal, were R$64.46 in relation to ON shares, R$60.52 in relation to class “A” preferred shares (“PNA”), and R$67.80 in relation to PNB shares.

In analyzing opportunities to increase the liquidity of the shares issued by the Company, management identified that any reduction in the value per share, with a consequent proportional increase in the number of shares, could contribute to (i) increase the liquidity of the shares issued by the Company in the market; and (ii) enabling an adjustment in the share price, making the price per share more attractive and accessible to a greater number of investors.

Thus, management proposes the Stock Split, pursuant to article 12 of the Brazilian Corporate Law, without changing the share capital figure, in the proportion of one (1) share to ten (10) shares, so that, for each one (1) share issued by the Company, nine (9) new shares of the same class and type will be credited.

To exemplify the Stock Split process, if, before its completion, the shareholder held five hundred (500) shares of the Company, with one hundred (100) ON shares and four hundred (400) PNB shares, immediately after the split the shareholder will become holder of five (5,000) thousand shares, according to the example table below:

1 The need for the complete address to appear at least in the minutes aims to respect the prohibition on filing incorporation and transformation acts that do not contain the full address, as per art. 53, III, e), of Federal Decree no. 1,800, of January 30, 1996 (“Decree 1800”), therefore, the by-laws, despite not being “the” incorporation act, integrate it. Thus, the observation made by DREI aims to ensure that, in some way, the constitutive acts of the company contain the complete address of the registered office.

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	Shares before the stock split	Credited shares	Shares after the stock split
ON	100	900	1,000
PNB	400	3,600	4,000
Total	500	4,500	5,000

The Stock Split will be carried out without changing the Company's capital stock, which will remain in the amount of ten billion and eight hundred million reais (R$ 10,800,000,000.00), but will now be divided into two billion, seven hundred and thirty-six million, five hundred and fifty-three thousand, seven hundred and fifty (2,736,553,750) shares, with no par value, being one billion, four hundred and fifty million, three hundred and ten thousand and eight hundred (1,450,310,800) ON shares and one billion, two hundred and eighty-six million, two hundred and forty-two thousand, nine hundred and fifty (1,286,242,950) preferred shares and, of these, three million, two hundred and sixty-seven thousand, five hundred and twenty (3,267,520) are PNA shares and one billion, two hundred and eighty-two million, nine hundred and seventy-five thousand, four hundred and thirty (1,282,975,430) are PNB shares.

The shares resulting from the Stock Split will grant their holders the same rights and advantages as other shares issued by the Company of the same type and class, including in relation to the distribution of dividends and/or interest on equity and any capital remuneration that may be distributed by the Company.

The shares will be traded ex-split from March 12, 2021 (including), and the shares resulting from the split will be credited to shareholders on March 16, 2021

Considering that the Split will be carried out in such a way that each share issued by the Company is split into ten (10) shares of the same type, there will be no surplus resulting from fractions of shares.

It should be noted that the Company's management is proposing that the Stock Split occurs before the Share Conversion. This is because management understands that the Stock Split will bring benefits regardless of the Share Conversion and the formation of UNIT. The increase in liquidity and greater attractiveness of shares, which will be more accessible to investors, may even maximize the adhesion of shareholders to the Share Conversion for the formation of UNIT.

C)              Share Conversion

Since the Company's UNIT will have as underlying assets one (1) ON share and four (4) PNB shares, few shareholders today hold ON shares and PNB shares in sufficient quantities to form a significant number of UNIT. The Company's bylaws, in turn, currently authorize, in its article 5, § 7, only the conversion of PNA shares into PNB, prohibiting any other form of conversion, including PNB shares into PNA or ON shares into preferred shares of any class and vice versa.

In this sense, to facilitate the formation of UNIT by shareholders who so wish, management proposes that the bylaws start to allow the conversion of PNB shares into ON and from ON shares to PNB. The conversion of these shares, however, would be authorized exclusively for the purpose of forming UNIT, subject to the terms, conditions and procedures defined by the Board of Directors. Shareholders holding PNA shares will continue to have the right to convert their shares into PNB, under the same current terms. Holders of PNA shares who wish to participate in the UNIT Program must, within the deadlines and procedures defined by the Board of Directors, convert their PNA shares into PNB shares and, if necessary, convert PNB shares into ON shares to form UNIT.

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The Board of Directors must authorize the conversion of PNB shares into ON and from ON to PNB in periods defined in each UNIT program, which will also define the procedures and conditions to be observed by shareholders who wish to convert their shares to form UNIT. Whenever a new UNIT training program is opened (always composed of one (1) ON share and four (4) PNB shares), the Board of Directors must establish the Share Conversion and UNIT formation procedures (since conversion from ON to PNB and of PNB in ON can only be carried out to form UNIT), and it can adopt measures that encourage liquidity, such as, for example, conditioning the Shares Conversion and the formation of UNIT to the achievement of the minimum adhesion considered.

It is important to highlight that, although article 15, paragraph 2, of the Brazilian Corporate Law, limits the number of preferred shares without voting rights or with voting rights restricted to fifty percent (50%) of the total shares, the Company falls within the exception brought by article 8, § 1, III, of Federal Law No. 10,303, of 2001. Thus, of the total shares issued by Copel, up to two thirds (2/3) may be preferred shares without voting rights or with restricted voting rights.

Consequently, the issuance of PNB shares under the Share Conversion cannot result in an amount of preferred shares that is greater than two thirds (2/3) of the Company's share capital, in violation of the legal limit provided for in article 15, Paragraph 2 of the Brazilian Corporate Law. In this sense, if the conversion requests have the potential to exceed the legal limit, at the time of the conversion the requests will be met in a proportional manner until the limit is reached.

The shares resulting from the conversion of PNB into ON shares or from ON into PNB shares will grant their holders the same rights, advantages and restrictions as other shares issued by the Company of the type to which they are converted, including in relation to the payment of dividends, interest on net equity and any other bonuses, payments, or earnings to which they may be entitled.

Once shareholders resolve on amendments to bylaws, the Board of Directors will set forth the Share Conversion and formation of UNIT, as well as the procedures and conditions for implementing the UNIT Program. The terms, procedures and conditions established by the Board of Directors will be disclosed to shareholders and the market in due course.

It will be incumbent upon the Board of Directors to ratify the final number of ON, PNA and PNB shares issued by the Company after the Share Conversion, making it unnecessary to hold a new general meeting to amend the bylaws.

D)        UNIT Program

The Brazilian Corporate Law, pursuant to its article 25, authorizes the issuance of multi-share certificates, the UNIT, by publicly-held companies. According to some studies carried out the management understands that, with respect to the Company, the implementation of UNIT may be advantageous, as it might concentrate dispersed investments between common and preferred shares in a single security. As a result, in addition to shareholders and investors having standardized rights, UNIT are expected to increase liquidity in relation to the several classes and types of shares currently traded.

Accordingly, pursuant to the model approved by the Board of Directors at the meeting held on November 12, 2020 and informed to shareholders by means of the Material Fact no. 12/20, the management proposes the sponsorship by the Company of the issue of UNIT composed of 1 (one) ON share and 4 (four) PNB shares, according to the UNIT Program to be approved by the Board of Directors.

For the purposes of making the issuance of UNIT feasible, the management proposes adjustments to the Company's bylaws, in addition to the Conversion of Shares and the Stock Split as follows:

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(a)	the attribution of the Board of Directors to set deadlines, procedures and rules applicable to the issuance of UNIT, being such body, therefore, responsible for the approval of the UNIT Program;
(b)	UNIT shall consist of 1 (one) ON share and 4 (four) PNB shares;
(c)	UNIT may be issued: (i) at the request of shareholders holding the necessary amount of shares for their formation, free of encumbrances and liens; (ii) in the event of a capital increase with the issue of new shares to be represented by UNIT; and (iii) in the events of split, reverse split, bonus or issue of shares through the capitalization of reserves, as well as by exercise of right of first refusal for the subscription of shares;
(d)	UNIT holders shall have the same rights and advantages as the shares they represent, including with respect to the payment of dividends, interest on equity and any other bonuses, payments or earnings to which they may be entitled, as well as to attend meetings and exercise all the prerogatives related to the shares represented by UNIT;
(e)	UNIT shall be book-entry;
(f)	the ownership of the shares represented by UNIT can only be transferred by transferring the UNIT themselves, except in the event of cancelling the UNIT;
(g)	the shareholders may request, at their expenses, at any time, the cancellation of UNIT, pursuant the terms and rules defined by the Board of Directors, provided that their UNIT are not affected by liens or encumbrances that prevent their decommissioning, and the Board of Directors may define periods in the which UNIT shall not be canceled.

It should be noted that the approval and implementation of the UNIT Program will not affect the listing of shares issued by the Company, as they will continue to be admitted to trading with the same current aspects.

Once the statutory reform is approved by the general meeting, the Board of Directors shall approve regulations for the Conversion of Shares and creation of UNIT, as well as the procedures and conditions for implementing the UNIT Program. The terms, procedures and conditions established by the Board of Directors will be disclosed to the shareholders and the market in due course.

As a result of the resolution, the management will be authorized to make arrangements for the issuance of UNIT, including finalizing the contracting of the financial institution to will act as Issuing Agent, and listing the UNIT before B3. They shall take the necessary measures to allow the depositary receipts backed by shares of the Company to also contemplate UNIT as an underlying asset.

E)        Special meeting for the suppression of the provision on Tariff Readjustment, with preferential vote

Currently, article 30, XLV of Copel’s bylaws provides that the Board of Directors shall ensure full application of the Fares Readjustment on the data base established by the granting authority, with respect to the concession agreements in which Copel Distribuição S.A. is a signatory party. In other words, the members cannot fail to seek to ensure the full application of the Fares Readjustment. In this regard, the provision aims to protect the interests of the Company.

Thus, to improve the Company’s corporate governance, the management proposes to subject the effectiveness of the exclusion or amendment that aims to suppress the provision that ensures the Fares Readjustment to the approval by the majority of votes from the Company’s preferred shares, in a meeting specially called for such purpose, according to the possibility provided for in article 18, single paragraph, of the Brazilian Corporate Law.

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In other words, in addition to the approval of the amendment or exclusion of the rule currently provided for in article 30, XLV of the bylaws, by shareholders’ meeting approval will also be subject to the votes of shareholders holding the majority of the preferred shares, gathered at a special meeting.

F)       Amendments in the composition of the Board of Directors

The article 239 of Brazilian Corporate Law, specifically regarding to mixed capital companies, allows holders of non-controlling common shares, regardless of the equity interest they hold, to elect, by separate ballot, without the participation of the controlling shareholder, one (1) member of the Board of Directors, whether a higher number it is not permitted to them by the multiple voting process provided for in the Brazilian Corporate Law.

Moreover, article 141, § 4, II, of the Brazilian Corporate Law allows shareholders holding preferred shares without voting rights or with restricted voting rights, in attendance at the general meeting, which represent at least ten percent (10%) of the share capital, being excluded treasury shares, the right to elect, by separate ballot, one (1) member of the Board of Directors, being excluded from such election the majority shareholder[2].

In the specific case of Copel, current bylaws determine that the Board of Directors shall be composed of nine (9) members, of which one (1) will be elected by minority shareholders holding ON shares, in case a higher number it is not permitted to them by the multiple voting process provided for in the Brazilian Corporate Law, and one (1) member shall be elected by the employees. Additionally, considering the possibility of separate election of one (1) more member of the Board of Directors by the holders of preferred shares, the nine (9) positions of the Board of Directors is distributed as the following:

(a)	six (6) members elected by the Controlling Shareholder;
(b)	one (1) member elected by the employees;
(c)	one (1) member elected by the minority holders of ON shares, by separate ballot;
(d)	one (1) member elected by the minority holders of preferred shares, by separate ballot, in accordance with article 141 of the Brazilian Corporate Law;

In view of the improvements in corporate governance that might accompany the adoption of the UNIT Program, the management proposes to increase the number of members of the Board of the Directors elected by minority shareholders holding ON shares, from one (1) to two (2), whether a higher number it is not permitted to them by the multiple voting process, and to ensure the election of one (1) member of the Board of Directors by shareholders holding preferred shares that should reach the quorums established in article 141, paragraph 4 and paragraph 5 of the Brazilian Corporate Law.

Therefore, the composition of the Board of Directors shall be:

(a)	five (5) members elected by the Controlling Shareholder;
(b)	one (1) member elected by the employees;
(c)	two (2) members elected, in a separate vote, by the non-controlling shareholders holding ON shares; and;

 2 CVM, under Procedure RJ 2014/4375, judged on July 7, 2015, decided that the ordinance of article 239 is special, whose factual support presupposes a mixed capital company and is more beneficial considering that it does not require any percentage for exercise of the right, and, therefore, excludes the incidence of the rule set forth in article 141, § 4, I, of the Brazilian Corporate Law.

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(d)	one (1) member elected, in a separate vote, by the non-controlling shareholders holding preferred shares, provided that they meet the requirements of article 141 of the Brazilian Corporate Law;

It is important to highline that, pursuant to article 141, paragraph 7, of the Brazilian Corporate Law, and the Copel’s nature as a mixed capital company, even if there is a request for multiple voting, the State of Paraná, as the controlling shareholder, will always have the right to elect most of the members of the Board of Directors.

It is also worth remembering that the bylaws rule that twenty-five percent (25%) or, at least, three (3) members of the Board of Directors must be considered independent, will remain in full effect.

Under art. 22, §1 of Federal Law 13.303/2016 and Section II of the Level 2 Regulations, the director is independent if this person: (i) has no relationship with the Company, except capital interest; (ii) is not a spouse or relative by blood or any such person, up to the third degree or by adoption, of Chief Executive Officer, Minister of State, Secretary of State or Municipality or manager of the Company; (iii) has not maintained, in the last 3 (three) years, any bond of any nature with the Company or its controlling shareholders, which may compromise its independence; (iv) is not or has not been, in the last 3 (three) years, an employee or officer of the Company, or of a controlled, affiliated or subsidiary company of the Company, except if the bond has been exclusively with public teaching or research institutions; (v) is not a supplier or buyer, directly or indirectly, of services or products of the Company so as to imply loss of independence; (vi) is not an employee or manager of a company or entity that is offering or demanding services or products to the Company so as to imply loss of independence; and (vii) does not receive any compensation from the Company other than that related to the position of director, with the exception of cash proceeds from the equity interest.

It should be noted that the qualification as an independent director depends on the fulfillment of the above requirements and not on the shareholder who appointed or elected the member of the Board of Directors. Thus, if a member elected by the controlling shareholder fulfills the legal and regulatory requirements, he or she will be considered independent. There is a presumption that members elected separately by non-controlling shareholders are independent. However, if the director, even if elected by non-controlling shareholders, does not meet the requirements, his/her qualification as independent may be removed.

G)        Review of the duties of the Board of Directors, Executive Board and the Executive Board Meeting

Management proposes to restructure and reorganize the duties of the Board of Directors and the Executive Board Meeting currently indicated in articles 30 and 42 of the Company's bylaws. The proposal is part of the periodic review performed by the management of the attributions of governance bodies, to provide clarity about the responsibility of each body, as well as to improve the internal management organization regarding the attributions that would not be exclusive to each one, in accordance with the law.

In this sense, for example, the duties of the Executive Board Meeting that were not in accordance with the role to be exercised by the body were excluded, in accordance with other bylaws’ provisions. In other situations, attributions that were not entitled to any body, but that in the Company's practice were exercised by one of them, such as to establish the vote in wholly owned subsidiaries by the Executive Board Meeting, were included.

Among the suggested changes, it is possible to highlight the attribution of the Board of Directors to establish thresholds for the performance of the Executive Board Meeting, to ensure that the Board of Directors previously approve acts that involves obligations in relevant amounts.

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H)       Creation of three new committees

The Company’s management proposes the creation of 3 (three) new advisory committees to the Board of Directors, for the purposes of improving Copel’s corporate governance, mainly to improve investment analysis, sustainable and people management and the protection of the interests of the Company in transactions involving the controlling shareholder.

All proposed committees shall be independent, consultative, and permanent bodies, - for the purposes of advising the Board of Directors - and shall have the same duties as the other managers of the Company, pursuant to article 160 of the Brazilian Corporate Law, as well as they shall fulfill the minimum criteria requested by Federal Law No. 13,303 / 2016 (“Law 13,303”) to occupy such positions. In all proposed committees, the proposed management term is 2 (two) years, with a maximum of 3 (three) successive renewals allowed.

The committees will have operational autonomy and budget allocation approved by the Board of Directors within the scope of their activities. The duties of each committee will be defined in an internal regulation also approved by the Board of Directors.

The purpose of the Minority Committee will be to analyze and issue recommendations and opinions on transactions between the Company and the controlling shareholder, including their independent agencies and/or foundations if outside the normal course of business of the Company and within the scope of the duties of the Board of Directors.

In the event the proposal is approved, the Minority Committee will have three (3) members, all also members of the Board of Directors, elected by non-controlling shareholders. The chairman of the Minority Committee shall be appointed by the Board of Directors.

The purpose of the Investment and Innovation Committee, on the other hand, will be to analyze and issue recommendations about the Company’s investment plans, aiming to ensure a more robust investment analysis process by the Board of Directors, which shall be unique for the Company and its subsidiaries and direct or indirect controlled companies.

All members of the Investment and Innovation Committee shall be members of the Board of Directors and shall be appointed by such body, considering that one of them shall be elected by non-controlling shareholders.

Finally, the Sustainable Development Committee will aim to assist the Board of Directors in proposing guidelines, policies and principles related to people management and the sustainable development of the Company, its wholly owned subsidiaries and direct or indirect controlled companies.

The Sustainable Development Committee will be composed of 3 (three) to 5 (five) members, appointed and removed by the Board of Directors, noted that at least 2 (two) shall be members of the Board of Directors. The chairman will be appointed by the members of the Sustainable Development Committee, being necessarily a member of the Board of Directors. The composition of the committee shall follow the following parameters:

(a)	at least two (2) members shall also be members of the Board of Directors, one of which shall necessarily be the executive secretary of such body;
(b)	one (1) of the members shall also be a member of the Company’s Nomination and Evaluation Committee; and
(c)	at most one (1) person who does not exercise an activity or hold a position in the Company may be a member of the Sustainable Development Committee, provided that she has recognized professional experience in the matters submitted to the Committee.

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I)              Mandatory rules for migration to Level 2 of Corporate Governance

In view of the Company’s migration proposal to Level 2, it is necessary to change the bylaws to include the minimum provisions provided for in the Regulation. Whenever possible, an attempt was made to use the exact wording provided therein, to ease the understanding of investors.

Among the innovations brought to the bylaws under the Regulation, the following stand out:

(a)	ascription of restricted vote to preferred shares in the resolutions of the general meeting relevant to the matters provided for in the Regulations;
(b)	the obligation of the members of the Board of Directors and the Fiscal Council to sign an assumption agreement to the Regulations[3];
(c)	in the event of transfer of control (and provided that the constitutional and legal rules are observed), the acquirer shall launch a tender offer for all common shares and preferred shares issued by the Company, for the same price per share paid to the selling controlling shareholder;
(d)	obligation to carry out a tender offer at a price equivalent to economic value per share, in the event of exit from Level 2 or cancellation of registration as a publicly-held company; and
(e)	arbitration provision whereby the Company, its shareholders, management and the members of the Audit Committee undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), any and all disputes or controversies that may arise between them, under the terms of the Regulations.

As disclosed in the Material Fact no. 01/21, the State of Paraná stated that it would only vote in favor of migration to Level 2 on condition of a public offering secondary distribution of shares or UNIT of the Company carried out by the State.

Thus, the management proposes to include, from the start, all the minimum provisions provided for in the Regulation. At the same time, the proposal provides for the addition of article 114, which suspends the effectiveness of these provisions under the condition (i) of liquidation of the public offering of secondary distribution of shares or UNIT to be carried out by the Controlling Shareholder; and (ii) effective adherence to Level 2.

Therefore, the management may already start the migration process, submitting the request to B3, under the condition of carrying out and settling the aforementioned follow-on. Once the request is accepted by B3 and the offer is made, the migration may take place without the need for additional changes to the bylaws.

J)               Transition rule

The Company currently holds its securities admitted to trading on B3's Corporate Governance Level 1 (“Level 1”). The Company’s management intends that the exit from Level 1 occurs, exclusively, due to the migration to Level 2. Thus, as the bylaws will already include the minimum provisions of the Regulation, but its effectiveness will be conditional, it is necessary to include a transition rule, which maintains the minimum provisions of Level 1, until the condition is implemented (that is, financial settlement of the secondary public offering for the

3 The Regulation also provides for a minimum percentage of 20% (twenty percent) of independent directors. However, as provided for in Law 13,303 mixed-capital companies shall have at least 25% (twenty-five percent) of independent members, the Regulation provision does not establish an innovation for the Company.

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distribution of shares or UNIT to be carried out by the controlling shareholder and admission of the Company on Level 2) and the Company effectively migrates to Level 2.

Therefore, the management's proposal is to include a provision that establishes that, while the effectiveness of the provisions related to Level 2 is suspended, the Company shall remain on Level 1, with the following rules, in a transitional manner, in force:

(a)	upon the admission of the Company to the special listing segment known as Level 3 of B3, the Company, its shareholders, Managers and members of the Audit Committee, when installed, shall be subject to the provisions of the Level 1 Listing Regulation of B3’s Corporate Governance (“Level 1 Regulation”); and
(b)	a posse dos membros do Conselho de Administração e da Diretoria estará condicionada à prévia subscrição do Termo de Anuência dos Administradores nos termos do disposto no Regulamento do Nível 1, bem como ao atendimento dos requisitos legais aplicáveis.

K)              Wording adjustments and renumbering of provisions

Within the scope of the amendments to the bylaws, the administration also proposes to adjust the wording of some provisions, to clarify and make them complete. Furthermore, with the input of new provisions, renumbering the bylaws was also necessary.

Annex II contains a comparative table of the amendments and provides detailed justifications for the proposed adjustments.

L)               Consolidation of the bylaws

Finally, after these thorough amendments to the bylaws, it is proposed to consolidate the Company's bylaws, which, considering all the amendments, would come into force in the form of Annex III.

Annexes

I - ESTATUTO SOCIAL DA COMPANHIA COM AS ALTERAÇÕES PROPOSTAS EM DESTAQUE, DE ACORDO COM O ART. 11 DA INSTRUÇÃO CVM 481/09

II - PROPOSTA DE ALTERAÇÃO COM DESCRIÇÃO DOS ARTIGOS ATUAIS E DOS ARTIGOS PROPOSTOS E AS JUSTIFICATIVAS DA ALTERAÇÃO, DE ACORDO COM O ART. 11 DA INSTRUÇÃO CVM 481/09

III - CONSOLIDATED BYLAWS

Approvals

This matter was submitted to the analysis and approval of the Board of Directors at its 210th ordinary meeting, held on January 20, 2021.

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

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è	2. Authorization for the Company’s managers to perform all acts necessary to effect the resolutions arising from the statutory reform, including, without limitation, operating the Split, defining the procedures and conditions for the Conversion of Shares and the formation of the UNITs, hiring the financial institution issuing the UNITs, promote the listing of the UNITs with B3 in order to allow the effective negotiation of the UNITs, practice the necessary acts abroad in relation to the depositary receipts programs and, subject to the implementation of the suspensive conditions provided for in the bylaws, request B3 S.A. - Brasil, Bolsa, Balcão - B3 the admission of the Company to Corporate Governance Level 2 and sign the Level 2 Participation Agreement;

Clarifications

With the approval of amendments to bylaws contained in item 1 of the agenda of the General Meeting, the managers shall need to practice several acts to effective and implement the proposed amendments.

Thus, it is proposed that the General Meeting expressly authorizes the management to implement the amendments to bylaws, including, without limitation, operationalize the Stock Split, define the procedures and conditions for the Conversion of Shares and the formation of UNIT, hire the Issuing Agent, promote the listing of the UNIT with B3 in order to allow the effective negotiation of UNIT, perform the necessary acts abroad in relation to the depositary receipts programs, and, subject to the implementation of the suspensive conditions set forth in the Bylaws, request B3 the admission of the Company to Level 2 and sign the Participation Agreement on Level 2

Approvals

This matter was submitted to the analysis and approval of the Board of Directors at its 210th ordinary meeting, held on January 20, 2021.

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO
DO ESTADO

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ESTATUTO SOCIAL DA COMPANHIA PARANAENSE DE ENERGIA

MINUTA

Aprovado e consolidado pela ~~xxx~~201ª Assembleia Geral Extraordinária de Acionistas, de ~~29xx~~11.~~04xx~~03.~~2019~~202~~0~~1~~, alterado pela 200ª Assembleia Geral Extraordinária de Acionistas, de 02.12.2019~~.

CNPJ: 76.483.817/0001-20
Inscr. Est.: 10.146.326-50
NIRE: 41300036535
Registro CVM: 1431-1
Registro SEC ON: 20441B308
Registro SEC PNB: 20441B407
Registro LATIBEX PNB: 29922
Rua Coronel Dulcídio, 800
Curitiba - Paraná - Brasil
CEP: 80420-170
e-mail: copel@copel.com
Website: http://www.copel.com
Fone: (41) 3310-5050
Fax: (41) 3331-4145

SUMÁRIO

CAPÍTULO I	**DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL**	0~~3~~4
CAPÍTULO II	**CAPITAL SOCIAL E AÇÕES**	0~~4~~5
CAPÍTULO III	**ASSEMBLEIA GERAL - AG**	0~~5~~7
CAPÍTULO IV	**ADMINISTRAÇÃO DA COMPANHIA**	0~~6~~8
	SEÇÃO I CONSELHO DE ADMINISTRAÇÃO - CAD	0~~7~~8
	Composição, investidura e mandato	0~~7~~8
	Vacância e substituições	~~08~~10
	Funcionamento	~~08~~10
	Atribuições	~~09~~11
	SEÇÃO II DIRETORIA	1~~3~~5
	Composição, mandato e ~~atribuição~~investidura	1~~3~~5
	Atribuições	15
	Regras para representação da Companhia	17
	Vacância e substituições	1~~4~~8
	SEÇÃO III DIRETORIA REUNIDA - REDIR	1~~5~~8
	Funcionamento	1~~5~~8
	Atribuições	1~~5~~9
	~~Representação da Companhia~~	~~18~~
CAPÍTULO V	**COMITÊS ESTATUTÁRIOS**	~~18~~22
	SEÇÃO I COMITÊ DE AUDITORIA ESTATUTÁRIO - CAE	~~18~~22
	SEÇÃO II COMITÊ DE INDICAÇÃO E AVALIAÇÃO - CIA	~~19~~23
	SEÇÃO III COMITÊ DE INVESTIMENTOS E INOVAÇÃO - CII	24
	SEÇÃO IV COMITÊ DE DESENVOLVIMENTO SUSTENTÁVEL - CDS	24
	SEÇÃO V COMITÊ DE MINORITÁRIOS - CDM	25
CAPÍTULO VI	**CONSELHO FISCAL - CF**	2~~1~~6
	Composição e funcionamento	26
	Vacância e substituições	2~~2~~7
	Representação e pareceres	27
CAPÍTULO VII	**REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS**	2~~2~~7
	Posse, impedimentos e vedações	2~~2~~7
	Remuneração	2~~3~~9
CAPÍTULO VIII	**EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS**	2~~4~~9
CAPÍTULO IX	**DISSOLUÇÃO E LIQUIDAÇÃO**	30
CAPÍTULO X	**MECANISMO DE DEFESA**	31
CAPÍTULO XI	**ALIENAÇÃO DE CONTROLE**	3~~1~~2
CAPÍTULO XII	**SAÍDA DO NÍVEL 2 DE GOVERNANÇA CORPORATIVA DA B3**	33
CAPÍTULO XIII	**EMISSÃO DE UNITS**	34
CAPÍTULO XIV	**RESOLUÇÃO DE CONFLITOS**	3~~5~~6
CAPÍTULO XV	**DISPOSIÇÕES GERAIS**	36

ANEXOS:

I	**ALTERAÇÕES ESTATUTÁRIAS**	3~~4~~7
II	**EVOLUÇÃO DO CAPITAL**	3~~5~~9

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CONVENÇÕES:
AG: ASSEMBLEIA GERAL
AGE: ASSEMBLEIA GERAL EXTRAORDINÁRIA
JUCEPAR: JUNTA COMERCIAL DO ESTADO DO PARANÁ
DOE PR: DIÁRIO OFICIAL DO ESTADO DO PARANÁ

Observação: Texto original arquivado na Jucepar, sob o nº 17.340 (atual 41300036535), em 16.06.1955, e publicado no DOE PR de 25.06.1955.

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CAPÍTULO I - DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL

Art. 1º A Companhia Paranaense de Energia, abreviadamente "Copel", é uma sociedade de economia mista de capital aberto, dotada de personalidade jurídica de direito privado, parte integrante da administração indireta do Estado do Paraná, instituída pelo Decreto Estadual nº 14.947/1954, sob autorização da Lei Estadual nº 1.384/1953, e é regidaregendo-se por este Estatuto, pelas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.

Art. 2º O prazo de duração da Companhia é indeterminado.

Art. 3º A Companhia tem sede e foro no mMunicípio de Curitiba, Estado do Paraná, Brasil, podendo estabelecer, no País e no exterior, filiais, agências, sucursais e escritóriosà Rua Coronel Dulcídio nº 800, bairro Batel, CEP 80.420-170.

Art. 4º Constitui o objeto social da Companhia:

I pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia, provendo soluções para o desenvolvimento com sustentabilidade;

II pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;

III estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando o aproveitamento múltiplo das águas;

IV prestar serviços em negócios de energia, de infraestrutura energética, informações e assistência técnica, quanto ao uso racional da energia, à iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado, desde que previamente autorizada pelo Conselho de Administração; e

V desenvolver atividades na área de geração de energia, transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel e para o Estado do Paraná, ficando autorizada para estes fins, desde que previamente autorizada pelo Conselho de Administração, e para os previstos nos incisos "II" e "III", a participar, de preferência, majoritária ou presente no grupo de controle, de consórcios ou companhias com empresas privadas e fundos de pensão e outros entes privados, em licitações de novas concessões e/ou em sociedades de propósito específico já constituídas para a exploração de concessões já existentes, que tenham sido consideradas, além das características gerais dos projetos, os respectivos impactos sociais e ambientais.

§ 1º A Companhia poderá, para a consecução do seu objeto social, constituir subsidiárias, assumir o controle acionário de empresa e participar do capital social de outras empresas, relacionadas ao seu objeto social, conforme legislação estadual, desde que previamente autorizada pelo Conselho de Administração.

§ 2º Para a consecução do objeto social e observada a sua área de atuação, a Companhia poderá abrir, instalar, manter, transferir ou extinguir filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos ou, ainda, designar representantes, respeitadas as disposições legais e regulamentares.

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§ 3º Com a admissão da Companhia no segmento especial de listagem denominado Nível 2 de Governança Corporativa da B3 S.A. – Brasil, Bolsa, Balcão, sujeitam-se a Companhia, seus acionistas, a~~A~~dministradores (membros do Conselho de Administração e da Diretoria) e membros do Conselho Fiscal às disposições do Regulamento de Listagem do Nível 2 de Governança Corporativa da B3 (~~"~~Regulamento do Nível 2~~"~~). ~~da B3 (Brasil, Bolsa, Balcão), denominado Nível 1 de Governança Corporativa, sujeitam-se a Companhia, seus acionistas, Administradores (membros do Conselho de Administração e da Diretoria) e membros do Conselho Fiscal, às disposições do Regulamento de Listagem do Nível 1 ("Regulamento do Nível 1").~~

§ 4º As disposições do Regulamento do Nível 2 de Governança Corporativa da B3 prevalecerão sobre as disposições estatutárias, nas hipóteses de prejuízo aos direitos dos destinatários das ofertas públicas previstas neste Estatuto.

CAPÍTULO II - CAPITAL SOCIAL E AÇÕES

Art. 5º O capital social integralizado é de R$10.800.000.000,00 (dez bilhões e oitocentos milhões de reais), representado por ~~273.655.375 (duzentos e setenta três milhões, seiscentos e cinquenta e cinco mil, trezentas e setenta e cinco)~~ 2.736.553.750 (dois bilhões, setecentas e trinta e seis milhões, quinhentas e cinquenta e três mil, setecentas e cinquenta) ações, sem valor nominal, sendo ~~145.031.080 (cento e quarenta e cinco milhões, trinta e um mil e oitenta)~~ 1.450.310.800 (um bilhão, quatrocentas e cinquenta milhões, trezentas e dez mil e oitocentas) ações ordinárias e ~~128.624.295 (cento e vinte e oito milhões, seiscentos e vinte e quatro mil, duzentas e noventa e cinco)~~ 1.286.242.950 (um bilhão, duzentas e oitenta e seis milhões, duzentas e quarenta e duas mil, novecentas e cinquenta) ações preferenciais e, destas, ~~327.187 (trezentos e vinte e sete mil e cento e oitenta e sete)~~ 3.267.520 (três milhões, duzentas e sessenta e sete mil e quinhentas e vinte) são ações classe ~~"~~A~~"~~ e ~~128.297.108 (cento e vinte e oito milhões, duzentos e noventa e sete mil e cento e oito)~~ 1.282.975.430 (um bilhão, duzentas e oitenta e duas milhões, novecentas e setenta e cinco mil e quatrocentas e trinta) são ações classe ~~"~~B~~"~~.

§ 1º O capital social poderá ser aumentado, mediante deliberação do Conselho de Administração, ouvido o Conselho Fiscal, nos termos da legislação vigente e independentemente de reforma estatutária, até o limite de 4.000.000.000 (quatro bilhões) de ações, exclusivamente para capitalização de lucros e reservas ou, caso venha a ser deliberado pela assembleia geral a emissão de bônus de subscrição, de debêntures conversíveis ou a outorga de opção de compra de ações a administradores e colaboradores, o exercício dos respectivos direitos de conversão ou subscrição~~500.000.000 (quinhentos milhões) de ações.~~

§ 2º As ações são nominativas, escriturais, mantidas em contas de depósito, em instituição financeira autorizada.~~As ações serão nominativas.~~

§ 3º Fica a Companhia autorizada a escolher a instituição financeira~~,~~ mediante deliberação do Conselho de Administração, ~~implantar o sistema de ações escriturais, a serem~~para mant~~er~~idas as ações escriturais em contas de depósito~~, em instituição financeira autorizada~~.

§ 4º A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários.

§ 5º Os aumentos de capital poderão ser efetuados com a emissão de ações preferenciais classe ~~"~~B~~"~~, sem guardar proporção com as classes existentes ou com as ações ordinárias, respeitando o limite estabelecido nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.

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§ 6º As ações preferenciais, com direito a voto restrito, nos termos do § 7º ~~abaixo~~deste artigo, serão de classes ~~“~~A~~”~~ e ~~“~~B~~”~~, e ~~conferirá~~conferirão a seus titulares as seguintes preferências e vantagens~~tendo as seguintes vantagens, além do direito a voto previsto no § 7º abaixo~~~~As ações preferenciais não terão direito a voto e serão de classes “A” e “B”~~:

I As ações preferenciais classe ~~“~~A~~”~~ terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a ser entre elas rateados igualmente, calculados com base no capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo~~;~~, e que será imputado ao dividendo obrigatório previsto no a~~A~~rtigo 88~~77)~~;

II As ações preferenciais classe ~~“~~B~~”~~ terão prioridade na distribuição de dividendos ~~mínimos~~obrigatórios, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a, no mínimo, 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos da Lei Federal nº 6.404/1976 e alterações posteriores, calculado proporcionalmente ao capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo;

III Os dividendos assegurados pelo inciso anterior às ações preferenciais classe ~~“~~B~~”~~ serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe ~~“~~A~~”~~;

IV O dividendo a ser pago por ação preferencial, independente de classe, será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, em conformidade com o disposto na Lei Federal nº 6.404/1976 e alterações posteriores;

V ~~Sem prejuízo do disposto no § 7º abaixo, a~~As ações preferenciais ~~também~~ adquirirão o direito de voto pleno se, pelo prazo de 03 (três) exercícios consecutivos, não lhes forem pagos os dividendos prioritários ou mínimos ~~obrigatórios~~a que fazem jus~~mínimos~~; e~~ o~~

VI As ações preferenciais asseguram aos seus titulares o direito de serem incluídas em oferta pública de aquisição de ações em decorrência de Alienação de Controle da Companhia ao mesmo preço e nas mesmas condições ofertadas ao Acionista Controlador Alienante.

§ 7º Cada ação preferencial confere ao seu titular o direito a voto restrito, exclusivamente, nas seguintes matérias:

I transformação, incorporação, fusão ou cisão da Companhia;

II aprovação de contratos entre a Companhia e o Acionista Controlador, diretamente ou por meio de terceiros, assim como de outras sociedades nas quais o Acionista Controlador tenha interesse, sempre que, por força de disposição legal ou estatutária, sejam deliberados em Assembleia Geral;

III avaliação de bens destinados à integralização de aumento de capital da Companhia;

IV escolha de instituição ou empresa especializada para determinação do Valor Econômico da Companhia, conforme a~~A~~rtigo ~~0~~101 deste Estatuto Social;~~ e~~

V alteração ou revogação de dispositivos estatutários que alterem ou modifiquem quaisquer das exigências previstas no item 4.1 do Regulamento do Nível 2 de Governança Corporativa da B3, ressalvado

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que esse direito a voto prevalecerá enquanto estiver em vigor Contrato de Participação no Nível 2 de Governança Corporativa; e

VI exclusão ou alteração que vise suprimir o direito previsto no inciso XXIX do artigo 28, bem como neste inciso, ressalvado que tal alteração dependerá da aprovação da maioria das ações preferenciais em assembleia especial convocada para esse fim.

§ 78º A Companhia poderá emitir títulos múltiplos de ações e cautelas que provisoriamente os representem. É facultado ao acionista a substituição de títulos simples de suas ações por títulos múltiplos, bem como converter, a todo tempo, estes naqueles, correndo por conta do interessado as despesas de conversão.-

§ 9º As ações de emissão da Companhia poderão ser convertidas em outra espécie e classe, observadas as seguintes regras:

I as ações preferenciais classe "A" poderão ser convertidas em ações preferenciais classe "B", a qualquer tempo, vedada a conversão destas ações naquelas e a conversão daquelas em ações ordinárias e vice-versa.;

II as ações ordinárias poderão ser convertidas em ações preferenciais classe "B", e as ações preferenciais classe "B" poderão ser convertidas em ações ordinárias, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração, com o único objetivo de formação do pacote de *Units*, (conforme definido abaixo)no Art. 105;.ações preferenciais classe "A" poderão ser convertidas em ações preferenciais classe "B", vedada a conversão destas ações naquelas e a conversão de quaisquer ações preferenciais em ações ordinárias e vice-versa.

III as ações preferenciais classe "B" poderão ser convertidas em ações ordinárias, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração, com o único objetivo de formação de *Units*, (conforme definido no Art. 105 abaixo); e

IV as ações ordinárias e as ações preferenciais classe "B", em nenhuma hipótese, poderão ser convertidas em ações preferenciais classe "A".

§ 89º10 As emissões de ações, bônus de subscrição, debêntures ou outros títulos mobiliários, até o limite do capital autorizado, poderão ser aprovadas com exclusão do direito de preferência ou redução de prazo para seu exercício, não inferior a 30 (trinta) dias, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.

§ 910º1 As debêntures poderão ser simples ou conversíveis em ações, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.

CAPÍTULO III – ASSEMBLEIA GERAL (AG)

Art. 6º A Assembleia Geral é o órgão máximo da Companhia, com poderes para deliberar sobre todos os negócios relativos ao seu objeto social e será regida pela legislação vigente.

Art. 7º A Assembleia Geral será convocada pelo Conselho de Administração ou, nas hipóteses admitidas em lei, pela Diretoria, pelo Conselho Fiscal ou pelos acionistas.

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Art. 8º A convocação será feita com antecedência mínima de 30 (trinta) dias da data da realização da Assembleia Geral e, à falta de quórum de instalação, far-se-á segunda convocação, com antecedência mínima de 08 (oito) dias, ~~na forma da Lei Federal nº 6.404/1976~~nos termos da legislação vigente, sendo disponibilizados os documentos relativos à respectiva pauta na mesma data da convocação, de modo acessível, inclusive de forma eletrônica.

Parágrafo Único. Nas Assembleias Gerais tratar-se-á exclusivamente do objeto previsto nos editais de convocação, não se admitindo ~~a~~ inclusão de assuntos gerais na pauta da Assembleia.

Art. 9º A Assembleia Geral será instalada e presidida pelo Presidente do Conselho de Administração ou pelo substituto que esse vier a designar e, residualmente, por 01 (um) acionista escolhido, na ocasião, pelos acionistas presentes.

§ 1º O quórum de instalação de Assembleias Gerais, bem como o das deliberações, será aquele determinado na legislação vigente.

§ 2º O Presidente da Assembleia escolherá, dentre os presentes, 01 (um) secretário.

Art. 10 A Assembleia Geral reunir-se-á ordinariamente dentro dos 04 (quatro) primeiros meses após o encerramento do exercício social, para deliberar sobre as matérias previstas em lei, e extraordinariamente, quando necessário.

Parágrafo Único. A Assembléia Geral Ordinária e ~~-~~Assembleia Geral Extraordinária poderão ser, cumulativamente, convocadas e realizadas no mesmo local, data e hora, instrumentadas em ata única.

Art. 11 Nas Assembleias Gerais, cada ação ordinária dará direito a 01 (um) voto. Exclusivamente nas matérias em que as ações preferencais tenham direito de voto restrito, nos termos deste Estatuto, cada ação preferencial dará direito a 01 (um) voto.

Art. 12 O acionista poderá participar e ser representado por procurador nas Assembleias Gerais, exibindo, no ato ou previamente, documentos e procuração com poderes específicos, na forma da lei.

Art. 13 A ata da Assembleia Geral será lavrada conforme a legislação vigente.

Art. 14 A Assembleia Geral, além de outros casos previstos em lei, reunir-se-á para deliberar sobre:

I aumento do capital social, além do limite autorizado no Estatuto Social;

II avaliação de bens com que o acionista concorre para a formação do capital social;

III transformação, fusão, incorporação, cisão, dissolução e liquidação da empresa;

IV alteração do ~~e~~Estatuto S~~s~~ocial;

V eleição e destituição, a qualquer tempo, dos membros do Conselho de Administração, do Conselho Fiscal e respentivos suplentes e do Comitê de Indicação e Avaliação;

~~VI eleição e destituição, a qualquer tempo, dos membros do Conselho Fiscal e respectivos suplentes e demais comitês estatutários;~~

~~VII~~VI fixação da remuneração dos a~~A~~dministradores, dos conselheiros fiscais e dos membros dos Comitês Estatutários;

~~VIII~~VII aprovação das demonstrações financeiras, da destinação do resultado do exercício e da distribuição de dividendos, em conformidade com a política de ~~distribuição de~~ dividendos~~ e proventos~~;

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IXVIII autorização para a Companhia mover ação de responsabilidade civil contra os aAdministradores pelos prejuízos causados ao seu patrimônio;

XIX alienação de bens imóveis diretamente vinculados à prestação de serviços e à constituição de ônus reais sobre eles;

XIX permuta de ações ou outros valores mobiliários;

XIIXI emissão de debêntures conversíveis em ações, inclusive de controladas;

XIIIXII emissão de quaisquer outros títulos e valores mobiliários conversíveis em ações, no País ou no exterior; e

XIVXIII eleição e destituição, a qualquer tempo, de liquidantes, julgando-lhes as contas.

CAPÍTULO IV - ADMINISTRAÇÃO DA COMPANHIA

Art. 15 A Companhia será administrada pelo Conselho de Administração e pela Diretoria.

~~**Art. 16** A representação da Companhia é privativa dos diretores, na forma prevista neste Estatuto.~~

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SEÇÃO I - CONSELHO DE ADMINISTRAÇÃO (CAD)

Art. ~~17~~16 O Conselho de Administração é órgão de deliberação estratégica e colegiada responsável pela orientação superior da Companhia.

Composição, ~~e~~ investidura e mandato

Art. ~~18~~17 O Conselho de Administração será composto por 09 (nove) membros titulares, eleitos e destituídos pela Assembleia Geral, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, nos termos da Lei Federal nº 6.404/1976 e demais normativos aplicáveis, inclusive considerando ~~à~~a possibilidade de eleição em separado por acionistas minoritários e por detentores de ações preferenciais, bem como de adoção do voto múltiplo.

§ 1º Sempre que cumulativamente, a eleição do Conselho de Administração se der pelo sistema de voto múltiplo e os titulares de ações ordinárias ou preferenciais exercerem o direito de eleger conselheiro, será assegurado ao Estado do Paraná o direito de eleger conselheiro em número igual ao dos eleitos pelos demais acionistas e pelos empregados, mais um, independentemente do número de conselheiros estabelecidos no caput.

§ ~~7~~2º É assegurado aos acionistas minoritários o direito de eleger 02~~1~~ (dois~~um~~) conselheiros, se maior número não lhes couber pelo processo de voto múltiplo previsto na legislação vigente.

§ 3º É assegurado aos acionistas titulares de ações preferenciais que preencham os percentuais e requisitos previstos no artigo 141, § 4º e § 5º da Lei Federal nº 6.404/1976, o direito de eleger 01 (um) conselheiro.

§ ~~2~~4º ~~**Parágrafo Único.**~~ O Conselho de Administração das S~~s~~ubsidiárias I~~i~~ntegrais será composto por 03 (três) membros, contendo, no mínimo, o Diretor ~~Presidente~~ Geral da respectiva S~~s~~ubsidiária ~~i~~Integral e 01 (um) diretor da Companhia, respeitada disposição prevista § 4~~5~~º ~~abaixo~~deste artigo.

~~**Art. 19** Os conselheiros serão eleitos e destituídos pela Assembleia Geral, observados os dispositivos previstos na Lei Federal nº 6.404/1976 e demais normativos aplicáveis quanto à possibilidade de eleição em separado por acionistas minoritários e por detentores de ações preferenciais, bem como de adoção do voto múltiplo.~~

§ ~~1º~~3 5º O Diretor Presidente da Companhia poderá integrar o Conselho de Administração como seu ~~S~~secretário e~~E~~xecutivo, mediante eleição em Assembleia Geral.

§ ~~2º~~6º Os cargos de Presidente do Conselho de Administração e de Diretor Presidente ou principal executivo da Companhia não poderão ser acumulados pela mesma pessoa.

§ ~~3º~~7º O Presidente do Conselho de Administração será indicado pelo acionista controlador e designado pela Assembleia Geral que o eleger, sendo substituído, em suas ausências e impedimentos, pelo conselheiro escolhido pela maioria de seus pares.

~~§ 4º O Conselho de Administração deve ser composto, no mínimo, por 30% (trinta por cento) de conselheiros independentes, expressamente declarados como tais na ata da Assembleia Geral que os eleger, em conformidade com o disposto na Lei Federal nº 13.303/2016.~~

§ ~~5º~~8º As indicações ao Conselho de Administração devem observar os requisitos e vedações impostos pelas Leis Federais nº 6.404/1976 e 13.303/2016, pela

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política e norma interna de indicação de membros de órgãos estatutários, além de atender aos seguintes parâmetros:

I ter, no mínimo, 03 (três) conselheiros independentes, sendo este número, em qualquer hipótese, igual ou superior a 25% (vinte e cinco por cento) do total de membros do órgão. Referidos conselheiros deverão ser expressamente declarados como independentes ~~tais~~ na ata da Assembleia Geral que os eleger, em conformidade com a definição do Regulamento do Nível 2 de Governança Corporativa da B3 e com o disposto na Lei Federal nº 13.303/2016, sendo também considerado(s) como independente(s) o(s) conselheiro(s) eleito(s) mediante faculdade prevista pelo artigo 141, §§ 4º e 5º e artigo 239, ambos da Lei Federal nº 6.404/1976 e alterações posteriores;

II quando, em decorrência da observância do percentual referido no parágrafo acima, resultar número fracionário de conselheiros, proceder-se-á ao arredondamento nos termos do Regulamento do Nível 2 de Governança Corporativa da B3. ~~e~~

III ter, entre 03 (três) ~~no mínimo,~~ a 05 (cinco) conselheiros, incluídos os mencionados no inciso I, que atendam, cumulativamente, as condições previstas na Lei Federal nº 13.303/2016, para compor o Comitê de Auditoria Estatutário, dependendo da sua composição conforme Art. 51, § 2º deste Estatuto. ~~previstas na Lei Federal nº 13.303/2016;~~

~~II~~IV ~~§ 6º~~ ao menos 01 (um) dos conselheiros mencionados ~~no § 5º~~ neste § ~~67~~8º deverá ter reconhecida experiência em assuntos de contabilidade societária para integrar o Comitê de Auditoria Estatutário previsto ~~nos artigos 46 a 49 deste~~ neste Estatuto; ~~- 67º deverá ter reconhecida experiência no setor elétrico;~~.

~~§ 7º É assegurado aos acionistas minoritários o direito de eleger 01 (um) conselheiro, se maior número não lhes couber pelo processo do voto múltiplo previsto na legislação vigente.~~

Art. ~~20~~18 Fica assegurada a participação de 01 (um) representante dos empregados no Conselho de Administração, com mandato coincidente com o dos demais conselheiros.

§ 1º O conselheiro representante dos empregados será eleito nos termos estabelecidos na legislação pertinente, por escrutínio regulado segundo as normas da Companhia, sob os mesmos critérios de ~~qualificação~~ elegibilidade previstos para os demais conselheiros.

§ 2º O candidato eleito conselheiro representante dos empregados tomará posse para o mandato estabelecido neste artigo, permitida a reeleição por 01 (uma) só vez.

Art. ~~21~~19 A investidura de membros no Conselho de Administração observará as condições estabelecidas nas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.

Vacância e substituições

Art. ~~22~~20 Ocorrendo a vacância definitiva da função de conselheiro de administração, antes do término do mandato, o Conselho de Administração convocará Assembleia Geral para eleição destinada à complementação do mandato.

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§ 1º Observados os requisitos e vedações legais aplicáveis, caberá aos c~~C~~onselheiros remanescentes nomear o substituto para o membro vacante até a primeira Assembleia Geral, nos termos da Lei Federal nº 6.404/1976~~ao acionista que havia indicado o membro que deixou de ocupar o cargo de conselheiro, a competência da indicação do substituto, que poderá ser nomeado pelo Conselho de Administração para atuar até a realização da Assembleia Geral que elegerá o substituto em definitivo~~.

§ 2º Na hipótese de vacância de todos os cargos do Conselho de Administração, compete à Diretoria convocar a Assembleia Geral.

§ 3º Em caso de vacância de cargo no Conselho de Administração preenchido pelo voto múltiplo, a convocação da Assembleia Geral será para eleição de todas as vagas preenchidas por esse sistema para complementação dos mandatos.

Art. ~~23~~21 A função de conselheiro de administração é pessoal e não se admite suplente, inclusive para representante dos empregados. ~~No caso de ausências ou impedimentos eventuais de qualquer membro do conselho nas reuniões, o colegiado deliberará com os remanescentes.~~

Funcionamento

Art. ~~24~~22 O Conselho de Administração se reunirá ordinariamente 01 (uma) vez por mês e extraordinariamente sempre que necessário, conforme previsto no Art. ~~27~~ 25 do presente Estatuto.

Art. ~~25~~23 As reuniões do Conselho de Administração serão convocadas pelo seu ~~P~~presidente, ou pela maioria dos conselheiros em exercício, mediante o envio de correspondência por meio físico ou eletrônico a todos os conselheiros, com a indicação dos assuntos a serem tratados.

§ 1º As convocações enviadas no endereço físico ou eletrônico do conselheiro serão consideradas válidas, sendo de sua responsabilidade a atualização de seu cadastro junto à Companhia.

§ 2º As reuniões ordinárias deverão ser convocadas com antecedência mínima de ~~10~~ 07 (~~dez~~sete) dias em relação à data da sua realização.

~~**§ 3º** O Presidente do Conselho de Administração deverá zelar para que os conselheiros recebam individualmente, com a devida antecedência em relação à data da reunião, a documentação contendo as informações necessárias para permitir a discussão e deliberação dos assuntos a serem tratados, incluindo, quando for o caso, a proposta da Diretoria e as manifestações de caráter técnico e jurídico.~~

§ ~~4º~~3º As reuniões do Conselho de Administração serão instaladas com a presença da maioria dos seus membros em exercício, cabendo a presidência dos trabalhos ao ~~P~~presidente do Conselho de Administração ou, na sua falta, pelo conselheiro escolhido pela maioria dos seus pares.

Art. ~~26~~24 Fica facultada, se necessária, a participação não presencial dos conselheiros na reunião, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. O c~~C~~onselheiro, nesta hipótese, será considerado presente ~~à~~na reunião, e seu voto será considerado válido para todos os efeitos legais, sendo~~ e~~ incorporado à ata da referida reunião~~nas reuniões ordinárias e extraordinárias, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o conselheiro que participar remotamente será considerado presente à reunião, e seu voto será considerado válido para todos os efeitos legais e incorporado à ata da referida reunião~~.

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Art. ~~27~~25 Quando houver motivo de ~~extrema~~ urgência, formalmente justificado para os membros do Conselho de Administração, o p~~P~~residente do Conselho de Administração poderá convocar as reuniões extraordinárias a qualquer momento e desde que com antecedência mínima de 48 (quarenta e oito) horas para a sua realização, mediante o envio de correspondência por meio físico ou eletrônico ou por outro meio de comunicação a todos os conselheiros, ficando facultada a participação por audioconferência, videoconferência ou outro meio idôneo de manifestação de vontade do conselheiro ausente, cujo voto será considerado válido para todos os efeitos, sem prejuízo da posterior lavratura e assinatura da respectiva ata.

~~**Parágrafo Único.** As demais reuniões extraordinárias poderão ser convocadas, na forma prevista no *caput*, com antecedência mínima de 72 (setenta e duas) horas, para assuntos que não são considerados de extrema urgência, mas que não podem aguardar a instalação da reunião ordinária para sua deliberação.~~

Art. ~~28~~26 O Conselho de Administração deliberará por maioria de votos dos presentes na reunião, prevalecendo, em caso de empate, a proposta que contar com o voto do conselheiro que estiver presidindo os trabalhos.

Art. ~~29~~27 As reuniões do Conselho de Administração serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio de acordo com o estabelecido em seu~~no~~ ~~r~~Regimento ~~i~~Interno.

Parágrafo Único. Sempre que contiver deliberações destinadas a produzir efeitos perante terceiros, o extrato da ata será arquivado no registro do comércio e publicado na forma da legislação vigente, ressalvada a matéria de cunho sigiloso, a qual constará de documento em separado e não será dada publicidade.

Atribuições

Art. ~~30~~28 Além das atribuições previstas em lei, compete ainda ao Conselho de Administração:

~~I eleger, destituir, aceitar renúncia, substituir os diretores da Companhia, fixando-lhes as atribuições;~~

I fixar a orientação geral dos negócios da Companhia, incluindo aprovação e acompanhamento do plano de negócio, planejamento estratégico e de investimentos, definindo objetivos e prioridades no atendimento de políticas públicas compatíveis com a área de atuação da Companhia e o seu objeto social, buscando o desenvolvimento com sustentabilidade~~fixar a orientação geral dos negócios da Companhia, definindo objetivos e prioridades compatíveis com a área de atuação da Companhia e o seu objeto social, buscando o desenvolvimento com sustentabilidade~~;

II eleger, destituir, tomar conhecimento de renúncia e substituir os ~~D~~diretores da Companhia, fixando-lhes as atribuições, fiscalizando sua gestão, bem como:

a) ~~a)~~ examinar a qualquer tempo os livros e pap~~é~~eis da Companhia, contratos ou quaisquer outros atos;

b) ~~b)~~ aprovar e fiscalizar o cumprimento das metas e resultados específicos a serem alcançados pelos membros da Diretoria; e

c) ~~c)~~ avaliar anualmente a execução da estratégia de longo prazo, devendo publicar suas conclusões e informá-las à Assembleia Legislativa e ao Tribunal de Contas do Estado, exceto as informações de natureza estratégica, cuja divulgação possa ser comprovadamente prejudicial aos interesses da Companhia~~eleger,~~

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~~destituir, aceitar renúncia, substituir os diretores da Companhia, fixando-lhes as atribuições;~~

III manifestar-se sobre o relatório da administração e as contas da Diretoria;

IV convocar a Assembleia Geral quando julgar conveniente ou nas hipóteses previstas nos termos da legislação vigente;

~~II~~

~~III fiscalizar a gestão dos diretores da Companhia, examinar, a qualquer tempo, os livros e papéis da Companhia, solicitar informações sobre contratos celebrados ou em via de celebração, e quaisquer outros atos;~~

~~IV aprovar e acompanhar o plano de negócios, planejamento estratégico e de investimentos, contendo as diretrizes de ação, metas de resultado e índices de avaliação de desempenho, que deverão ser apresentados pela Diretoria;~~

V aprovar e acompanhar planos e programas anuais e plurianuais com o orçamento empresarial de dispêndios e investimento da Companhia e suas Subsidiárias Integrais, com indicação das fontes e aplicações de recursos;

VI autorizar ~~e homologar~~ a contratação da auditoria independente, bem como a rescisão do respectivo contrato, por recomendação do Comitê de Auditoria Estatutário, inclusive de outros serviços de seus auditores independentes, recomendada pelo Comitê de Auditoria Estatutário, quando a remuneração global representar mais de 5% (cinco por cento) da remuneração dos serviços de auditoria independente;~~.~~

VII aprovar o plano anual dos trabalhos de auditoria interna e discutir com a auditoria externa o seu plano trabalho, com o apoio do Comitê de Auditoria Estatutário;

VIII nomear e destituir o titular da Auditoria Interna, após recomendação do Comitê de Auditoria Estatutário;

IX ~~deliberar~~[AD1][AS|SFA2]monitorar, –periodicamente, ~~sobre~~ a eficácia dos sistemas de gestão de riscos e de controle interno estabelecidos para a prevenção e mitigação dos principais riscos a que está exposta a Companhia, inclusive os riscos relacionados à integridade das informações contábeis e financeiras e os relacionados à ocorrência de corrupção e fraude, nos termos da Lei Federal nº 13.303/2016;

X aprovar o Código de Conduta e o Programa de Integridade da C~~OPEL~~opel, ~~e~~ monitorando~~r~~ as decisões que envolvem~~ndo~~ as práticas de governança corporativa, o relacionamento com partes interessadas e o Código de Ética da Alta Administração Estadual;

XI analisar, a partir de reporte direto do Diretor de Governança, Risco e Compliance, as situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada;

XII estabelecer diretrizes quanto à gestão de pessoas;

XIII realizar avaliação anual, individual e coletiva, do seu desempenho e dos demais membros dos órgãos estatutários, observando os dispositivos da Lei Federal nº 13.303/2016, contando com apoio metodológico e procedimental do Comitê de Indicação e Avaliação;

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XIV aprovar as transações entre partes relacionadas, dentro dos critérios e limites de alçada definidos pela Companhia, e observada a política específica, com o suporte do Comitê de Auditoria Estatutário;

XV constituir, instalar e dissolver comitês não remunerados de assessoramento ao Conselho de Administração, nomear e destituir seus membros, bem como nomear e destituir os membros dos comitês estatutários de assessoramento ao Conselho de Administração, exceto se disposto em contrário neste Estatuto;

XVI aprovar os regimentos internos do Conselho de Administração, da Diretoria e dos Ccomitês de Aassessoramento, estatutários e não estatutários, bem como eventuais alterações;.

XVII aprovar e monitorar as políticas gerais da Companhia e suas respectivas alterações, bem como monitorar a aplicação no que se refere a:

a) gerenciamento de riscos;

b) integridade;

c) transações com partes relacionadas;

d) governança corporativa;

e) sustentabilidade;

f) mudança do clima;

g) participações societárias;

h) gestão de pessoas;

i) saúde e segurança do trabalho;

j) indicação dos membros dos órgãos estatutários e avaliação anual de desempenho;

k) comunicação e porta-vozes;

l) negociação de ações de emissão própria;

m) dividendos;

n) doações e patrocínios;

o) divulgação de informações e fatos relevantes; e

p) relações com investidores.;

;

V

XVIII aprovar e acompanhar o orçamento empresarial de dispêndios e investimento da Companhia, com indicação das fontes e aplicações de recursos;fixar o limite máximo de endividamento da Companhia, podendo estipular prazo para seu atendimento observados os *covenants* existentes nos contratos já firmados pela Companhia;

XIX mediante proposta da Diretoria, autorizar, -quando o valor da operação ultrapassar a 2% (dois por cento) do patrimônio líquido, as provisões contábeis e, previamente, a celebração de quaisquer negócios jurídicos, incluindo a aquisição, alienação ou oneração de ativos, cessão em comodato de bens do ativo permanente, a constituição de ônus reais e a prestação de garantias, a assunção de obrigações em geral, renúncia, transação e ainda associação com outras pessoas jurídicas;

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XX estabelecer os assuntos e valores para sua alçada decisória e da Diretoria, inclusive podendo delegar a aprovação dos negócios jurídicos de sua competência em limite de alçada que definir, respeitada a competência privativa prevista em lei;

XXI deliberar sobre a proposta de destinação dos resultados a ser apresentada à Assembleia Geral, observado o disposto na política de dividendos;

XXII deliberar sobre a distribuição de dividendos intermediários, de dividendos intercalares e de juros sobre capital próprio com base nas reservas de lucros e do lucro líquido do exercício em curso registrados em demonstrações contábeis intermediárias, semestrais ou trimestrais, desde que observado o disposto na legislação, neste estatuto e na política de dividendos da Companhia;~~.~~

~~VI~~

~~VII manifestar-se sobre o relatório da administração e as contas da Diretoria;~~

~~VIII aprovar o plano anual dos trabalhos de auditoria interna e discutir com a auditoria externa o seu plano de trabalho, com o apoio do Comitê de Auditoria Estatutário;~~

~~IX autorizar e homologar a contratação da auditoria independente, bem como a rescisão do respectivo contrato, por recomendação do Comitê de Auditoria Estatutário;~~

~~X aprovar e homologar a contratação de outros serviços de seus auditores independentes, por recomendação do Comitê de Auditoria Estatutário, sempre que estes serviços tiverem remuneração global que represente mais de 5% (cinco por cento) da remuneração dos serviços de auditoria independente;~~

~~XI aprovar aportes em investimentos societários que impliquem em aumento de patrimônio líquido da empresa investida;~~

~~XII~~XXIII deliberar sobre o aumento do capital social dentro do limite autorizado por este Estatuto, fixando as respectivas condições de subscrição e integralização;

~~XIII~~XXIV autorizar o lançamento e aprovar a subscrição de novas ações, na forma do estabelecido neste Estatuto, fixando todas as condições de emissão;

~~XIV fixar o limite máximo de endividamento da Companhia, podendo estipular prazo para seu atendimento observados os *covenants* existentes nos contratos já firmados pela Companhia;~~

~~XV deliberar sobre a proposta de destinação dos resultados a ser apresentada à Assembleia Geral, observado o disposto na política de distribuição de dividendos e proventos;~~

XXV autorizar a emissão de títulos, no mercado interno ou externo, para captação de recursos, na forma de debêntures não conversíveis em ações, notas promissórias, *commercial papers*, *bonds* e outros, inclusive para oferta pública de distribuição, na forma da lei, observado o disposto no inciso X~~IV~~XXIII deste ~~ao Art. 30 do presente Estatuto~~Artigo;

XXVI aprovar aportes em investimentos societários que impliquem aumento do patrimônio líquido das participações, ~~inclusive~~ podendo, inclusive, delegar esta aprovação de sua competência em limite de alçada que definir;

~~XVI~~

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XVII autorizar as provisões contábeis em valor superior a 2% (dois por cento) do capital social da Companhia, mediante proposta da Diretoria;

XVIII deliberar, por proposta da Diretoria, sobre a política de pessoal, incluindo a fixação do quadro, plano de cargos e salários, condições gerais de negociação coletiva, abertura de processo seletivo para preenchimento de vagas e programa de participação nos lucros e resultados;

XIX autorizar previamente a celebração de quaisquer negócios jurídicos observados os limites previstos na legislação e regulamentação estadual vigentes, incluindo a aquisição, alienação ou oneração de ativos, a obtenção de empréstimos e financiamentos, a assunção de obrigações em geral, renúncia, transação e ainda a associação com outras pessoas jurídicas;

XXVII deliberar, por proposta da Diretoria, sobre os projetos de investimento e participação em novos negócios, participações em novos empreendimentos, bem como sobre a participação em outras sociedades, consórcios, *joint ventures*, Ssubsidiárias Iintegrais e outras formas de associação e empreendimentos, bem como pela aprovação da de constituição, encerramento ou alteração de quaisquer sociedades, consórcios ou empreendimentos ou consórcios;

XXVIII deliberar sobre assuntos que, em virtude de disposição legal ou por determinação da Assembleia Geral, sejam de sua competência, incluindo aprovar Relatórioo Integrado ou de Sustentabilidade e indicadores ambientais, sociais e de governança; Regulamento de Licitações e Contratos da Companhia; além de aprovar e subscrever a Carta Anual de Políticas Públicas e de Governança Corporativa, na forma da Llei, e aprovar o Relatório de Sustentabilidade da Companhia;

XXIX assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A., assegurando a aplicação integral nas datas-bases dos valores tarifários estabelecidos pelo poder concedente;.

XX

XXI definir os assuntos e valores para sua alçada decisória e da Diretoria;

XXX aprovar a contratação de seguro de responsabilidade civil em favor dos membros dos órgãos estatutários, empregados prepostos e mandatários da Companhia;

XXXI solicitar auditoria interna periódica sobre as atividades da entidade fechada de previdência complementar que administra plano de benefícios da Companhia; e

XXII

XXIII aprovar os regimentos internos da Diretoria, do Conselho de Administração e dos comitês estatutários, bem como o Código de Conduta e o Programa de Integridade da Companhia, e eventuais alterações;

XXIV aprovar o Relatório de Sustentabilidade da Companhia;

XXV aprovar o regulamento de licitações da Companhia e suas alterações;

XXVI aprovar as políticas e suas respectivas alterações, voltadas a:

a) gerenciamento de riscos;

b) transações com partes relacionadas;

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c) negociação de ações de emissão própria;

d) divulgação de informações e fatos relevantes;

e) sustentabilidade;

f) distribuição de dividendos e proventos;

g) governança corporativa;

h) integridade;

i) gestão de pessoas;

j) porta-vozes;

k) avaliação anual de desempenho, individual e coletivo, dos órgãos estatutários ("Política de Avaliação"); e

l) indicação para compor os órgãos estatutários ("Política de Indicação").

XXVII aprovar e subscrever carta anual de políticas públicas divulgando-a ao público juntamente com a carta anual de governança corporativa, na forma da lei;

XXVIII aprovar as transações entre partes relacionadas, observada as políticas de transação com partes relacionadas e de gerenciamento de riscos, com o suporte do Comitê de Auditoria Estatutário;

XXIX manifestar-se previamente sobre qualquer proposta da Diretoria ou assunto a ser submetido à Assembleia Geral;

XXX convocar a Assembleia Geral quando julgar conveniente ou nas hipóteses previstas nos termos da legislação vigente;

XXXII exercer as funções normativas das atividades da Companhia, podendo avocar para si qualquer assunto que não se compreenda na competência privativa da Assembleia Geral ou da Diretoria e deliberar sobre os casos omissos deste Estatuto;.

XXXIII manifestar-se favorável ou contrariamente a respeito de qualquer oferta pública de aquisição de ações que tenha por objeto as ações de emissão da Companhia, por meio de parecer prévio fundamentado, divulgado em até 15 (quinze) dias da publicação do edital da oferta pública de aquisição de ações, que deverá abordar, no mínimo: (i) a conveniência e oportunidade da oferta pública de aquisição de ações quanto ao interesse do conjunto dos acionistas e em relação à liquidez dos valores mobiliários de sua titularidade; (ii) as repercussões da oferta pública de aquisição de ações sobre os interesses da Companhia; (iii) os planos estratégicos divulgados pelo ofertante em relação à Companhia; (iv) outros pontos que o Conselho de Administração considerar pertinentes, bem como as informações exigidas pelas regras aplicáveis estabelecidas pela Comissão de Valores Mobiliários;

XXXIV definir lista tríplice de empresas especializadas em avaliação econômica de empresas para a elaboração de laudo de avaliação das ações da Companhia, nos casos de oferta pública de aquisição das ações OPA para cancelamento de registro de companhia aberta ou para saída do Nível 2 de Governança Corporativa;

XXXV fixar prazos, procedimentos e regras aplicáveis à conversão de ações de emissão da Companhia, em conformidade com este Estatuto e a legislação aplicável; e

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XXXVI fixar prazos, procedimentos e regras aplicáveis à emissão de *Units*, em conformidade com este Estatuto e a legislação aplicável.;

XXXVII conceder licença ao Diretor Presidente da Companhia e ao Presidente do Conselho de Administração; e

XXXIXXXVIII aprovar a alteração do endereço completo da Companhia, dentro do município sede, conforme definido no Art. 3º.

XXXII conceder licença ao Diretor Presidente da Companhia e ao Presidente do Conselho de Administração;

XXXIII constituir comitês não remunerados para seu assessoramento com atribuições específicas de análise e recomendação sobre determinadas matérias;

XXXIV nomear e destituir os membros dos comitês de assessoramento ao Conselho de Administração;

XXXV solicitar auditoria interna periódica sobre as atividades da entidade fechada de previdência complementar que administra plano de benefícios da Companhia;

XXXVI nomear e destituir, após recomendação do Comitê de Auditoria Estatutário, o titular da Auditoria Interna, bem como os auditores independentes, resguardado o direito de veto, devidamente fundamentado, dos conselheiros eleitos por votação em separado, na forma da Lei Federal nº 6.404/1976;

XXXVII aprovar e monitorar decisões envolvendo práticas de governança corporativa, relacionamento com partes interessadas e código de conduta dos agentes;

XXXVIII implementar e supervisionar os sistemas de gestão de riscos e de controle interno estabelecidos para a prevenção e mitigação dos principais riscos a que está exposta a Companhia, inclusive os riscos relacionados à integridade das informações contábeis e financeiras e os relacionados à ocorrência de corrupção e fraude;

XXXIX analisar, a partir do reporte direto do diretor responsável pela área de compliance, as situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada;

XL realizar avaliação anual de seu desempenho;

XLI avaliar anualmente o desempenho individual e coletivo dos Administradores e dos membros de comitês estatutários, observando os dispositivos da Lei Federal nº 13.303/2016, podendo contar com apoio metodológico e procedimental do Comitê de Indicação e Avaliação;

XLII aprovar e fiscalizar o cumprimento das metas e resultados específicos a serem alcançados pelos membros da Diretoria;

XLIII promover, anualmente, análise de atendimento das metas e resultados na execução do plano de negócios e da estratégia de longo prazo, devendo publicar suas conclusões e informá-las à Assembleia Legislativa e ao Tribunal de Contas do Estado, exceto as informações de natureza estratégica cuja divulgação possa ser comprovadamente prejudicial ao interesse da Companhia;

XLIV deliberar sobre os casos omissos deste Estatuto, em conformidade com as disposições legais aplicáveis; e

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XLV assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A., assegurando a aplicação integral nas datas bases dos valores tarifários estabelecidos pelo poder concedente.

Parágrafo Único. Poderá o Conselho de Administração designar à Diretoria a aprovação dos negócios jurídicos de sua competência, em limite de alçada que definir, ressalvada a competência privativa prevista em lei.

Art. 3129 Compete ao Ppresidente do Conselho de Administração, além das atribuições previstas neno Regimento Interno, conceder licença a seus membros, presidir as reuniões, dirigir os trabalhos, bem como coordenar o processo de avaliação de desempenho, individual e coletiva, de periodicidade anual, dos administradores de e dos membros de Comitês Estatutários, -nos termos do presente Estatutode cada conselheiro, do órgão colegiado e comitês estatutários, nos termos do presente Estatuto.

SEÇÃO II - DIRETORIA

Composição, mandato e atribuição

Art. 3230 A Diretoria é o órgão executivo de administração e representação, cabendo-lhe assegurar o funcionamento regular da Companhia, em conformidade com as orientaçãoões gerais! estabelecidas traçada pelo Conselho de Administração.

Composição e , mandato e atribuiçãoinvestidura

Art. 3331 A Diretoria será composta por 06 (seis) diretores membros, todos residentes no País, eleitos pelo Conselho de Administração, com mandato de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo: 01 (um) Diretor Presidente; 01 (um) Diretor de Gestão Empresarial; 01 (um) Diretor de Finanças e de Relações com Investidores; 01 (um) Diretor Jurídico e de Relações InstitucionaisRegulatório; 01 (um) Diretor de Desenvolvimento de Negócios; e 01 (um) Diretor de Governança, Risco e Compliance. A Companhia poderá ter, ainda, 01 (um) Diretor Adjunto de Comunicação, cujas atribuições serão definidas no Regimento Interno da Diretoria, aprovado pelo Conselho de Administração, conforme proposta do Diretor Presidente, no momento de sua eleição.

Parágrafo Único. As indicações para Diretoria devem observar os requisitos e vedações impostos pelas Leis Federais nº 6.404/1976 e nº 13.303/2016 e pela política e norma interna de indicação de membros de órgãos estatutários.

Art. 32 É condição para investidura em cargo de diretoria da Companhia a assunção de compromisso com metas e resultados específicos a serem alcançados, que deverá ser aprovado pelo Conselho de Administração, a quem incumbe fiscalizar seu cumprimento.

Atribuições

Art. 33 A Diretoria tem os poderes para praticar os atos necessários ao funcionamento regular da Companhia e à consecução do objeto social, observadas as disposições legais, estatutárias e constantes do seu Regimento Interno.

Parágrafo Único§ 2º. A Sem prejuízo do disposto no Art. 46, cCompete à Diretoria administrar e gerir os negócios da Companhia de forma sustentável, cabendo-lhe apresentar, até a última reunião ordinária do Conselho de

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Administração do ano anterior~~Diretoria deverá apresentar, até a última reunião ordinária do Conselho de Administração do ano anterior, a quem compete sua aprovação~~:

- **I** plano de negócios para o exercício anual seguinte;~~ e~~
- **II** as bases, diretrizes e estratégias de longo prazo para a elaboração do planejamento estratégico, os planos e programas anuais e -plurianuais, contemplando a análise de riscos e oportunidades para um horizonte mínimo de 05 (cinco) anos~~estratégia de longo prazo atualizada com análise de riscos e oportunidades para, no mínimo, os próximos 05 (cinco) anos~~; e
- **III** os orçamentos de custeio e de investimentos da Companhia para o exercício anual seguinte, visando ao alcance das estratégias empresariais.~~-~~

Art. 34 Compete ao ~~São atribuições do~~ Diretor Presidente:

- **I** dirigir e coordenar a Companhia;
- **II** representar a Companhia, ativa e passivamente, em juízo ou fora dele, podendo constituir para este fim, procurador com poderes especiais, inclusive com poderes para receber citações iniciais e notificações, observado o ~~[~~Art. 44~~38]~~ e seguintes do presente Estatuto;
- **III** dirigir e coordenar os assuntos relacionados ao planejamento e desempenho empresarial;
- **IV** zelar para o atingimento das metas da Companhia, estabelecidas de acordo com as orientações gerais da Assembleia Geral e do Conselho de Administração;
- **V** apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração;
- **VI** dirigir e coordenar os trabalhos da Diretoria;
- **VII** convocar e presidir as reuniões da Diretoria;
- **VIII** conceder licença aos demais membros da Diretoria e indicar o substituto nos casos de ausência ou impedimento temporário;~~ e~~
- **IX** resolver questões de conflito de interesse ou conflito de competência entre as Diretorias;~~-~~
- **X** propor ao Conselho de Administração a indicação dos Diretores Executivos, observado os requisitos e vedações estabelecidos em política e normas internas;
- **XI** deliberar sobre a adesão e permanência em compromissos voluntários assumidos pela Copel Holding e pelas S~~s~~ubsidiárias ~~i~~Integrais; e
- ~~**IX**~~**XII** exercer outras atribuições que lhe forem conferidas pelo Conselho de Administração, observada a legislação vigente e nos termos deste estatuto.

Art. 35 São atribuições dos demais diretores:

- **I** gerir as atividades objeto da sua área de atuação, estabelecidas no Regimento Interno da Diretoria;
- **II** participar das reuniões de Diretoria, contribuindo~~concorrendo~~ para a definição e aplicação das políticas a serem seguidas pela Companhia e relatar sobre os assuntos relevantes ~~-~~da sua respectiva área de atuação; e

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III cumprir e fazer cumprir a orientação geral dos negócios da Companhia, estabelecida pelo Conselho de Administração no que se refere naà gestão de sua área específica de atuação.

§ 1º As demais atribuições individuais dos Ddiretores serão fixadas emdetalhadas no Regimento Interno da Diretoria, aprovado pelo Conselho de Administração.

§ 2º A competência da Diretoria para celebrar quaisquer negócios jurídicos incluindo a aquisição, alienação ou oneração de ativos, a obtenção de empréstimos e financiamentos, renúncia, transação e a assunção de obrigações em geral deverá observar os limites previstos na legislação e regulamentação estadual vigentes e os limites de alçada definidos em Regimento Interno da Diretoria, aprovado pelo Conselho de Administração.

§ 32º Além das atribuições estabelecidas neste Estatuto, compete a cada diretoraos diretores assistir e auxiliar o Diretor Presidente na administração dos negócios da Companhia, bem como assegurar a cooperação e o apoio aos demais diretores no âmbito de suas respectivas competências, visando à consecução dos objetivos e interesses da Companhia.

§ 43º Os diretores exercerão seus cargos na Companhia, sendo permitido o exercício concomitante e não remunerado em cargos de administração das Ssubsidiárias iIntegrais e controladas.

Art. 36 A Diretoria de Governança, Risco e Compliance Companhia terá uma áreaé responsável pela verificação deo cumprimento de obrigações e gestão de riscos, que se reportará diretamente ao Diretor Presidente e será liderada por diretor estatutário, nos termos da Lei Federal 13.303/2016, com atribuições relativas ao gerenciamento de riscos corporativos e de controles internos, compliance, integridade, código de conduta e programa de integridade, dentre outras definidas no Regimento Interno da Diretoria.

§ 1º O dDiretor de Governança, Risco e Compliance poderá responsável pela referida área poderá se reportar-se diretamente ao Conselho de Administração em situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada.

§ 2º Para o exercício de suas atribuições, a área Diretoria terá assegurada a sua atuação independente e o acesso a todas as informações e documentos necessários.

Art. 37 AO DiretorDiretoria de Finanças e de Relações com Investidores é responsável por prestar informações ao público investidor, à Comissão de Valores Mobiliários do Brasil, à *Securities and Exchange Commission* dos Estados Unidos da América e às Bolsas de Valores em que a Companhia estiver listada e por manter atualizado o registro de companhia aberta, cumprindo toda a legislação e regulamentação aplicável.

Regras para Rrepresentação da Companhia

Art. 4438 A Companhia obriga-se perante terceiros:

I pela assinatura de 02 (dois) diretores, sendo 01 (um) necessariamente o Diretor Presidente ou o diretor responsável pela área financeira, e o outro, o diretor com atribuições da área respectiva a que o assunto se referir;

II pela assinatura de 01 (um) diretor e 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato;

III pela assinatura de 02 (dois) procuradores, conforme os poderes constantes do respectivo instrumento de mandato;

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IV pela assinatura de 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato, nesse caso exclusivamente para a prática de atos específicos.

Parágrafo Único. O Diretor de Finanças e de Relações com Investidores pode, individualmente, representar a Companhia perante a ~~CVM~~Comissão de Valores Mobiliários, a *Securities and Exchange Comission* dos Estados Unidos da América, a B3, a instituição financeira prestadora dos serviços de escrituração de ações da Companhia e entidades administradoras de mercados organizados nos quais os valores mobiliários da Companhia estejam admitidos à negociação.

Art. 39 Os diretores poderão constituir mandatários da ~~c~~Companhia, devendo ser especificados no instrumento os atos ou operações que poderão praticar e a duração do mandato, sendo que, apenas as procurações para o foro em geral terão prazo indeterminado.

§ 1º ~~Os instrumentos de mandato serão outorgados com prazo determinado de validade e especificarão os poderes conferidos; apenas as procurações para o foro em geral terão prazo indeterminado.~~

~~§ 2º~~ As procurações outorgadas pela Companhia devem ser assinadas por 2 (dois) diretores conjuntamente~~agindo em conjunto~~, especificando os poderes outorgados e com prazo de vigência de, no máximo, 1 (um) ano~~Na hipótese descrita no inciso III do Art. 44 do presente Estatuto, os instrumentos de mandato deverão ser assinados por 02 (dois) membros da Diretoria~~.

§ ~~3~~2º Os instrumentos de mandato especificarão expressamente os poderes especiais, os atos ou as operações outorgadas, dentro dos limites dos poderes dos diretores que os outorgam, bem como a duração do mandato por prazo determinado de validade, vedado o substabelecimento, salvo na hipótese de procuração para fins de representação judicial da Companhia, que poderá ser por prazo indeterminado e com possibilidade de substabelecimento nas condições delimitadas no referido instrumento.

Art. 40 Poderá qualquer dos diretores representar individualmente a Companhia, quando o ato a ser praticado impuser representação singular e nos casos em que o uso da assinatura eletrônica impossibilite que duas ou mais pessoas assinem o mesmo documento, mediante autorização da Diretoria Reunida.

~~§ 4º Poderá qualquer dos diretores representar individualmente a Companhia, quando o ato a ser praticado impuser representação singular e nos casos em que o uso da assinatura eletrônica impossibilite que duas ou mais pessoas assinem o mesmo documento, mediante autorização da Diretoria Reunida.~~

~~§ 5º Quando o instrumento de mandato tiver por objeto a prática de ato que depender de prévia autorização da Diretoria ou do Conselho de Administração, somente poderá ser outorgado após essa autorização, que deverá ser mencionada em seu texto.~~

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Vacância e substituições

Art. ~~37~~41 Nas vacâncias, ausências ou impedimentos temporários de qualquer diretor, o Diretor Presidente designará outro membro da Diretoria para acumular as funções.

§ 1º Nas suas ausências e impedimentos temporários, o Diretor Presidente será substituído pelo diretor por ele indicado e, se não houver indicação, os demais diretores elegerão, no ato, seu substituto.

§ 2º Os diretores não poderão se afastar do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença médica ou nas hipóteses autorizadas pelo Conselho de Administração.

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§ 3º Os diretores poderão solicitar ao Conselho de Administração afastamento por licença não remunerada, desde que por prazo não superior a 03 (três) meses, a qual deverá ser registrada em ata.

Art. ~~38~~42 Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, caberá ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, eleger o substituto, que completará o mandato do substituído.

~~Até que se realize a eleição, poderá a Diretoria designar 01 (um) substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.~~

Parágrafo Único. Até que se realize a eleição, poderá a Diretoria designar 01 (um) substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.

SEÇÃO III - DIRETORIA REUNIDA (REDIR)

Funcionamento

Art. ~~39~~43 A Diretoria se reunirá quinzenalmente de forma ordinária e extraordinariamente sempre que necessário, por convocação do Diretor Presidente ou de outros 02 (dois) diretores quaisquer.

§ 1º As reuniões da Diretoria serão instaladas pela presença da maioria dos diretores em exercício, considerando-se aprovada a matéria que obtiver a concordância da maioria simples dos presentes; no caso de empate, prevalecerá a proposta que contar com o voto do Diretor Presidente.

§ 2º A cada diretor presente conferir-se-á o direito a 01 (um) único voto, mesmo na hipótese de eventual acumulação de funções de diretores. Não será admitido o voto por representação.

§ 3º As deliberações da Diretoria constarão de ata lavrada em livro próprio e assinada por todos os presentes.

§ 4º O Diretor Adjunto de Comunicação, caso eleito, poderá participar das reuniões da Diretoria, mas não terá direito a voto.

Art. ~~40~~44 Fica facultada, se necessária, a participação não presencial dos diretores, nas reuniões ordinárias e extraordinárias, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o diretor que participar remotamente será considerado presente na ~~à~~ reunião, e seu voto válido para todos os efeitos legais e incorporado à ata da referida reunião.

Art. ~~41~~45 As reuniões da Diretoria serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio.

Atribuições

Art. ~~42~~46 Além das atribuições definidas em lei e no Regimento Interno da Diretoria, compete à Diretoria Reunida:

I ~~gerir~~ deliberar sobre os negócios da Companhia de forma sustentável, considerando o seu objeto social, os fatores econômicos, sociais, ambientais, de mudança do clima e de governança corporativa, bem como os riscos e oportunidades ~~relacionados, em todas as atividades sob sua responsabilidade~~;

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II cumprir e fazer cumprir a l~~L~~egislação aplicável, o Estatuto Social, as políticas e normas internas da Companhia e as deliberações da Assembleia Geral e do Conselho de Administração;

III Instruir ~~elaborar~~ e submeter à aprovação do Conselho de Administração, manifestando-se previamente sobre:

~~**a)**~~ ~~O~~os planos e programas anuais e plurianuais, alinhando os dispêndios de investimentos, ~~com~~ aos respectivos projetos, ~~as bases e diretrizes para a elaboração do plano estratégico, bem como dos programas anuais e plurianuais;~~

~~**b)**~~**a)** ~~o plano estratégico contendo planos plurianuais e programas anuais de dispêndios e de investimentos, com seus respectivos projetos, metas de resultado e índices de avaliação de desempenho~~contemplando a análise de riscos e oportunidades para um horizonte mínimo de 05 (cinco) anos;

~~**c)**~~**b)** o orçamento da Companhia, com a indicação das fontes e aplicações dos recursos bem como suas alterações;

~~**d)**~~**c)** os projetos de investimento ~~em novos negócios~~, participações em novos ~~empreendimentos~~negócios, ~~bem como sobre a participação em~~ outras sociedades, consórcios, *joint ventures*, S~~s~~ubsidiárias I~~i~~ntegrais e outras formas de associação e empreendimentos, bem como pela aprovação d~~a~~e constituição, encerramento ou alteração de quaisquer sociedades, empreendimentos ou consórcios;

~~**e)**~~**d)** ~~a avaliação d~~o resultado de desempenho das atividades da Companhia;

~~**f)**~~**e)** ~~trimestralmente,~~ os relatórios trimestrais da Companhia, acompanhados das demonstrações financeiras;

f) ~~anualmente,~~ o Relatório da Administração acompanhado ~~do balanço patrimonial e demais~~das demonstrações financeiras e respectivas notas explicativas, com o parecer dos auditores independentes e a proposta de destinação do resultado do exercício;

g) o Relato Integrado ou o Relatório de Sustentabilidade da Companhia, a Carta Anual de Políticas Públicas e de Governança Corporativa e demais relatórios corporativos a serem subscritos pelo Conselho de Administração;

~~**h)** proposta relacionada à política de pessoal; e~~

h) o Regimento Interno da Diretoria, regulamentos e políticas gerais da Companhia.

i) as revisões do Código de Conduta e o Programa de Integridade da Companhia, em conformidade com a legislação aplicável;

j) as transações entre partes relacionadas, dentro dos critérios e limites definidos pela Companhia;

~~**i)**~~**k)** o regulamento interno de licitação e contratos;

IV aprovar:

a) os critérios de avaliação técnico-econômica para os projetos de investimentos, com os respectivos planos de delegação de responsabilidade para sua ~~execução e~~ implantação e execução;

b) o plano de contas contábil;

c) o plano anual de seguros da Companhia;~~ e~~

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d) residualmente, dentro dos limites estatutários e regimentais, tudo o que se relacionar com atividades da Companhia e que não seja de competência privativa do Diretor Presidente, do Conselho de Administração ou da Assembleia Geral~~, observadas as recomendações do Comitê de Auditoria Estatutário;~~.

~~d)~~e) indica~~ção d~~os representantes da Companhia nos órgãos estatutários das sociedades em que esta ou suas S~~s~~ubsidiárias I~~i~~ntegrais tenham ou venham a ter participação direta ou indireta;

f) a participação corporativa em associações de classe e entidades não governamentais; e

~~e)~~g) proposta relacionada à política de pessoal.~~-~~

V autorizar, observados os limites e as diretrizes fixadas pela lei e pelo Conselho de Administração e os limites de alçada estabelecidos em normativa interna e no ~~em~~ Regimento Interno da Diretoria:

a) atos de renúncia ou transação judicial ou extrajudicial, para por fim a litígios ou pendências, podendo fixar limites de valor para a delegação da prática desses atos pelo Diretor Presidente ou qualquer outro diretor; e

b) celebração de quaisquer negócios jurídicos quando o valor da operação não ultrapassar 2% (dois por cento) do patrimônio líquido, sem prejuízo da competência atribuída pelo Estatuto ao Conselho de Administração, incluindo ~~a~~ aquisição, alienação ou oneração de ativos, ~~a~~ obtenção de empréstimos e financiamentos, ~~a~~ assunção de obrigações em geral e, ainda, ~~a~~ associação com outras pessoas jurídicas~~observados os limites previstos nos regimentos internos da Companhia, bem como na legislação vigente aplicável, sem prejuízo da competência atribuída pelo Estatuto ao Conselho de Administração, incluindo a aquisição, alienação ou oneração de ativos, a obtenção de empréstimos e financiamentos, a assunção de obrigações em geral e ainda a associação com outras pessoas jurídicas~~.

Parágrafo Único. Quando o valor acumulado da aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas atingir 5% (cinco por cento) do Patrimônio Líquido da Companhia, no decorrer do exercício fiscal, encaminhar relatório para deliberação pelo Conselho de Administração.

~~VI propor as políticas e o Código de Conduta da Companhia, assegurando o cumprimento desses no âmbito de sua atuação, em conformidade com o disposto na Lei Federal nº 13.303/2016 e demais legislações aplicáveis;~~

~~VII~~VI ~~definir~~estabelecer as premissas ~~para~~ e aprovar a constituição das estruturas organizacionais da Companhia e de suas S~~s~~ubsidiárias I~~i~~ntegrais~~ e das sociedades de propósito específico integrais~~;

~~VIII~~VII negociar e firmar instrumentos de gestão entre a Companhia, suas S~~s~~ubsidiárias I~~i~~ntegrais e S~~s~~ociedades de ~~p~~Propósito E~~e~~specífico ~~i~~Integrais;

~~IX indicar os representantes da Companhia nos órgãos estatutários das sociedades em que esta ou suas subsidiárias integrais tenham ou venham a ter participação direta ou indireta;~~

~~X~~VIII ~~definir e acompanhar o cumprimento de diretrizes e políticas da Companhia nas~~estabelecer e monitorar ~~as~~ práticas de governança, controles internos, ~~as~~ diretrizes e políticas para suas S~~s~~ubsidiárias I~~i~~ntegrais, nas sociedades direta ou indiretamente controladas e, no caso das participações minoritárias diretas

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ou indiretas, fiscalizar as práticas de governança e o controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes;

XI as atividades relativas à geração de produtos e serviços, inerentes ao objeto social da Companhia e de competência da Diretoria, serão executadas por sociedades nas quais a Companhia participe, que terão as seguintes atribuições:

a) planejar, organizar, coordenar, comandar e controlar o negócio da Companhia sob sua responsabilidade;

b) obter os resultados técnicos, mercadológicos e de rentabilidade acordados com a Diretoria por intermédio dos instrumentos de gestão; e

c) atender às diretrizes da Companhia, especialmente as administrativas, técnicas, financeiras e contábeis, bem como às condições definidas nos respectivos instrumentos de gestão.

IX autorizar a abertura, instalação, transferência e a extinção de filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos, bem como indicar o endereço completo dentro do município sede da Companhia;

X indicar, caso decida, a Ssubsidiária Iintegral responsável pela execução das atividades relativas à gestão das sociedades nas quais a Companhia e suas Ssubsidiárias Iintegrais detêm participação acionária, observado o dever daquelas de fiscalização com base em práticas de governança e controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes; e

XIIXI orientar[AD3] o voto a ser proferido pela Companhia nas Assembleias Gerais das Subsidiárias Integrais e demais sociedades e associações em que a Companhia possua participação direta.

Parágrafo Único.§ 1º Respeitadas as normas aplicáveis, as atividades relativas à gestão das sociedades nas quais a Companhia e suas subsidiárias integrais detêm participação acionária poderão ser executadas por outra subsidiária integral indicada pela Diretoria, observado o dever daquelas de fiscalização com base em práticas de governança e controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes

§ 2º Observadas as normas aplicáveis e mediante regulamentação da Diretoria, as atividades relativas à comercialização de produtos e serviços, incluindo a energia adquirida de terceiros e a gerada por subsidiária integral da Copel, serão executadas por sociedade na qual a Companhia participe e que detenha tal objeto social específico.

§ 3º A Diretoria poderá designar mandatários ou conferir poderes aos demais níveis gerenciais da Companhia e da estrutura compartilhada da qual participa, por meio de norma interna ou por instrumento hábil, –inclusive em conjunto com as Subsidiárias Integrais, dentro dos limites e competência individuais atribuídos aos diretores, tais como a assinatura de contratos, convênios, termos de cooperação, além de outros instrumentos que gerem obrigação para a Companhia ou suas Ssubsidiárias Iintegrais, exceto os atos indelegáveis por lei desde que previamente aprovados dentro dos limites ora estabelecidos, a competência para atuar sobre determinadas matérias no que concerne aos limites de competência individuais atribuídos aos diretores, bem como a assinatura de contratos, convênios, termos de cooperação, enfim, qualquer instrumento que gere obrigação para a Companhia, desde que previamente aprovados dentro dos limites ora estabelecidos.

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Art. ~~43~~47 O Regimento Interno da Diretoria ~~irá detalhar~~detalhará as atribuições individuais de cada diretor, assim como poderá condicionar a prática de determinados atos compreendidos nas áreas de competência específica à prévia autorização da Diretoria Reunida.

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~~**Representação da Companhia**~~

~~**Art. 44** A Companhia obriga-se perante terceiros:~~

~~I pela assinatura de 02 (dois) diretores, sendo 01 (um) necessariamente o Diretor Presidente ou o diretor responsável pela área financeira, e o outro, o diretor com atribuições da área respectiva a que o assunto se referir;~~

~~II pela assinatura de 01 (um) diretor e 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato;~~

~~III pela assinatura de 02 (dois) procuradores, conforme os poderes constantes do respectivo instrumento de mandato;~~

~~IV pela assinatura de 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato, nesse caso exclusivamente para a prática de atos específicos.~~

~~**§ 1º** Os instrumentos de mandato serão outorgados com prazo determinado de validade e especificarão os poderes conferidos; apenas as procurações para o foro em geral terão prazo indeterminado.~~

~~**§ 2º** Na hipótese descrita no inciso III do Art. 44 do presente Estatuto, os instrumentos de mandato deverão ser assinados por 02 (dois) membros da Diretoria.~~

~~**§ 3º** Os instrumentos de mandato especificarão expressamente os poderes especiais, os atos ou as operações outorgadas, dentro dos limites dos poderes dos diretores que os outorgam, bem como a duração do mandato por prazo determinado de validade, vedado o substabelecimento, salvo na hipótese de procuração para fins de representação judicial da Companhia, que poderá ser por prazo indeterminado e com possibilidade de substabelecimento nas condições delimitadas no referido instrumento.~~

~~**§ 4º** Poderá qualquer dos diretores representar individualmente a Companhia, quando o ato a ser praticado impuser representação singular e nos casos em que o uso da assinatura eletrônica impossibilite que duas ou mais pessoas assinem o mesmo documento, mediante autorização da Diretoria Reunida.~~

~~**§ 5º** Quando o instrumento de mandato tiver por objeto a prática de ato que depender de prévia autorização da Diretoria ou do Conselho de Administração, somente poderá ser outorgado após essa autorização, que deverá ser mencionada em seu texto.~~

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CAPÍTULO V - COMITÊS ESTATUTÁRIOS

Art. ~~45~~48 A Companhia contará com o Comitê de Auditoria Estatutário, ~~e~~ o Comitê de Indicação e Avaliação, o Comitê de Investimentos e Inovação, Comitê de Desenvolvimento Sustentável e o Comitê de Minoritários.

Parágrafo Único. Qualquer comitê remunerado deverá ser estatutário, sendo necessária, para sua criação, a reforma do Estatuto Social pela Assembleia Geral.

SEÇÃO I - COMITÊ DE AUDITORIA ESTATUTÁRIO (CAE)

Art. ~~46~~49 O Comitê de Auditoria Estatutário é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

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Art. ~~47~~50 O Comitê de Auditoria Estatutário será único para a Companhia e suas ~~S~~subsidiárias I~~i~~ntegrais, ~~podendo~~ exercendo~~r~~ suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração~~também exercerá suas atribuições e responsabilidades junto às sociedades controladas pela Companhia e suas subsidiárias, que adotarem o regime de Comitê de Auditoria Estatutário único~~.

Art. ~~48~~51 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.

§ 1º Os membros do Comitê de Auditoria Estatutário, em sua primeira reunião, elegerão o seu presidente, dentre seus membros independentes, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro de atas.

§ 2º O Comitê de Auditoria Estatutário será composto por 03 (três) a 05 (cinco) membros escolhidos pelo~~do~~ Conselho de Administração, eleitos e destituíveis por tal órgão, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, observados os seguintes parâmetros:

I ter a maioria~~no mínimo, 03 (três)~~ de membros independentes ~~do Conselho de Administração~~ nos termos da Lei Federal nº 13.303/2016; ~~e~~

II no mínimo, 01 (um) membro com experiência profissional reconhecida em assuntos de contabilidade societária, auditoria e finanças, que o caracterize como "especialista financeiro" nos termos da legislação vigente;

III no mínimo 01(um) dos membros do Comitê deverá ser integrante do Conselho de Administração;

IV no mínimo 01(um) dos membros do Comitê não será membro do Conselho de Administração e deverá ser escolhido dentre pessoas de mercado de notória experiência e capacidade técnica; e~~.~~

V o Presidente do Comitê deverá ser membro do Conselho de Administração.

§ 3º Os membros do Comitê de Auditoria Estatutário deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.

~~**§ 3º** Os membros do Comitê de Auditoria Estatutário deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.~~

§ ~~4~~~~3~~4º O Comitê de Auditoria Estatutário se reunirá: (i) ordinariamente, uma vez por mês; (ii) trimestralmente com o Conselho Fiscal, Conselho de Administração, Auditoria Interna e auditoria independente; e (iii) extraordinariamente, sempre que necessário, de~~no mínimo bimestralmente ou quando necessário, de modo que as informações contábeis sejam sempre apreciadas antes de sua divulgação e, decidirá~~ cidindo por maioria de votos, com registro em ata a ser ~~publicada~~divulgada, ~~-~~no *website* da Companhia e em conformidade com a legislação aplicável, salvo quando o Conselho de Administração entender que sua publicação poderá colocar em risco interesse legítimo da Companhia, quando divulgará ap~~e~~enas seu extrato.

§ 5º A Auditoria Interna será vinculada funcionalmente ao Conselho de Administração por intermédio do Comitê de Auditoria Estatutário.

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Art. ~~49~~52 É conferido ao Comitê de Auditoria Estatutário autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir ou determinar a realização de consultas, avaliações e investigações dentro do escopo de suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.

SEÇÃO II - COMITÊ DE INDICAÇÃO E AVALIAÇÃO (CIA)

Art. ~~50~~53 O Comitê de Indicação e Avaliação é órgão estatutário de caráter permanente, auxiliar dos acionistas, com as prerrogativas conforme previsto na Lei Federal nº 13.303/2016 e no seu Regimento Interno, que verificará a conformidade do processo de indicação e de avaliação dos a~~A~~dministradores, ~~c~~C~~c~~onselheiros c~~F~~iscais e membros de ~~c~~Comitês E~~e~~statutários, nos termos da legislação vigente.

§ 1º O Comitê de Indicação e Avaliação será composto por 03 (três) a 05 (cinco) membros, eleitos e destituídos pela Assembleia Geral, com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas, com a seguinte composição:

a) no mínimo 02 (dois) e no máximo 03 (três) membros escolhidos pelo acionista controlador;~~ e~~

b) no mínimo 01 (um) e no máximo 02 (dois) membros indicados pelos acionistas minoritários; ~~e~~

~~b)~~c) será assegurado ao acionista controlador o direito de eleger a maioria dos membro do Comitê.

§ 2º O Comitê de Indicação e Avaliação da Copel será único para a Copel Holding e suas S~~s~~ubsidiárias I~~i~~ntegrais, podendo ser estendido às empresas controladas, coligadas e demais empresas que a Copel tenha participação~~, e terá a finalidade de verificar a conformidade do processo de indicação e de avaliação dos Administradores, conselheiros fiscais e membros de comitês estatutários~~.

§ 3º Os membros do Comitê de Indicação e Avaliação deverão opinar, de modo a auxiliar os acionistas sobre a conformidade na indicação de a~~A~~dministradores, ~~c~~C~~c~~onselheiros f~~F~~iscais e membros de ~~c~~Comitês E~~e~~statutários, ~~sobre o preenchimento~~observando o cumprimento dos requisitos e ausências de vedações para as respectivas eleições.

~~**§ 4º** O Comitê de Indicação e Avaliação decidirá por maioria de votos, com registro em ata, que deverá ser lavrada na forma de sumário dos fatos ocorridos, inclusive das dissidências e dos protestos, e conter a transcrição apenas das deliberações e ser publicada no *website* da Companhia.~~ **§ 4º** O Comitê de Indicação e Avaliação verificará a conformidade do processo de avaliação dos a~~A~~dministradores, ~~C~~conselheiros ~~F~~fiscais e membros dos Comitês Estatutários, de acordo com os parâmetros da Lei Federal nº 13.303/2016.

Art. ~~51~~54 As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.

§ 1º O Comitê de Indicação e Avaliação se reunirá sempre que necessário e decidirá por maioria de votos, ~~com registro em ata, inclusive das dissidências e dos protestos, e divulgar as deliberações no *website* da Companhia em conformidade com a legislação aplicável.~~e de acordo com o previsto em seu Regimento Interno, registrará em ata, inclusive as dissidências e protestos, a qual divulgará no *website* da Companhia em conformidade com a legislação

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aplicável, sem prejuízo da divulgação de outras deliberações que o Comitê entender necessário.

§ 2º O Presidente do Comitê de Indicação e Avaliação será eleito por seus pares, em sua primeira reunião, ao qual caberá dar ~~cumpoimento~~cumprimento às deliberações do órgão.

SEÇÃO III - COMITÊ DE INVESTIMENTOS E INOVAÇÃO (CII)

Art. 55 O Comitê de Investimentos e Inovação é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. 56 O Comitê de Investimentos e Inovação será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.

Art. 57 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.

§ 1º O presidente do Comitê de Investimentos e Inovação, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro de atas, será membro do Conselho de Administração, devendo ser eleito na primeira reunião após a eleicao dos membros do Comitê.

§ 2º O Comitê de Investimentos e Inovação será composto por 03 (três) membros do Conselho de Administração, eleitos e destituídos por aquele colegiado, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo:

I. 01 (um) deles o secretário executivo do Conselho de Administração; e

II. 01 (um) membro do Conselho de Administração, representante dos acionistas minoritários.

todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas.

§ 3º Os membros do Comitê de Investimentos e Inovação deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.

§ 4º O Comitê de Investimentos e Inovação se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.

Art. 58 É conferido ao Comitê de Investimentos e Inovação autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com contratação e utilização de especialistas externos independentes.

SEÇÃO IV - COMITÊ DE DESENVOVIMENTO SUSTENTÁVEL (CDS)

Art. 59 O Comitê de Desenvolvimento Sustentável é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. 60 O Comitê de Desenvolvimento Sustentável será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.

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Art. 61 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.

§ 1º O presidente do Comitê de Desenvolvimento Sustentável, ao qual caberá dar cumprimento às deliberações do órgão, será membro do Conselho de Administração, devendo ser eleito na primeira reunião após a eleição dos membros do Comitê.

§ 2º O Comitê de Desenvolvimento Sustentável será composto de 03 (três) a 05 (cinco) membros, eleitos e destituídos pelo Conselho de Administração, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, observados os seguintes parâmetros:

I no mínimo 02 (dois) membros do Conselho de Administração, sendo 01 (um) deles o secretário executivo do órgão;-

II 01 (um) membro do Comitê de Indicação e Avaliação; e

III até 01 (um) membro externo com experiência profissional reconhecida em assuntos de responsabilidade do Comitê.

§ 3º Os membros do Comitê de Desenvolvimento Sustentável deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.

§ 4º O Comitê de Desenvolvimento Sustentável se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.

Art. 62 É conferido ao Comitê de Desenvolvimento Sustentável autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.

SEÇÃO V - COMITÊ DE MINORITÁRIOS (CDM)

Art. 63 O Comitê de Minoritários é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. 64 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.

§ 1º O presidente do Comitê de Minoritários, ao qual caberá dar cumprimento às deliberações do órgão, será eleito pelo Conselho de Administração.

§ 2º O Comitê de Minoritários será composto de 03 (três) membros do Conselho de Administração, representantes dos acionistas minoritários, eleitos e destituídos pelo Conselho de Administração, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas.

§ 3º Os membros do Comitê de Minoritários deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.

§ 4º O Comitê de Minoritários se reunirá sempre que necessário, conforme os assuntos de sua competência forem tratados pelo Conselho de Administração, decidindo por maioria de votos, com registro em ata, conforme previsto em seu Regimento Interno, inclusive das dissidências e dos protestos.

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Art. 65 É conferido ao Comitê de Minoritários autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.

CAPÍTULO VI - CONSELHO FISCAL (CF)

Art. 5266 A Companhia contará com um Conselho Fiscal de funcionamento permanente de fiscalização, de atuação colegiada e individual, com as competências e atribuições previstas nas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.

Art. 5567 O Conselho Fiscal se reunirá ordinariamente 01 (uma) vez por mês e, extraordinariamente, sempre que necessário, quando convocado por qualquer de seus membros ou pela Diretoria, lavrando-se ata em livro próprio.

Composição e funcionamento

Art. 5368 O Conselho Fiscal será composto por 05 (cinco) membros titulares e igual número de suplentes, eleitos em Assembleia Geral com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas.

§ 112º O Conselho Fiscal das Ssubsidiárias Iintegrais da Copel será composto pelos 03 (três) membros e respectivos suplentes indicados pelo acionista controlador para o Conselho Fiscal da Copel Holding.

§ 232º O pPresidente do Conselho Fiscal será eleito por seus pares, em suna primeira reunião após eleicaõ de seus membros, ao qual cabendo aorá presidente dar cumprimento às deliberações do órgão.

§ 34º As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.

§ 24º Podem ser membros do Conselho Fiscal pessoas naturais, residentes no País, com formação acadêmica compatível com o exercício da função e que tenham exercido, por prazo mínimo de 03 (três) anos, cargo de direção ou assessoramento na Administração Pública ou cargo de conselheiro fiscal ou administrador em empresa.

§ 53º Não podem ser eleitos para o Conselho Fiscal, além das pessoas enumeradas nos parágrafos do Art. 147 da Lei Federal nº 6.404/1976, membros de Órgãos de Administração e empregados da Companhia ou de sociedade controlada ou do mesmo grupo, e o cônjuge ou parente, até terceiro grau, de administrador da Companhia.

§ 46º É vedada a indicação para o Conselho Fiscal:

I de representante do órgão regulador ao qual a Copel está sujeita, de ministro de estado, de secretário de estado, de secretário municipal, de titular de cargo sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo;

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II de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em trabalho vinculado a organização, estruturação e realização de campanha eleitoral;

III de pessoa que exerça cargo em organização sindical;

IV de pessoa que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná ou com a Copel em período inferior a 03 (três) anos antes da data de nomeação;

V de pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a Copel.

§ 57º A vedação prevista no inciso I do § 45º estende-se aos parentes consanguíneos ou afins até o terceiro grau das pessoas nele mencionadas.

Art. 6958 As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.

§ 1º A função de membro do Conselho Fiscal é indelegável.

§ 2º Os membros do Conselho Fiscal têm os mesmos deveres dos administradores de que tratam os artigos. 153 a 156 da Lei Federal nº 6.404/1976 e respondem pelos danos resultantes de omissão no cumprimento de seus deveres e de atos praticados com culpa ou dolo, ou com violação da lei ou do estatuto.~~Art. 53 O Conselho Fiscal será composto por 05 (cinco) membros titulares e igual número de suplentes, eleitos em Assembleia Geral, com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas.~~

~~§ 1º As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.~~

~~§ 2º Podem ser membros do Conselho Fiscal pessoas naturais, residentes no País, com formação acadêmica compatível com o exercício da função e que tenham exercido, por prazo mínimo de 03 (três) anos, cargo de direção ou assessoramento na Administração Pública ou cargo de Conselheiro Fiscal ou Administrador em empresa.~~

~~§ 3º Não podem ser eleitos para o Conselho Fiscal, além das pessoas enumeradas nos parágrafos do Art. 147 da Lei Federal 6.404/1976, membros de órgãos de administração e empregados da companhia ou de sociedade controlada ou do mesmo grupo, e o cônjuge ou parente, até terceiro grau, de administrador da companhia.~~

~~§ 4º É vedada a indicação para o Conselho Fiscal:~~

~~I de representante do órgão regulador ao qual a Copel está sujeita, de Ministro de Estado, de Secretário de Estado, de Secretário Municipal, de titular de cargo, sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo;~~

~~II de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em trabalho~~

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vinculado a organização, estruturação e realização de campanha eleitoral;

III de pessoa que exerça cargo em organização sindical;

IV de pessoa que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná ou com a Copel em período inferior a 03 (três) anos antes da data de nomeação;

V de pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a Copel.

§ 5º A vedação prevista no inciso I do § 4º estende-se também aos parentes consanguíneos ou afins até o terceiro grau das pessoas nele mencionadas.

Vacância e substituições

Art. 5470 Na hipótese de vacância, renúncia ou destituição do membro efetivo, este será substituído pelo seu respectivo suplente, até que haja eleição do novo conselheiro para complementação do mandato.

Representação e pareceres

Art. 71 O presidente do Cconselho fFiscal, ou ao menos um dos membros deverá comparecer às reuniões da aAssembléeia gGeral e responder aos pedidos de informações formulados pelos acionistas.

Parágrafo único. Os pareceres e representações do conselho fiscal, ou de qualquer um de seus membros, poderão ser apresentados e lidos na Assembleia Geral, independentemente de publicação e ainda que a matéria não conste da ordem do dia.

em Assembleia Geral convocada para tal fim.

Art. 55 O Conselho Fiscal se reunirá ordinariamente 01 (uma) vez por mês e, extraordinariamente, sempre que necessário, quando convocado por qualquer de seus membros ou pela Diretoria, lavrando-se ata em livro próprio.

Art. 56 Os membros do Conselho Fiscal perceberão a remuneração fixada pela Assembleia Geral que os eleger, observado o mínimo legal.

CAPÍTULO VII - REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS

Posse, impedimentos e vedações

Art. 5772 Para investidura no cargo, os membros dos órgãos estatutários deverão observar as condições mínimas impostas pelas Leis Federais nº 6.404/1976 e nº 13.303/2016, bem como deverão cumprir os procedimentos estabelecidos na Política de Indicaçãodeverão atender os requisitos e vedações dispostos na legislação aplicável, bem como estar em conformidade com a "Política de Indicação".

Art. 5873 Os membros dos órgãos estatutários serão investidos em seus cargos mediante assinatura de termo de posse, lavrado no respectivo livro de atas.

§ 1º O termo de posse deverá ser assinado nos 30 (trinta) dias seguintes à eleição ou nomeação, sob pena de sua ineficácia, salvo justificativa aceita pelo órgão para o qual o membro tiver sido eleito, e deverá conter a indicação de pelo menos 01 (um) domicílio para recebimento de citações e intimações de

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processos administrativos e judiciais, relativos a atos de sua gestão, sendo permitida a alteração do domicílio indicado somente mediante comunicação escrita à Companhia.

§ 2º A investidura ficará condicionada à apresentação de declaração de bens e valores, na forma prevista na legislação vigente, que deverá ser atualizada anualmente e ao término do mandato.

Art. 5974 A posse dos membros do Conselho de Administração e da Diretoria estará condicionada à prévia subscrição do "Termo de Anuência dos AAdministradores", e a posse dos membros do Conselho Fiscal estará condicionada à prévia subscrição do "Termo de Anuência dos Membros do Conselho Fiscal", nos termos do "Regulamento do Nível 12" da B3, bem como ao atendimento dos requisitos legais aplicáveis.

Art. 6075 O prazo de mandato dos membros da Diretoria, do Conselho de Administração, do Conselho Fiscal, do Conselho Fiscal e dos Comitês Eestatutários de Assessoramento e da Diretoria da Companhia será de 02 (dois) anos, e para os membros do Conselho Fiscal, será de 01 (um) ano[AD4][AS|SFA5][RF|SFA6], sendo permitidas, no máximo:

I 02 (duas) reconduções consecutivas, para os membros do Conselho Fiscal e do Comitê de Indicação e Avaliação;

II 03 (três) reconduções consecutivas, para os membros da Diretoria, do Conselho de Administração e, do Comitê de Auditoria Estatutário, do Comitê de Investimentos e Inovação, do Comitê de Desenvolvimento Sustentável, do Comitê de Minoritários e da Diretoria;.

Parágrafo único. Atingido o limite de reconduções a que se referem os Iincisos I e II do caput deste Aartigo, o retorno de membro ao órgão estatutárioI na mesma Companhia, só poderá ser efetuado após decorrido prazo equivalente a um mandato, exceto ao Comitê de Auditoria Estatutário, ao qual só poderá ser efetuado após decorrido prazo de 03 (três) anos.

Art. 6176 Os aAdministradores da Companhia, os membros do Conselho Fiscal e dos Comitês Estatutários deverão aderir à política de negociações de ativos de emissão própria, e à política de divulgação de informações e fatos relevantes, em atendimento à normativa da Comissão de Valores Mobiliários, mediante assinatura deo termo respectivo.

Art. 6277 O acionista e os membros da Diretoria, dos Conselhos de Administração e Fiscal e comitês estatutários que, por qualquer motivo, tiverem interesse particular direto, indireto ou conflitante com o da Companhia em determinada deliberação, deverão se abster de participar da discussão e votação desse item, ainda que como representantes de terceiros, fazendo-se constar em ata a razão da abstenção, indicando a natureza e a extensão do seu interesse.

Art. 6378 Os membros dos órgãos estatutários serão desligados mediante renúncia voluntária ou destituição a qualquer tempo, nos termos da legislação aplicável e deste Estatuto. conforme definido em seus respectivos Regimentos Internos. *ad nutum.*

Art. 6479 Salvo na hipótese de renúncia ou destituição, considera-se automaticamente prorrogado o mandato dos membros dos órgãos estatutários, até a investidura dos novos membros.

Art. 6580 Além dos casos previstos em lei, dar-se-á vacância do cargo quando:

I o membro do Conselho de Administração ou Fiscal ou dos cComitês Eestatutários deixar de comparecer a 02 (duas) reuniões consecutivas ou 03 (três) intercaladas, nas últimas 12 (doze) reuniões, sem justificativa; e

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II o membro da Diretoria se afastar do exercício do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença ou nas hipóteses autorizados pelo Conselho de Administração.

Art. 6681 Anualmente será realizada avaliação de desempenho, individual e coletiva, dos membros do Conselho de Administração, dos Ccomitês Eestatutários, da Diretoria e do Conselho Fiscal da Companhia e de suas Ssubsidiárias Iintegrais, com o apoio do Comitê de Indicação e Avaliação, podendo contar com instituição independente, conforme procedimento previamente definido e em conformidade com a "Política de Avaliação", observado os quesitos mínimos previstos pela Lei Federal nº 13.303/2016.

Art. 6782 Os órgãos estatutários se reúnem validamente com a presença da maioria de seus membros e deliberam por voto da maioria dos presentes, com registro no livro de atas, podendo estas serem lavradas de forma sumária.

§ 1º Em cCaso dea decisão que não seja unânime, justificativa para o voto divergente poderá ser registradao, observando que se exime de responsabilidade o membro dissidente que faça consignar sua divergência em ata de reunião ou, não sendo possível, -dê ciência imediata e por escrito de sua posiçãoa critério do respectivo membro.

§ 2º Nas deliberações colegiadas do Conselho de Administração e da Diretoria, o membro que estiver presidindo a reunião terá o voto de desempate, além do voto pessoal.

Art. 6883 Os membros de um órgão estatutário, quando convidados, poderão comparecer às reuniões dos outros órgãos, sem direito a voto.

Art. 6984 As reuniões dos órgãos estatutários devem podem ser presenciais, admitindo-se participação do membro, por audioconferência ou videoconferência, nos termos deste Estatuto e do respectivo rRegimento iInterno.

Remuneração

Art. 7085 A remuneração dos membros dos óÓrgãos eEstatutários será fixada anualmente pela Assembleia Geral e não haverá acumulação de proventos ou quaisquer vantagens em razão das substituições que ocorram em virtude de vacância, ausências ou impedimentos temporários, nos termos do presente Estatuto.

Parágrafo Único. A remuneração dos membros do Conselho Fiscal, fixada pela Assembleia Geral que os eleger, observará o mínimo estabelecido legalmente, além do reembolso obrigatório das despesas de locomoção e estada necessárias ao desempenho da função.

Art. 7186 É vedada a participação remunerada de membros da administração pública, direta ou indireta, em mais de 02 (dois) conselhos, incluindo os Conselhos de Administração ou Ffiscal, considerando da Companhia ou de suas subsidiárias.

Parágrafo único. O Diretor Presidente, na condição de membro do Conselho de Administração, não será remunerado.

CAPÍTULO VIII - EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS

Art. 7287 O exercício social coincide com o ano civil e ao término de cada exercício social serão elaboradas as demonstrações financeiras observando as regras contidas na Lei Federal nº 6.404/–1976, e nas normas da Comissão de Valores Mobiliários,

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inclusive quanto à obrigatoriedade de auditoria independente por auditor registrado nesse órgão~~A escrituração e a elaboração das demonstrações financeiras deverão observar o disposto na Lei Federal nº 6.404/1976 e nas normas da Comissão de Valores Mobiliários, inclusive quanto à obrigatoriedade de auditoria independente por auditor registrado nesse órgão~~.

§ 1º A Companhia deverá elaborar demonstrações financeiras trimestrais e divulg~~a~~á-las em sítio eletrônico.

§ 2º Ao fim de cada exercício social, a Diretoria fará elaborar as demonstrações financeiras previstas em lei, observando-se, quanto aos resultados, as seguintes regras:

I do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda;

II do lucro do exercício, 5% (cinco por cento) serão aplicados na constituição de reserva legal, que não excederá 20% (vinte por cento) do capital social;

III a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento; e

IV outras reservas poderão ser constituídas pela Companhia, na forma e limites legais.

Art. ~~73~~88 Os acionistas terão direito, em cada exercício, a receber ~~ao~~ dividendos e/ou juros ~~de~~sobre o capital próprio, que não poderão ser inferiores ~~mínimo obrigatório correspondente~~ a 25% (vinte e cinco por cento) do lucro líquido~~ do exercício,~~ ajustado de acordo com ~~o dispositivo n~~a Lei Federal nº 6.404/1976.

§ 1º C~~O Conselho de Administração, c~~om base nos lucros retidos, nas reservas de lucros e no lucro líquido do exercício em curso, registrados em demonstrações contábeis intermediárias semestrais ou ~~–~~trimestrais, o Conselho de Administração poderá deliberar a distribuição de dividendos intermediários, dividendos intercalares ou de juros sobre o capital próprio~~–~~, desde que em conformidade com a política de dividendos e sem prejuízo da posterior ratificação da Assembleia Geral~~no lucro apurado em balanço semestral, o Conselho de Administração poderá deliberar por antecipar a distribuição de dividendos intermediários ou pagamento de juros sobre o capital próprio, sem prejuízo da posterior ratificação da Assembleia Geral e desde que em conformidade com a política de distribuição de dividendos e proventos~~.

§ 2º Os dividendos intermediários, intercalares e os juros sobre capital próprio distribuídos nos termos do §1~~.~~º, ~~acima,~~ serão imputados ao dividendo obrigatório referente ao exercício social em que forem declarados, observada a legislação aplicável.

§ 3~~2~~º O dividendo não será obrigatório no exercício social em que o Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.

§ 4~~3~~º Os lucros que deixarem de ser distribuídos nos termos do § ~~2~~3º serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo o permita a situação financeira da Companhia.

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§ 54º Na forma da lei, serão submetidos ao Tribunal de Contas do Estado, até o dia 30 de abril de cada ano, os documentos da administração relativos ao exercício social imediatamente anterior.

§ 6º Quando da distribuição de juros sobre capital próprio, o percentual previsto no *caput* será considerado atingido em relação ao montante distribuído líquido de tributos, nos termos da legislação aplicável.

Art. 7489 Respeitados os limites e dispositivos estabelecidos na Lei Federal nº 6.404/1976, nos exercícios em que for pago o dividendo mínimo obrigatório, a Assembleia Geral fixará, anualmente, os limites de participação da Diretoria nos lucros da Companhia.

CAPÍTULO IX - DISSOLUÇÃO E LIQUIDAÇÃO

Art. 7590 A Companhia dissolver-se-á e entrará em liquidação nos casos previstos em lei, cabendo à Assembleia Geral estabelecer o modo de liquidação e eleger o liquidante, ou liquidantes, e o Conselho Fiscal, caso seu funcionamento seja solicitado por acionistas que perfaçam o quórum estabelecido em lei ou na regulamentação expedida pela Comissão de Valores Mobiliários, obedecidas as formalidades legais, fixando-lhes os poderes e a remuneraçãodissolução far se á de acordo com o que dispuser a Assembleia Geral, obedecidas as prescrições legais a respeito.

Art. 76 A Companhia entrará em liquidação, nos casos previstos em lei, competindo à Assembleia Geral, se for o caso, determinar o modo de liquidação e nomear o liquidante, fixando sua remuneração.

CAPÍTULO X - MECANISMOS DE DEFESA

Art. 7791 Os membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e dos comitês estatutários respondem pelos prejuízos ou danos causados no exercício de suas atribuições, nas hipóteses previstas em lei.

Art. 7892 A Companhia assegurará, nos casos em que não houver incompatibilidade com seus próprios interesses, a defesa jurídica em processos judiciais e administrativos propostos por terceiros contra integrantes e ex-integrantes doso óÓrgãos eEstatutários, durante ou após os respectivos mandatos, por atos praticados no exercício do cargo ou de suas funções.

§ 1º A mesma proteção definida no *caput* será estendida aos empregados prepostos e mandatários da Companhia que venham a figurar no polo passivo de processo judicial e/ou administrativo, exclusivamente em decorrência de atos que tenham praticado em cumprimento de mandato outorgado pela Companhia ou no exercício de competência delegada pelos aAdministradores.

§ 2º A defesa jurídica será assegurada por meio da área jurídica interna ou da contratação de seguro ou, na impossibilidade de fazê-lo, por escritório de advocacia contratado, a critério da Companhia.

§ 3º Se após solicitação formal do interessado à Companhia, não for assegurada a defesa, nos termos do §2º, o agente poderá contratar, por sua conta, advogado de sua confiança por sua conta, fazendo jus ao reembolso dos respectivos custos e honorários advocatícios fixados em montante razoável, proposto dentro dos parâmetros e condições atuais praticados pelo mercado para a defesa do caso específico, aprovados pelo Conselho de Administração, se for, ao final, absolvido ou exonerado de responsabilidade.

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§ 4º O Conselho de Administração poderá deliberar pelo adiantamento dos honorários do advogado contratado na hipótese do §-3º.

Art. 7993 A Companhia assegurará o acesso em tempo hábil a toda a documentação necessária à defesa jurídica. Adicionalmente, arcará com os custos processuais, emolumentos de qualquer natureza, despesas administrativas e depósitos para garantia de instância quando a defesa for realizada pelo jurídico interno.

Art. 8094 Se a pessoa beneficiária da defesa jurídica, dentre as mencionadas no art. 78 91 do presente Estatuto, for condenada ou responsabilizada, com sentença transitada em julgado, com fundamento em violação de lei ou do Estatuto, ou decorrente de ato culposo ou doloso, ficará obrigada a ressarcir a Companhia de todo o valor efetivamente desembolsado com a defesa jurídica, além de eventuais prejuízos causados.

Art. 8195 A Companhia poderá manter contrato de seguro de responsabilidade civil permanente em favor das pessoas mencionadas no Art. 7791 do presente Estatuto, na forma e extensão definidas pelo Conselho de Administração e na apólice contratada, para a cobertura das despesas processuais e honorários advocatícios de processos judiciais e administrativos instaurados contra elas, a fim de resguardá-las das responsabilidades por atos decorrentes do exercício do cargo ou função, cobrindo todo o prazo de exercício dos respectivos mandatos.

CAPÍTULO XI - ALIENAÇÃO DE CONTROLE

Art. 96 A perda da qualificação de acionista controlador pelo Estado do Paraná só poderá ocorrer em conformidade com os procedimentos constitucionais e legais aplicáveis, incluindo, sem limitação, caso aplicável, a necessidade de prévia autorização legislativa. Desde que preenchidos os pressupostos constitucionais e legais, a alienação de controle da Companhia, além de normas especificamente aplicáveis, deverá observar o disposto neste Capítulo.

Art. 97 A Aalienação de Ccontrole da Companhia, tanto por meio de uma única operação, como por meio de operações sucessivas, deverá ser contratada sob a condição, suspensiva ou resolutiva, de que o aAdquirente se obrigue a efetivar oferta pública de aquisição das ações dos demais acionistas da Companhia, observando as condições e os prazos previstos na legislação vigente e no Regulamento do Nível 2 de Governança Corporativa da B3, de forma a assegurar-lhes tratamento igualitário àquele dado ao aAcionista cControlador aAlienante.

Parágrafo único. A oferta pública de que trata este aAartigo será exigida ainda: (i) quando houver cessão onerosa de direitos de subscrição de ações e de outros títulos ou direitos relativos a valores mobiliários conversíveis em ações, que venha a resultar na Aalienação do Ccontrole da Companhia; ou (ii) em caso de alienação do controle de sociedade que detenha o Ppoder de Ccontrole da Companhia, sendo que, nesse caso, o aAcionista Ccontrolador Aalienante ficará obrigado a declarar à B3 o valor atribuído à Companhia nessa alienação, e anexarndo documentação que comprove esse valor.

Art. 98 Aquele que adquirir o pPoder de Ccontrole, em razão de contrato particular de compra de ações celebrado com o aAcionista Ccontrolador, envolvendo qualquer quantidade de ações, estará obrigado a: (i) efetivar a oferta pública referida no aArtigo 97 acima; e (ii) pagar, nos termos a seguir indicados, quantia equivalente à diferença entre o preço da oferta pública e o valor pago por ação eventualmente adquirida em bolsa nos 6 (seis) meses anteriores à data da aquisição do pPoder de Ccontrole, devidamente atualizado até a data do pagamento. Referida quantia deverá ser distribuída entre todas as pessoas que venderam ações da Companhia

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nos pregões em que o ~~A~~adquirente realizou as aquisições, proporcionalmente ao saldo líquido vendedor diário de cada uma, cabendo à B3 operacionalizar a distribuição, nos termos de seus regulamentos.

Art. 99 A Companhia não registrará qualquer transferência de ações para o ~~A~~adquirente ou para aquele(s) que vier(em) a deter o p~~P~~oder de ~~C~~controle, enquanto este(s) não subscrever(em) o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.

Art. 100 Nenhum acordo de acionistas que disponha sobre o exercício do p~~P~~oder de ~~C~~controle poderá ser registrado na sede da Companhia enquanto os seus signatários não tenham subscrito o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.

Art. 101 Na oferta pública de aquisição de ações, a ser feita pelo ~~A~~acionista ~~C~~controlador ou pela Companhia, para o cancelamento do registro de companhia aberta, o preço mínimo a ser ofertado deverá corresponder ao v~~V~~alor ~~E~~econômico apurado no laudo de avaliação elaborado nos termos dos ~~P~~parágrafos 1º e 2º deste ~~A~~artigo, respeitadas as normas legais e regulamentares aplicáveis.

§ 1º O laudo de avaliação referido no caput deste a~~A~~rtigo deverá ser elaborado por instituição ou empresa especializada, com experiência comprovada e independência quanto ao poder de decisão da Companhia, de seus a~~A~~dministradores e/ou do(s) ~~A~~acionista(s) ~~C~~controlador(es), além de satisfazer os requisitos do §~~-~~1° do ~~A~~artigo 8° da Lei Federal nº 6.404/1976, e conter a responsabilidade prevista no §~~-~~6º d~~esse~~o mesmo a~~A~~rtigo.

§ 2º A escolha da instituição ou empresa especializada responsável pela determinação do ~~V~~valor ~~E~~econômico da Companhia é de competência privativa da ~~a~~Assembleia ~~g~~Geral, a partir da apresentação, pelo conselho de administração, de lista tríplice, devendo a respectiva deliberação, não se computando os votos em branco, e cabendo a cada ação, independentemente de espécie ou classe, o direito a um voto, ser tomada pela maioria dos votos dos acionistas representantes das ~~A~~ações em ~~C~~circulação presentes naquela assembleia, que, se instalada em primeira convocação, deverá contar com a presença de acionistas que representem, no mínimo, 20% (vinte por cento) do total de ~~A~~ações em ~~C~~circulação, ou que, se instalada em segunda convocação, poderá contar com a presença de qualquer número de acionistas representantes das ~~A~~ações em ~~C~~circulação.

CAPÍTULO XII - SAÍDA DO NÍVEL 2 DE GOVERNANÇA CORPORATIVA DA B3

Art. 102 Caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa no prazo de 120 (cento e vinte) dias contados da data da A~~a~~ssembleia ~~g~~Geral que aprovou a referida operação, o ~~A~~acionista ~~C~~controlador deverá efetivar oferta pública de aquisição das ações pertencentes aos demais acionistas da Companhia, no mínimo, pelo respectivo ~~V~~valor ~~E~~econômico, a ser apurado em laudo de avaliação elaborado nos termos dos §~~§~~ 1º e 2º do ~~A~~artigo 101, respeitadas as normas legais e regulamentares aplicáveis.

Parágrafo único. O ~~A~~acionista ~~C~~controlador estará dispensado de proceder à oferta pública de aquisição de ações referida no *caput* deste ~~A~~artigo se a Companhia sair

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do Nível 2 de Governança Corporativa em razão da celebração do contrato de participação da Companhia no segmento especial da B3 denominado Novo Mercado (~~“~~Novo Mercado~~”~~) ou se a C~~c~~ompanhia, resultante de reorganização societária, obtiver autorização para negociação de valores mobiliários no Novo Mercado, no prazo de 120 (cento e vinte) dias, contados da data da A~~a~~ssembleia G~~g~~eral que aprovou a referida operação.

Art. 103 Na hipótese de não haver ~~A~~acionista ~~C~~controlador, caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa ou no Novo Mercado no prazo de 120 (cento e vinte) dias contados da data da A~~a~~ssembleia ~~g~~Geral que aprovou a referida operação, a saída estará condicionada à realização de oferta pública de aquisição de ações nas mesmas condições previstas no ~~A~~artigo a~~cima~~nterior.

§ 1º A referida ~~a~~Assembleia G~~g~~eral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações, o(s) qual(is), presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.

§ 2º Na ausência de definição dos responsáveis pela realização da oferta pública de aquisição de ações, no caso de operação de reorganização societária, na qual a companhia resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa, caberá aos acionistas que votaram favoravelmente à reorganização societária realizar a referida oferta.

Art. 104 A saída da Companhia do Nível 2 de Governança Corporativa da B3 em razão de descumprimento de obrigações constantes do Regulamento do Nível 2 está condicionada à efetivação de oferta pública de aquisição de ações, no mínimo, pelo ~~V~~valor ~~E~~econômico das ações, a ser apurado em laudo de avaliação de que trata o a~~A~~rtigo 101 deste Estatuto, respeitadas as normas legais e regulamentares aplicáveis.

§ 1º O a~~A~~cionista c~~C~~ontrolador deverá efetivar a oferta pública de aquisição de ações prevista no *caput* desse a~~A~~rtigo.

§ 2º Na hipótese de não haver a~~A~~cionista ~~C~~controlador e a saída do Nível 2 de Governança Corporativa da B3 referida no *caput* decorrer de deliberação da A~~a~~ssembleia G~~g~~eral, os acionistas que tenham votado a favor da deliberação que implicou o respectivo descumprimento deverão efetivar a oferta pública de aquisição de ações prevista no caput.

§ 3º Na hipótese de não haver a~~A~~cionista c~~C~~ontrolador e a saída do Nível 2 de Governança Corporativa da B3 referida no *caput* ocorrer em razão de ato ou fato da administração, os a~~A~~dministradores da Companhia deverão convocar A~~a~~ssembleia G~~g~~eral de ~~a~~Acionistas cuja ordem do dia será a deliberação sobre como sanar o descumprimento das obrigações constantes do Regulamento do Nível 2 ou, se for o caso, deliberar pela saída da Companhia do Nível 2 de Governança Corporativa.

§ 4º Caso a A~~a~~ssembleia ~~g~~Geral mencionada no §~~-~~3º ~~acima~~ delibere pela saída da Companhia do Nível 2 de Governança Corporativa da B3, a referida A~~a~~ssembleia ~~g~~Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações prevista no caput, o(s) qual(is), presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.

43

COPEL
Companhia Paranaense de Energia

PARANÁ
Governo do Estado

CAPÍTULO XIII – EMISSÃO DE UNITS

Art. 105 A Companhia poderá patrocinar a emissão de certificados de depósito de ações~~Units~~, representa~~das~~tivos ~~por~~de ~~[~~1 (uma) ação ordinária e 4 (quatro) ações preferenciais classe ~~"B"]~~ (~~"~~Units~~"~~).

§ 1º As *Units* poderão ser emitidas: (i) mediante solicitação dos acionistas que detenham ações em quantidade necessária à composição das *Units*, observados os prazos, regras e procedimentos fixados pelo Conselho de Administração; (ii) mediante deliberação do Conselho de Administração, em caso de aumento de capital dentro do limite de capital autorizado com a emissão de novas ações a serem representadas por *Units*; e (iii) nos casos previstos nos a~~A~~rtigos 108 e 109 deste Estatuto.

§ 2º Somente poderão ser objeto de depósito para a emissão de *Units* ações livres de ônus e gravames.

§ 3º A Companhia poderá contratar instituição financeira para emissão das *Units*.

Art. 106 Os titulares das *Units* terão os mesmos direitos e vantagens das ações por elas representadas, inclusive quanto ao pagamento de dividendos, juros sobre o capital próprio e quaisquer outras bonificações, pagamentos ou proventos a que possam fazer jus.

Parágrafo Único. Os titulares das *Units* têm o direito de participar das Assembleias Gerais e nelas exercer todas as prerrogativas conferidas às ações representadas pelas *Units*, mediante comprovação de sua titularidade e observadas as regras de representação de acionistas previstas neste Estatuto.

Art. 107 As *Units* são escriturais, observado que, a partir da emissão das *Units*, as ações depositadas ficarão registradas em conta de depósito aberta em nome do titular das ações perante a instituição financeira depositária.

§ 1º Salvo na hipótese de cancelamento das *Units*, a propriedade das ações representadas pelas *Units* somente poderá ser transferida por meio da transferência das *Units*.

§ 2º O titular das *Units* terá o direito de solicitar à instituição financeira depositária, a qualquer tempo, o cancelamento das *Units* e a consequente entrega das respectivas ações depositadas, observados os prazos, regras e procedimentos a serem fixados pelo Conselho de Administração.

§ 3º As *Units* sujeitas a ônus, gravames ou embaraços não poderão ser objeto de pedido de cancelamento.

§ 4º O Conselho de Administração poderá, a qualquer tempo, suspender por prazo determinado, não superior a 30 (trinta) dias, a possibilidade de cancelamento de *Units* referida no § 2º ~~acima~~, no caso de início de oferta pública de distribuição primária e/ou secundária de *Units*, no mercado local e/ou internacional.

Art. 108 Nas hipóteses de desdobramento, grupamento, bonificação ou emissão de novas ações mediante a capitalização de lucros ou reservas, as seguintes regras deverão ser observadas com relação às *Units*:

I no caso de aumento da quantidade de ações de emissão da Companhia, a instituição financeira depositária registrará o depósito das novas ações e creditará novas *Units* na conta dos respectivos titulares, de modo a refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no ~~A~~artigo 105 deste Estatuto, ~~e~~ sendo que as ações ~~que~~

MINUTA

44

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

não ~~forem~~ passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*; e

II no caso da redução da quantidade de ações de emissão da Companhia, a instituição financeira depositária debitará as contas de depósito de *Units* dos titulares das ações grupadas, efetuando o cancelamento automático de *Units* em número suficiente para refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no Artigo 105 deste Estatuto, e sendo que as ações que não forem passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*.

Art. 109 Na hipótese de exercício do direito de preferência para a subscrição de ações de emissão da Companhia, se houver, a instituição financeira depositária criará novas *Units* no livro de registro de *Units* escriturais, creditando-lhes aos respectivos titulares, de modo a refletir a nova quantidade de ações depositadas na conta de depósito vinculada às *Units*, sempre observando a proporção prevista no ~~A~~artigo 105 deste Estatuto, ~~e~~ sendo que as ações ~~que~~ não ~~forem~~ passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*.

Parágrafo Único. Nos casos em que houver o exercício do direito de preferência para a subscrição de outros valores mobiliários de emissão da Companhia, não ocorrerá o crédito automático de *Units*.

CAPÍTULO XIV - RESOLUÇÃO DE CONFLITOS

Art. ~~82~~110 A Companhia, seus acionistas, a~~A~~dministradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, perante a Câmara de Arbitragem do Mercado, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada com ou oriunda de, em especial, ~~da~~quanto aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas na Lei Federal nº 6.404/1976 e alterações posteriores, neste Estatuto, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento do Nível 2 de Governança Corporativa da B3, do Regulamento de Arbitragem, do Regulamento de Sanções e do Contrato de Participação no Nível 2 de Governança Corporativa~~obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada com ou oriunda, em especial, da aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas neste Estatuto e na legislação vigente, bem como nas normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do "Regulamento do Nível 1", do Contrato de Participação no Nível 1, do Regulamento de Sanções e do Regulamento de Arbitragem da Câmara de Arbitragem do Mercado instituída pela B3~~.

CAPÍTULO X~~II~~V - DISPOSIÇÕES GERAIS

Art. ~~83~~111 Na hipótese de retirada de acionistas ou de fechamento de capital, o montante a ser pago pela Companhia a título de reembolso pelas ações detidas pelos acionistas que tenham exercido direito de retirada, nos casos autorizados por lei, deverá corresponder ao valor econômico de tais ações, a ser apurado de acordo com o procedimento de avaliação aceito pela Lei Federal nº 6.404/1976, sempre que tal valor for inferior ao valor patrimonial.

45

COPEL
Companhia Paranaense de Energia

PARANÁ
Governo do Estado

Art. 84112 A Companhia deverá observar, além do acordo de acionistas, as orientações e procedimentos previstos em legislação federal, estadual e municipal, bem como em normas regulatórias e normativas expedidas por órgãos estaduais e federais.

Art. 85113 As regras referentes aos prazos de mandato dos membros dos Óórgãos Eestatutários previstos neste Estatuto deverão ser aplicadas conforme previsto na Lei Federal nº 13.303/2016 e demais disposições legais aplicáveis.

Art. 114 Os artigos 4º, §3º e §4º; 5º, §6º, VI; 5º, §7º, I, II, III, IV e V; 11; 28, XXXIII e XXXIV; 97; 98, 99, 100, 101, 102, 103, 104 e 110, relacionados com a migração ao Nível 2, terão a eficácia suspensa, e somente produzirão efeitos na data de verificação das seguintes condições: (i) liquidação financeira da oferta pública secundária de distribuição de ações ou de *Units* a ser realizada pelo acionista controlador; e (ii) admissão da Companhia no segmento especial de listagem denominado Nível 2 de Governança Corporativa da B3 S.A. – Brasil, Bolsa, Balcão.

Parágrafo único. Enquanto estiver suspensa a eficácia dos dispositivos relacionados ao Nível 2, conforme previsto no *caput*, a Companhia permanecerá no Nível 1 de Governança Corporativa da B3, continuando em vigor, de forma transitória, as seguintes regras:

I com a admissão da Companhia no segmento especial de listagem denominado Nível 1 de Governança Corporativa da B3 S.A. – Brasil, Bolsa, Balcão (B3), sujeitam-se a Companhia, seus acionistas, administradores e membros do Conselho Fiscal, quando instalado, às disposições do Regulamento de Listagem do Nível 1 de Governança Corporativa da B3 (Regulamento do Nível 1); e

MINUTA

46

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO I - ALTERAÇÕES ESTATUTÁRIAS

MINUTA

O texto originário do Estatuto da Copel (arquivado na Jucepar, sob o nº 17.340, em 16.06.1955, e publicado no DOE PR, de 25.06.1955) foi objeto de modificações cujas referências são citadas a seguir:

Ata da AG	JUCEPAR		Publicada no DOE PR
	Nº arq.	Data	
09.09.1969	*83.759*	*01.10.1969*	*08.10.1969*
21.08.1970	*88.256*	*04.09.1970*	*14.09.1970*
22.10.1970	*88.878*	*05.11.1970*	*16.11.1970*
28.04.1972	*95.513*	*24.05.1972*	*30.05.1972*
30.04.1973	*101.449*	*15.08.1973*	*28.08.1973*
06.05.1974	*104.755*	*21.05.1974*	*05.06.1974*
27.12.1974	*108.364*	*07.02.1975*	*21.02.1975*
30.04.1975	*110.111*	*03.06.1975*	*18.06.1975*
26.03.1976	*114.535*	*29.04.1976*	*10.05.1976*
15.02.1978	*123.530*	*28.02.1978*	*08.03.1978*
14.08.1979	*130.981*	*09.11.1979*	*20.11.1979*
26.02.1980	*132.253*	*25.03.1980*	*16.04.1980*
30.10.1981	*139.832*	*01.12.1981*	*18.12.1981*
02.05.1983	*146.251*	*31.05.1983*	*14.06.1983*
23.05.1984	*150.596*	*26.07.1984*	*28.08.1984*
17.12.1984	*160.881*	*17.01.1985*	*11.02.1985*
11.06.1985	*162.212*	*01.07.1985*	*18.07.1985*
12.01.1987	*166.674*	*13.02.1987*	*26.02.1987*
18.03.1987	*166.903*	*07.04.1987*	*08.05.1987*
19.06.1987	*167.914*	*02.07.1987*	*14.07.1987*
22.02.1994	*18444,7*	*28.02.1994*	*17.03.1994*
22.08.1994	*309,0*	*20.09.1994*	*06.10.1994*
15.02.1996	*960275860*	*27.02.1996*	*06.03.1996*
18.10.1996	*961839597*	*29.10.1996*	*06.11.1996*
10.07.1997	*971614148*	*18.07.1997*	*22.07.1997*
12.03.1998	*980428793*	*01.04.1998*	*07.04.1998*
30.04.1998	*981597050*	*06.05.1998*	*12.05.1998*
25.05.1998	*981780954*	*28.05.1998*	*02.06.1998*
26.01.1999	*990171175*	*05.02.1999*	*11.02.1999*
25.03.1999	*990646483*	*14.04.1999*	*23.04.1999*
27.03.2000	*000633666*	*30.03.2000*	*07.04.2000*
07.08.2001	*20011994770*	*14.08.2001*	*27.08.2001*
26.12.2002	*20030096413*	*29.01.2003*	*10.02.2003*
19.02.2004	*20040836223*	*08.03.2004*	*19.03.2004*
17.06.2005	*20052144879*	*23.06.2005*	*05.07.2005*
11.01.2006	*20060050632*	*20.01.2006*	*25.01.2006*

Cont....

47

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO I - ALTERAÇÕES ESTATUTÁRIAS

Continuação...

Ata da AG	JUCEPAR		Publicada no DOE PR
	Nº arq.	Data	
24.08.2006	*20063253062*	*30.08.2006*	*11.09.2006*
02.07.2007	*20072743441*	*04.07.2007*	*27.07.2007*
18.04.2008	*20081683790*	*25.04.2008*	*27.05.2008*
13.03.2009	*20091201500*	*13.03.2009*	*31.03.2009*
08.07.2010	*20106612077*	*20.07.2010*	*04.08.2010*
28.04.2011	*20111122929*	*10.05.2011*	*07.06.2011*
26.04.2012	*20123192609*	*09.05.2012*	*15.05.2012*
25.04.2013	*20132186560*	*07.05.2013*	*20.05.2013*
25.07.2013	*20134231198*	*30.07.2013*	*09.08.2013*
10.10.2013	*20135861330*	*15.10.2013*	*25.10.2013*
24.04.2014	*20142274046*	*29.04.2014*	*05.05.2014*
23.04.2015	*20152615962*	*04.05.2015*	*06.05.2015*
22.12.2016	*20167724827*	*04.01.2017*	*06.01.2017*
07.06.2017	*20173251129*	*12.06.2017*	*19.06.2017*
28.06.2018	*20183296796*	*11.07.2018*	*17.07.2018*
29.04.2019	*20192743090*	*07.05.2019*	*10.05.2019*
02.12.2019	*20197383041*	*17.12.2019*	*19.12.2019*

MINUTA

48

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 5º)

Capital Inicial, em 28.03.1955: Cr$ 800.000.000,00

Ata da AG	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR
		Nº arq.	Data	
	Cr$			
01.10.1960	1.400.000.000,00	26.350	13.10.1960	14.10.1960
16.04.1962	4.200.000.000,00	31.036	03.05.1962	26.05.1962
11.11.1963	8.000.000.000,00	37.291	28.11.1963	02.12.1963
13.10.1964	16.000.000.000,00	50.478	23.10.1964	31.10.1964
24.09.1965	20.829.538.000,00	65.280	15.10.1965	18.10.1965
29.10.1965	40.000.000.000,00	65.528	12.11.1965	18.11.1965
20.09.1966	70.000.000.000,00	70.003	11.10.1966	18.10.1966[1]
	NCr$			
31.10.1967	125.000.000,00	74.817	01.12.1967	07.12.1967
17.06.1968	138.660.523,00	77.455	27.06.1968	13.07.1968
27.11.1968	180.000.000,00	79.509	10.12.1968	20.12.1968
06.06.1969	210.000.000,00	82.397	11.07.1969	05.08.1969
13.10.1969	300.000.000,00	84.131	30.10.1969	03.11.1969
03.12.1969	300.005.632,00	84.552	16.12.1969	30.12.1969
06.04.1970	332.111.886,00	86.263	14.05.1970	09.06.1970
	Cr$			
24.11.1970	425.000.000,00	89.182	11.12.1970	18.12.1970
18.12.1970	500.178.028,00	89.606	04.02.1971	17.02.1971
31.07.1972	866.000.000,00	97.374	21.09.1972	04.10.1972
30.04.1973[2]	867.934.700,00	101.449	15.08.1973	28.08.1973
31.08.1973	877.000.000,00	102.508	09.11.1973	21.11.1973
30.10.1973[3]	1.023.000.000,00	103.387	25.01.1974	11.02.1974
30.05.1974	1.023.000.010,00	105.402	21.06.1974	27.06.1974
27.12.1974	1.300.000.000,00	108.364	07.02.1975	21.02.1975
30.04.1975	1.302.795.500,00	110.111	13.06.1975	18.06.1975
22.12.1975	1.600.000.000,00	113.204	15.01.1976	13.02.1976
26.03.1976	1.609.502.248,00	114.535	29.04.1976	10.05.1976
17.12.1976	2.100.000.000,00	118.441	14.01.1977	04.02.1977
29.08.1977	3.000.000.000,00	122.059	14.10.1977	25.10.1977
16.11.1977	3.330.000.000,00	122.721	13.12.1977	12.01.1978
28.04.1978	3.371.203.080,00	125.237	06.07.1978	20.07.1978

Cont....

MINUTA

[1] *Retificada no DOE PR de 05.06.1967.*
[2] *Ratificada na AGE de 07.08.1973, publicada no DOE PR de 23.08.1973.*
[3] *Ratificada na AGE de 21.12.1973, publicada no DOE PR de 01.02.1974.*

49

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 5º)

Continuação...

Ata da AG	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR
		Nº arq.	Data	
	Cr$			
14.12.1978	4.500.000.000,00	127.671	19.01.1979	06.03.1979
05.03.1979	5.656.487.659,00	128.568	04.05.1979	17.05.1979
30.04.1979	5.701.671.254,00	129.780	24.07.1979	14.08.1979
24.09.1979	8.000.000.000,00	130.933	05.11.1979	23.11.1979
	CR$			
27.03.1980	10.660.296.621,00	133.273	17.06.1980	27.06.1980
29.04.1980	10.729.574.412,00	133.451	27.06.1980	16.07.1980
16.10.1980	11.600.000.000,00	135.337	02.12.1980	20.01.1981
30.04.1981	20.000.000.000,00	137.187	19.05.1981	29.05.1981
30.10.1981	20.032.016.471,00	139.832	01.12.1981	18.12.1981
30.04.1982	37.073.740.000,00	141.852	01.06.1982	17.06.1982
29.10.1982	39.342.000.000,00	144.227	14.12.1982	29.12.1982
14.03.1983	75.516.075.768,00	145.422	12.04.1983	10.05.1983
02.05.1983	80.867.000.000,00	146.251	31.05.1983	14.06.1983
01.09.1983	83.198.000.000,00	148.265	25.10.1983	09.12.1983
10.04.1984	205.139.191.167,00	150.217	15.06.1984	17.07.1984
10.04.1984	215.182.000.000,00	150.217	15.06.1984	17.07.1984
05.10.1984	220.467.480.000,00	160.412	08.11.1984	27.11.1984
25.03.1985	672.870.475.837,00	161.756	21.05.1985	11.06.1985
25.03.1985	698.633.200.000,00	161.756	21.05.1985	11.06.1985
18.09.1985	719.093.107.000,00	163.280	14.11.1985	27.11.1985
	Cz$			
25.04.1986	2.421.432.629,00	164.815	11.06.1986	30.06.1986
23.10.1986	2.472.080.064,00	166.138	06.11.1986	14.11.1986
18.03.1987	4.038.049.401,49	166.903	07.04.1987	08.05.1987
18.03.1987	4.516.311.449,87	166.903	07.04.1987	08.05.1987
18.09.1987	4.682.539.091,91	168.598	06.10.1987	16.10.1987
14.04.1988	18.772.211.552,10	170.034	06.05.1988	25.05.1988[4]
14.04.1988	19.335.359.578,00	170.034	06.05.1988	25.05.1988
14.06.1988	19.646.159.544,00	170.727	11.07.1988	20.07.1988
25.04.1989	174.443.702.532,00	172.902	26.05.1989	06.07.1989
	NCz$			
25.04.1989	182.848.503,53	172.902	26.05.1989	06.07.1989
26.06.1989	184.240.565,60	17.337,4	12.07.1989	21.07.1989

Cont....

MINUTA

[4] *Retificação no DOE nº 2780, de 27.05.88.*

50

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 5º)

Continuação...

Ata da AG	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR
		Nº arq.	Data	
	Cr$			
30.03.1990	2.902.464.247,10	175.349	02.05.1990	09.05.1990
30.03.1990	3.113.825.643,60	175.349	02.05.1990	09.05.1990
25.05.1990	3.126.790.072,52	176.016	10.07.1990	09.08.1990
25.03.1991	28.224.866.486,42	17.780,9	26.04.1991	23.05.1991
25.03.1991	30.490.956.176,38	17.780,9	26.04.1991	23.05.1991
23.05.1991	30.710.162.747,26	17.833,7	18.06.1991	27.06.1991
28.04.1992	337.561.908.212,47	18.061,7	08.06.1992	06.07.1992
28.04.1992	367.257.139.084,96	18.061,7	08.06.1992	06.07.1992
25.06.1992	369.418.108.461,33	18.089,9	09.07.1992	17.07.1992
01.04.1993	4.523.333.257.454,10	18.255,3	29.04.1993	20.05.1993
01.04.1993	4.814.158.615.553,95	18.255,3	29.04.1993	20.05.1993
15.06.1993	4.928.475.489.940,95[5]	18.313,9	13.07.1993	24.08.1993
	CR$			
26.04.1994	122.158.200.809,22[6]	1847810	10.05.1994	08.06.1994
	R$			
25.04.1995	446.545.229,15	950696471	18.05.1995	19.06.1995
23.04.1996	546.847.990,88	960710000	07.05.1996	15.05.1996
29.07.1997	1.087.959.086,89	971614130	30.07.1997	01.08.1997
07.08.1997	1.169.125.740,57[7]	971761671	12.08.1997	15.08.1997
12.03.1998	1.225.351.436,59	980428793	01.04.1998	07.04.1998
25.03.1999	1.620.246.833,38	990646483	14.04.1999	23.04.1999
26.12.2002	2.900.000.000,00	20030096413	29.01.2003	10.02.2003
29.04.2004	3.480.000.000,00	20041866290	07.06.2004	18.06.2004
27.04.2006	3.875.000.000,00	20061227897	09.05.2006	24.05.2006
27.04.2007	4.460.000.000.00	20071761462	05.05.2007	29.05.2007
27.04.2010	6.910.000.000,00	20105343960	06.05.2010	13.05.2010
22.12.2016	7.910.000.000,00	20167724827	04.01.2017	06.01.2017
29.04.2019	10.800.000.000,00	20192743090	07.05.2019	10.05.2019

MINUTA

[5] *Em função da Medida Provisória nº 336, de 28.07.93, que altera a moeda nacional, o capital da Empresa passou, a partir de 01.08.93, a ser registrado em "cruzeiros reais" (CR$ 4.928.475.475,41, nesta última data).*
[6] *Em função da Medida Provisória nº 542, de 30.06.94, que altera a moeda nacional, o capital da Empresa passou, a partir de 01.07.94, a ser registrado em "reais" (R$ 44.421.146,54, nesta última data).*
[7] *Aumento do capital social autorizado pelo Conselho de Administração.*

51

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

MINUTA

52

COPEL
Companhia Paranaense de Energia
PARANÁ GOVERNO DO ESTADO

Manual para participação em Assembleia Geral de Acionistas
2/4

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
CAPÍTULO I - DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL	**CAPÍTULO I - DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL**	Mantém inalterado.
Art. 1º A Companhia Paranaense de Energia, abreviadamente "Copel", é uma sociedade de economia mista de capital aberto, dotada de personalidade jurídica de direito privado, parte integrante da administração indireta do Estado do Paraná, instituída pelo Decreto Estadual nº 14.947/1954, sob autorização da Lei Estadual nº 1.384/1953, regendo-se por este Estatuto, pelas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.	**Art. 1º** A Companhia Paranaense de Energia, abreviadamente "Copel", é uma sociedade de economia mista de capital aberto, dotada de personalidade jurídica de direito privado, parte integrante da administração indireta do Estado do Paraná, instituída pelo Decreto Estadual nº 14.947/1954, sob autorização da Lei Estadual nº 1.384/1953, e é regida por este Estatuto, pelas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.	Ajuste de texto, visando esclarecer que a Companhia é regida por este Estatuto Social.
Art. 2º O prazo de duração da Companhia é indeterminado.	**Art. 2º** O prazo de duração da Companhia é indeterminado.	Mantém inalterado.
Art. 3º A Companhia tem sede e foro no município de Curitiba, Estado do Paraná, Brasil, à Rua Coronel Dulcídio nº 800, bairro Batel, CEP 80.420-170.	**Art. 3º** A Companhia tem sede e foro no Município de Curitiba, Estado do Paraná, Brasil, podendo estabelecer, no País e no exterior, filiais, agências, sucursais e escritórios.	Ajuste de texto esclarecendo a localidade da sede da Companhia.
Art. 4º Constitui o objeto social da Companhia:	**Art. 4º** Constitui o objeto social da Companhia:	Mantém inalterado.
I pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia, provendo soluções para o desenvolvimento com sustentabilidade;	**I** pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia, provendo soluções para o desenvolvimento com sustentabilidade;	Mantém inalterado.
II pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia,	**II** pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas	Mantém inalterado.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;	formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;	
III estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando o aproveitamento múltiplo das águas;	**III** estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando o aproveitamento múltiplo das águas;	Mantém inalterado.
IV prestar serviços em negócios de energia, de infraestrutura energética, informações e assistência técnica, quanto ao uso racional da energia, à iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado, desde que previamente autorizada pelo Conselho de Administração; e	**IV** prestar serviços em negócios de energia, de infraestrutura energética, informações e assistência técnica, quanto ao uso racional da energia, à iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado, desde que previamente autorizada pelo Conselho de Administração; e	Mantém inalterado.
V desenvolver atividades na área de geração de energia, transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel e para o Estado do Paraná, ficando autorizada para estes fins, desde que previamente autorizada pelo Conselho de Administração, e para os previstos nos incisos "II" e "III", a participar, de preferência, majoritária ou presente no grupo de controle, de consórcios ou companhias com empresas privadas e fundos de pensão e outros entes privados, em licitações de novas concessões e/ou em sociedades de propósito específico já constituídas para a exploração de concessões já existentes, que tenham sido consideradas, além das características gerais dos projetos, os respectivos impactos sociais e ambientais.	**V** desenvolver atividades na área de geração de energia, transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel e para o Estado do Paraná, ficando autorizada para estes fins, desde que previamente autorizada pelo Conselho de Administração, e para os previstos nos incisos II e III, a participar, de preferência, majoritária ou presente no grupo de controle, de consórcios ou companhias com empresas privadas e fundos de pensão e outros entes privados, em licitações de novas concessões e/ou em sociedades de propósito específico já constituídas para a exploração de concessões já existentes, que tenham sido consideradas, além das características gerais dos projetos, os respectivos impactos sociais e ambientais.	Mantém inalterado.

MINUTA

Estatuto Social Copel Holding – Quadro comparativo de alterações - 4/2/2021 – pág. 2/92

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
§ 1º A Companhia poderá, para a consecução do seu objeto social, constituir subsidiárias, assumir o controle acionário de empresa e participar do capital social de outras empresas, relacionadas ao seu objeto social, conforme legislação estadual, desde que previamente autorizada pelo Conselho de Administração.	**§ 1º** A Companhia poderá, para a consecução do seu objeto social, constituir subsidiárias, assumir o controle acionário de empresa e participar do capital social de outras empresas, relacionadas ao seu objeto social, conforme legislação estadual, desde que previamente autorizada pelo Conselho de Administração.	Mantém inalterado.
§ 2º Para a consecução do objeto social e observada a sua área de atuação, a Companhia poderá abrir, instalar, manter, transferir ou extinguir filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos ou, ainda, designar representantes, respeitadas as disposições legais e regulamentares.	§ 2º Para a consecução do objeto social e observada a sua área de atuação, a Companhia poderá abrir, instalar, manter, transferir ou extinguir filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos ou, ainda, designar representantes, respeitadas as disposições legais e regulamentares.	Mantém inalterado.
§ 3º Com a admissão da Companhia no segmento especial de listagem da B3 (Brasil, Bolsa, Balcão), denominado Nível 1 de Governança Corporativa, sujeitam-se a Companhia, seus acionistas, Administradores (membros do Conselho de Administração e da Diretoria) e membros do Conselho Fiscal, às disposições do Regulamento de Listagem do Nível 1 ("Regulamento do Nível 1").	**§ 3º** Com a admissão da Companhia no segmento especial de listagem ~~da B3 (Brasil, Bolsa, Balcão),~~ denominado Nível ~~1~~2 de Governança Corporativa da B3 S.A. – Brasil, Bolsa, Balcão, sujeitam-se a Companhia, seus acionistas, administradores (membros do Conselho de Administração e da Diretoria) e membros do Conselho Fiscal às disposições do Regulamento de Listagem do Nível ~~1~~2 de Governança Corporativa da B3 (Regulamento do Nível ~~1~~2).	Ajuste de texto, visando ajustar o Estatuto ao Regulamento de Listagem do Nível 2 de Governança da B3.
NOVO	§ 4º As disposições do Regulamento do Nível 2 de Governança Corporativa da B3 prevalecerão sobre as disposições estatutárias, nas hipóteses de prejuízo aos direitos dos destinatários das ofertas públicas previstas neste Estatuto.	Novo, visando ajustar o Estatuto ao Regulamento de Listagem do Nível 2 de Governança da B3.
CAPÍTULO II - CAPITAL SOCIAL E AÇÕES	**CAPÍTULO II - CAPITAL SOCIAL E AÇÕES**	Mantém inalterado.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

MINUTA

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
Art. 5º O capital social integralizado é de R$10.800.000.000,00 (dez bilhões e oitocentos milhões de reais), representado por 273.655.375 (duzentos e setenta três milhões, seiscentos e cinquenta e cinco mil, trezentas e setenta e cinco) ações, sem valor nominal, sendo 145.031.080 (cento e quarenta e cinco milhões, trinta e um mil e oitenta) ações ordinárias e 128.624.295 (cento e vinte e oito milhões, seiscentos e vinte e quatro mil, duzentas e noventa e cinco) ações preferenciais e, destas, 327.187 (trezentos e vinte e sete mil e cento e oitenta e sete) são ações classe "A" e 128.297.108 (cento e vinte e oito milhões, duzentos e noventa e sete mil e cento e oito) são ações classe "B".	**Art. 5º** O capital social integralizado é de R$10.800.000.000,00 (dez bilhões e oitocentos milhões de reais), representado por ~~273.655.375 (duzentos e setenta três milhões, seiscentas e cinquenta e cinco mil, trezentas e setenta e cinco)~~ 2.736.553.750 (dois bilhões, setecentas e trinta e seis milhões, quinhentas e cinquenta e três mil, setecentas e cinquenta) ações, sem valor nominal, sendo ~~145.031.080 (cento e quarenta e cinco milhões, trinta e um mil e oitenta)~~ 1.450.310.800 (um bilhão, quatrocentas e cinquenta milhões, trezentas e dez mil e oitocentas) ações ordinárias e ~~128.624.295 (cento e vinte e oito milhões, seiscentas e vinte e quatro mil, duzentas e noventa e cinco)~~ 1.286.242.950 (um bilhão, duzentas e oitenta e seis milhões, duzentas e quarenta e duas mil, novecentas e cinquenta) ações preferenciais e, destas, ~~327.187 (trezentos e vinte e sete mil e centoa e oitenta e sete)~~ 3.267.520 (três milhões, duzentas e sessenta e sete mil e quinhentas e vinte) são ações classe A e ~~128.297.108 (cento e vinte e oito milhões, duzentosa e noventa e sete mil e cento e oito)~~ 1.282.975.430 (um bilhão, duzentas e oitenta e duas milhões, novecentas e setenta e cinco mil e quatrocentas e trinta) são ações classe B.	Ajuste de texto, refletindo composição atualizada do Capital Social da Companhia, já considerando a proposta de desdobramento.
§ 1º O capital social poderá ser aumentado, mediante deliberação do Conselho de Administração, ouvido o Conselho Fiscal, nos termos da legislação vigente e independentemente de reforma estatutária, até o limite de 500.000.000 (quinhentos milhões) de ações.	**§ 1º** O capital social poderá ser aumentado, mediante deliberação do Conselho de Administração, ouvido o Conselho Fiscal, nos termos da legislação vigente e independentemente de reforma estatutária, até o limite de 4.000.000.000 (quatro bilhões) de ações, exclusivamente para capitalização de lucros e reservas ou, caso venha a ser deliberado pela assembleia geral a emissão de bônus de subscrição, de debêntures conversíveis ou a outorga de opção de compra de ações a administradores e colaboradores, o exercício dos respectivos direitos de conversão ou subscrição.	Ajuste de texto, visando ajustar o capital autorizado, considerando Programa de UNITs.

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ESTATUTO SOCIAL COPEL (HOLDING)

QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
§ 2º As ações serão nominativas.	**§ 2º** ~~As ações serão nominativas.~~ As ações são nominativas, escriturais, mantidas em contas de depósito, em instituição financeira autorizada.	Ajuste de texto, visando refletir o sistema de escrituração das ações da Companhia.
§ 3º Fica a Companhia autorizada a, mediante deliberação do Conselho de Administração, implantar o sistema de ações escriturais, a serem mantidas em contas de depósito, em instituição financeira autorizada.	**§ 3º** ~~Fica a Companhia autorizada a, mediante deliberação do Conselho de Administração, implantar o sistema de ações escriturais, a serem mantidas em contas de depósito, em instituição financeira autorizada.~~ Fica a Companhia autorizada a escolher a instituição financeira, mediante deliberação do Conselho de Administração, para manter as ações escriturais em contas de depósito.	Ajuste de texto, visando refletir o sistema de escrituração das ações da Companhia, e atribuição do Conselho de Administração para escolher a instituição financeira prestadora do serviço de escrituração.
§ 4º A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários.	**§ 4º** A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários.	Mantém inalterado.
§ 5º Os aumentos de capital poderão ser efetuados com a emissão de ações preferenciais classe "B", sem guardar proporção com as classes existentes ou com as ações ordinárias, respeitando o limite estabelecido nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	**§ 5º** Os aumentos de capital poderão ser efetuados com a emissão de ações preferenciais classe B, sem guardar proporção com as classes existentes ou com as ações ordinárias, respeitando o limite estabelecido nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	Ajuste de texto, esclarecendo regra para aumento de capital.
§ 6º As ações preferenciais **não** terão direito a voto e serão de classes "A" e "B":	**§ 6º** As ações preferenciais~~não terão~~, com direito a voto restrito, nos termos do § 7º deste artigo, serão de classes A e B, e conferirão a seus titulares as seguintes preferências e vantagens:	Ajuste de texto conforme requisito do segmento de Listagem do Nível 2 de Governança Corporativa da B3.
I As ações preferenciais classe "A" terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a ser entre elas rateados igualmente, calculados com base no capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo;	**I** As ações preferenciais classe A terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a ser entre elas rateados igualmente, calculados com base no capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo, e que será imputado ao dividendo obrigatório previsto no artigo 88;	Ajuste de texto, tendo em vista prática da Companhia.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
II As ações preferenciais classe "B" terão prioridade na distribuição de dividendos mínimos, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a, no mínimo, 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos da Lei Federal nº 6.404/1976 e alterações posteriores, calculado proporcionalmente ao capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo;	**II** As ações preferenciais classe B terão prioridade na distribuição de ~~mínimos~~dividendos obrigatórios, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a, no mínimo, 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos da Lei Federal nº 6.404/1976 e alterações posteriores, calculado proporcionalmente ao capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo;	Ajuste de texto, em razão de ações preferenciais classe "B" terem dividendos prioritários, não mínimos.
III Os dividendos assegurados pelo inciso anterior às ações preferenciais classe "B" serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe "A";	**III** Os dividendos assegurados pelo inciso anterior às ações preferenciais classe B serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe A;	Mantém inalterado.
IV O dividendo a ser pago por ação preferencial, independente de classe, será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, em conformidade com o disposto na Lei Federal nº 6.404/1976 e alterações posteriores; e	**IV** O dividendo a ser pago por ação preferencial, independente de classe, será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, em conformidade com o disposto na Lei Federal nº 6.404/1976 e alterações posteriores; e	Ajuste de texto, devido à inserção de Incisos posteriores.
V As ações preferenciais adquirirão o direito de voto se, pelo prazo de 03 (três) exercícios consecutivos, não lhes forem pagos os dividendos mínimos.	**V** As ações preferenciais adquirirão o direito de voto pleno se, pelo prazo de 03 (três) exercícios consecutivos, não lhes forem pagos os dividendos prioritários ou mínimos a que fazem jus; e	Ajuste de texto, em razão do direito de voto restrito às ações preferenciais previsto no Regulamento do Nível 2 de Governança Corporativa da B3.
NOVO	**VI** As ações preferenciais asseguram aos seus titulares o direito de serem incluídas em oferta pública de aquisição de ações em decorrência de Alienação de Controle da Companhia ao mesmo preço e nas mesmas condições ofertadas ao Acionista Controlador Alienante.	Novo, visando ajustar o Estatuto ao Regulamento de listagem do Nível 2 de Governança da B3.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	Estatuto proposto	Justificativa
NOVO	**§ 7º** Cada ação preferencial confere ao seu titular o direito a voto restrito, exclusivamente, nas seguintes matérias:	Novo, visando ajustar o Estatuto ao Regulamento de listagem do Nível 2 de Governança da B3.
NOVO	**I** transformação, incorporação, fusão ou cisão da Companhia;	Novo, visando ajustar o Estatuto ao Regulamento de listagem do Nível 2 de Governança da B3.
NOVO	**II** aprovação de contratos entre a Companhia e o Acionista Controlador, diretamente ou por meio de terceiros, assim como de outras sociedades nas quais o Acionista Controlador tenha interesse, sempre que, por força de disposição legal ou estatutária, sejam deliberados em Assembleia Geral;	Novo, visando ajustar o Estatuto ao Regulamento de listagem do Nível 2 de Governança da B3.
NOVO	III avaliação de bens destinados à integralização de aumento de capital da Companhia;	Novo, visando ajustar o Estatuto ao Regulamento de listagem do Nível 2 de Governança da B3.
NOVO	**IV** escolha de instituição ou empresa especializada para determinação do Valor Econômico da Companhia, conforme artigo 101 deste Estatuto Social;	Novo, visando ajustar o Estatuto ao Regulamento de listagem do Nível 2 de Governança da B3.
NOVO	**V** alteração ou revogação de dispositivos estatutários que alterem ou modifiquem quaisquer das exigências previstas no item 4.1 do Regulamento do Nível 2 de Governança Corporativa da B3, ressalvado que esse direito a voto prevalecerá enquanto estiver em vigor Contrato de Participação no Nível 2 de Governança Corporativa; e	Novo, visando ajustar o Estatuto ao Regulamento de listagem do Nível 2 de Governança da B3.
NOVO	**VI** exclusão ou alteração que vise suprimir o direito previsto no inciso XXIX do artigo 28, bem como neste inciso, ressalvado que tal alteração dependerá da aprovação da maioria das ações preferenciais em assembleia especial convocada para esse fim.	Novo, visando aprimoramento da Governança.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)

QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
§ 7º A Companhia poderá emitir títulos múltiplos de ações e cautelas que provisoriamente os representem. É facultado ao acionista a substituição de títulos simples de suas ações por títulos múltiplos, bem como converter, a todo tempo, estes naqueles, correndo por conta do interessado as despesas de conversão.	**§ ~~7º~~ 8º** A Companhia poderá emitir títulos múltiplos de ações e cautelas que provisoriamente os representem. É facultado ao acionista a substituição de títulos simples de suas ações por títulos múltiplos, bem como converter, a todo tempo, estes naqueles, correndo por conta do interessado as despesas de conversão.	Renumeração de parágrafo, tendo em vista a inclusão de parágrafos precedentes.
NOVO	**§ 9º** As ações de emissão da Companhia poderão ser convertidas em outra espécie e classe, observadas as seguintes regras:	Novo em decorrência do Programa de UNITs.
NOVO	**I** as ações preferenciais classe A poderão ser convertidas em ações preferenciais classe B, a qualquer tempo;	Novo em decorrência do Programa de UNITs.
NOVO	**II** as ações ordinárias poderão ser convertidas em ações preferenciais classe B, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração, com o único objetivo de formação de *Units*, conforme definido no Art. 105;	Novo em decorrência do Programa de UNITs.
NOVO	**III** as ações preferenciais classe B poderão ser convertidas em ações ordinárias, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração, com o único objetivo de formação de *Units*, conforme definido no Art. 105; e	Novo em decorrência do Programa de UNITs.
I As ações preferenciais classe "A" poderão ser convertidas em ações preferenciais classe "B", vedada a conversão destas ações naquelas e a conversão de quaisquer ações preferenciais em ações ordinárias e vice-versa.	~~**I**~~~~As~~**IV** as ações ordinárias e as ações preferenciais classe ~~A"~~B, em nenhuma hipótese, poderão ser convertidas em ações preferenciais classe ~~B", vedada a conversão destas ações naquelas e a conversão de quaisquer ações preferenciais em ações ordinárias e vice-versa.~~ A.	Renumerado, com ajuste de texto para refletir as regras de conversão no contexto do Programa de UNITs.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)

QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
§ 8º As emissões de ações, bônus de subscrição, debêntures ou outros títulos mobiliários, até o limite do capital autorizado, poderão ser aprovadas com exclusão do direito de preferência ou redução de prazo para seu exercício, não inferior a 30 (trinta) dias, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	§ ~~8º~~ 10 As emissões de ações, bônus de subscrição, debêntures ou outros títulos mobiliários, até o limite do capital autorizado, poderão ser aprovadas com exclusão do direito de preferência ou redução de prazo para seu exercício, não inferior a 30 (trinta) dias, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	Renumeração de parágrafo, tendo em vista a inclusão de parágrafos precedentes.
§ 9º As debêntures poderão ser simples ou conversíveis em ações, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	§ ~~9º~~11 As debêntures poderão ser simples ou conversíveis em ações, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	Renumeração de parágrafo, tendo em vista a inclusão de parágrafos precedentes.
CAPÍTULO III - ASSEMBLEIA GERAL (AG)	**CAPÍTULO III - ASSEMBLEIA GERAL (AG)**	Mantém inalterado.
Art. 6º A Assembleia Geral é o órgão máximo da Companhia, com poderes para deliberar sobre todos os negócios relativos ao seu objeto social e será regida pela legislação vigente.	**Art. 6º** A Assembleia Geral é o órgão máximo da Companhia, com poderes para deliberar sobre todos os negócios relativos ao seu objeto social e será regida pela legislação vigente.	Mantém inalterado.
Art. 7º A Assembleia Geral será convocada pelo Conselho de Administração ou, nas hipóteses admitidas em lei, pela Diretoria, pelo Conselho Fiscal ou pelos acionistas.	**Art. 7º** A Assembleia Geral será convocada pelo Conselho de Administração ou, nas hipóteses admitidas em lei, pela Diretoria, pelo Conselho Fiscal ou pelos acionistas.	Mantém inalterado.
Art. 8º A convocação será feita com antecedência mínima de 30 (trinta) dias da data da realização da Assembleia Geral e, à falta de quórum de instalação, far-se-á segunda convocação, com antecedência mínima de 08 (oito) dias, na forma da Lei Federal nº 6.404/1976, sendo disponibilizados os documentos relativos à respectiva pauta na mesma data da convocação, de modo acessível, inclusive de forma eletrônica.	**Art. 8º** A convocação será feita com antecedência mínima de 30 (trinta) dias da data da realização da Assembleia Geral e, à falta de quórum de instalação, far-se-á segunda convocação, com antecedência mínima de 08 (oito) dias, ~~na forma da Lei Federal nº 6.404/1976~~nos termos da legislação vigente, sendo disponibilizados os documentos relativos à respectiva pauta na mesma data da convocação, de modo acessível, inclusive de forma eletrônica.	Ajuste de texto, visando esclarecer que a convocação da Assembleia Geral ocorre nos termos da legislação vigente.

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
Parágrafo Único. Nas Assembleias Gerais tratar-se-á exclusivamente do objeto previsto nos editais de convocação, não se admitindo a inclusão de assuntos gerais na pauta da Assembleia.	**Parágrafo Único.** Nas Assembleias Gerais tratar-se-á exclusivamente do objeto previsto nos editais de convocação, não se admitindo a inclusão de assuntos gerais na pauta da Assembleia.	Ajuste de texto, visando melhorar a redação.
Art. 9º A Assembleia Geral será instalada e presidida pelo Presidente do Conselho de Administração ou pelo substituto que esse vier a designar e, residualmente, por 01 (um) acionista escolhido, na ocasião, pelos acionistas presentes.	**Art. 9º** A Assembleia Geral será instalada e presidida pelo Presidente do Conselho de Administração ou pelo substituto que esse vier a designar e, residualmente, por 01 (um) acionista escolhido, na ocasião, pelos acionistas presentes.	Mantém inalterado.
§ 1º O quórum de instalação de Assembleias Gerais, bem como o das deliberações, será aquele determinado na legislação vigente.	**§ 1º** O quórum de instalação de Assembleias Gerais, bem como o das deliberações, será aquele determinado na legislação vigente.	Mantém inalterado.
§ 2º O Presidente da Assembleia escolherá, dentre os presentes, 01 (um) secretário.	**§ 2º** O Presidente da Assembleia escolherá, dentre os presentes, 01 (um) secretário.	Mantém inalterado.
Art. 10 A Assembleia Geral reunir-se-á ordinariamente dentro dos 04 (quatro) primeiros meses após o encerramento do exercício social, para deliberar sobre as matérias previstas em lei, e extraordinariamente, quando necessário.	**Art. 10** A Assembleia Geral reunir-se-á ordinariamente dentro dos 04 (quatro) primeiros meses após o encerramento do exercício social, para deliberar sobre as matérias previstas em lei, e extraordinariamente, quando necessário.	Mantém inalterado.
NOVO	**Parágrafo Único.** A Assembléia Geral Ordinária e Assembleia Geral Extraordinária poderão ser, cumulativamente, convocadas e realizadas no mesmo local, data e hora, instrumentadas em ata única.	Novo com vistas a refletir prática usual de mercado e da Companhia.
Art. 11 Nas Assembleias Gerais, cada ação ordinária dará direito a 01 (um) voto.	**Art. 11** Nas Assembleias Gerais, cada ação ordinária dará direito a 01 (um) voto. Exclusivamente nas matérias em que as ações preferenciais tenham direito de voto restrito, nos	Ajuste de texto conforme requisito do segmento de Listagem do Nível 2 de Governança Corporativa da B3.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)

QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
	termos deste Estatuto, cada ação preferencial dará direito a 01 (um) voto.	
Art. 12 O acionista poderá participar e ser representado por procurador nas Assembleias Gerais, exibindo, no ato ou previamente, documentos e procuração com poderes específicos, na forma da lei.	**Art. 12** O acionista poderá participar e ser representado por procurador nas Assembleias Gerais, exibindo, no ato ou previamente, documentos e procuração com poderes específicos, na forma da lei.	Mantém inalterado.
Art. 13 A ata da Assembleia Geral será lavrada conforme a legislação vigente.	**Art. 13** A ata da Assembleia Geral será lavrada conforme a legislação vigente.	Mantém inalterado.
Art. 14 A Assembleia Geral, além de outros casos previstos em lei, reunir-se-á para deliberar sobre:	**Art. 14** A Assembleia Geral, além de outros casos previstos em lei, reunir-se-á para deliberar sobre:	Mantém inalterado.
I aumento do capital social, além do limite autorizado no Estatuto Social;	I aumento do capital social, além do limite autorizado no Estatuto Social;	Mantém inalterado.
II avaliação de bens com que o acionista concorre para a formação do capital social;	II avaliação de bens com que o acionista concorre para a formação do capital social;	Mantém inalterado.
III transformação, fusão, incorporação, cisão, dissolução e liquidação da empresa;	III transformação, fusão, incorporação, cisão, dissolução e liquidação da empresa;	Mantém inalterado.
IV alteração do estatuto social;	IV alteração do Estatuto Social;	Ajuste de texto, visando melhorara a redação.
V eleição e destituição, a qualquer tempo, dos membros do Conselho de Administração;	~~V eleição e destituição, a qualquer tempo, dos membros do Conselho de Administração;~~	Excluído. Junção com inciso VI.
VI eleição e destituição, a qualquer tempo, dos membros do Conselho Fiscal e respectivos suplentes e demais comitês estatutários;	~~VI~~V eleição e destituição, a qualquer tempo, dos membros do Conselho de Administração, do Conselho Fiscal e respectivos suplentes e do Comitê de Indicação e ~~demais comitês estatutários;~~ Avaliação;	Ajuste de texto. Junção com o inciso V e inclusão de comitê cujos membros serão eleitos pela Assembleia Geral.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)

QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
VII fixação da remuneração dos Administradores, dos conselheiros fiscais e dos membros dos comitês estatutários;	~~VII~~VI fixação da remuneração dos administradores, dos conselheiros fiscais e dos ~~comitês estatutários~~Comitês Estatutários;	Renumerado com ajuste de texto, visando refletir competência da Assembleia Geral.
VIII aprovação das demonstrações financeiras, da destinação do resultado do exercício e da distribuição de dividendos, em conformidade com a política de distribuição de dividendos e proventos;	~~VIII~~VII aprovação das demonstrações financeiras, da destinação do resultado do exercício e da distribuição de dividendos, em conformidade com a política de ~~distribuição de~~ dividendos ~~e proventos~~;	Renumerado com ajuste de texto, visando adequar o nome da Política de Dividendos.
IX autorização para a Companhia mover ação de responsabilidade civil contra os Administradores pelos prejuízos causados ao seu patrimônio;	~~IX~~VIII autorização para a Companhia mover ação de responsabilidade civil contra os Administradores pelos prejuízos causados ao seu patrimônio;	Renumeração de Inciso, tendo em vista a exclusão de Incisos precedentes.
X alienação de bens imóveis diretamente vinculados à prestação de serviços e à constituição de ônus reais sobre eles;	~~X~~IX alienação de bens imóveis diretamente vinculados à prestação de serviços e à constituição de ônus reais sobre eles;	Renumeração de Inciso, tendo em vista a exclusão de Incisos precedentes.
XI permuta de ações ou outros valores mobiliários;	~~XI~~X permuta de ações ou outros valores mobiliários;	Renumeração de Inciso, tendo em vista a exclusão de Incisos precedentes.
XII emissão de debêntures conversíveis em ações, inclusive de controladas;	~~XII~~XI emissão de debêntures conversíveis em ações, inclusive de controladas;	Renumeração de Inciso, tendo em vista a exclusão de Incisos precedentes.
XIII emissão de quaisquer outros títulos e valores mobiliários conversíveis em ações, no País ou no exterior; e	~~XIII~~XII emissão de quaisquer outros títulos e valores mobiliários conversíveis em ações, no País ou no exterior; e	Renumeração de Inciso, tendo em vista a exclusão de Incisos precedentes.
XIV eleição e destituição, a qualquer tempo, de liquidantes, julgando-lhes as contas.	~~XIV~~XIII eleição e destituição, a qualquer tempo, de liquidantes, julgando-lhes as contas.	Renumeração de Inciso, tendo em vista a exclusão de Incisos precedentes.
CAPÍTULO IV - ADMINISTRAÇÃO DA COMPANHIA	**CAPÍTULO IV - ADMINISTRAÇÃO DA COMPANHIA**	Mantém inalterado.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)

QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
Art. 15 A Companhia será administrada pelo Conselho de Administração e pela Diretoria.	**Art. 15** A Companhia será administrada pelo Conselho de Administração e pela Diretoria.	Mantém inalterado.
Art. 16 A representação da Companhia é privativa dos diretores, na forma prevista neste Estatuto.	~~**Art. 16** A representação da Companhia é privativa dos diretores, na forma prevista neste Estatuto.~~	Excluído. Deslocado para Diretoria.
SEÇÃO I - CONSELHO DE ADMINISTRAÇÃO (CAD)	**SEÇÃO I - CONSELHO DE ADMINISTRAÇÃO (CAD)**	Mantém inalterado.
Art. 17 O Conselho de Administração é órgão de deliberação estratégica e colegiada responsável pela orientação superior da Companhia.	**Art.** ~~**17**~~ **16** O Conselho de Administração é órgão de deliberação estratégica e colegiada responsável pela orientação superior da Companhia.	Renumeração de artigo, tendo em vista a exclusão de artigos precedentes.
Composição, investidura e mandato	**Composição, investidura e mandato**	Mantém inalterado.
Art. 18 O Conselho de Administração será composto por 09 (nove) membros titulares, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas.	**Art.** ~~**18**~~ **17** O Conselho de Administração será composto por 09 (nove) membros titulares~~,~~ eleitos e destituídos pela Assembleia Geral, todos com prazode mandato unificadode 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, nos termos da Lei Federal nº 6.404/1976 e demais normativos aplicáveis, inclusive considerando a possibilidade eleição em separado por acionistas minoritários e por detentores ações preferenciais, bem como de adoção do voto múltiplo.	Renumerado com ajuste de texto para esclarecer que o limite de reconduções inclui conselheiros eleitos por minoritários.
NOVO	**§ 1º** Sempre que cumulativamente, a eleição do Conselho de Administração se der pelo sistema de voto múltiplo e os titulares de ações ordinárias ou preferenciais exercerem o direito de eleger conselheiro, será assegurado ao Estado do Paraná o direito de eleger conselheiro em número igual ao dos eleitos pelos demais acionistas e pelos empregados, mais um, independentemente do número de conselheiros estabelecidos no caput.	Novo, visando esclarecer que, independentemente do número de conselheiros eleitos pelos demais acionistas da Companhia, o Estado do Paraná, acionista controlador da Companhia e no exercício desse poder de controle assegurado por lei, permanecerá elegendo a maioria dos membros do órgão.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
NOVO	§ 2º É assegurado aos acionistas minoritários o direito de eleger 02 (dois) conselheiros, se maior número não lhes couber pelo processo de voto múltiplo previsto na legislação vigente.	Renumerado do §7º do Art. 19, com ajuste de texto, no contexto dos aprimoramentos de governança da Companhia, para refletir direito
NOVO	§ 3º É assegurado aos acionistas titulares de ações preferenciais que preencham os percentuais e requisitos previstos no artigo 141, § 4º e § 5º da Lei Federal nº 6.404/1976, o direito de eleger 01 (um) conselheiro.	Novo, esclarecendo regra constante da Lei das S.A.
Parágrafo Único. O Conselho de Administração das subsidiárias integrais será composto por 03 (três) membros, contendo, no mínimo, o Diretor Presidente da respectiva subsidiária integral e 01 (um) diretor da Companhia.	~~Parágrafo Único.~~ § 4º O Conselho de Administração das Subsidiárias Integrais será composto por 03 (três) membros, contendo, no mínimo, o Diretor ~~Presidente~~Geral da respectiva Subsidiária Integral e 01 (um) diretor da Companhia, respeitada disposição prevista § 5º deste artigo.	Renumerado com ajuste de texto, visando refletir a denominação do principal executivo das Subsidiárias Integrais.
Art. 19 Os conselheiros serão eleitos e destituídos pela Assembleia Geral, observados os dispositivos previstos na Lei Federal nº 6.404/1976 e demais normativos aplicáveis quanto à possibilidade de eleição em separado por acionistas minoritários e por detentores de ações preferenciais, bem como de adoção do voto múltiplo.	~~Art. 19 Os conselheiros serão eleitos e destituídos pela Assembleia Geral, observados os dispositivos previstos na Lei Federal nº 6.404/1976 e demais normativos aplicáveis quanto à possibilidade de eleição em separado por acionistas minoritários e por detentores de ações preferenciais, bem como de adoção do voto múltiplo.~~	Excluído. Conteúdo abarcado pelo Art. 17, caput, e §2º e 3º.
§ 1º O Diretor Presidente da Companhia poderá integrar o Conselho de Administração como seu Secretário Executivo, mediante eleição em Assembleia Geral.	§ ~~1º~~ 5º O Diretor Presidente da Companhia poderá integrar o Conselho de Administração como seu secretário executivo, mediante eleição em Assembleia Geral.	Renumeração de parágrafo, tendo em vista a inclusão de parágrafos precedentes.
§ 2º Os cargos de Presidente do Conselho de Administração e de Diretor Presidente não poderão ser acumulados pela mesma pessoa.	§ ~~2º~~ 6º Os cargos de Presidente do Conselho de Administração e de Diretor Presidente ou principal executivo da Companhia não poderão ser acumulados pela mesma pessoa.	Renumerado com ajuste de texto, visando refletir a vedação quanto ao acúmulo da presidência da Companhia e do Conselho de Administração.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)

QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
§ 3º O Presidente do Conselho de Administração será indicado pelo acionista controlador e designado pela Assembleia Geral que o eleger, sendo substituído, em suas ausências e impedimentos, pelo conselheiro escolhido pela maioria de seus pares.	§ ~~3º~~ 7º O Presidente do Conselho de Administração será indicado pelo acionista controlador e designado pela Assembleia Geral que o eleger, sendo substituído, em suas ausências e impedimentos, pelo conselheiro escolhido pela maioria de seus pares.	Renumeração de parágrafo, tendo em vista a inclusão de parágrafos precedentes.
§ 4º O Conselho de Administração deve ser composto, no mínimo, por 30% (trinta por cento) de conselheiros independentes, expressamente declarados como tais na ata da Assembleia Geral que os eleger, em conformidade com o disposto na Lei Federal nº 13.303/2016.	~~§ 4º O Conselho de Administração deve ser composto, no mínimo, por 30% (trinta por cento) de conselheiros independentes, expressamente declarados como tais na ata da Assembleia Geral que os eleger, em conformidade com o disposto na Lei Federal nº 13.303/2016.~~	Excluído. Deslocado para o Inciso I do Art. 17.
§ 5º As indicações ao Conselho de Administração devem observar os requisitos e vedações impostos pelas Leis Federais nº 6.404/1976 e 13.303/2016, além de atender aos seguintes parâmetros:	§ ~~5º~~ 8º As indicações ao Conselho de Administração devem observar os requisitos e vedações impostos pelas Leis Federais nº 6.404/1976 e 13.303/2016, pela política e norma interna de indicação de membros de órgãos estatutários, além de atender aos seguintes parâmetros:	Renumerado com ajuste de texto para contemplar a política de indicação de órgãos estatutários da Companhia.
I ter, no mínimo, 03 (três) conselheiros independentes, expressamente declarados como tais na ata da Assembleia Geral que os eleger, em conformidade com o disposto na Lei Federal nº 13.303/2016; e	I ter, no mínimo, 03 (três) conselheiros independentes, sendo este número, em qualquer hipótese, igual ou superior a 25% (vinte e cinco por cento) do total de membros do órgão. Referidos conselheiros deverão ser expressamente declarados como independentes na ata da Assembleia Geral que os eleger, em conformidade com ~~o disposto na Lei Federal nº 13.303/2016;~~ ea definição do Regulamento do Nível 2 de Governança Corporativa da B3 e com o disposto na Lei Federal nº 13.303/2016, sendo também considerado(s) como independente(s) o(s) conselheiro(s) eleito(s) mediante faculdade prevista pelo artigo 141, §§ 4º e 5º e artigo 239, ambos da Lei Federal nº 6.404/1976 e alterações posteriores;	Renumerado com ajuste de texto em decorrência de cláusula mínima do Nível 2 e visando a esclarecer que a composição do Conselho de Administração deverá observar tanto o Regulamento do Nível 2 quanto a Lei 13.303/2016.

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QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
NOVO	**II** quando, em decorrência da observância do percentual referido no parágrafo acima, resultar número fracionário de conselheiros, proceder-se-á ao arredondamento nos termos do Regulamento do Nível 2 de Governança Corporativa da B3.	Novo, visando ajustar o Estatuto aos requisitos do Regulamento de listagem do Nível 2 de Governança da B3.
II ter, no mínimo, 05 (cinco) conselheiros, incluídos os mencionados no inciso I, que atendam, cumulativamente, as condições para compor o Comitê de Auditoria Estatutário previstas na Lei Federal nº 13.303/2016.	**III** ter, entre 03 (três) a 05 (cinco) conselheiros, incluídos os mencionados no inciso I, que atendam, cumulativamente, as condições previstas na Lei Federal nº 13.303/2016, para compor o Comitê de Auditoria Estatutário, dependendo da sua composição conforme Art. 51, § 2º deste Estatuto.	Renumerado, com ajuste de texto, visando refletir a composição do órgão conforme §2º do Art. 51 do estatuto proposto.
§ 6º Ao menos 01 (um) dos conselheiros mencionados no § 5º deverá ter reconhecida experiência em assuntos de contabilidade societária para integrar o Comitê de Auditoria Estatutário previsto nos artigos 46 a 49 deste Estatuto.	~~**§ 6º Ao**~~**IV** ao menos 01 (um) dos conselheiros mencionados ~~no § 5º~~neste § 8º deverá ter reconhecida experiência em assuntos de contabilidade societária para integrar o Comitê de Auditoria Estatutário previsto ~~nos artigos 46 a 49 deste~~neste Estatuto;	Renumerado com ajuste de texto, visando esclarecer a experiência dos Conselheiros para integrar o Comitê de Auditoria Estatutário.
§ 7º É assegurado aos acionistas minoritários o direito de eleger 01 (um) conselheiro, se maior número não lhes couber pelo processo de voto múltiplo previsto na legislação vigente.	~~**§ 7º** É assegurado aos acionistas minoritários o direito de eleger 01 (um) conselheiro, se maior número não lhes couber pelo processo de voto múltiplo previsto na legislação vigente.~~	Excluído e renumerado para §1º do Art. 17
Art. 20 Fica assegurada a participação de 01 (um) representante dos empregados no Conselho de Administração, com mandato coincidente com o dos demais conselheiros.	**Art.** ~~**20**~~ **18** Fica assegurada a participação de 01 (um) representante dos empregados no Conselho de Administração, com mandato coincidente com o dos demais conselheiros.	Renumeração de artigo, tendo em vista a exclusão de artigos precedentes.
§ 1º O conselheiro representante dos empregados será eleito nos termos estabelecidos na legislação pertinente, sob os mesmos critérios de qualificação previstos para os demais conselheiros.	**§ 1º** O conselheiro representante dos empregados será eleito nos termos estabelecidos na legislação pertinente, por escrutínio regulado segundo as normas da Companhia, sob os	Ajuste de texto, refletindo prática da Companhia.

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Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
	mesmos critérios de ~~qualificação~~elegibilidade previstos para os demais conselheiros.	
§ 2º O candidato eleito conselheiro representante dos empregados tomará posse para o mandato estabelecido neste artigo, permitida a reeleição por 01 (uma) só vez.	§ 2º O candidato eleito conselheiro representante dos empregados tomará posse para o mandato estabelecido neste artigo, permitida a reeleição por 01 (uma) só vez.	Mantém inalterado.
Art. 21 A investidura de membros no Conselho de Administração observará as condições estabelecidas nas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.	**Art.** ~~21~~ 19 A investidura de membros no Conselho de Administração observará as condições estabelecidas nas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.	Renumeração de artigo, tendo em vista a exclusão de artigos precedentes.
Vacância e substituições	**Vacância e substituições**	Mantém inalterado.
Art. 22 Ocorrendo a vacância definitiva da função de conselheiro de administração, antes do término do mandato, o Conselho de Administração convocará Assembleia Geral para eleição destinada à complementação do mandato.	**Art.** ~~22~~ 20 Ocorrendo a vacância definitiva da função de conselheiro de administração, antes do término do mandato, o Conselho de Administração convocará Assembleia Geral para eleição destinada à complementação do mandato.	Renumeração de artigo, tendo em vista a exclusão de artigos precedentes.
§ 1º Observados os requisitos e vedações legais aplicáveis, caberá ao acionista que havia indicado o membro que deixou de ocupar o cargo de conselheiro, a competência da indicação do substituto, que poderá ser nomeado pelo Conselho de Administração para atuar até a realização da Assembleia Geral que elegerá o substituto em definitivo.	**§ 1º** Observados os requisitos e vedações legais aplicáveis, caberá ~~ao acionista que havia indicado~~aos conselheiros remanescentes nomear o ~~membro que deixou de ocupar o cargo de conselheiro, a competência da indicação do~~ substituto~~, que poderá ser nomeado pelo Conselho de Administração~~ para ~~atuar~~o membro vacante até ~~a realização da~~primeira Assembleia Geral ~~que elegerá o substituto em definitivo~~, nos termos da Lei Federal nº 6.404/1976.	Ajuste de texto, visando adequar refletir a Lei 6.404/1976 em caso de membro vacante no Conselho de Administração.
§ 2º Na hipótese de vacância de todos os cargos do Conselho de Administração, compete à Diretoria convocar a Assembleia Geral.	§ 2º Na hipótese de vacância de todos os cargos do Conselho de Administração, compete à Diretoria convocar a Assembleia Geral.	Mantém inalterado.

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Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
§ 3º Em caso de vacância de cargo no Conselho de Administração preenchido pelo voto múltiplo, a convocação da Assembleia Geral será para eleição de todas as vagas preenchidas por esse sistema para complementação dos mandatos.	**§ 3º** Em caso de vacância de cargo no Conselho de Administração preenchido pelo voto múltiplo, a convocação da Assembleia Geral será para eleição de todas as vagas preenchidas por esse sistema para complementação dos mandatos.	Mantém inalterado.
Art. 23 A função de conselheiro de administração é pessoal e não se admite suplente, inclusive para representante dos empregados. No caso de ausências ou impedimentos eventuais de qualquer membro do conselho nas reuniões, o colegiado deliberará com os remanescentes.	**Art. ~~23~~21** A função de conselheiro de administração é pessoal e não se admite suplente, inclusive, para representante dos empregados. ~~No caso de ausências ou impedimentos eventuais de qualquer membro do conselho nas reuniões, o colegiado deliberará com os remanescentes.~~	Ajuste de texto, visando refletir a pessoalidade da função de Conselheiro, não admitindo representantes.
Funcionamento	**Funcionamento**	Mantém inalterado.
Art. 24 O Conselho de Administração se reunirá ordinariamente 01 (uma) vez por mês e extraordinariamente sempre que necessário, conforme previsto no Art. 27 do presente Estatuto.	~~**Art. 24**~~ **Art. 22** O Conselho de Administração se reunirá ordinariamente 01 (uma) vez por mês e extraordinariamente sempre que necessário, conforme previsto no Art. 25 do presente Estatuto.	Renumerado com ajuste de redação para atualização de referência cruzada.
Art. 25 As reuniões do Conselho de Administração serão convocadas pelo seu Presidente, ou pela maioria dos conselheiros em exercício, mediante o envio de correspondência por meio físico ou eletrônico a todos os conselheiros, com a indicação dos assuntos a serem tratados.	~~**Art. 25**~~ **Art. 23** As reuniões do Conselho de Administração serão convocadas pelo seu presidente, ou pela maioria dos conselheiros em exercício, mediante o envio de correspondência por meio físico ou eletrônico a todos os conselheiros, com a indicação dos assuntos a serem tratados.	Renumeração de artigo, tendo em vista a exclusão de artigos precedentes
§ 1º As convocações enviadas no endereço eletrônico do conselheiro serão consideradas válidas, sendo de sua responsabilidade a atualização de seu cadastro junto à Companhia.	**§ 1º** As convocações enviadas no endereço físico ou eletrônico do conselheiro serão consideradas válidas, sendo de sua responsabilidade a atualização de seu cadastro junto à Companhia.	Ajuste de texto, de forma a aumentar o escopo de possibilidades de formas de convocação.

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QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
§ 2º As reuniões ordinárias deverão ser convocadas com antecedência mínima de 10 (dez) dias em relação à data da sua realização.	§ 2º As reuniões ordinárias deverão ser convocadas com antecedência mínima de ~~10 (dez~~07 (sete) dias em relação à data da sua realização.	Ajuste de texto, de forma a reduzir o prazo de convocação do Conselho de Administração.
§ 3º O Presidente do Conselho de Administração deverá zelar para que os conselheiros recebam individualmente, com a devida antecedência em relação à data da reunião, a documentação contendo as informações necessárias para permitir a discussão e deliberação dos assuntos a serem tratados, incluindo, quando for o caso, a proposta da Diretoria e as manifestações de caráter técnico e jurídico.	~~§ 3º O Presidente do Conselho de Administração deverá zelar para que os conselheiros recebam individualmente, com a devida antecedência em relação à data da reunião, a documentação contendo as informações necessárias para permitir a discussão e deliberação dos assuntos a serem tratados, incluindo, quando for o caso, a proposta da Diretoria e as manifestações de caráter técnico e jurídico.~~	Excluído. Atribuição de caráter operacional deslocada para o Regimento Interno do Conselho de Administração.
§ 4º As reuniões do Conselho de Administração serão instaladas com a presença da maioria dos seus membros em exercício, cabendo a presidência dos trabalhos ao Presidente do Conselho de Administração ou, na sua falta, pelo conselheiro escolhido pela maioria dos seus pares.	§ ~~4º~~ 3º As reuniões do Conselho de Administração serão instaladas com a presença da maioria dos seus membros em exercício, cabendo a presidência dos trabalhos ao presidente do Conselho de Administração ou, na sua falta, pelo conselheiro escolhido pela maioria dos seus pares.	Renumeração de parágrafo, tendo em vista a exclusão de parágrafos precedentes.
Art. 26 Fica facultada, se necessária, a participação não presencial dos conselheiros nas reuniões ordinárias e extraordinárias, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o conselheiro que participar remotamente será considerado presente à reunião, e seu voto será considerado válido para todos os efeitos legais e incorporado à ata da referida reunião.	**Art.** ~~26~~ 24 Fica facultada, se necessária, a participação não presencial dos conselheiros ~~nas reuniões ordinárias e extraordinárias~~na reunião, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. ~~Nesta~~O conselheiro, nesta hipótese, ~~o conselheiro que participar remotamente~~ será considerado presente na reunião, e seu voto será considerado válido para todos os efeitos legais, sendo incorporado à ata da referida reunião.	Renumerado com ajuste de texto para esclarecer que as hipóteses de convocação emergencial são aplicáveis em caso de urgência justificada.
Art. 27 Quando houver motivo de extrema urgência, formalmente justificado para os membros do Conselho de Administração, o Presidente do Conselho de Administração	**Art.** ~~27~~ 25 Quando houver motivo de ~~extrema~~ urgência, formalmente justificado para os membros do Conselho de Administração, o presidente do Conselho de Administração	Renumerado com ajuste de texto, visando refletir os motivos para convocação de

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QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
poderá convocar as reuniões extraordinárias a qualquer momento e desde que com antecedência mínima de 48 (quarenta e oito) horas para a sua realização, mediante o envio de correspondência por meio físico ou eletrônico ou por outro meio de comunicação a todos os conselheiros, ficando facultada a participação por audioconferência, videoconferência ou outro meio idôneo de manifestação de vontade do conselheiro ausente, cujo voto será considerado válido para todos os efeitos, sem prejuízo da posterior lavratura e assinatura da respectiva ata.	poderá convocar as reuniões extraordinárias a qualquer momento e desde que com antecedência mínima de 48 (quarenta e oito) horas para a sua realização, mediante o envio de correspondência por meio físico ou eletrônico ou por outro meio de comunicação a todos os conselheiros, ficando facultada a participação por audioconferência, videoconferência ou outro meio idôneo de manifestação de vontade do conselheiro ausente, cujo voto será considerado válido para todos os efeitos, sem prejuízo da posterior lavratura e assinatura da respectiva ata.	reuniões extraordinárias do Conselho de Administração.
Parágrafo Único. As demais reuniões extraordinárias poderão ser convocadas, na forma prevista no caput, com antecedência mínima de 72 (setenta e duas) horas, para assuntos que não são considerados de extrema urgência, mas que não podem aguardar a instalação da reunião ordinária para sua deliberação.	~~**Parágrafo Único.** As demais reuniões extraordinárias poderão ser convocadas, na forma prevista no caput, com antecedência mínima de 72 (setenta e duas) horas, para assuntos que não são considerados de extrema urgência, mas que não podem aguardar a instalação da reunião ordinária para sua deliberação.~~	Excluído. Considerada suprida a condição de urgência no caput do Artigo.
Art. 28 O Conselho de Administração deliberará por maioria de votos dos presentes na reunião, prevalecendo, em caso de empate, a proposta que contar com o voto do conselheiro que estiver presidindo os trabalhos.	**Art.** ~~**28**~~ **26** O Conselho de Administração deliberará por maioria de votos dos presentes na reunião, prevalecendo, em caso de empate, a proposta que contar com o voto do conselheiro que estiver presidindo os trabalhos.	Renumeração de artigo, tendo em vista a exclusão de artigos precedentes
Art. 29 As reuniões do Conselho de Administração serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio de acordo com regimento interno.	**Art.** ~~**29**~~ **27** As reuniões do Conselho de Administração serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio de acordo com o estabelecido em seu Regimento Interno.	Renumerado com ajuste de texto, visando esclarecer que as reuniões do CAD serão secretariadas e as atas lavradas conforme seu Regimento Interno.
Parágrafo Único. Sempre que contiver deliberações destinadas a produzir efeitos perante terceiros, o extrato	**Parágrafo Único.** Sempre que contiver deliberações destinadas a produzir efeitos perante terceiros, o extrato da	Ajuste de texto, vidando aprimorar a redação.

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QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
da ata será arquivado no registro do comércio e publicado na forma da legislação vigente, ressalvada a matéria de cunho sigiloso, a qual constará de documento em separado e não será dada publicidade.	ata será arquivado no registro do comércio e publicado na forma da legislação vigente, ressalvada a matéria de cunho sigiloso, a qual constará de documento em separado, ~~e não será~~ não sendo dada publicidade.	
Atribuições	**Atribuições**	Mantém inalterado.
Art. 30 Além das atribuições previstas em lei, compete ainda ao Conselho de Administração:	**Art.** ~~30~~28 Além das atribuições previstas em lei, compete ainda ao Conselho de Administração:	Renumerado, tento em vista a exclusão de Artigos precedentes.
I eleger, destituir, aceitar renúncia, substituir os diretores da Companhia, fixando-lhes as atribuições;	~~I eleger, destituir, aceitar renúncia, substituir os diretores da Companhia, fixando-lhes as atribuições;~~	Reestruturação, com realocação e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Junção com o novo Inciso II.
II fixar a orientação geral dos negócios da Companhia, definindo objetivos e prioridades compatíveis com a área de atuação da Companhia e o seu objeto social, buscando o desenvolvimento com sustentabilidade;	~~II~~I fixar a orientação geral dos negócios da Companhia, incluindo aprovação e acompanhamento do plano de negócio, planejamento estratégico e de investimentos, definindo objetivos e prioridades no atendimento de políticas públicas compatíveis com a área de atuação da Companhia e o seu objeto social, buscando o desenvolvimento com sustentabilidade;	Reestruturação, com realocação e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Ajuste de texto para refletir a competência do CAD em aprovar e acompanhar o plano de negócio, planejamento estratégico e de investimentos.
III fiscalizar a gestão dos diretores da Companhia, examinar, a qualquer tempo, os livros e papéis da Companhia, solicitar informações sobre contratos celebrados ou em via de celebração, e quaisquer outros atos;	~~III fiscalizar a gestão dos diretores~~ II eleger, destituir, tomar conhecimento de renúncia e substituir os diretores da Companhia, fixando-lhes as atribuições, fiscalizando sua gestão, bem como:	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos.

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QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
NOVO	a) examinar a qualquer tempo os livros e papéis da Companhia, ~~solicitar informações sobre~~ contratos ~~celebrados~~ ou ~~em via de celebração, e~~ quaisquer outros atos;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos.
NOVO	b) aprovar e fiscalizar o cumprimento das metas e resultados específicos a serem alcançados pelos membros da Diretoria; e	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Desdobramento do Inciso III do Art. 30 do Estatuto atual.
NOVO	c) avaliar anualmente a execução da estratégia de longo prazo, devendo publicar suas conclusões e informá-las à Assembleia Legislativa e ao Tribunal de Contas do Estado, exceto as informações de natureza estratégica, cuja divulgação possa ser comprovadamente prejudicial aos interesses da Companhia;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Novo, visando atender ao disposto na Lei 13.303/2016.
IV aprovar e acompanhar o plano de negócios, planejamento estratégico e de investimentos, contendo as diretrizes de ação, metas de resultado e índices de avaliação de desempenho, que deverão ser apresentados pela Diretoria;	~~IV aprovar e acompanhar o plano de negócios, planejamento estratégico e de investimentos, contendo as diretrizes de ação, metas de resultado e índices de avaliação de desempenho, que deverão ser apresentados pela Diretoria;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Junção com o Inciso I
III manifestar-se sobre o relatório da administração e as contas da Diretoria;	III manifestar-se sobre o relatório da administração e as contas da Diretoria;	Mantém inalterado.

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Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
NOVO	IV convocar a Assembleia Geral quando julgar conveniente ou nas hipóteses previstas nos termos da legislação vigente;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Renumerado, anterior Inciso XXX.
V aprovar e acompanhar planos e programas anuais e plurianuais com o orçamento empresarial de dispêndios e investimento da Companhia e suas Subsidiárias Integrais, com indicação das fontes e aplicações de recursos;	~~V aprovar e acompanhar planos e programas anuais e plurianuais, com indicação dos respectivos projetos;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos.
V aprovar e acompanhar planos e programas anuais e plurianuais com o orçamento empresarial de dispêndios e investimento da Companhia e suas Subsidiárias Integrais, com indicação das fontes e aplicações de recursos;	~~VI~~V aprovar e acompanhar planos e programas anuais e plurianuais com o orçamento empresarial de dispêndios e investimento da Companhia ~~e suas~~ Subsidiárias Integrais, com indicação das fontes e aplicações de recursos;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Renumerado, anterior Inciso
VIII aprovar o plano anual dos trabalhos de auditoria interna e discutir com a auditoria externa o seu plano de trabalho, com o apoio do Comitê de Auditoria Estatutário;	~~VIII aprovar o plano anual dos trabalhos de auditoria interna e discutir com a auditoria externa o seu plano de trabalho, com o apoio do Comitê de Auditoria Estatutário;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, deslocado para o novo Inciso VII.
IX autorizar e homologar a contratação da auditoria independente, bem como a rescisão do respectivo contrato, por recomendação do Comitê de Auditoria Estatutário;	~~IX autorizar e homologar a contratação da auditoria independente, bem como a rescisão do respectivo contrato, por recomendação do Comitê de Auditoria Estatutário;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração,

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
		com junção de incisos para composição de novos incisos. Excluído, deslocado para o novo Inciso VI.
X aprovar e homologar a contratação de outros serviços de seus auditores independentes, por recomendação do Comitê de Auditoria Estatutário, sempre que estes serviços tiverem remuneração global que represente mais de 5% (cinco por cento) da remuneração dos serviços de auditoria independente;	~~X aprovar e homologar~~VI autorizar a contratação ~~de outros serviços de seus auditores independentes,~~ da auditoria independente, bem como a rescisão do respectivo contrato, por recomendação do Comitê de Auditoria Estatutário, ~~sempre que estes serviços tiverem~~inclusive de outros serviços de seus auditores independentes, recomendada pelo Comitê de Auditoria Estatutário, quando a remuneração global ~~que represente~~representar mais de 5% (cinco por cento) da remuneração dos serviços de auditoria independente;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Ajuste de texto, incluindo a atribuição do antigo Inciso IX, em relação à contratação de auditoria independente.
XI aprovar aportes em investimentos societários que impliquem em aumento do patrimônio líquido da empresa investida;	~~XI aprovar aportes em investimentos societários que impliquem em aumento do patrimônio líquido da empresa investida;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, deslocado para o novo Inciso XXVI.
XII deliberar sobre o aumento do capital social dentro do limite autorizado por este Estatuto, fixando as respectivas condições de subscrição e integralização;	~~XII deliberar sobre o aumento do capital social dentro do limite autorizado por este Estatuto, fixando as respectivas condições de subscrição e integralização;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, renumerado para o Inciso XXIII.
NOVO	VII aprovar o plano anual dos trabalhos de auditoria interna e discutir com a auditoria externa o seu plano trabalho, com o apoio do Comitê de Auditoria Estatutário;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
		Renumerado, anterior Inciso VIII.
XIII autorizar o lançamento e aprovar a subscrição de novas ações, na forma do estabelecido neste Estatuto, fixando todas as condições de emissão;	~~XIII autorizar o lançamento e aprovar a subscrição de novas ações, na forma do estabelecido neste Estatuto, fixando todas as condições de emissão;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, deslocado para o novo Inciso XXIV.
NOVO	VIII nomear e destituir o titular da Auditoria Interna, após recomendação do Comitê de Auditoria Estatutário;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Renumerado, anterior Inciso XXXVI.
XIV fixar o limite máximo de endividamento da Companhia, podendo estipular prazo para seu atendimento observados os covenants existentes nos contratos já firmados pela Companhia;	~~XIV fixar o limite máximo de endividamento da Companhia, podendo estipular prazo para seu atendimento observados os covenants existentes nos contratos já firmados pela Companhia;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, deslocado para o Inciso XVIII.
NOVO	IX monitorar, periodicamente, a eficácia dos sistemas de gestão de riscos e de controle interno estabelecidos para a prevenção e mitigação dos principais riscos a que está exposta a Companhia, inclusive os riscos relacionados à integridade das informações contábeis e financeiras e os relacionados à ocorrência de corrupção e fraude, nos termos da Lei Federal nº 13.303/2016;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Renumerado, anterior Inciso XXXVIII.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
XV deliberar sobre a proposta de destinação dos resultados a ser apresentada à Assembleia Geral, observado o disposto na política de distribuição de dividendos e proventos;	~~XV deliberar sobre a proposta de destinação dos resultados a ser apresentada à Assembleia Geral, observado o disposto na política de distribuição de dividendos e proventos;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, renumerado para o Inciso XXII.
NOVO	X aprovar o Código de Conduta e o Programa de Integridade da Copel, monitorando as decisões que envolvem as práticas de governança corporativa, o relacionamento com partes interessadas e o Código de Ética da Alta Administração Estadual;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Junção de artigos, anterior XXXVII.
XVI autorizar a emissão de títulos, no mercado interno ou externo, para captação de recursos, na forma de debêntures não conversíveis em ações, notas promissórias, commercial papers, e outros, na forma da lei, observado o disposto no inciso XIV do Art. 30 do presente Estatuto;	~~XVI autorizar a emissão de títulos, no mercado interno ou externo, para captação de recursos, na forma de debêntures não conversíveis em ações, notas promissórias, commercial papers, e outros, na forma da lei, observado o disposto no inciso XIV do Art. 30 do presente Estatuto;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, renumerado para o Inciso XXV.
NOVO	XI analisar, a partir de reporte direto do Diretor de Governança, Risco e Compliance, as situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Renumerado, anterior Inciso XXXIX
XVII autorizar as provisões contábeis em valor superior a 2% (dois por cento) do capital social da Companhia, mediante proposta da Diretoria;	~~XVII autorizar as provisões contábeis em valor superior a 2% (dois por cento) do capital social da Companhia, mediante proposta da Diretoria;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	Estatuto proposto	Justificativa
		Excluído, deslocado para o inciso XIX
XVIII deliberar, por proposta da Diretoria, sobre a política de pessoal, incluindo a fixação do quadro, plano de cargos e salários, condições gerais de negociação coletiva, abertura de processo seletivo para preenchimento de vagas e programa de participação nos lucros e resultados;	~~XVIII deliberar, por proposta da Diretoria, sobre a política de pessoal, incluindo a fixação do quadro, plano de cargos e salários, condições gerais de negociação coletiva, abertura de processo seletivo para preenchimento de vagas e programa de participação nos lucros e resultados;~~ XII estabelecer diretrizes quanto à gestão de pessoas;	Renumerado, com ajuste de texto, visando adequar a atuação do Conselho de Administração no estabelecimento de diretrizes.
NOVO	XIII realizar avaliação anual, individual e coletiva, do seu desempenho e dos demais membros dos órgãos estatutários, observando os dispositivos da Lei Federal nº 13.303/2016, contando com apoio metodológico e procedimental do Comitê de Indicação e Avaliação;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Renumerado, anterior Inciso XL e XLI.
NOVO	XIV aprovar as transações entre partes relacionadas, dentro dos critérios e limites de alçada definidos pela Companhia, observada a política específica, com o suporte do Comitê de Auditoria Estatutário;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Renumerado, anterior Inciso XXVIII.
XX deliberar, por proposta da Diretoria, sobre os projetos de investimento em novos negócios, participações em novos empreendimentos, bem como sobre a participação em outras sociedades, aprovação da constituição, encerramento ou alteração de quaisquer sociedades, empreendimentos ou consórcios;	~~XX deliberar, por proposta da Diretoria, sobre os projetos de investimento em novos negócios, participações em novos empreendimentos, bem como sobre a participação em outras sociedades, aprovação da constituição, encerramento ou alteração de quaisquer sociedades, empreendimentos ou consórcios;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, deslocado para o Inciso XXVII.
XXI definir os assuntos e valores para sua alçada decisória e da Diretoria;	~~XXI definir os assuntos e valores para sua alçada decisória e da Diretoria;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração,

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
		com junção de incisos para composição de novos incisos. Excluído, deslocado para o novo Inciso XX.
XXII aprovar a contratação de seguro de responsabilidade civil em favor dos membros dos órgãos estatutários, empregados prepostos e mandatários da Companhia;	~~XXII aprovar a contratação de seguro de responsabilidade civil em favor dos membros dos órgãos estatutários, empregados prepostos e mandatários da Companhia;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, deslocado para o novo Inciso XXX.
NOVO	XV constituir, instalar e dissolver comitês não remunerados de assessoramento ao Conselho de Administração, nomear e destituir seus membros, bem como nomear e destituir os membros dos comitês estatutários de assessoramento ao Conselho de Administração, ~~exceto~~ se disposto em contrário neste Estatuto;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Renumerado, anterior Inciso XXXIII e XXXIV.
XXIII aprovar os regimentos internos da Diretoria, do Conselho de Administração e dos comitês estatutários, bem como o Código de Conduta e o Programa de Integridade da Companhia, e eventuais alterações;	~~XXIII~~XVI aprovar os regimentos internos ~~da Diretoria,~~ do Conselho de Administração, da Diretoria e dos Comitês de Assessoramento, estatutários e não estatutários, bem como ~~o Código de Conduta e o Programa de Integridade da Companhia, e~~ eventuais alterações.	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos.
XXIV aprovar o Relatório de Sustentabilidade da Companhia;	~~XXIV aprovar o Relatório de Sustentabilidade da Companhia;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, junção com o novo Inciso XXVIII
XXV aprovar o regulamento de licitações da Companhia e suas alterações;	~~XXV aprovar o regulamento de licitações da Companhia e suas alterações;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração,

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MINUTA

ESTATUTO SOCIAL COPEL (HOLDING)

QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
		com junção de incisos para composição de novos incisos. Excluído, junção com o novo Inciso XXVIII
XXVI aprovar as políticas e suas respectivas alterações, voltadas a:	~~XXVI~~XVII aprovar e monitorar as políticas gerais da Companhia e suas respectivas alterações, ~~voltadas~~bem como monitorar a aplicação no que se refere a:	Renumerado com ajuste de texto, visando refletir a atribuição do CAD de aprovar e monitorar as políticas gerais da Companhia.
a) gerenciamento de riscos;	a) gerenciamento de riscos;	Mantém inalterado.
b) transações com partes relacionadas;	~~b) transações com partes relacionadas;~~b) integridade;	Renumerada para Alínea c).
c) negociação de ações de emissão própria;	~~c) negociação de ações de emissão própria;~~c) transações com partes relacionadas;	Renumerada para Alínea l).
d) divulgação de informações e fatos relevantes;	~~d) divulgação de informações e fatos relevantes;~~d) governança corporativa;	Renumerado para Alínea o)
e) sustentabilidade;	e) sustentabilidade;	Mantém inalterada.
f) distribuição de dividendos e proventos;	~~f) distribuição de dividendos e proventos;~~f) mudança do clima;	Renumerada para Alínea m).
g) governança corporativa;	g) ~~governança corporativa~~participações societárias;	Renumerada para Alínea d).
h) integridade;	~~h) integridade;~~	Renumerada para Alínea b).
i) gestão de pessoas;	~~i~~h) gestão de pessoas;	Renumerada para Alínea h).
j) porta-vozes;	~~j) porta-vozes;~~i) saúde e segurança do trabalho;	Renumerada para Alínea k).
k) avaliação anual de desempenho, individual e coletivo, dos órgãos estatutários ("Política de Avaliação"); e	~~k)~~j) indicação dos membros dos órgãos estatutários e avaliação anual de desempenho~~, individual e coletivo, dos órgãos estatutários ("Política de Avaliação"); e~~;	Ajuste de texto, junção com Alínea l).

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)

QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
l) indicação para compor os órgãos estatutários ("Política de Indicação").	k) comunicação e porta-vozes;	Renumerada para Alínea j).
NOVO	~~l) indicação para compor os órgãos estatutários ("Política de Indicação").~~ l) negociação de ações de emissão própria;	Novo, visando inserir a competência ao CAD para aprovar a política de negociação de ações de emissão própria.
NOVO	m) dividendos;	Renumerado para Alínea f), com ajuste de texto visando refletir a denominaçõa da Política de Dividendos.
NOVO	n) doações e patrocínios;	Novo, visando refletir a atribuição do CAD em aprovar políticas de doação e patrocínios.
NOVO	**o)** divulgação de informações e fatos relevantes;	Renumerado, anterior Alínea d).
NOVO	p) relações com investidores.	Novo, visando refletir a atribuição do CAD em aprovarpolítica de relações com investidores.
XXVII aprovar e subscrever carta anual de políticas públicas divulgando-a ao público juntamente com a carta anual de governança corporativa, na forma da lei;	~~**XXVII** aprovar e subscrever carta anual de políticas públicas divulgando-a ao público juntamente com a carta anual de governança corporativa, na forma da lei;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, deslocado para o novo Inciso XXVIII
NOVO	XVIII fixar o limite máximo de endividamento da Companhia, podendo estipular prazo para seu atendimento observados os *covenants* existentes nos contratos já firmados;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Renumerado, anterior Inciso XIV.
XXVIII aprovar as transações entre partes relacionadas, observada as políticas de transação com partes	~~**XXVIII** aprovar as transações entre partes relacionadas, observada as políticas de transação com partes relacionadas~~	Renumerado com ajuste de texto para esclarecer competências e limites de alçada

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
relacionadas e de gerenciamento de riscos, com o suporte do Comitê de Auditoria Estatutário;	~~e de gerenciamento de riscos, com o suporte do Comitê de Auditoria Estatutário;~~	para atuação da Diretoria e do Conselho de Administração em tais matérias. Excluído, deslocado para o Inciso XIV.
XIX autorizar previamente a celebração de quaisquer negócios jurídicos observados os limites previstos na legislação e regulamentação estadual vigentes, incluindo a aquisição, alienação ou oneração de ativos, a obtenção de empréstimos e financiamentos, a assunção de obrigações em geral, renúncia, transação e ainda a associação com outras pessoas jurídicas;	XIX mediante proposta da Diretoria, autorizar, quando o valor da operação ultrapassar a 2% (dois por cento) do patrimônio líquido, as provisões contábeis e, previamente, a celebração de quaisquer negócios jurídicos, incluindo aquisição, alienação ou oneração de ativos, cessão em comodato de bens do ativo permanente, constituição de ônus reais e prestação de garantias, assunção de obrigações em geral, renúncia, transação e ainda associação com outras pessoas jurídicas;	Renumerado com ajuste de texto para esclarecer competências e limites de alçada para atuação da Diretoria e do Conselho de Administração em tais matérias. Ajuste de texto, considerando a alçada de aprovação de operações pelo CAD quando o valor ultrapassar 2% do PL.
XXIX manifestar-se previamente sobre qualquer proposta da Diretoria ou assunto a ser submetido à Assembleia Geral;	~~XXIX manifestar-se previamente sobre qualquer proposta da Diretoria ou assunto a ser submetido à Assembleia Geral;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, visando eliminação de atribuição do Conselho de Administração.
XXX convocar a Assembleia Geral quando julgar conveniente ou nas hipóteses previstas nos termos da legislação vigente;	~~XXX convocar a Assembleia Geral quando julgar conveniente ou nas hipóteses previstas nos termos da legislação vigente;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, deslocado para o novo Inciso IV.
XXXI exercer as funções normativas das atividades da Companhia, podendo avocar para si qualquer assunto que	~~XXXI exercer as funções normativas das atividades da Companhia, podendo avocar para si qualquer assunto que~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração,

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	Estatuto proposto	Justificativa
não se compreenda na competência privativa da Assembleia Geral ou da Diretoria;	~~não se compreenda na competência privativa da Assembleia Geral ou da Diretoria;~~	com junção de incisos para composição de novos incisos. Excluído, junção com o Inciso XXXII.
NOVO	XX estabelecer os assuntos e valores para sua alçada decisória e da Diretoria, inclusive podendo ~~avocar para si qualquer assunto~~delegar a aprovação dos negócios jurídicos de sua competência em limite de alçada que ~~não se compreenda na~~definir, respeitada a competência privativa ~~da Assembleia Geral ou da Diretoria~~prevista em lei;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Renumerado, anterior Inciso XXI. Ajuste de texto, incluindo conteúdo do Parágrafo único e o Inciso XXI.
XXXIII constituir comitês não remunerados para seu assessoramento com atribuições específicas de análise e recomendação sobre determinadas matérias;	~~XXXIII constituir comitês não remunerados para seu assessoramento com atribuições específicas de análise e recomendação sobre determinadas matérias;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, deslocado para o Inciso XV.
XXXIV nomear e destituir os membros dos comitês de assessoramento ao Conselho de Administração;	~~XXXIV nomear e destituir os membros dos comitês de assessoramento ao Conselho de Administração;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, deslocado para o Inciso XV.
NOVO	XXI deliberar sobre a proposta de destinação dos resultados a ser apresentada à Assembleia Geral, observado o disposto na política de dividendos;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos.

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	Estatuto proposto	Justificativa
		Renumerado, anterior Inciso XV.
XXXV solicitar auditoria interna periódica sobre as atividades da entidade fechada de previdência complementar que administra plano de benefícios da Companhia;	~~XXXV solicitar auditoria interna periódica sobre as atividades da entidade fechada de previdência complementar que administra plano de benefícios da Companhia;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, deslocado para o Inciso XXXI.
NOVO	XXII deliberar sobre a distribuição de dividendos intermediários, de dividendos intercalares e de juros sobre capital próprio com base nas reservas de lucros e do lucro líquido do exercício em curso registrados em demonstrações contábeis intermediárias, semestrais ou trimestrais, desde que observado o disposto na legislação, neste estatuto e na política de dividendos da Companhia;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Renumerado, anterior Inciso XV
XXXVI nomear e destituir, após recomendação do Comitê de Auditoria Estatutário, o titular da Auditoria Interna, bem como os auditores independentes, resguardado o direito de veto, devidamente fundamentado, dos conselheiros eleitos por votação em separado, na forma da Lei Federal nº 6.404/1976;	~~XXXVI nomear e destituir, após recomendação do Comitê de Auditoria Estatutário, o titular da Auditoria Interna, bem como os auditores independentes, resguardado o direito de veto, devidamente fundamentado, dos conselheiros eleitos por votação em separado, na forma da Lei Federal nº 6.404/1976;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, deslocado para o novo Inciso VIII.
NOVO	XXIII deliberar sobre o aumento do capital social dentro do limite autorizado por este Estatuto, fixando as respectivas condições de subscrição e integralização;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Renumerado, anterior Inciso XII.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	Estatuto proposto	Justificativa
XXXVII aprovar e monitorar decisões envolvendo práticas de governança corporativa, relacionamento com partes interessadas e código de conduta dos agentes;	~~XXXVII aprovar e monitorar decisões envolvendo práticas de governança corporativa, relacionamento com partes interessadas e código de conduta dos agentes;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, deslocado para o Inciso X.
NOVO	XXIV autorizar o lançamento e aprovar a subscrição de novas ações, na forma do estabelecido neste Estatuto, fixando todas as condições de emissão;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Renumerado, anterior Inciso XIII.
XXXVIII implementar e supervisionar os sistemas de gestão de riscos e de controle interno estabelecidos para a prevenção e mitigação dos principais riscos a que está exposta a Companhia, inclusive os riscos relacionados à integridade das informações contábeis e financeiras e os relacionados à ocorrência de corrupção e fraude;	~~XXXVIII implementar e supervisionar os sistemas de gestão de riscos e de controle interno estabelecidos para a prevenção e mitigação dos principais riscos a que está exposta a Companhia, inclusive os riscos relacionados à integridade das informações contábeis e financeiras e os relacionados à ocorrência de corrupção e fraude;*bonds* XX~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, deslocado para o Inciso IX.
NOVO	XXV autorizar a emissão de títulos, no mercado interno ou externo, para captação de recursos, na forma de debêntures não conversíveis em ações, notas promissórias, *commercial papers*, *bonds* e outros, inclusive para oferta pública de distribuição, na forma da lei, observado o disposto no inciso XXXIII deste artigo;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Renumerado, anterior Inciso XVI.
XXXIX analisar, a partir de reporte direto do diretor responsável pela área de *compliance*, as situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de	~~XXXIX analisar, a partir de reporte direto do diretor responsável pela área de *compliance*, as situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração,

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	Estatuto proposto	Justificativa
adotar medidas necessárias em relação à situação a ele relatada;	~~adotar medidas necessárias em relação à situação a ele relatada;~~	com junção de incisos para composição de novos incisos. Excluído, deslocado para o novo Inciso XI
NOVO	XXVI aprovar aportes em investimentos societários que impliquem aumento do patrimônio líquido das participações, podendo, inclusive, delegar esta aprovação de sua competência em limite de alçada que definir;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Renumerado, anterior Inciso XI
XL realizar avaliação anual de seu desempenho;	~~XL realizar avaliação anual de seu desempenho;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos.Excluído, deslocado para o novo Inciso XIII. Excluído, renumerado para o Inciso XIII.
XLI avaliar anualmente o desempenho individual e coletivo dos Administradores e dos membros de comitês estatutários, observando os dispositivos da Lei Federal nº 13.303/2016, podendo contar com apoio metodológico e procedimental do Comitê de Indicação e Avaliação;	~~XLI avaliar anualmente o desempenho individual e coletivo dos Administradores e dos membros de comitês estatutários, observando os dispositivos da Lei Federal nº 13.303/2016, podendo contar com apoio metodológico e procedimental do Comitê de Indicação e Avaliação;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, renumerado para o Inciso XIII.
NOVO	XXVII deliberar sobre os projetos de investimento e participação em novos negócios, outras sociedades, consórcios, *joint ventures*, Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, consórcios ou empreendimentos;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Renumerado, anterior inciso XX.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

MINUTA

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
XLII aprovar e fiscalizar o cumprimento das metas e resultados específicos a serem alcançados pelos membros da Diretoria;	~~XLII aprovar e fiscalizar o cumprimento das metas e resultados específicos a serem alcançados pelos membros da Diretoria;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, deslocado para o Inciso II.
XLIII promover, anualmente, análise de atendimento das metas e resultados na execução do plano de negócios e da estratégia de longo prazo, devendo publicar suas conclusões e informá-las à Assembleia Legislativa e ao Tribunal de Contas do Estado, exceto as informações de natureza estratégica cuja divulgação possa ser comprovadamente prejudicial ao interesse da Companhia;	~~XLIII promover, anualmente, análise de atendimento das metas e resultados na execução do plano de negócios e da estratégia de longo prazo, devendo publicar suas conclusões e -las à Assembleia Legislativa e ao Tribunal de Contas do Estado, exceto as informações de natureza estratégica cuja divulgação possa ser comprovadamente prejudicial ao interesse da Companhia;~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, em junção com o Inciso II e suas alíneas.
XLIV deliberar sobre os casos omissos deste Estatuto, em conformidade com as disposições legais aplicáveis; e	XXVIII deliberar sobre assuntos que, em virtude de disposição legal ou por determinação da Assembleia Geral, sejam de sua competência, incluindo aprovar Relatório Integrado ou de Sustentabilidade e indicadores ambientais, sociais e de governança; Regulamento de Licitações e Contratos da Companhia; além de aprovar e subscrever a Carta Anual de Políticas Públicas e de Governança Corporativa, na forma da lei;	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos, e visando regulamentar as atribuições do Conselho de Administração em matérias ASG. Junção dos incisos XXIV, XXV, XXVII e XLIV.
XLV assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A.,	~~XLV~~XXIX assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A.,	Renumerado, considerando a reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos.

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
assegurando a aplicação integral nas datas-bases dos valores tarifários estabelecidos pelo poder concedente.	assegurando a aplicação integral nas datas-bases dos valores tarifários estabelecidos pelo poder concedente;	
NOVO	XXX aprovar a contratação de seguro de responsabilidade civil em favor dos membros dos órgãos estatutários, empregados prepostos e mandatários da Companhia;	Renumerado, antigo Inciso XXII.
NOVO	**XXXI** solicitar auditoria interna periódica sobre as atividades da entidade fechada de previdência complementar que administra plano de benefícios da Companhia;	Renumerado, tendo em vista a exclusão de incisos precedentes. Anteior inciso XXXV.
XXXI exercer as funções normativas das atividades da Companhia, podendo avocar para si qualquer assunto que não se compreenda na competência privativa da Assembleia Geral ou da Diretoria;	~~**XXXI**~~ XXXII exercer as funções normativas das atividades da Companhia, podendo avocar para si qualquer assunto que não se compreenda na competência privativa da Assembleia Geral ou da Diretoria e deliberar sobre os casos omissos deste Estatuto;	Renumerado com ajuste de texto, junção com o inciso XLIV.
Parágrafo Único. Poderá o Conselho de Administração designar à Diretoria a aprovação dos negócios jurídicos de sua competência, em limite de alçada que definir, ressalvada a competência privativa prevista em lei.	~~**Parágrafo Único.** Poderá o Conselho de Administração designar à Diretoria a aprovação dos negócios jurídicos de sua competência, em limite de alçada que definir, ressalvada a competência privativa prevista em lei~~	Reestruturação, com realocação de e reordenação de incisos em relação às atribuições do Conselho de Administração, com junção de incisos para composição de novos incisos. Excluído, deslocado para o Inciso XX.
NOVO	XXXIII manifestar-se favorável ou contrariamente a respeito de qualquer oferta pública de aquisição de ações que tenha por objeto as ações de emissão da Companhia, por meio de parecer prévio fundamentado, divulgado em até 15 (quinze) dias da publicação do edital da oferta pública de aquisição de ações, que deverá abordar, no mínimo: (i) a conveniência e oportunidade da oferta pública de aquisição de ações quanto ao interesse do conjunto dos acionistas e em relação à liquidez dos valores mobiliários de sua titularidade; (ii) as repercussões da oferta pública de aquisição de ações sobre os	Novo, visando adequar o Estatuto aos requisitos mínimos do segmento de listagem do Nível 2 de Governança Corporativa da B3.

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
	interesses da Companhia; (iii) os planos estratégicos divulgados pelo ofertante em relação à Companhia; (iv) outros pontos que o Conselho de Administração considerar pertinentes, bem como as informações exigidas pelas regras aplicáveis estabelecidas pela Comissão de Valores Mobiliários;	
NOVO	XXXIV definir lista tríplice de empresas especializadas em avaliação econômica de empresas para a elaboração de laudo de avaliação das ações da Companhia, nos casos de oferta pública de aquisição das ações para cancelamento de registro de companhia aberta ou para saída do Nível 2 de Governança Corporativa;	Novo, visando adequar o Estatuto aos requisitos mínimos do segmento de listagem do Nível 2 de Governança Corporativa da B3.
NOVO	XXXV fixar prazos, procedimentos e regras aplicáveis à conversão de ações de emissão da Companhia, em conformidade com este Estatuto e a legislação aplicável;	Novo, visando adequar o Estatuto em função do Programa de UNITs.
NOVO	XXXVI fixar prazos, procedimentos e regras aplicáveis à emissão de *Units*, em conformidade com este Estatuto e a legislação aplicável; e	Novo, visando adequar o Estatuto em função do Programa de UNITs.
XXXII conceder licença ao Diretor Presidente da Companhia e ao Presidente do Conselho de Administração;	**XXXVII** conceder licença ao Diretor Presidente da Companhia e ao Presidente do Conselho de Administração.	Renumerado, tendo em vista a inserção de Incisos precedentes.
NOVO	**XXXVIII** aprovar a alteração do endereço completo da Companhia, dentro do município sede, conforme definido no Art. 3º.	Novo, visando regulamentar a definição do endereço completo da Companhia, dentro do município Sede.
Art. 31 Compete ao Presidente do Conselho de Administração conceder licença a seus membros, presidir as reuniões, dirigir os trabalhos, bem como coordenar o processo de avaliação de desempenho de cada conselheiro, do órgão colegiado e comitês estatutários, nos termos do presente Estatuto.	**Art. ~~31~~ 29** Compete ao presidente do Conselho de Administração, além das atribuições previstas no Regimento Interno, conceder licença a seus membros, presidir as reuniões, dirigir os trabalhos, bem como coordenar o processo de avaliação de desempenho ~~de cada conselheiro,~~ individual e coletiva, de periodicidade anual, dos	Renumerado com ajuste de texto de forma a refletir os órgãos avaliados pelo presidente do Conselho de Administração.

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
	administradores e dos membros dos Comitês Estatutários nos termos do presente Estatuto.	
SEÇÃO II - DIRETORIA	**SEÇÃO II - DIRETORIA**	Mantém inalterado.
Composição, mandato e atribuição	~~**Composição, mandato e atribuição**~~	Excluído. Deslocado após o novo Art. 30
Art. 32 A Diretoria é o órgão executivo de administração e representação, cabendo-lhe assegurar o funcionamento regular da Companhia, em conformidade com a orientação geral traçada pelo Conselho de Administração.	**Art.** ~~**32**~~ **30** A Diretoria é o órgão executivo de administração e representação, cabendo-lhe assegurar o funcionamento regular da Companhia, em conformidade com ~~a orientação geral traçada~~ pelo Conselho de Administração.	Renumerado com ajuste de texto.
Novo	**Composição, mandato e investidura**	Ajuste de texto, considerando que os artigos subsequentes contem regras também relacionadas à investidura.
Art. 33 A Diretoria será composta por 06 (seis) diretores membros, todos residentes no País, eleitos pelo Conselho de Administração, com mandato de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo: 01 (um) Diretor Presidente; 01 (um) Diretor de Gestão Empresarial; 01 (um) Diretor de Finanças e de Relações com Investidores; 01 (um) Diretor Jurídico e de Relações Institucionais; 01 (um) Diretor de Desenvolvimento de Negócios; e 01 (um) Diretor de Governança, Risco e Compliance. A Companhia poderá ter, ainda, 01 (um) Diretor Adjunto.	**Art.** ~~**33**~~ **31** A Diretoria será composta por 06 (seis) diretores membros, todos residentes no País, eleitos pelo Conselho de Administração, ~~com mandato de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas,~~ sendo: 01 (um) Diretor Presidente; 01 (um) Diretor de Gestão Empresarial; 01 (um) Diretor de Finanças e de Relações com Investidores; 01 (um) Diretor Jurídico e ~~de Relações Institucionais~~Regulatório; 01 (um) Diretor de Desenvolvimento de Negócios; e 01 (um) Diretor de Governança, Risco e Compliance. A Companhia poderá ter, ainda, 01 (um) Diretor Adjunto de Comunicação, cujas atribuições serão definidas pelo Conselho de Administração, conforme proposta do Diretor Presidente, no momento de sua eleição.	Renumerado com ajuste de texto de forma a refletir novas funções e denominações dos membros integrantes da Diretoria.
NOVO	Parágrafo Único. As indicações para Diretoria devem observar os requisitos e vedações impostos pelas Leis Federais nº	Novo. Para equalizar o estatuto com regra presente em Art. 17, §8º do Estatuto proposto.

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	Estatuto proposto	Justificativa
	6.404/1976 e nº 13.303/2016 e pela política e norma interna de indicação de membros de órgãos estatutários.	
§ 1º É condição para investidura em cargo de diretoria da Companhia a assunção de compromisso com metas e resultados específicos a serem alcançados, que deverá ser aprovado pelo Conselho de Administração, a quem incumbe fiscalizar seu cumprimento.	~~§ 1º~~ **Art. 32** É condição para investidura em cargo de diretoria da Companhia a assunção de compromisso com metas e resultados específicos a serem alcançados, que deverá ser aprovado pelo Conselho de Administração, a quem incumbe fiscalizar seu cumprimento	Renumerado, sendo transformado em Artigo, devido à reestruturação do Estatuto da Companhia.
NOVO	**Atribuições**	
NOVO	**Art. 33** A Diretoria tem poderes para praticar os atos necessários ao funcionamento regular da Companhia e à consecução do objeto social, observadas as disposições legais, estatutárias e constantes do seu Regimento Interno.	Novo, visando a conferir maior clareza às atribuições da Diretoria.
§ 2º A Diretoria deverá apresentar, até a última reunião ordinária do Conselho de Administração do ano anterior, a quem compete sua aprovação:	~~§ 2º A~~**Parágrafo Único.** Sem prejuízo do disposto no Art. 46, compete à Diretoria ~~deverá~~administrar e gerir os negócios da Companhia de forma sustentável, cabendo-lhe apresentar, até a última reunião ordinária do Conselho de Administração do ano anterior~~, a quem compete sua aprovação~~:	Renumerado, com ajuste de texto de modo a esclarecer que o foco de atuação da Diretoria deve vislumbrar a gestão sustentável dos negócios da Companhia.
I plano de negócios para o exercício anual seguinte; e	I plano de negócios para o exercício anual seguinte;	Ajuste de texto, excluindo "e".
II estratégia de longo prazo atualizada com análise de riscos e oportunidades para, no mínimo, os próximos 05 (cinco) anos.	II ~~estratégia~~as bases, diretrizes e estratégias de longo prazo ~~atualizada com~~para a elaboração do planejamento estratégico, os planos e programas anuais e plurianuais, contemplando a análise de riscos e oportunidades para~~, no~~ um horizonte mínimo~~, os próximos~~ de 05 (cinco) anos; e	Ajuste de texto, visando a esclarecer as atribuições da diretoria referentes à elaboração do planejamento estratégico e dos planos e programas anuais e plurianuais da Companhia.
NOVO	III os orçamentos de custeio e de investimentos da Companhia para o exercício anual seguinte, visando ao alcance das estratégias empresariais.	Novo, visando a regular a atribuição da Diretoria relacionada à apresentação dos orçamentos previstos no novo Art. 28, VI.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
Art. 34 São atribuições do Diretor Presidente:	**Art. 34**~~São atribuições do~~ Compete ao Diretor Presidente:	Ajuste de texto, esclarecendo competências do Diretor Presidente.
I dirigir e coordenar a Companhia;	I dirigir e coordenar a Companhia;	Mantém inalterado.
II representar a Companhia, ativa e passivamente, em juízo ou fora dele, podendo constituir para este fim, procurador com poderes especiais, inclusive com poderes para receber citações iniciais e notificações, observado o Art. 44 do presente Estatuto;	II representar a Companhia, ativa e passivamente, em juízo ou fora dele, podendo constituir para este fim, procurador com poderes especiais, inclusive com poderes para receber citações iniciais e notificações, observado o Art. ~~44~~38 e seguintes do presente Estatuto;	Ajuste de texto, visando adequar a referência cruzada.
III dirigir e coordenar os assuntos relacionados ao planejamento e desempenho empresarial;	III dirigir e coordenar os assuntos relacionados ao planejamento e desempenho empresarial;	Mantém inalterado.
IV zelar para o atingimento das metas da Companhia, estabelecidas de acordo com as orientações gerais da Assembleia Geral e do Conselho de Administração;	IV zelar para o atingimento das metas da Companhia, estabelecidas de acordo com as orientações gerais da Assembleia Geral e do Conselho de Administração;	Mantém inalterado.
V apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração;	V apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração;	Mantém inalterado.
VI dirigir e coordenar os trabalhos da Diretoria;	VI dirigir e coordenar os trabalhos da Diretoria;	Mantém inalterado.
VII convocar e presidir as reuniões da Diretoria;	VII convocar e presidir as reuniões da Diretoria;	Mantém inalterado.
VIII conceder licença aos demais membros da Diretoria; e	VIII conceder licença aos demais membros da Diretoria e indicar o substituto nos casos de ausência ou impedimento temporário;	Ajuste de texto, visando esclarecer as regras para indicação de substituto em caso de ausência temporária.
IX resolver questões de conflito de interesse ou conflito de competência entre Diretorias;	IX resolver questões de conflito de interesse ou conflito de competência entre as Diretorias;	Mantém inalterado.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
NOVO	X propor ao Conselho de Administração a indicação dos Diretores Executivos, observado os requisitos e vedações estabelecidos em política e normas internas;	Novo, regulamentando práticas vigentes na Companhia.
NOVO	XI deliberar sobre a adesão e permanência em compromissos voluntários assumidos pela Copel Holding e pelas Subsidiárias Integrais; e	Novo, regulamentando práticas vigentes na Companhia.
NOVO	XII exercer outras atribuições que lhe forem conferidas pelo Conselho de Administração, observada a legislação vigente e nos termos deste estatuto.	Novo, regulamentando práticas vigentes na Companhia.
Art. 35 São atribuições dos demais diretores:	**Art. 35** São atribuições dos demais diretores:	Mantém inalterado.
I gerir as atividades da sua área de atuação;	I gerir as atividades objeto da sua área de atuação, estabelecidas no Regimento Interno da Diretoria;	Ajuste de texto, considerando as atribuições estabelecidas em regimento interno da Diretoria.
II participar das reuniões de Diretoria, concorrendo para a definição das políticas a serem seguidas pela Companhia e relatar os assuntos da sua respectiva área de atuação; e	II participar das reuniões de Diretoria, ~~concorrendo~~contribuindo para a definição e aplicação das políticas a serem seguidas pela Companhia e relatar sobre os assuntos relevantes da sua respectiva área de atuação; e	Ajuste de texto, esclarecendo atribuições dos demais diretores.
III cumprir e fazer cumprir a orientação geral dos negócios da Companhia, estabelecida pelo Conselho de Administração na gestão de sua área específica de atuação.	III cumprir e fazer cumprir a orientação geral dos negócios da Companhia,. estabelecida pelo Conselho de Administração ~~na~~no que se refere à gestão de sua área específica de atuação.	Ajuste de texto, esclarecendo a redação do Inciso atual.
§ 1º As demais atribuições individuais dos diretores serão fixadas em regimento interno da diretoria, aprovado pelo Conselho de Administração.	**§ 1º** As demais atribuições individuais dos ~~diretores~~diretores serão ~~fixadas em regimento interno~~detalhadas no Regimento Interno da ~~diretoria, aprovado pelo Conselho de Administração~~Diretoria.	Ajuste de texto, visando demonstrar que as atribuições serão fixadas em Regimento Interno.
§ 2º A competência da Diretoria para celebrar quaisquer negócios jurídicos incluindo a aquisição, alienação ou oneração de ativos, a obtenção de empréstimos e	~~§ 2º A competência da Diretoria para celebrar quaisquer negócios jurídicos incluindo a aquisição, alienação ou oneração de ativos, a obtenção de empréstimos e financiamentos, renúncia, transação e a assunção de~~	Excluído, conteúdo deslocado para Art. 42, Parágrafo único.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)

QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
financiamentos, renúncia, transação e a assunção de obrigações em geral deverá observar os limites previstos na legislação e regulamentação estadual vigentes e os limites de alçada definidos em Regimento Interno da Diretoria, aprovado pelo Conselho de Administração.	~~obrigações em geral deverá observar os limites previstos na legislação e regulamentação estadual vigentes e os limites de alçada definidos em Regimento Interno da Diretoria, aprovado pelo Conselho de Administração~~	
§ 3º Além das atribuições estabelecidas neste Estatuto, compete a cada diretor assegurar a cooperação e o apoio aos demais diretores no âmbito de suas respectivas competências, visando à consecução dos objetivos e interesses da Companhia.	**§ ~~3~~2º** Além das atribuições estabelecidas neste Estatuto, compete ~~a cada diretor~~aos diretores assistir e auxiliar o Diretor Presidente na administração dos negócios da Companhia, bem como assegurar a cooperação e o apoio aos demais diretores no âmbito de suas respectivas competências, visando à consecução dos objetivos e interesses da Companhia.	Renumerado com ajuste de texto, visando esclarecer a necessidade dos Diretores Executivos auxiliarem o Diretor Presidente na Administração dos negócios da Companhia.
§ 4º Os diretores exercerão seus cargos na Companhia, sendo permitido o exercício concomitante e não remunerado em cargos de administração das subsidiárias integrais e controladas.	**§ ~~4~~3º** Os diretores exercerão seus cargos na Companhia, sendo permitido o exercício concomitante e não remunerado em cargos de administração das Subsidiárias Integrais e controladas.	Renumerado, tendo em vista a exclusão de parágrafo precedente.
Art. 36 A Companhia terá uma área responsável pela verificação de cumprimento de obrigações e gestão de riscos, que se reportará diretamente ao Diretor Presidente e será liderada por diretor estatutário, nos termos da Lei Federal 13.303/2016, com atribuições relativas ao gerenciamento de riscos corporativos e de controles internos, *compliance*, integridade, código de conduta e programa de integridade, dentre outras definidas no Regimento Interno da Diretoria.	**Art. 36** A ~~Companhia terá uma área~~Diretoria de Governança, Risco e Compliance é responsável pela verificação ~~de~~do cumprimento de obrigações e gestão de riscos~~, que se reportará diretamente ao Diretor Presidente e será liderada por diretor estatutário, nos termos da Lei Federal 13.303/2016~~, com atribuições relativas ao gerenciamento de riscos corporativos e de controles internos, compliance, integridade, código de conduta e programa de integridade, dentre outras definidas no Regimento Interno da Diretoria.	Ajuste de texto, visando a aprimorar o regramento de governança corporativa da Companhia.
§ 1º O diretor responsável pela referida área poderá se reportar diretamente ao Conselho de Administração em situações em que se suspeite do envolvimento do Diretor	**§ 1º** O ~~diretor responsável pela referida área~~Diretor de Governança, Risco e Compliance poderá ~~se~~ reportar-se diretamente ao Conselho de Administração em situações em	Ajuste de texto, esclarecendo a competência do Diretor de Governança, Risco e Compliance.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada.	que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada.	
§ 2º Para o exercício de suas atribuições, a área terá assegurada a sua atuação independente e o acesso a todas as informações e documentos necessários.	§ 2º Para o exercício de suas atribuições, a ~~área~~Diretoria terá assegurada a sua atuação independente e o acesso a todas as informações e documentos necessários.	Ajuste de texto, esclarecendo que existe diretoria responsável pelo tema.
NOVO	**Art. 37 O** Diretor de Finanças e de Relações com Investidores é responsável por prestar informações ao público investidor, à Comissão de Valores Mobiliários do Brasil, à *Securities and Exchange Commission* dos Estados Unidos da América e às Bolsas de Valores em que a Companhia estiver listada e por manter atualizado o registro de companhia aberta, cumprindo toda a legislação e regulamentação aplicável.	Novo, visando clarificar atribuições do DFI.
Representação da Companhia	**Representação da Companhia**	Mantém inalterado.
Art. 44 A Companhia obriga-se perante terceiros:	**Art. ~~44~~ 38** A Companhia obriga-se perante terceiros:	Renumerado, tendo em vista a exclusão de Artigos anteriores.
I pela assinatura de 02 (dois) diretores, sendo 01 (um) necessariamente o Diretor Presidente ou o diretor responsável pela área financeira, e o outro, o diretor com atribuições da área respectiva a que o assunto se referir;	I pela assinatura de 02 (dois) diretores, sendo 01 (um) necessariamente o Diretor Presidente ou o diretor responsável pela área financeira, e o outro, o diretor com atribuições da área respectiva a que o assunto se referir;	Mantém inalterado.
II pela assinatura de 01 (um) diretor e 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato;	II pela assinatura de 01 (um) diretor e 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato;	Mantém inalterado.
III pela assinatura de 02 (dois) procuradores, conforme os poderes constantes do respectivo instrumento de mandato;	III pela assinatura de 02 (dois) procuradores, conforme os poderes constantes do respectivo instrumento de mandato;	Mantém inalterado.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
IV pela assinatura de 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato, nesse caso exclusivamente para a prática de atos específicos.	IV pela assinatura de 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato, nesse caso exclusivamente para a prática de atos específicos.	Mantém inalterado.
NOVO	**Parágrafo Único.** O Diretor de Finanças e de Relações com Investidores pode, individualmente, representar a Companhia perante a Comissão de Valores Mobiliários, a *Securities and Exchange Comission* dos Estados Unidos da América, a B3, a instituição financeira prestadora dos serviços de escrituração de ações da Companhia e entidades administradoras de mercados organizados nos quais os valores mobiliários da Companhia estejam admitidos à negociação.	Novo, visando a esclarecer as atribuições do DFI referentes à representação da Companhia perante órgãos reguladores do mercado de capitais e entidades administradoras de mercados organizados.
§ 1º Os instrumentos de mandato serão outorgados com prazo determinado de validade e especificarão os poderes conferidos; apenas as procurações para o foro em geral terão prazo indeterminado.	**Art.** ~~**§ 1º**~~ **39** Os ~~instrumentos de~~diretores poderão constituir mandatários da Companhia, devendo ser especificados no instrumento os atos ou operações que poderão praticar e a duração do mandato ~~serão outorgados com prazo determinado de validade e especificarão os poderes conferidos;~~, sendo que, apenas as procurações para o foro em geral terão prazo indeterminado.	Renumerado com ajuste de texto visando melhor regulamentar procedimentos para constituição de mandatários.
§ 2º Na hipótese descrita no inciso III do Art. 44 do presente Estatuto, os instrumentos de mandato deverão ser assinados por 02 (dois) membros da Diretoria.	~~§ 2º Na hipótese descrita no inciso III do Art. 44 do presente Estatuto, os instrumentos de mandato deverão ser assinados por 02 (dois) membros da Diretoria.~~§ 1º As procurações outorgadas pela Companhia devem ser assinadas por 2 (dois) diretores conjuntamente, especificando os poderes outorgados e com prazo de vigência de, no máximo, 1 (um) ano.	Ajuste de texto, com o objetivo de definir regra geral única para regulamentar a representação através de mandatários.
§ 3º Os instrumentos de mandato especificarão expressamente os poderes especiais, os atos ou as operações outorgadas, dentro dos limites dos poderes dos	§ ~~3º~~ 2º Os instrumentos de mandato especificarão expressamente os poderes especiais, os atos ou as operações outorgadas, dentro dos limites dos poderes dos diretoresque	Renumerado, tendo em vista a exclusão de parágrafo anterior.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 4/2/2021 – pág. 45/92

MINUTA

ESTATUTO SOCIAL COPEL (HOLDING)

QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
diretores que os outorgam, bem como a duração do mandato por prazo determinado de validade, vedado o substabelecimento, salvo na hipótese de procuração para fins de representação judicial da Companhia, que poderá ser por prazo indeterminado e com possibilidade de substabelecimento nas condições delimitadas no referido instrumento.	os outorgam, bem como a duração do mandato por prazo determinado de validade, vedado o substabelecimento, salvo na hipótese de procuração para fins de representação judicial da Companhia, que poderá ser por prazo indeterminado e com possibilidade de substabelecimento nas condições delimitadas no referido instrumento.	
§ 4º Poderá qualquer dos diretores representar individualmente a Companhia, quando o ato a ser praticado impuser representação singular e nos casos em que o uso da assinatura eletrônica impossibilite que duas ou mais pessoas assinem o mesmo documento, mediante autorização da Diretoria Reunida.	~~§ 4º~~ **Art. 40** Poderá qualquer dos diretores representar individualmente a Companhia, quando o ato a ser praticado impuser representação singular e nos casos em que o uso da assinatura eletrônica impossibilite que duas ou mais pessoas assinem o mesmo documento, mediante autorização da Diretoria Reunida.	Renumerado, tendo em vista a exclusão de Artigos anteriores.
§ 5º Quando o instrumento de mandato tiver por objeto a prática de ato que depender de prévia autorização da Diretoria ou do Conselho de Administração, somente poderá ser outorgado após essa autorização, que deverá ser mencionada em seu texto.	~~§ 5º Quando o instrumento de mandato tiver por objeto a prática de ato que depender de prévia autorização da Diretoria ou do Conselho de Administração, somente poderá ser outorgado após essa autorização, que deverá ser mencionada em seu texto.~~	Excluído, conteúdo contemplado no Art. 39.
Vacância e substituição	**Vacância e substituição**	Mantém inalterado.
Art. 37 Nas vacâncias, ausências ou impedimentos temporários de qualquer diretor, o Diretor Presidente designará outro membro da Diretoria para acumular as funções.	**Art. ~~37~~41** Nas vacâncias, ausências ou impedimentos temporários de qualquer diretor, o Diretor Presidente designará outro membro da Diretoria para acumular as funções.	Mantém inalterado.
§ 1º Nas suas ausências e impedimentos temporários, o Diretor Presidente será substituído pelo diretor por ele	**§ 1º** Nas suas ausências e impedimentos temporários, o Diretor Presidente será substituído pelo diretor por ele indicado e, se não houver indicação, os demais diretores elegerão, no ato, seu substituto.	Mantém inalterado.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
indicado e, se não houver indicação, os demais diretores elegerão, no ato, seu substituto.		
§ 2º Os diretores não poderão se afastar do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença médica ou nas hipóteses autorizadas pelo Conselho de Administração.	**§ 2º** Os diretores não poderão se afastar do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença médica ou nas hipóteses autorizadas pelo Conselho de Administração.	Mantém inalterado.
§ 3º Os diretores poderão solicitar ao Conselho de Administração afastamento por licença não remunerada, desde que por prazo não superior a 03 (três) meses, a qual deverá ser registrada em ata.	**§ 3º** Os diretores poderão solicitar ao Conselho de Administração afastamento por licença não remunerada, desde que por prazo não superior a 03 (três) meses, a qual deverá ser registrada em ata.	Mantém inalterado.
Art. 38 Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, caberá ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, eleger o substituto, que completará o mandato do substituído. Até que se realize a eleição, poderá a Diretoria designar 01 (um) substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.	**Art. ~~38~~42** Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, caberá ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, eleger o substituto, que completará o mandato do substituído.	Renumerado com ajuste de texto, visando esclarecer regras de preenchimento de membro vacante na diretoria.
NOVO	**Parágrafo Único.** Até que se realize a eleição, poderá a Diretoria designar 01 (um) substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.	Desdobramento do artigo para facilitar o entendimento.
SEÇÃO III – DIRETORIA REUNIDA (REDIR)	**SEÇÃO III – DIRETORIA REUNIDA (REDIR)**	Mantém inalterado.
Funcionamento	**Funcionamento**	Mantém inalterado.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)

QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
Art. 39 A Diretoria se reunirá quinzenalmente de forma ordinária e extraordinariamente sempre que necessário, por convocação do Diretor Presidente ou de outros 02 (dois) diretores quaisquer.	**Art.** ~~39~~43 A Diretoria se reunirá quinzenalmente de forma ordinária e extraordinariamente sempre que necessário, por convocação do Diretor Presidente ou de outros 02 (dois) diretores quaisquer.	Renumerado, tendo em vista a inserção de Artigos precedentes.
§ 1º As reuniões da Diretoria serão instaladas pela presença da maioria dos diretores em exercício, considerando-se aprovada a matéria que obtiver a concordância da maioria dos presentes; no caso de empate, prevalecerá a proposta que contar com o voto do Diretor Presidente.	**§ 1º** As reuniões da Diretoria serão instaladas pela presença da maioria dos diretores em exercício, considerando-se aprovada a matéria que obtiver a concordância da maioria simples dos presentes; no caso de empate, prevalecerá a proposta que contar com o voto do Diretor Presidente.	Ajuste de texto, com o objetivo de esclarecer que a maioria necessária nas reuniões da diretoria para aprovar uma matéria é simples.
§ 2º A cada diretor presente conferir-se-á o direito a 01 (um) único voto, mesmo na hipótese de eventual acumulação de funções de diretores. Não será admitido o voto por representação.	**§ 2º** A cada diretor presente conferir-se-á o direito a 01 (um) único voto, mesmo na hipótese de eventual acumulação de funções de diretores. Não será admitido o voto por representação.	Mantém inalterado.
§ 3º As deliberações da Diretoria constarão de ata lavrada em livro próprio e assinada por todos os presentes.	**§ 3º** As deliberações da Diretoria constarão de ata lavrada em livro próprio e assinada por todos os presentes.	Mantém inalterado.
NOVO	**§ 4º** O Diretor Adjunto de Comunicação, caso eleito, poderá participar das reuniões da Diretoria, mas não terá direito a voto.	Novo, de modo a esclarecer que o Diretor Adjunto de Comunicação poderá participar das reuniões da Diretoria, mas sem direito de voto.
Art. 40 Fica facultada, se necessária, a participação não presencial dos diretores, nas reuniões ordinárias e extraordinárias, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o diretor que participar remotamente será considerado presente à reunião, e seu voto válido para todos os efeitos legais e incorporado à ata da referida reunião.	**Art.** ~~40~~44 Fica facultada, se necessária, a participação não presencial dos diretores, nas reuniões ordinárias e extraordinárias, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o diretor que participar remotamente será considerado presente na reunião, e seu voto válido para todos os efeitos legais e incorporado à ata da referida reunião.	Renumerada, tendo em vista a inserção de Artigos precedentes.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)

QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
Art. 41 As reuniões da Diretoria serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio.	**Art. ~~41~~45** As reuniões da Diretoria serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio.	Renumerada, tendo em vista a inserção de Artigos precedentes
Atribuições	**Atribuições**	Mantém inalterada.
Art. 42 Além das atribuições definidas em lei, compete à Diretoria Reunida:	**Art. ~~42~~46** Além das atribuições definidas em lei e no Regimento Interno da Diretoria, compete à Diretoria Reunida:	Renumerado com ajuste de texto, visando esclarecer que as atribuições da Diretoria são aquelas definidas em Lei e em seu Regimento Interno.
I gerir os negócios da Companhia de forma sustentável, considerando os fatores econômicos, sociais, ambientais, de mudança do clima e de governança corporativa, bem como os riscos e oportunidades relacionados, em todas as atividades sob sua responsabilidade;	I deliberar sobre os negócios da Companhia de forma sustentável, considerando o seu objeto social, os fatores econômicos, sociais, ambientais, de mudança do clima e de governança corporativa, bem como os riscos e oportunidades; ~~em todas as atividades sob sua responsabilidade;~~	Ajuste de texto, visando adequar as competências da Diretoria em relação à deliberação sobre os negócios da Companhia.
II cumprir e fazer cumprir o Estatuto Social da Companhia e as deliberações da Assembleia Geral e do Conselho de Administração;	II cumprir e fazer cumprir a legislação aplicável, o Estatuto Social ~~da Companhia~~, as políticas e normas internas da Companhia e as deliberações da Assembleia Geral e do Conselho de Administração;	Ajuste de texto, visando esclarecer o que a Diretoria deve fazer cumprir.
III elaborar e submeter à aprovação do Conselho de Administração:	III ~~elaborar~~ instruir e submeter à aprovação do Conselho de Administração, manifestando-se previamente sobre:	Ajuste de texto, visando esclarecer que a Diretoria deve instruir o CAD.
a) as bases e diretrizes para a elaboração do plano estratégico, bem como dos programas anuais e plurianuais;	a) os planos e programas anuais e plurianuais, alinhando os dispêndios de investimentos, aos respectivos projetos, contemplando a análise de riscos e oportunidades para um horizonte mínimo de 05 (cinco) anos;	Ajuste de texto, junção de alíneas a) e b).
b) o plano estratégico contendo planos plurianuais e programas anuais de dispêndios e de investimentos, com	~~b) o plano estratégico contendo planos plurianuais e programas anuais de dispêndios e de investimentos, com seus respectivos projetos, metas de resultado e índices de avaliação de desempenho;~~	Excluída. Atribuição deslocada para a Diretoria, passando ao Art. 33, II deste Estatuto.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	Estatuto proposto	Justificativa
seus respectivos projetos, metas de resultado e índices de avaliação de desempenho;		
c) o orçamento da Companhia, com a indicação das fontes e aplicações dos recursos bem como suas alterações;	~~c)~~**b)** o orçamento da Companhia, com a indicação das fontes e aplicações dos recursos bem como suas alterações;	Renumerado, tendo em vista a exclusão de Alínea anterior.
d) os projetos de investimento em novos negócios, participações em novos empreendimentos, bem como sobre a participação em outras sociedades, aprovação da constituição, encerramento ou alteração de quaisquer sociedades, empreendimentos ou consórcios;	~~d)~~ c) os projetos de investimento, participações em novos negócios, outras sociedades, consórcios, *joint ventures*, Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, empreendimentos ou consórcios;	Renumerado com ajuste de texto, visando esclarecer as competências da Diretoria Reunida.
e) a avaliação do resultado de desempenho das atividades da Companhia;	~~e)~~ d) ~~a avaliação do~~ o resultado de desempenho das atividades da Companhia;	Renumerado com ajuste de texto, visando esclarecer as competências da Diretoria Reunida.
f) trimestralmente, os relatórios da Companhia acompanhados das demonstrações financeiras;	~~f)~~ e) ~~trimestralmente~~ os relatórios trimestrais da Companhia, acompanhados das demonstrações financeiras;	Renumerado com ajuste de texto, visando esclarecer as competências da Diretoria Reunida..
g) anualmente, o Relatório da Administração, acompanhado do balanço patrimonial e demais demonstrações financeiras e respectivas notas explicativas, com o parecer dos auditores independentes e a proposta de destinação do resultado do exercício;	~~g)~~ f) ~~anualmente,~~ o Relatório da Administração acompanhado das demonstrações financeiras e respectivas notas explicativas, com o parecer dos auditores independentes e a proposta de destinação do resultado do exercício;	Renumerado com ajuste de texto, visando esclarecer as competências da Diretoria Reunida.
h) proposta relacionada à política de pessoal; e	~~h)~~ g) o Relato Integrado ou o Relatório de Sustentabilidade da Companhia, a Carta Anual de Políticas Públicas e de Governança Corporativa e demais relatórios corporativos a serem subscritos pelo Conselho de Administração;	Renumerado com ajuste de texto, visando esclarecer as competências da Diretoria Reunida.
i) o Regimento Interno da Diretoria, regulamentos e políticas gerais da Companhia.	~~i)~~**h)** o Regimento Interno da Diretoria, regulamentos e políticas gerais da Companhia.	Renumerado, tendo em vista a exclusão de Alíneas precedentes.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
NOVO	i) as revisões do Código de Conduta e o Programa de Integridade da Companhia, em conformidade com a legislação aplicável;	Novo, em decorrência das alterações de atribuições do Conselho de Administração
NOVO	j) as transações entre partes relacionadas, dentro dos critérios e limites definidos pela Companhia;	Novo, em decorrência das alterações de atribuições do Conselho de Administração
NOVO	k) o regulamento interno de licitação e contratos;	Novo, em decorrência das alterações de atribuições do Conselho de Administração
IV aprovar:	**IV** aprovar:	Mantém inalterado.
a) os critérios de avaliação técnico-econômica para os projetos de investimentos, com os respectivos planos de delegação de responsabilidade para sua execução e implantação;	a) os critérios de avaliação técnico-econômica para os projetos de investimentos, com os respectivos planos de delegação de responsabilidade para sua implantação e execução;	Ajuste de texto, visando esclarecer a avaliação para os projetos de investimento.
b) o plano de contas contábil;	**b)** o plano de contas contábil;	Mantém inalterado.
c) o plano anual de seguros da Companhia; e	**c)** o plano anual de seguros da Companhia; ~~e~~	Ajuste de texto, considerando que houve alteração na ordem de alíneas.
d) residualmente, dentro dos limites estatutários e regimentais, tudo o que se relacionar com atividades da Companhia e que não seja de competência privativa do Diretor Presidente, do Conselho de Administração ou da Assembleia Geral, observadas as recomendações do Comitê de Auditoria Estatutário.	d) residualmente, dentro dos limites estatutários e regimentais, tudo o que se relacionar com atividades da Companhia e que não seja de competência privativa do Diretor Presidente, do Conselho de Administração ou da Assembleia Geral; ~~observadas as recomendações do Comitê de Auditoria Estatutário~~	Ajuste de texto, tendo em vista que o Comitê de Auditoria Estatutário é órgão de assessoramento do Conselho de Administração.
IX indicar os representantes da Companhia nos órgãos estatutários das sociedades em que esta ou suas subsidiárias integrais tenham ou venham a ter participação direta ou indireta;	~~IX~~ e) indicação dos representantes da Companhia nos órgãos estatutários das sociedades em que esta ou suas Subsidiárias Integrais tenham ou venham a ter participação direta ou indireta;	Renumerado, tendo em vista a reordenação do Inciso IX.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
NOVO	f) a participação corporativa em associações de classe e entidades não governamentais; e	Ajuste de texto para regulamentar prática existente na Companhia.
NOVO	g) proposta relacionada à política de pessoal.	Ajuste em decorrência das alterações de atribuições do Conselho de Administração
V autorizar, observados os limites e as diretrizes fixadas pela lei e pelo Conselho de Administração:	V autorizar, observados os limites e as diretrizes fixadas pela lei e pelo Conselho de Administração e os limites de alçada estabelecidos em normativa interna e no Regimento Interno da Diretoria:	Ajuste de texto, em razão da previsão de que o Conselho de Administração pode determinar limites de alçada no Regimento Interno.
a) atos de renúncia ou transação judicial ou extrajudicial, para por fim a litígios ou pendências, podendo fixar limites de valor para a delegação da prática desses atos pelo Diretor Presidente ou qualquer outro diretor; e	**a)** atos de renúncia ou transação judicial ou extrajudicial, para por fim a litígios ou pendências, podendo fixar limites de valor para a delegação da prática desses atos pelo Diretor Presidente ou qualquer outro diretor; e	Mantém inalterado.
b) celebração de quaisquer negócios jurídicos observados os limites previstos nos regimentos internos da Companhia, bem como na legislação vigente aplicável, sem prejuízo da competência atribuída pelo Estatuto ao Conselho de Administração, incluindo a aquisição, alienação ou oneração de ativos, a obtenção de empréstimos e financiamentos, a assunção de obrigações em geral e ainda a associação com outras pessoas jurídicas.	b) celebração de quaisquer negócios jurídicos quando o valor da operação não ultrapassar 2% (dois por cento) do patrimônio líquido, sem prejuízo da competência atribuída pelo Estatuto ao Conselho de Administração, incluindo aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas.	Ajuste de texto, visando esclarecer a alçada decisória da Diretoria.
NOVO	**Parágrafo Único.** Quando o valor acumulado da aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas atingir 5% (cinco por cento) do Patrimônio Líquido da Companhia, no decorrer do exercício fiscal, encaminhar relatório para deliberação pelo Conselho de Administração.	Ajuste em linha as práticas já adotadas pela Companhia.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	Estatuto proposto	Justificativa
VI propor as políticas e o Código de Conduta da Companhia, assegurando o cumprimento desses no âmbito de sua atuação, em conformidade com o disposto na Lei Federal nº 13.303/2016 e demais legislações aplicáveis;	~~VI propor as políticas e o Código de Conduta da Companhia, assegurando o cumprimento desses no âmbito de sua atuação, em conformidade com o disposto na Lei Federal nº 13.303/2016 e demais legislações aplicáveis;~~	Excluído, deslocado para alínea i) do Inciso III.
VII definir as premissas para constituição das estruturas organizacionais da Companhia, de suas subsidiárias integrais e das sociedades de propósito específico integrais;	~~VII~~ VI ~~definir~~ estabelecer as premissas e aprovar a constituição das estruturas organizacionais da Companhia e de suas Subsidiárias Integrais;	Renumerado, com ajuste de texto, visando esclarecer as competências da Diretoria.
VIII negociar e firmar instrumentos de gestão entre a Companhia, suas subsidiárias integrais e sociedades de propósito específico integrais;	~~VIII~~VII negociar e firmar instrumentos de gestão entre a Companhia, suas Subsidiárias Integrais e Sociedades de Propósito Específico Integrais;	Renumerado, tendo em vista a exclusão de Inciso precedente.
X definir e acompanhar o cumprimento de diretrizes e políticas da Companhia nas suas subsidiárias integrais, nas sociedades direta ou indiretamente controladas e, no caso das participações minoritárias diretas ou indiretas, fiscalizar as práticas de governança e o controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes;	~~X~~ VIII estabelecer e monitorar práticas de governança, controles internos, diretrizes e políticas para suas Subsidiárias Integrais, nas sociedades direta ou indiretamente controladas e, no caso das participações minoritárias diretas ou indiretas, proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes;	Renumerado com ajuste de texto, visando esclarecer as competências da Diretoria.
XI as atividades relativas à geração de produtos e serviços, inerentes ao objeto social da Companhia e de competência de Diretoria, serão executadas por sociedades nas quais a Companhia participe, que terão as seguintes atribuições:	~~XI as atividades relativas à geração de produtos e serviços, inerentes ao objeto social da Companhia e de competência de Diretoria, serão executadas por sociedades nas quais a Companhia participe, que terão as seguintes atribuições:~~	Excluído, por não refletir atribuições da Diretoria Reunida.
a) planejar, organizar, coordenar, comandar e controlar o negócio da Companhia sob sua responsabilidade;	~~a) planejar, organizar, coordenar, comandar e controlar o negócio da Companhia sob sua responsabilidade;~~	Excluído, por não refletir atribuições da Diretoria Reunida

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
b) obter os resultados técnicos, mercadológicos e de rentabilidade acordados com a Diretoria por intermédio dos instrumentos de gestão; e	~~b) obter os resultados técnicos, mercadológicos e de rentabilidade acordados com a Diretoria por intermédio dos instrumentos de gestão; e~~	Excluído, por não refletir atribuições da Diretoria Reunida
c) atender às diretrizes da Companhia, especialmente as administrativas, técnicas, financeiras e contábeis, bem como às condições definidas nos respectivos instrumentos de gestão.	~~c) atender às diretrizes da Companhia, especialmente as administrativas, técnicas, financeiras e contábeis, bem como às condições definidas nos respectivos instrumentos de gestão.~~	Excluído, por não refletir atribuições da Diretoria Reunida
XII autorizar a abertura, instalação, transferência e a extinção de filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos.	~~XII~~IX autorizar abertura, instalação, transferência e extinção de filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos;	Renumerado, com ajuste de texto esclarecendo a competência da REDIR em definir o endereço dentro da localidade sede da Companhia.
§ 1º Respeitadas as normas aplicáveis, as atividades relativas à gestão das sociedades nas quais a Companhia e suas subsidiárias integrais detêm participação acionária poderão ser executadas por outra subsidiária integral indicada pela Diretoria, observado o dever daquelas de fiscalização com base em práticas de governança e controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes.	~~§1º~~ X indicar, caso decida, a Subsidiária Integral responsável pela execução das atividades relativas à gestão das sociedades nas quais a Companhia e suas Subsidiárias Integrais detêm participação acionária, observado o dever daquelas de fiscalização com base em práticas de governança e controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes; e	Renumerado com ajuste de texto, visando esclarecer as atividades da REDIR em relação à gestão.
NOVO	XI orientar o voto a ser proferido pela Companhia nas Assembleias Gerais das Subsidiárias Integrais e demais sociedades e associações em que a Companhia possua participação direta.	Novo, para regulamentar prática de governança existente na Companhia.
§ 2º Observadas as normas aplicáveis e mediante regulamentação da Diretoria, as atividades relativas à comercialização de produtos e serviços, incluindo a energia adquirida de terceiros e a gerada por subsidiária integral da	~~§ 2º Observadas as normas aplicáveis e mediante regulamentação da Diretoria, as atividades relativas à comercialização de produtos e serviços, incluindo a energia adquirida de terceiros e a gerada por subsidiária integral da~~	Excluído, por não refletir atribuições da Diretoria Reunida

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)

QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
Copel, serão executadas por sociedade na qual a Companhia participe e que detenha tal objeto social específico.	~~Copel, serão executadas por sociedade na qual a Companhia participe e que detenha tal objeto social específico.~~	
§ 3º A Diretoria poderá designar aos demais níveis gerenciais da Companhia, a competência para atuar sobre determinadas matérias no que concerne aos limites de competência individuais atribuídos aos diretores, bem como a assinatura de contratos, convênios, termos de cooperação, enfim, qualquer instrumento que gere obrigação para a Companhia, desde que previamente aprovados dentro dos limites ora estabelecidos.	~~§ 3º A Diretoria poderá designar aos demais níveis gerenciais da Companhia, a competência para atuar sobre determinadas matérias no que concerne aos limites de competência individuais atribuídos aos diretores, bem como a assinatura de contratos, convênios, termos de cooperação, enfim, qualquer instrumento que gere obrigação para a Companhia, desde que previamente aprovados dentro dos limites ora estabelecidos.~~	Excluído, por não refletir atribuições da Diretoria Reunida
NOVO	**Parágrafo Único.** A Diretoria poderá designar mandatários ou conferir poderes aos demais níveis gerenciais da Companhia e da estrutura compartilhada da qual participa, por meio de norma interna ou por instrumento hábil, inclusive em conjunto com as Subsidiárias Integrais, dentro dos limites e competência individuais atribuídos aos diretores, tais como a assinatura de contratos, convênios, termos de cooperação, além de outros instrumentos que gerem obrigação para a Companhia ou suas Subsidiárias Integrais, exceto os atos indelegáveis por lei desde que previamente aprovados dentro dos limites ora estabelecidos.	Renumerado com ajuste de texto, visando a esclarecer as regras de representação e constituição de poderes no âmbito da Companhia.
Art. 43 O Regimento Interno da Diretoria irá detalhar as atribuições individuais de cada diretor, assim como poderá condicionar a prática de determinados atos compreendidos nas áreas de competência específica à prévia autorização da Diretoria Reunida.	**Art. ~~43~~47** O Regimento Interno da Diretoria ~~irá detalhar~~detalhará as atribuições individuais de cada diretor, assim como poderá condicionar a prática de determinados atos compreendidos nas áreas de competência específica à prévia autorização da Diretoria Reunida.	Renumerado com ajuste de texto, tendo em vista a inserção de Artigos precedentes.
CAPÍTULO V – COMITÊS ESTATUTÁRIOS	**CAPÍTULO V – COMITÊS ESTATUTÁRIOS**	Mantém inalterado.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
Art. 45 A Companhia contará com o Comitê de Auditoria Estatutário e o Comitê de Indicação e Avaliação.	**Art.** ~~45~~ **48** A Companhia contará com o Comitê de Auditoria Estatutário, o Comitê de Indicação e Avaliação, o Comitê de Investimentos e Inovação, Comitê de Desenvolvimento Sustentável e o Comitê de Minoritários.	Renumerado, com inclusão dos novos comitês de Investimentos e Inovação, de Desenvolvimento Sustentável e de Minoritários.
Parágrafo Único. Qualquer comitê remunerado deverá ser estatutário, sendo necessária, para sua criação, a reforma do Estatuto Social pela Assembleia Geral.	**Parágrafo Único.** Qualquer comitê remunerado deverá ser estatutário, sendo necessária, para sua criação, a reforma do Estatuto Social pela Assembleia Geral.	Mantém inalterado.
SEÇÃO I - COMITÊ DE AUDITORIA ESTATUTÁRIO (CAE)	**SEÇÃO I - COMITÊ DE AUDITORIA ESTATUTÁRIO (CAE)**	Mantém inalterado.
Art. 46 O Comitê de Auditoria Estatutário é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	**Art.** ~~46~~ **49** O Comitê de Auditoria Estatutário é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	Renumerado tendo em vista a inserção de Artigos precedentes.
Art. 47 O Comitê de Auditoria Estatutário também exercerá suas atribuições e responsabilidades junto às sociedades controladas pela Companhia e suas subsidiárias, que adotarem o regime de Comitê de Auditoria Estatutário único.	**Art.** ~~47~~ **50** O Comitê de Auditoria Estatutário ~~também exercerá~~será único para a Companhia e suas Subsidiárias Integrais, exercendo suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia ~~e suas subsidiárias, que adotarem o regime,~~ mediante deliberação do Conselho de ~~Comitê de Auditoria Estatutário único~~Administração.	Renumerado com ajuste de texto para aprimoramento de redação, refletindo a atuação do CAE.
Art. 48 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	**Art.** ~~48~~ **51** As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	Renumerado, tendo em vista a inserção de Artigos precedentes.
§ 1º Os membros do Comitê de Auditoria Estatutário, em sua primeira reunião, elegerão o seu presidente, dentre seus membros independentes, ao qual caberá dar	**§ 1º** Os membros do Comitê de Auditoria Estatutário, em sua primeira reunião, elegerão o seu presidente, dentre seus membros independentes, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro de atas.	Mantém inalterado.

MINUTA

Estatuto Social Copel Holding – Quadro comparativo de alterações - 4/2/2021 – pág. 56/92

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	Estatuto proposto	Justificativa
cumprimento às deliberações do órgão, com registro no livro de atas.		
§ 2º O Comitê de Auditoria Estatutário será composto por 05 (cinco) membros do Conselho de Administração, eleitos e destituíveis por tal órgão, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, observados os seguintes parâmetros:	§ 2º O Comitê de Auditoria Estatutário será composto por 03 (três) a 05 (cinco) membros escolhidos pelo Conselho de Administração, eleitos e destituíveis por tal órgão, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, observados os seguintes parâmetros:	Ajuste de modo a refletir o regramento aplicável à composição do Comitê de Auditoria Estatutário.
I no mínimo, 03 (três) membros independentes do Conselho de Administração nos termos da Lei Federal nº 13.303/2016; e	I ter a maioria de membros independentes nos termos da Lei Federal nº 13.303/2016;	Ajuste de texto de modo a refletir regramento aplicável à composição do Comitê de Auditoria Estatutário.
II no mínimo, 01 (um) membro com experiência profissional reconhecida em assuntos de contabilidade societária, auditoria e finanças, que o caracterize como "especialista financeiro" nos termos da legislação vigente.	II no mínimo, 01 (um) membro com experiência profissional reconhecida em assuntos de contabilidade societária, auditoria e finanças, que o caracterize como "especialista financeiro" nos termos da legislação vigente;	Mantém inalterado.
NOVO	III no mínimo 01(um) dos membros do Comitê deverá ser integrante do Conselho de Administração;	Novo, de modo a refletir o regramento aplicável à composição do Comitê de Auditoria Estatutário.
NOVO	IV no mínimo 01(um) dos membros do Comitê não será membro do Conselho de Administração e deverá ser escolhido dentre pessoas de mercado de notória experiência e capacidade técnica; e	Novo, de modo a refletir o regramento aplicável à composição do Comitê de Auditoria Estatutário.
NOVO	V o Presidente do Comitê deverá ser membro do Conselho de Administração.	Novo texto de modo a refletir o regramento aplicável à composição do Comitê de Auditoria Estatutário.

MINUTA

Estatuto Social Copel Holding – Quadro comparativo de alterações - 4/2/2021 – pág. 57/92

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
§ 3º Os membros do Comitê de Auditoria Estatutário deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.	**§ 3º** Os membros do Comitê de Auditoria Estatutário deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.	Mantém inalterado.
§ 4º O Comitê de Auditoria Estatutário se reunirá no mínimo bimestralmente ou quando necessário, de modo que as informações contábeis sejam sempre apreciadas antes de sua divulgação e, decidirá por maioria de votos, com registro em ata a ser publicada no website da Companhia.	**§ 4º** O Comitê de Auditoria Estatutário se reunirá ~~no mínimo bimestralmente ou quando~~ : (i) ordinariamente, uma vez por mês; (ii) trimestralmente com o Conselho Fiscal, Conselho de Administração, Auditoria Interna e auditoria independente; e (iii) extraordinariamente, sempre que necessário, ~~de modo que as informações contábeis sejam sempre apreciadas antes de sua divulgação e, decidirá~~decidindo por maioria de votos, com registro em ata a ser ~~publicada~~divulgada, no *website* da Companhia e em conformidade com a legislação aplicável, salvo quando o Conselho de Administração entender que sua publicação poderá colocar em risco interesse legítimo da Companhia, quando divulgará apenas seu extrato.	Ajuste de texto visando a esclarecer a periodicidade das reuniões do CAE.
NOVO	§5º A Auditoria Interna será vinculada funcionalmente ao Conselho de Administração por intermédio do Comitê de Auditoria Estatutário.	Noivo, refletindo às práticas de governança vigentes na Companhia.
Art. 49 É conferido ao Comitê de Auditoria Estatutário autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir ou determinar a realização de consultas, avaliações e investigações dentro do escopo de suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	**Art.** ~~49~~ 52 É conferido ao Comitê de Auditoria Estatutário autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir ou determinar a realização de consultas, avaliações e investigações dentro do escopo de suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	Renumerado, tendo em vista a inserção de artigos precedentes.
SEÇÃO II - COMITÊ DE INDICAÇÃO E AVALIAÇÃO (CIA)	**SEÇÃO II - COMITÊ DE INDICAÇÃO E AVALIAÇÃO (CIA)**	Mantém inalterado.

MINUTA

Estatuto Social Copel Holding – Quadro comparativo de alterações - 4/2/2021 – pág. 58/92

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
Art. 50 O Comitê de Indicação e Avaliação é órgão estatutário de caráter permanente, auxiliar dos acionistas, que verificará a conformidade do processo de indicação e de avaliação dos Administradores, conselheiros fiscais e membros de comitês estatutários, nos termos da legislação vigente.	**Art.** ~~50~~ **53** O Comitê de Indicação e Avaliação é órgão estatutário de caráter permanente, auxiliar dos acionistas, com as prerrogativas conforme previsto na Lei Federal nº 13.303/2016 e no seu Regimento Interno, que verificará a conformidade do processo de indicação e de avaliação dos administradores, conselheiros fiscais e membros de ~~comitês estatutários~~Comitês Estatutários, nos termos da legislação vigente.	Renumerado com ajuste de texto, refletindo as prerrogativas do CIA conforme previsto na Lei Federal nº 13.303/2016 e no seu Regimento Interno.
§ 1º O Comitê de Indicação e Avaliação será composto por 05 (cinco) membros, eleitos e destituídos pela Assembleia Geral, com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas, com a seguinte composição:	**§ 1º** O Comitê de Indicação e Avaliação será composto por 03(três) a 05 (cinco) membros, eleitos e destituídos pela Assembleia Geral, com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas, com a seguinte composição:	Ajuste de texto, refletindo a composição do órgão por deliberação da Assembleia Geral.
a) 03 (três) membros escolhidos pelo acionista controlador; e	a) no mínimo 02 (dois) e no máximo 03 (três) membros escolhidos pelo acionista controlador; e	Ajuste de texto, refletindo a composição do órgão por deliberação da Assembleia Geral.
b) 02 (dois) membros indicados pelo acionista minoritário.	b) no mínimo 01 (um) e no máximo 02 (dois) membros indicados pelos acionistas minoritários.	Ajuste de texto, refletindo a composição do órgão por deliberação da Assembleia Geral.
NOVO	c) será assegurado ao acionista controlador o direito de eleger a maioria dos membro do Comitê.	Novo, refletindo a composição do órgão por deliberação da Assembleia Geral, bem como o direito do Acionista Controlador eleger sua maioria.
§ 2º O Comitê de Indicação e Avaliação da Copel será único para a Copel Holding e suas subsidiárias integrais, podendo ser estendido às empresas controladas, coligadas e demais empresas que a Copel tenha participação, e terá a finalidade de verificar a conformidade do processo de	**§ 2º** O Comitê de Indicação e Avaliação da Copel será único para a Copel Holding e suas Subsidiárias Integrais, podendo ser estendido às empresas controladas, coligadas e demais empresas que a Copel tenha participação~~, e terá a finalidade de verificar a conformidade do processo de indicação e de avaliação dos Administradores, conselheiros fiscais e membros de comitês estatutários~~.	Ajuste de texto, com vistas a aprimorar a redação do dispositivo, considerando que a finalidade do órgão já é refletida no caput do dispositivo.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
indicação e de avaliação dos Administradores, conselheiros fiscais e membros de comitês estatutários.		
§ 3º Os membros do Comitê de Indicação e Avaliação deverão opinar, de modo a auxiliar os acionistas na indicação de Administradores, conselheiros fiscais e membros de comitês estatutários sobre o preenchimento dos requisitos e ausências de vedações para as respectivas eleições.	**§ 3º** Os membros do Comitê de Indicação e Avaliação deverão opinar, de modo a auxiliar os acionistas ~~na~~sobre a conformidade na indicação de ~~A~~administradores, ~~conselheiros fiscais~~conselheiros fiscais e membros de ~~comitês estatutários sobre~~Comitês Estatutários, observando o ~~preenchimento~~cumprimento dos requisitos e ausências de vedações para as respectivas eleições.	Ajuste de texto, visando refletir atribuições do CIA.
§ 4º O Comitê de Indicação e Avaliação decidirá por maioria de votos, com registro em ata, que deverá ser lavrada na forma de sumário dos fatos ocorridos, inclusive das dissidências e dos protestos, e conter a transcrição apenas das deliberações e ser publicada no website da Companhia.	**§ 4º** O Comitê de Indicação e Avaliação ~~decidirá por maioria~~verificará a conformidade do processo de ~~votos, com registro em ata, que deverá ser lavrada na forma de sumário~~avaliação dos ~~fatos ocorridos, inclusive das dissidências~~administradores, conselheiros fiscais e membros dos ~~protestos, e conter a transcrição apenas das deliberações e ser publicada no website~~Comitês Estatutários, de acordo com os parâmetros da ~~Companhia~~Lei Federal nº 13.303/2016.	Ajuste de texto, visando a esclarecer as atribuições do comitê, que constitui órgão de assessoramento.
Art. 51 As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.	**Art. ~~51~~ 54** As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.	Renumerado, tendo em vista a inserção de Artigos precedentes.
§ 1º O Comitê de Indicação e Avaliação se reunirá sempre que necessário e decidirá por maioria de votos, com registro em ata a ser publicada no website da Companhia.	**§ 1º** O Comitê de Indicação e Avaliação se reunirá sempre que necessário e decidirá por maioria de votos, e de acordo com o previsto em seu Regimento Interno, registrará em ata, inclusive as dissidências e protestos, a qual divulgará no *website* da Companhia em conformidade com a legislação aplicável, sem prejuízo da divulgação de outras deliberações que o Comitê entender necessário.	Ajuste de texto, de modo a esclarecer como serão lavradas as atas.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 4/2/2021 – pág. 60/92

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	Estatuto proposto	Justificativa
§ 2º O Presidente do Comitê de Indicação e Avaliação será eleito por seus pares.	§ 2º O Presidente do Comitê de Indicação e Avaliação será eleito por seus pares, em sua primeira reunião, ao qual caberá dar cumprimento às deliberações do órgão.	Ajuste de texto, visando a esclarecer o momento de eleição do presidente do Comitê de Indicação e Avaliação.
NOVO	**SEÇÃO III - COMITÊ DE INVESTIMENTOS E INOVAÇÃO (CII)**	Inclusão de Seção em função da criação de novo Comitê Estatutário
NOVO	**Art. 55** O Comitê de Investimentos e Inovação é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**Art. 56** O Comitê de Investimentos e Inovação será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**Art. 57** As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**§ 1º** O presidente do Comitê de Investimentos e Inovação, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro de atas, será membro do Conselho de Administração, devendo ser eleito na primeira reunião após a eleiçao dos membros do Comitê.	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**§ 2º** O Comitê de Investimentos e Inovação será composto por 03 (três) membros do Conselho de Administração, eleitos e destituídos por aquele colegiado, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo:	Novo, em função da criação de novo Comitê Estatutário.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	Estatuto proposto	Justificativa
NOVO	**I.** 01 (um) deles o secretário executivo do Conselho de Administração; e	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**II.** 01 (um) membro do Conselho de Administração, representante dos acionistas minoritários;	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**§ 3º** Os membros do Comitê de Investimentos e Inovação deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**§ 4º** O Comitê de Investimentos e Inovação se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**Art. 58** É conferido ao Comitê de Investimentos e Inovação autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com contratação e utilização de especialistas externos independentes.	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**SEÇÃO IV - COMITÊ DE DESENVOLVIMENTO SUSTENTÁVEL (CDS)**	Inclusão de Seção em função da criação de novo Comitê Estatutário
NOVO	**Art. 59** O Comitê de Desenvolvimento Sustentável é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**Art. 60** O Comitê de Desenvolvimento Sustentável será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	Novo, em função da criação de novo Comitê Estatutário.

MINUTA

Estatuto Social Copel Holding – Quadro comparativo de alterações - 4/2/2021 – pág. 62/92

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
NOVO	**Art. 61** As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**§ 1º** O presidente do Comitê de Desenvolvimento Sustentável, ao qual caberá dar cumprimento às deliberações do órgão, será membro do Conselho de Administração, devendo ser eleito na primeira reunião após a eleição dos membros do Comitê.	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**§ 2º** O Comitê de Desenvolvimento Sustentável será composto de 03 (três) a 05 (cinco) membros, eleitos e destituídos pelo Conselho de Administração, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, observados os seguintes parâmetros:	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**I** no mínimo 02 (dois) membros do Conselho de Administração, sendo 01 (um) deles o secretário executivo do órgão;	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**II** 01 (um) membro do Comitê de Indicação e Avaliação; e	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**III** até 01 (um) membro externo com experiência profissional reconhecida em assuntos de responsabilidade do Comitê.	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**§ 3º** Os membros do Comitê de Desenvolvimento Sustentável deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**§ 4º** O Comitê de Desenvolvimento Sustentável se reunirá periodicamente, decidindo por maioria de votos, com registro	Novo, em função da criação de novo Comitê Estatutário.

MINUTA

Estatuto Social Copel Holding – Quadro comparativo de alterações - 4/2/2021 – pág. 63/92

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	Estatuto proposto	Justificativa
	em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.	
NOVO	**Art. 62** É conferido ao Comitê de Desenvolvimento Sustentável autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**SEÇÃO V - COMITÊ DE MINORITÁRIOS (CDM)**	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**Art. 63** O Comitê de Minoritários é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**Art. 64** As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**§ 1º** O presidente do Comitê de Minoritários, ao qual caberá dar cumprimento às deliberações do órgão, será eleito pelo Conselho de Administração.	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**§ 2º** O Comitê de Minoritários será composto de 03 (três) membros do Conselho de Aministração, representantes dos acionistas minoritários, eleitos e destituídos pelo Conselho de Administração, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas.	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**§ 3º** Os membros do Comitê de Minoritários deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.	Novo, em função da criação de novo Comitê Estatutário.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)

QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
NOVO	§ 4º O Comitê de Minoritários se reunirá sempre que necessário, conforme os assuntos de sua competência forem tratados pelo Conselho de Administração, decidindo por maioria de votos, com registro em ata, conforme previsto em seu Regimento Interno, inclusive das dissidências e dos protestos.	Novo, em função da criação de novo Comitê Estatutário.
NOVO	**Art. 65** É conferido ao Comitê de Minoritários autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	Novo, em função da criação de novo Comitê Estatutário.
CAPÍTULO VI - CONSELHO FISCAL (CF)	**CAPÍTULO VI - CONSELHO FISCAL (CF)**	Mantém inalterado.
Art. 52 A Companhia contará com um Conselho Fiscal de funcionamento permanente de fiscalização, de atuação colegiada e individual, com as competências e atribuições previstas nas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.	**Art. ~~52~~66** A Companhia contará com um Conselho Fiscal de funcionamento permanente de fiscalização, de atuação colegiada e individual, com as competências e atribuições previstas nas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.	Renumerado, tendo em vista a inserção de artigos precedentes.
Art. 55 O Conselho Fiscal se reunirá ordinariamente 01 (uma) vez por mês e, extraordinariamente, sempre que necessário, quando convocado por qualquer de seus membros ou pela Diretoria, lavrando-se ata em livro próprio.	Art. ~~55~~67 O Conselho Fiscal se reunirá ordinariamente 01 (uma) vez por mês e, extraordinariamente, sempre que necessário, quando convocado por qualquer de seus membros ou pela Diretoria, lavrando-se ata em livro próprio.	Renumerado tendo em vista a inserção de artigos precedentes.
NOVO	**Composição e funcionamento**	
Art. 57 O Conselho Fiscal será composto por 05 (cinco) membros titulares e igual número de suplentes, eleitos em Assembleia Geral, com mandato unificado de 02 (dois)	**Art. 68** O Conselho Fiscal será composto por 05 (cinco) membros titulares e igual número de suplentes, eleitos em Assembleia Geral, com mandato unificado de 02 (dois) anos,	Renumerado, tendo em vista a inserção de artigos precedentes.

MINUTA

Estatuto Social Copel Holding – Quadro comparativo de alterações - 4/2/2021 – pág. 65/92

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas.	a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas.	
§ 1º O Conselho Fiscal das subsidiárias integrais da Copel será composto pelos 03 (três) membros e respectivos suplentes indicados pelo acionista controlador para o Conselho Fiscal da Copel Holding.	**§ 1º** O Conselho Fiscal das Subsidiárias Integrais da Copel será composto pelos 03 (três) membros e respectivos suplentes indicados pelo acionista controlador para o Conselho Fiscal da Copel Holding.	Mantém inalterado.
§ 2º O Presidente do Conselho Fiscal será eleito por seus pares.	**§ 2º** O presidente do Conselho Fiscal será eleito por seus pares, na primeira reunião após a eleiçaõ de seus membros, cabendo ao presidente dar cumprimento às deliberações do órgão.	Ajuste de texto para esclarecer o momento em que deverá ocorrer a eleição do presidente do Conselho Fiscal.
§ 1º As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.	**§ ~~1º~~ 3º** As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.	Renumerado, tendo em vista a reordenação de parágrafos.
§ 2º Podem ser membros do Conselho Fiscal pessoas naturais, residentes no País, com formação acadêmica compatível com o exercício da função e que tenham exercido, por prazo mínimo de 03 (três) anos, cargo de direção ou assessoramento na Administração Pública ou cargo de Conselheiro Fiscal ou Administrador em empresa.	**§ ~~2º~~ 4º** Podem ser membros do Conselho Fiscal pessoas naturais, residentes no País, com formação acadêmica compatível com o exercício da função e que tenham exercido, por prazo mínimo de 03 (três) anos, cargo de direção ou assessoramento na Administração Pública ou cargo de conselheiro fiscal ou administrador em empresa.	Renumerado, tendo em vista a reordenação de parágrafos.
§ 3º Não podem ser eleitos para o Conselho Fiscal, além das pessoas enumeradas nos parágrafos do Art. 147 da Lei Federal nº 6.404/1976, membros de órgãos de administração e empregados da companhia ou de sociedade controlada ou do mesmo grupo, e o cônjuge ou parente, até terceiro grau, de administrador da companhia.	**§ ~~3º~~ 5º** Não podem ser eleitos para o Conselho Fiscal, além das pessoas enumeradas nos parágrafos do Art. 147 da Lei Federal nº 6.404/1976, membros de Órgãos de Administração e empregados da Companhia ou de sociedade controlada ou do mesmo grupo, e o cônjuge ou parente, até terceiro grau, de administrador da Companhia.	Renumerado com ajuste de texto, refletindo vedações ao CF.

MINUTA

Estatuto Social Copel Holding – Quadro comparativo de alterações - 4/2/2021 – pág. 66/92

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
§ 4º É vedada a indicação para o Conselho Fiscal:	§ ~~4º~~ 6º É vedada a indicação para o Conselho Fiscal:	Renumerado, tendo em vista a inserção de parágrafos precedentes.
I de representante do órgão regulador ao qual a Copel está sujeita, de Ministro de Estado, de Secretário de Estado, de Secretário Municipal, de titular de cargo, sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo;	I de representante do órgão regulador ao qual a Copel está sujeita, de ministro de estado, de secretário de estado, de secretário municipal, de titular de cargo sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo;	Mantém inalterado.
II de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em trabalho vinculado a organização, estruturação e realização de campanha eleitoral;	II de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em trabalho vinculado a organização, estruturação e realização de campanha eleitoral;	Mantém inalterado.
III de pessoa que exerça cargo em organização sindical;	III de pessoa que exerça cargo em organização sindical;	Mantém inalterado.
IV de pessoa que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná ou com a Copel em período inferior a 03 (três) anos antes da data de nomeação;	IV de pessoa que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná ou com a Copel em período inferior a 03 (três) anos antes da data de nomeação;	Mantém inalterado.
V de pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a Copel.	V de pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a Copel.	Mantém inalterado.
§ 5º A vedação prevista no inciso I do § 4º estende-se também aos parentes consanguíneos ou afins até o terceiro grau das pessoas nele mencionadas.	§ ~~5º~~ 7º A vedação prevista no inciso I do § ~~4º~~5º estende-se aos parentes consanguíneos ou afins até o terceiro grau das pessoas nele mencionadas.	Renumerado com ajuste de texto, visando ajustar referência cruzada.

MINUTA

Estatuto Social Copel Holding – Quadro comparativo de alterações - 4/2/2021 – pág. 67/92

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
NOVO	**Art. 69** As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.	Novo, para esclarecer a aplicação da regra da Lei das S.A.
NOVO	**§ 1º** A função de membro do Conselho Fiscal é indelegável.	Novo, para esclarecer a aplicação da regra da Lei das S.A.
NOVO	**§ 2º** Os membros do Conselho Fiscal têm os mesmos deveres dos administradores de que tratam os artigos 153 a 156 da Lei Federal nº 6.404/1976 e respondem pelos danos resultantes de omissão no cumprimento de seus deveres e de atos praticados com culpa ou dolo, ou com violação da lei ou do estatuto	Novo, para padronizar com os capítulos de outros órgãos da Companhia.
NOVO	**Vacância e substituições**	Novo, para ajustar o padrão do documento.
NOVO	**Art. ~~54~~ 70** Na hipótese de vacância, renúncia ou destituição do membro efetivo, este será substituído pelo seu respectivo suplente, até que haja eleição do novo conselheiro para complementação do mandato~~ em Assembleia Geral convocada para tal fim.~~.	Ajuste para regulamentar a Governança existente.
NOVO	**Representação e pareceres**	Novo, para ajustar o padrão do documento e refletir a Lei 6.404/1976.
Art. 55 O Conselho Fiscal se reunirá ordinariamente 01 (uma) vez por mês e, extraordinariamente, sempre que necessário, quando convocado por qualquer de seus membros ou pela Diretoria, lavrando-se ata em livro próprio.	~~**Art. 55** O Conselho Fiscal se reunirá ordinariamente 01 (uma) vez por mês e, extraordinariamente, sempre que necessário, quando convocado por qualquer de seus membros ou pela Diretoria, lavrando-se ata em livro próprio.~~	Excluído, deslocado para p Art. 67.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
NOVO	**71** O presidente do Conselho Fiscal, ou ao menos um dos membros deverá comparecer às reuniões da Assembleia Geral e responder aos pedidos de informações formulados pelos acionistas.	Novo, visando refletir nas atribuições dos Conselheiros Fiscais a Lei 6.404/1976
Art. 56 Os membros do Conselho Fiscal perceberão a remuneração fixada pela Assembleia Geral que os eleger, observado o mínimo legal.	~~**Art. 56** Os membros do Conselho Fiscal perceberão a remuneração fixada pela Assembleia Geral que os eleger, observado o mínimo legal.~~	Excluído, realocado para o parágrafo único do Art. 85.
NOVO	**Parágrafo único**. Os pareceres e representações do conselho fiscal, ou de qualquer um de seus membros, poderão ser apresentados e lidos na Assembleia Geral, independentemente de publicação e ainda que a matéria não conste da ordem do dia.	Novo, visando refletir nas atribuições dos Conselheiros Fiscais a Lei 6.404/1976
CAPÍTULO VII - REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS	**CAPÍTULO VII - REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS**	Mantém inalterado.
Posse, impedimentos e vedações	**Posse, impedimentos e vedações**	Mantém inalterado.
Art. 57 Para investidura no cargo, os membros dos órgãos estatutários deverão atender os requisitos e vedações dispostos na legislação aplicável, bem como estar em conformidade com a "Política de Indicação".	**Art. ~~57~~72** Para investidura no cargo, os membros dos órgãos estatutários deverão ~~atender os requisitos~~observar as condições mínimas impostas pelas Leis Federais nº 6.404/1976 e ~~vedações dispostos na legislação aplicável~~nº 13.303/2016, bem como ~~estar em conformidade com a "~~deverão cumprir os procedimentos estabelecidos na Política de Indicação.	Renumerado com ajuste de texto, visando refletir as condições para investidura nos cargos de comitês estatutários.
Art. 58 Os membros dos órgãos estatutários serão investidos em seus cargos mediante assinatura de termo de posse, lavrado no respectivo livro de atas.	**Art. ~~58~~73** Os membros dos órgãos estatutários serão investidos em seus cargos mediante assinatura de termo de posse, lavrado no respectivo livro de atas.	Renumerado, tendo em vista a inserção de Artigos precedentes.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)

QUADRO COMPARATIVO DE ALTERAÇÕES

MINUTA

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
§ 1º O termo de posse deverá ser assinado nos 30 (trinta) dias seguintes à eleição ou nomeação, sob pena de sua ineficácia, salvo justificativa aceita pelo órgão para o qual o membro tiver sido eleito, e deverá conter a indicação de pelo menos 01 (um) domicílio para recebimento de citações e intimações de processos administrativos e judiciais, relativos a atos de sua gestão, sendo permitida a alteração do domicílio indicado somente mediante comunicação escrita à Companhia.	**§ 1º** O termo de posse deverá ser assinado nos 30 (trinta) dias seguintes à eleição ou nomeação, sob pena de sua ineficácia, salvo justificativa aceita pelo órgão para o qual o membro tiver sido eleito, e deverá conter a indicação de pelo menos 01 (um) domicílio para recebimento de citações e intimações de processos administrativos e judiciais, relativos a atos de sua gestão, sendo permitida a alteração do domicílio indicado somente mediante comunicação escrita à Companhia.	Mantém inalterado.
§ 2º A investidura ficará condicionada à apresentação de declaração de bens e valores, na forma prevista na legislação vigente, que deverá ser atualizada anualmente e ao término do mandato.	**§ 2º** A investidura ficará condicionada à apresentação de declaração de bens e valores, na forma prevista na legislação vigente, que deverá ser atualizada anualmente e ao término do mandato.	Mantém inalterado.
Art. 59 A posse dos membros do Conselho de Administração e da Diretoria estará condicionada à prévia subscrição do "Termo de Anuência dos Administradores", nos termos do "Regulamento do Nível 1" da B3, bem como ao atendimento dos requisitos legais aplicáveis.	**Art. ~~59~~74** A posse dos membros do Conselho de Administração e da Diretoria estará condicionada à prévia subscrição do Termo de Anuência dos Administradores, e a posse dos membros do Conselho Fiscal estará condicionada à prévia subscrição do Termo de Anuência dos Membros do Conselho Fiscal, nos termos do Regulamento do Nível ~~1~~2 da B3, bem como ao atendimento dos requisitos legais aplicáveis.	Renumerado, com ajuste de texto em razão de regra do Regulamento do Nível 2 de Governança Corporativa da B3.
Art. 60 O prazo de mandato dos membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e comitês estatutários da Companhia será de 02 (dois) anos, sendo permitidas, no máximo:	**Art. ~~60~~75** O prazo de mandato dos membros ~~da Diretoria,~~ do Conselho de Administração, do Conselho Fiscal, dos Comitês Estatutários de Assessoramento e da Diretoria será de 02 (dois) anos, sendo permitidas, no máximo:	Renumerado com ajuste de texto, visando esclarecer quanto ao prazo de mandato.
I 02 (duas) reconduções consecutivas, para os membros do Conselho Fiscal e do Comitê de Indicação e Avaliação;	I 02 (duas) reconduções consecutivas, para os membros do Conselho Fiscal e do Comitê de Indicação e Avaliação;	Mantém inalterado.

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
II 03 (três) reconduções consecutivas, para os membros da Diretoria, do Conselho de Administração e do Comitê de Auditoria Estatutário.	II 03 (três) reconduções consecutivas, para os membros ~~da Diretoria,~~ do Conselho de Administração, do Comitê de Auditoria Estatutário, do Comitê de Investimentos e Inovação, do Comitê de Desenvolvimento Sustentável, do Comitê de Minoritários e da Diretoria.	Ajuste de texto, visando refletir as regras de recondução.
NOVO	**Parágrafo único.** Atingido o limite de reconduções a que se referem os incisos I e II do caput deste artigo, o retorno de membro ao órgão estatutário na mesma Companhia, só poderá ser efetuado após decorrido prazo equivalente a um mandato, exceto ao Comitê de Auditoria Estatutário, ao qual só poderá ser efetuado após decorrido prazo de 03 (três) anos.	Novo, para documentar prática já existente na Companhia.
Art. 61 Os Administradores da Companhia deverão aderir à política de negociações de ativos de emissão própria, e à política de divulgação de informações e fatos relevantes, em atendimento à normativa da Comissão de Valores Mobiliários, mediante assinatura de termo respectivo.	**Art. ~~61~~76** Os administradores ~~da~~ Companhia, os membros do Conselho Fiscal e dos Comitês Estatutários deverão aderir à política de negociações de ativos de emissão própria, e à política de divulgação de informações e fatos relevantes, em atendimento à normativa da Comissão de Valores Mobiliários, mediante assinatura do termo respectivo.	Renumerado com ajuste de texto, esclarecendo a necessidade de assinatura da política de negociações de ativos de emissão própria, e à política de divulgação de informações e fatos relevantes pelos membros de órgãos estatutários.
Art. 62 O acionista e os membros da Diretoria, dos Conselhos de Administração e Fiscal e comitês estatutários que, por qualquer motivo, tiverem interesse particular direto, indireto ou conflitante com o da Companhia em determinada deliberação, deverão se abster de participar da discussão e votação desse item, ainda que como representantes de terceiros, fazendo-se constar em ata a	**Art. ~~62~~77** O acionista e os membros da Diretoria, dos Conselhos de Administração e Fiscal e comitês estatutários que, por qualquer motivo, tiverem interesse particular direto, indireto ou conflitante com o da Companhia em determinada deliberação, deverão se abster de participar da discussão e votação desse item, ainda que como representantes de terceiros, fazendo-se constar em ata a razão da abstenção, indicando a natureza e a extensão do seu interesse.	Renumerado, tendo em vista a inserção de Artigos precedentes.

MINUTA

Estatuto Social Copel Holding – Quadro comparativo de alterações - 4/2/2021 – pág. 71/92

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
razão da abstenção, indicando a natureza e a extensão do seu interesse.		
Art. 63 Os membros dos órgãos estatutários serão desligados mediante renúncia voluntária ou destituição *ad nutum*.	**Art. ~~63~~78** Os membros dos órgãos estatutários serão desligados mediante renúncia voluntária ou destituição a qualquer tempo, nos termos da legislação aplicável e deste Estatuto.	Renumerado, com ajuste de texto, visando a regulamentar a forma de desligamento de membros de órgãos estatutários.
Art. 64 Salvo na hipótese de renúncia ou destituição, considera-se automaticamente prorrogado o mandato dos membros dos órgãos estatutários, até a investidura dos novos membros.	**Art. ~~64~~79** Salvo na hipótese de renúncia ou destituição, considera-se automaticamente prorrogado o mandato dos membros dos órgãos estatutários, até a investidura dos novos membros.	Renumerado, tendo em vista a inserção de Artigos precedentes.
Art. 65 Além dos casos previstos em lei, dar-se-á vacância do cargo quando:	**Art. ~~65~~80** Além dos casos previstos em lei, dar-se-á vacância do cargo quando:	Renumerado, tendo em vista a inserção de Artigos precedentes.
I o membro do Conselho de Administração ou Fiscal ou dos comitês estatutários deixar de comparecer a 02 (duas) reuniões consecutivas ou 03 (três) intercaladas, nas últimas 12 (doze) reuniões, sem justificativa;	I o membro do Conselho de Administração ou Fiscal ou dos Comitês Estatutários deixar de comparecer a 02 (duas) reuniões consecutivas ou 03 (três) intercaladas, nas últimas 12 (doze) reuniões, sem justificativa; e	Mantém inalterado.
II o membro da Diretoria se afastar do exercício do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença ou nas hipóteses autorizados pelo Conselho de Administração.	II o membro da Diretoria se afastar do exercício do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença ou nas hipóteses autorizados pelo Conselho de Administração.	Mantém inalterado.
Art. 66 Anualmente será realizada avaliação de desempenho, individual e coletiva, dos membros do Conselho de Administração, dos comitês estatutários, da Diretoria e do Conselho Fiscal da Companhia e de suas subsidiárias integrais, com o apoio do Comitê de Indicação e Avaliação, podendo contar com instituição	**Art. ~~66~~81** Anualmente será realizada avaliação de desempenho, individual e coletiva, dos membros do Conselho de Administração, dos Comitês Estatutários, da Diretoria e do Conselho Fiscal da Companhia e de suas Subsidiárias Integrais, com o apoio do Comitê de Indicação e Avaliação, podendo contar com instituição independente, conforme	Renumerado, tendo em vista a inserção de Artigos precedentes.

MINUTA

Estatuto Social Copel Holding – Quadro comparativo de alterações - 4/2/2021 – pág. 72/92

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
independente, conforme procedimento previamente definido e em conformidade com a "Política de Avaliação", observado os quesitos mínimos previstos pela Lei Federal nº 13.303/2016.	procedimento previamente definido e em conformidade com a Política de Avaliação, observado os quesitos mínimos previstos pela Lei Federal nº 13.303/2016.	
Art. 67 Os órgãos estatutários se reúnem validamente com a presença da maioria de seus membros e deliberam por voto da maioria dos presentes, com registro no livro de atas, podendo estas serem lavradas de forma sumária.	**Art.** ~~67~~82 Os órgãos estatutários se reúnem validamente com a presença da maioria de seus membros e deliberam por voto da maioria dos presentes, com registro no livro de atas, podendo estas serem lavradas de forma sumária.	Renumerado, tendo em vista a inserção de Artigos precedentes.
§ 1º Caso a decisão não seja unânime, o voto divergente poderá ser registrado, a critério do respectivo membro.	**§ 1º** ~~Caso a~~Em caso de decisão que não seja unânime, justificativa para o voto divergente poderá ser ~~registrado, a critério do respectivo~~registrada, observando que se exime de responsabilidade o membro dissidente que faça consignar sua divergência em ata de reunião ou, não sendo possível, dê ciência imediata e por escrito de sua posição.	Ajuste de texto, visando a esclarecer que, em regra, a consignação em ata de divergências por membros de órgãos estatutários poderá ter o condão de eximi-lo de responsabilidades pelas deliberações.
§ 2º Nas deliberações colegiadas do Conselho de Administração e da Diretoria, o membro que estiver presidindo a reunião terá o voto de desempate, além do voto pessoal.	**§ 2º** Nas deliberações colegiadas do Conselho de Administração e da Diretoria, o membro que estiver presidindo a reunião terá o voto de desempate, além do voto pessoal.	Mantém inalterado.
Art. 68 Os membros de um órgão estatutário, quando convidados, poderão comparecer às reuniões dos outros órgãos, sem direito a voto.	**Art.** ~~68~~83 Os membros de um órgão estatutário, quando convidados, poderão comparecer às reuniões dos outros órgãos, sem direito a voto.	Renumerado, tendo em vista a inserção de Artigos precedentes.
Art. 69 As reuniões dos órgãos estatutários devem ser presenciais, admitindo-se participação de membro por audioconferência ou videoconferência.	**Art.** ~~69~~84 As reuniões dos órgãos estatutários ~~devem~~podem ser presenciais, ~~admitindo-se participação de membro~~ por audioconferência ou videoconferência, nos termos deste Estatuto e do respectivo Regimento Interno.	Renumerado com ajuste de texto, visando esclarecer que as reuniões não precisam ser necessariamente presenciais.

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
Remuneração	**Remuneração**	Mantém inalterado.
Art. 70 A remuneração dos membros dos órgãos estatutários será fixada anualmente pela Assembleia Geral e não haverá acumulação de proventos ou quaisquer vantagens em razão das substituições que ocorram em virtude de vacância, ausências ou impedimentos temporários, nos termos do presente Estatuto.	**Art. ~~70~~85** A remuneração dos membros dos Órgãos Estatutários será fixada anualmente pela Assembleia Geral e não haverá acumulação de proventos ou quaisquer vantagens em razão das substituições que ocorram em virtude de vacância, ausências ou impedimentos temporários, nos termos do presente Estatuto.	Renumerado, tendo em vista a inserção de Artigos precedentes.
NOVO	**Parágrafo Único.** A remuneração dos membros do Conselho Fiscal, fixada pela Assembleia Geral que os eleger, observará o mínimo estabelecido legalmente, além do reembolso obrigatório das despesas de locomoção e estada necessárias ao desempenho da função.	Novo, para ajustar às práticas vigentes na Companhia.
Art. 71 É vedada a participação remunerada de membros da administração pública, direta ou indireta, em mais de 02 (dois) conselhos de administração ou fiscal da Companhia ou de suas subsidiárias.	**Art. ~~71~~86** É vedada a participação remunerada de membros da administração pública, direta ou indireta, em mais de 02 (dois) conselhos, incluindo os Conselhos de ~~administração ou fiscal da~~Administração e Fiscal, considerando a Companhia ou ~~de~~ suas subsidiárias.	Renumerado com ajuste de texto, visando esclarecer regra da Lei 13.303/2016.
Parágrafo Único. O Diretor Presidente, na condição de membro do Conselho de Administração, não será remunerado.	**Parágrafo Único.** O Diretor Presidente, na condição de membro do Conselho de Administração, não será remunerado.	Mantém inalterado.
CAPÍTULO VIII - EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS	**CAPÍTULO VIII - EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS**	Mantém inalterado.

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
Art. 72 A escrituração e a elaboração das demonstrações financeiras deverão observar o disposto na Lei Federal nº 6.404/1976 e nas normas da Comissão de Valores Mobiliários, inclusive quanto à obrigatoriedade de auditoria independente por auditor registrado nesse órgão.	**Art.** ~~72 A escrituração~~87 O exercício social coincide com o ano civil e ~~a elaboração das~~ao término de cada exercício social serão elaboradas as demonstrações financeiras ~~deverão observar o disposto~~observando as regras contidas na Lei Federal nº 6.404/1976, e nas normas da Comissão de Valores Mobiliários, inclusive quanto à obrigatoriedade de auditoria independente por auditor registrado nesse órgão.	Renumerado com ajuste de texto, visando esclarecer que o exercício social coincide com o ano civil.
§ 1º A Companhia deverá elaborar demonstrações financeiras trimestrais e divulga-las em sítio eletrônico.	**§ 1º** A Companhia deverá elaborar demonstrações financeiras trimestrais e divulgá-las em sítio eletrônico.	Mantém inalterado.
§ 2º Ao fim de cada exercício social, a Diretoria fará elaborar as demonstrações financeiras previstas em lei, observando-se, quanto aos resultados, as seguintes regras:	**§ 2º** Ao fim de cada exercício social, a Diretoria fará elaborar as demonstrações financeiras previstas em lei, observando-se, quanto aos resultados, as seguintes regras:	Mantém inalterado.
I do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda;	I do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda;	Mantém inalterado.
II do lucro do exercício, 5% (cinco por cento) serão aplicados na constituição de reserva legal, que não excederá 20% (vinte por cento) do capital social;	II do lucro do exercício, 5% (cinco por cento) serão aplicados na constituição de reserva legal, que não excederá 20% (vinte por cento) do capital social;	Mantém inalterado.
III a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento;	III a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento; e	Mantém inalterado.
IV outras reservas poderão ser constituídas pela Companhia, na forma e limites legais.	IV outras reservas poderão ser constituídas pela Companhia, na forma e limites legais.	Mantém inalterado.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
Art. 73 Os acionistas terão direito ao dividendo mínimo obrigatório correspondente a 25% (vinte e cinco por cento) do lucro líquido do exercício, ajustado de acordo com o dispositivo na Lei Federal nº 6.404/1976.	**Art. ~~73~~88** Os acionistas terão direito ~~ao dividendo mínimo obrigatório correspondente~~, em cada exercício, a receber dividendos e/ou juros sobre o capital próprio, que não poderão ser inferiores a 25% (vinte e cinco por cento) do lucro líquido ~~do exercício,~~ ajustado de acordo com ~~o dispositivo na~~a Lei Federal nº 6.404/1976.	Renumerado com ajuste de texto, visando esclarecer regras quanto aos dividendos.
§ 1º Com base no lucro apurado em balanço semestral, o Conselho de Administração poderá deliberar por antecipar a distribuição de dividendos intermediários ou pagamento de juros sobre o capital próprio, sem prejuízo da posterior ratificação da Assembleia Geral e desde que em conformidade com a política de distribuição de dividendos e proventos.	**§ 1º** Com base nos lucros retidos, nas reservas de lucros e no lucro líquido do exercício em curso, registrados em demonstrações contábeis intermediárias semestrais ou trimestrais, o Conselho de Administração poderá deliberar a distribuição de dividendos intermediários, dividendos intercalares ou pagamento de juros sobre o capital próprio, desde que em conformidade com a política de dividendos e sem prejuízo da posterior ratificação da Assembleia Geral.	Ajuste de texto para refletir também a possibilidade de distribuição de dividendos intercalares.
NOVO	**§ 2º** Os dividendos intermediários, intercalares e os juros sobre ~~o~~ capital próprio, distribuídos nos termos do §1º, serão imputados ao dividendo obrigatório referente ao exercício social em que forem declarados, observada a legislação aplicável.	Novo, tendo em vista esclarecer que os dividendos intermediários e intercalares, bem como os valores distribuídos à título de JCP, poderão ser imputados ao dividendo obrigatório.
§ 2º O dividendo não será obrigatório no exercício social em que o Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.	~~**NOVO**~~**§ 3º** O dividendo não será obrigatório no exercício social em que o Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.	Renumerado, tendo em vista a inserção de parágrafo precedente.
§ 3º Os lucros que deixarem de ser distribuídos nos termos do § 2º serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios	**§ 4º** Os lucros que deixarem de ser distribuídos nos termos do §3º ~~O dividendo~~ serão registrados como reserva especial e, se não ~~será obrigatório no exercício social~~absorvidos por	Renumerado, tendo em vista a inserção de parágrafo precedente.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	Estatuto proposto	Justificativa
subsequentes, deverão ser distribuídos tão logo o permita a situação financeira da Companhia.	prejuízos em ~~que~~ exercícios subsequentes, deverão ser distribuídos tão logo o ~~Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com~~permita a situação financeira da Companhia.	
§ 4º Na forma da lei, serão submetidos ao Tribunal de Contas do Estado, até o dia 30 de abril de cada ano, os documentos da administração relativos ao exercício social imediatamente anterior.	~~§ 3º~~ § 5º Na forma da lei, serão submetidos ao Tribunal de Contas do Estado, até o dia 30 de abril de cada ano, os documentos da administração relativos ao exercício social imediatamente anterior.	Renumerado, tendo em vista a inserção de parágrafo precedente.
NOVO	§ 6º Quando da distribuição de juros sobre capital próprio, o percentual previsto no *caput* será considerado atingido em relação ao montante distribuído líquido de tributos, nos termos da legislação aplicável.	Novo, visando esclarecer que a imputação de JCP ao dividendo obrigatório deve ser feita pelo valor líquido, tendo em vista a tributação de JCP.
Art. 74 Respeitados os limites e dispositivos estabelecidos na Lei Federal nº 6.404/1976, nos exercícios em que for pago o dividendo mínimo obrigatório, a Assembleia Geral fixará, anualmente, os limites de participação da Diretoria nos lucros da Companhia.	**Art. ~~74~~89** Respeitados os limites e dispositivos estabelecidos na Lei Federal nº 6.404/1976, nos exercícios em que for pago o dividendo ~~mínimo~~ obrigatório, a Assembleia Geral fixará, anualmente, os limites de participação da Diretoria nos lucros da Companhia.	Renumerado com ajuste de texto, visando esclarecer o pagamento de dividendos obrigatórios.
CAPÍTULO IX - DISSOLUÇÃO E LIQUIDAÇÃO	**CAPÍTULO IX - DISSOLUÇÃO E LIQUIDAÇÃO**	Mantém inalterado.
Art. 75 A dissolução far-se-á de acordo com o que dispuser a Assembleia Geral, obedecidas as prescrições legais a respeito.	~~**Art. 75** A dissolução far-se-á de acordo com o que dispuser a Assembleia Geral, obedecidas as prescrições legais a respeito.~~	Excluído, agregado ao novo Art. 90.
Art. 76 A Companhia entrará em liquidação, nos casos previstos em lei, competindo à Assembleia Geral, se for o caso, determinar o modo de liquidação e nomear o liquidante, fixando sua remuneração.	**Art. ~~76~~90** A Companhia dissolver-se-á e entrará em liquidação nos casos previstos em lei, ~~competindo~~cabendo à Assembleia Geral~~, se for o caso, determinar~~ estabelecer o modo de liquidação e ~~nomear~~eleger o liquidante, ou	Renumerado com ajuste de texto, tendo em vista o deslocamento do Art. 75 do Estatuto atual.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 4/2/2021 – pág. 77/92

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
	liquidantes, e o Conselho Fiscal, caso seu funcionamento seja solicitado por acionistas que perfaçam o quórum estabelecido em lei ou na regulamentação expedida pela Comissão de Valores Mobiliários, obedecidas as formalidades legais, fixando ~~sua~~-lhes os poderes e a remuneração.	
CAPÍTULO X - MECANISMOS DE DEFESA	**CAPÍTULO X - MECANISMOS DE DEFESA**	Mantém inalterado.
Art. 77 Os membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e dos comitês estatutários respondem pelos prejuízos ou danos causados no exercício de suas atribuições, nas hipóteses previstas em lei.	**Art. ~~77~~91** Os membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e dos comitês estatutários respondem pelos prejuízos ou danos causados no exercício de suas atribuições, nas hipóteses previstas em lei.	Renumerado, tendo em vista a inserção de Artigo precedente.
Art. 78 A Companhia assegurará, nos casos em que não houver incompatibilidade com seus próprios interesses, a defesa jurídica em processos judiciais e administrativos propostos por terceiros contra integrantes e ex-integrantes de órgãos estatutários, durante ou após os respectivos mandatos, por atos praticados no exercício do cargo ou de suas funções.	**Art. ~~78~~92** A Companhia assegurará, nos casos em que não houver incompatibilidade com seus próprios interesses, a defesa jurídica em processos judiciais e administrativos propostos por terceiros contra integrantes e ex-integrantes dos Órgãos Estatutários, durante ou após os respectivos mandatos, por atos praticados no exercício do cargo ou de suas funções..	Renumerado, tendo em vista a inserção de Artigo precedente.
§ 1º A mesma proteção definida no *caput* será estendida aos empregados prepostos e mandatários da Companhia que venham a figurar no polo passivo de processo judicial e administrativo, exclusivamente em decorrência de atos que tenham praticado em cumprimento de mandato outorgado pela Companhia ou no exercício de competência delegada pelos Administradores.	**§ 1º** A mesma proteção definida no *caput* será estendida aos empregados prepostos e mandatários da Companhia que venham a figurar no polo passivo de processo judicial e/ou administrativo, exclusivamente em decorrência de atos que tenham praticado em cumprimento de mandato outorgado pela Companhia ou no exercício de competência delegada pelos administradores.	Ajuste de texto, visando tornar a redação mais clara.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
§ 2º A defesa jurídica será assegurada por meio da área jurídica interna ou da contratação de seguro ou, na impossibilidade de fazê-lo, por escritório de advocacia contratado, a critério da Companhia.	**§ 2º** A defesa jurídica será assegurada por meio da área jurídica interna ou da contratação de seguro ou, na impossibilidade de fazê-lo, por escritório de advocacia contratado, a critério da Companhia.	Mantém inalterado.
§ 3º Se após solicitação formal do interessado à Companhia, não for assegurada a defesa, nos termos do §2º, o agente poderá contratar advogado de sua confiança por sua conta, fazendo jus ao reembolso dos respectivos custos e honorários advocatícios fixados em montante razoável, proposto dentro dos parâmetros e condições atuais praticados pelo mercado para a defesa do caso específico, aprovados pelo Conselho de Administração, se for, ao final, absolvido ou exonerado de responsabilidade.	**§ 3º** Se após solicitação formal do interessado à Companhia, não for assegurada a defesa, nos termos do §2º, o agente poderá contratar, por sua conta, advogado de sua confiança, fazendo jus ao reembolso dos respectivos custos e honorários advocatícios fixados em montante razoável, proposto dentro dos parâmetros e condições atuais praticados pelo mercado para a defesa do caso específico, aprovados pelo Conselho de Administração, se for, ao final, absolvido ou exonerado de responsabilidade.	Ajuste de texto, visando tornar a redação mais clara.
§ 4º O Conselho de Administração poderá deliberar pelo adiantamento dos honorários do advogado contratado na hipótese do § 4º.	**§ 4º** O Conselho de Administração poderá deliberar pelo adiantamento dos honorários do advogado contratado na hipótese do §~~4º~~3º.	Ajuste de texto, visando ajustar a referência cruzada.
Art. 79 A Companhia assegurará o acesso em tempo hábil a toda a documentação necessária à defesa jurídica. Adicionalmente, arcará com os custos processuais, emolumentos de qualquer natureza, despesas administrativas e depósitos para garantia de instância quando a defesa for realizada pelo jurídico interno.	**Art. ~~79~~93** A Companhia assegurará o acesso em tempo hábil a toda a documentação necessária à defesa jurídica. Adicionalmente, arcará com os custos processuais, emolumentos de qualquer natureza, despesas administrativas e depósitos para garantia de instância quando a defesa for realizada pelo jurídico interno.	Renumerado, tendo em vista a inserção de Artigo precedente.
Art. 80 Se a pessoa beneficiária da defesa jurídica, dentre as mencionadas no **Art.** 78 do presente Estatuto, for condenada ou responsabilizada, com sentença transitada em julgado, com fundamento em violação de lei ou do Estatuto, ou decorrente de ato culposo ou doloso, ficará	**Art. ~~80~~94** Se a pessoa beneficiária da defesa jurídica, dentre as mencionadas no art. 88~~Art. 78~~ do presente Estatuto, for condenada ou responsabilizada, com sentença transitada em julgado, com fundamento em violação de lei ou do Estatuto, ou decorrente de ato culposo ou doloso, ficará	Renumerado com ajuste de texto, visando ajustar a referência cruzada.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
obrigada a ressarcir a Companhia todo o valor efetivamente desembolsado com a defesa jurídica, além de eventuais prejuízos causados.	obrigada a ressarcir a Companhia de todo o valor efetivamente desembolsado com a defesa jurídica, além de eventuais prejuízos causados.	
Art. 81 A Companhia poderá manter contrato de seguro de responsabilidade civil permanente em favor das pessoas mencionadas no Art. 77 do presente Estatuto, na forma e extensão definidas pelo Conselho de Administração e na apólice contratada, para a cobertura das despesas processuais e honorários advocatícios de processos judiciais e administrativos instaurados contra elas, a fim de resguardá-las das responsabilidades por atos decorrentes do exercício do cargo ou função, cobrindo todo o prazo de exercício dos respectivos mandatos.	**Art. ~~81~~95** A Companhia poderá manter contrato de seguro de responsabilidade civil permanente em favor das pessoas mencionadas no Art. ~~77~~91 do presente Estatuto, na forma e extensão definidas pelo Conselho de Administração e na apólice contratada, para a cobertura das despesas processuais e honorários advocatícios de processos judiciais e administrativos instaurados contra elas, a fim de resguardá-las das responsabilidades por atos decorrentes do exercício do cargo ou função, cobrindo todo o prazo de exercício dos respectivos mandatos.	Renumerado com ajuste de texto, visando ajustar a referência cruzada.
NOVO	**CAPÍTULO XI - ALIENAÇÃO DE CONTROLE**	Novo, para adequar o Estatuto aos requisitos mínimos do segmento de listagem do Nível 2 de Governança da B3.
NOVO	**Art. 96** A perda da qualificação de acionista controlador pelo Estado do Paraná só poderá ocorrer em conformidade com os procedimentos constitucionais e legais aplicáveis, incluindo, sem limitação, caso aplicável, a necessidade de prévia autorização legislativa. Desde que preenchidos os pressupostos constitucionais e legais, a alienação de controle da Companhia, além de normas especificamente aplicáveis, deverá observar o disposto neste Capítulo.	Novo, tendo em vista premissas legais aplicáveis à aplicação de controle de sociedades de economia mista.
NOVO	**Art. 97** A alienação de controle da Companhia, tanto por meio de uma única operação, como por meio de operações sucessivas, deverá ser contratada sob a condição, suspensiva	Novo, para adequar o Estatuto aos requisitos mínimos do segmento de listagem do Nível 2 de Governança da B3.

MINUTA

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
	ou resolutiva, de que o adquirente se obrigue a efetivar oferta pública de aquisição das ações dos demais acionistas da Companhia, observando as condições e os prazos previstos na legislação vigente e no Regulamento do Nível 2 de Governança Corporativa da B3, de forma a assegurar-lhes tratamento igualitário àquele dado ao acionista controlador alienante.	
NOVO	**Parágrafo único.** A oferta pública de que trata este artigo será exigida ainda: (i) quando houver cessão onerosa de direitos de subscrição de ações e de outros títulos ou direitos relativos a valores mobiliários conversíveis em ações, que venha a resultar na alienação do controle da Companhia; ou (ii) em caso de alienação do controle de sociedade que detenha o poder de controle da Companhia, sendo que, nesse caso, o acionista controlador alienante ficará obrigado a declarar à B3 o valor atribuído à Companhia nessa alienação, anexando documentação que comprove esse valor.	Novo, para adequar o Estatuto aos requisitos mínimos do segmento de listagem do Nível 2 de Governança da B3.
NOVO	**Art. 98** Aquele que adquirir o poder de controle, em razão de contrato particular de compra de ações celebrado com o acionista controlador, envolvendo qualquer quantidade de ações, estará obrigado a: (i) efetivar a oferta pública referida no artigo 97 acima; e (ii) pagar, nos termos a seguir indicados, quantia equivalente à diferença entre o preço da oferta pública e o valor pago por ação eventualmente adquirida em bolsa nos 6 (seis) meses anteriores à data da aquisição do Poder de Controle, devidamente atualizado até a data do pagamento. Referida quantia deverá ser distribuída entre todas as pessoas que venderam ações da Companhia nos	Novo, para adequar o Estatuto aos requisitos mínimos do segmento de listagem do Nível 2 de Governança da B3.

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Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
	pregões em que o adquirente realizou as aquisições, proporcionalmente ao saldo líquido vendedor diário de cada uma, cabendo à B3 operacionalizar a distribuição, nos termos de seus regulamentos.	
NOVO	**Art. 99** A Companhia não registrará qualquer transferência de ações para o adquirente ou para aquele(s) que vier(em) a deter o poder de controle, enquanto este(s) não subscrever(em) o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.	Novo, para adequar o Estatuto aos requisitos mínimos do segmento de listagem do Nível 2 de Governança da B3.
NOVO	**Art. 100** Nenhum acordo de acionistas que disponha sobre o exercício do poder de controle poderá ser registrado na sede da Companhia enquanto os seus signatários não tenham subscrito o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.	Novo, para adequar o Estatuto aos requisitos mínimos do segmento de listagem do Nível 2 de Governança da B3.
NOVO	**Art. 101** Na oferta pública de aquisição de ações, a ser feita pelo acionista controlador ou pela Companhia, para o cancelamento do registro de companhia aberta, o preço mínimo, a ser ofertado deverá corresponder ao valor econômico apurado no laudo de avaliação elaborado nos termos dos parágrafos 1º e 2º deste artigo, respeitadas as normas legais e regulamentares aplicáveis.	Novo, para adequar o Estatuto aos requisitos mínimos do segmento de listagem do Nível 2 de Governança da B3.
NOVO	**§ 1º** O laudo de avaliação referido no caput deste artigo deverá ser elaborado por instituição ou empresa especializada, com experiência comprovada e independência quanto ao poder de decisão da Companhia, de seus	Novo, para adequar o Estatuto aos requisitos mínimos do segmento de listagem do Nível 2 de Governança da B3.

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Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	Estatuto proposto	Justificativa
	administradores e/ou do(s) acionista(s) controlador(es), além de satisfazer os requisitos do §1° do artigo 8° da Lei Federal nº 6.404/1976, e conter a responsabilidade prevista no §6º do mesmo artigo.	
NOVO	**§ 2º** A escolha da instituição ou empresa especializada responsável pela determinação do valor econômico da Companhia é de competência privativa da assembleia geral, a partir da apresentação, pelo conselho de administração, de lista tríplice, devendo a respectiva deliberação, não se computando os votos em branco, e cabendo a cada ação, independentemente de espécie ou classe, o direito a um voto, ser tomada pela maioria dos votos dos acionistas representantes das ações em circulação presentes naquela assembleia, que, se instalada em primeira convocação, deverá contar com a presença de acionistas que representem, no mínimo, 20% (vinte por cento) do total de ações em circulação, ou que, se instalada em segunda convocação, poderá contar com a presença de qualquer número de acionistas representantes das ações em circulação.	Novo, para adequar o Estatuto aos requisitos mínimos do segmento de listagem do Nível 2 de Governança da B3.
NOVO	**CAPÍTULO XII - SAÍDA DO NÍVEL 2 DE GOVERNANÇA CORPORATIVA DA B3**	Novo, para adequar o Estatuto aos requisitos mínimos do segmento de listagem do Nível 2 de Governança da B3.
NOVO	**Art. 102** Caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a	Novo, para adequar o Estatuto aos requisitos mínimos do segmento de listagem do Nível 2 de Governança da B3.

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Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	Estatuto proposto	Justificativa
	sociedade resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa no prazo de 120 (cento e vinte) dias contados da data da Assembleia Geral que aprovou a referida operação, o acionista controlador deverá efetivar oferta pública de aquisição das ações pertencentes aos demais acionistas da Companhia, no mínimo, pelo respectivo valor econômico, a ser apurado em laudo de avaliação elaborado nos termos dos § 1º e 2º do artigo 101, respeitadas as normas legais e regulamentares aplicáveis.	
NOVO	**Parágrafo único.** O acionista controlador estará dispensado de proceder à oferta pública de aquisição de ações referida no *caput* deste artigo se a Companhia sair do Nível 2 de Governança Corporativa em razão da celebração do contrato de participação da Companhia no segmento especial da B3 denominado Novo Mercado (Novo Mercado) ou se a Ccompanhia, resultante de reorganização societária, obtiver autorização para negociação de valores mobiliários no Novo Mercado, no prazo de 120 (cento e vinte) dias, contados da data da Assembleia Geral que aprovou a referida operação.	Novo, para adequar o Estatuto aos requisitos mínimos do segmento de listagem do Nível 2 de Governança da B3.
NOVO	**Art. 103** Na hipótese de não haver acionista controlador, caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de	Novo, para adequar o Estatuto aos requisitos mínimos do segmento de listagem do Nível 2 de Governança da B3.

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Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
	Governança Corporativa ou no Novo Mercado no prazo de 120 (cento e vinte) dias contados da data da Assembleia Geral que aprovou a referida operação, a saída estará condicionada à realização de oferta pública de aquisição de ações nas mesmas condições previstas no artigo anterior.	
NOVO	§ 1º A referida Assembleia Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações, o(s) qual(is), presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.	Novo, para adequar o Estatuto aos requisitos mínimos do segmento de listagem do Nível 2 de Governança da B3.
NOVO	§ 2º Na ausência de definição dos responsáveis pela realização da oferta pública de aquisição de ações, no caso de operação de reorganização societária, na qual a companhia resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa, caberá aos acionistas que votaram favoravelmente à reorganização societária realizar a referida oferta.	Novo, para adequar o Estatuto aos requisitos mínimos do segmento de listagem do Nível 2 de Governança da B3.
NOVO	**Art. 104** A saída da Companhia do Nível 2 de Governança Corporativa da B3 em razão de descumprimento de obrigações constantes do Regulamento do Nível 2 está condicionada à efetivação de oferta pública de aquisição de ações, no mínimo, pelo valor econômico das ações, a ser apurado em laudo de avaliação de que trata o artigo 101 deste Estatuto, respeitadas as normas legais e regulamentares aplicáveis.	Novo, para adequar o Estatuto aos requisitos mínimos do segmento de listagem do Nível 2 de Governança da B3.

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Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	Estatuto proposto	Justificativa
NOVO	§ 1º O acionista controlador deverá efetivar a oferta pública de aquisição de ações prevista no *caput* desse artigo.	Novo, para adequar o Estatuto aos requisitos mínimos do segmento de listagem do Nível 2 de Governança da B3.
NOVO	§ 2º Na hipótese de não haver acionista controlador e a saída do Nível 2 de Governança Corporativa referida no *caput* decorrer de deliberação da Assembleia Geral, os acionistas que tenham votado a favor da deliberação que implicou o respectivo descumprimento deverão efetivar a oferta pública de aquisição de ações prevista no caput.	Novo, para adequar o Estatuto aos requisitos mínimos do segmento de listagem do Nível 2 de Governança da B3.
NOVO	§ 3º Na hipótese de não haver acionista controlador e a saída do Nível 2 de Governança Corporativa da B3 referida no *caput* ocorrer em razão de ato ou fato da administração, os administradores da Companhia deverão convocar Assembleia Geral de Acionistas cuja ordem do dia será a deliberação sobre como sanar o descumprimento das obrigações constantes do Regulamento do Nível 2 ou, se for o caso, deliberar pela saída da Companhia do Nível 2 de Governança Corporativa.	Novo, para adequar o Estatuto aos requisitos mínimos do segmento de listagem do Nível 2 de Governança da B3.
NOVO	§ 4º Caso a Assembleia Geral mencionada no §3º delibere pela saída da Companhia do Nível 2 de Governança Corporativa da B3, a referida Assembleia Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações prevista no caput, o(s) qual(is), presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.	Novo, para adequar o Estatuto aos requisitos mínimos do segmento de listagem do Nível 2 de Governança da B3.
NOVO	**CAPÍTULO XIII – EMISSÃO DE UNITS**	Novo. Decorrente do Programa de UNITs.

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Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
NOVO	**Art. 105** A Companhia poderá patrocinar a emissão de certificados de depósito de ações, representativos de 1 (uma) ação ordinária e 4 (quatro) ações preferenciais classe B (Units).	Novo. Decorrente do Programa de UNITs.
NOVO	**§ 1º** As *Units* poderão ser emitidas: (i) mediante solicitação dos acionistas que detenham ações em quantidade necessária à composição das *Units*, observados os prazos, regras e procedimentos fixados pelo Conselho de Administração; (ii) mediante deliberação do Conselho de Administração, em caso de aumento de capital dentro do limite de capital autorizado com a emissão de novas ações a serem representadas por *Units*; e (iii) nos casos previstos nos artigos 108 e 109 deste Estatuto.	Novo. Decorrente do Programa de UNITs.
NOVO	**§ 2º** Somente poderão ser objeto de depósito para a emissão de *Units* ações livres de ônus e gravames.	Novo. Decorrente do Programa de UNITs.
NOVO	**§ 3º** A Companhia poderá contratar instituição financeira para emissão das *Units*.	Novo. Decorrente do Programa de UNITs.
NOVO	**Art. 106** Os titulares das *Units* terão os mesmos direitos e vantagens das ações por elas representadas, inclusive quanto ao pagamento de dividendos, juros sobre o capital próprio e quaisquer outras bonificações, pagamentos ou proventos a que possam fazer jus.	Novo. Decorrente do Programa de UNITs.
NOVO	**Parágrafo Único.** Os titulares das *Units* têm o direito de participar das Assembleias Gerais e nelas exercer todas as prerrogativas conferidas às ações representadas pelas *Units*, mediante comprovação de sua titularidade e observadas as	Novo. Decorrente do Programa de UNITs.

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Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
	regras de representação de acionistas previstas neste Estatuto.	
NOVO	**Art. 107** As *Units* são escriturais, observado que, a partir da emissão das *Units*, as ações depositadas ficarão registradas em conta de depósito aberta em nome do titular das ações perante a instituição financeira depositária.	Novo. Decorrente do Programa de UNITs.
NOVO	**§ 1º** Salvo na hipótese de cancelamento das *Units*, a propriedade das ações representadas pelas *Units* somente poderá ser transferida por meio da transferência das *Units*.	Novo. Decorrente do Programa de UNITs.
NOVO	**§ 2º** O titular das *Units* terá o direito de solicitar à instituição financeira depositária, a qualquer tempo, o cancelamento das *Units* e a consequente entrega das respectivas ações depositadas, observados os prazos, regras e procedimentos a serem fixados pelo Conselho de Administração.	Novo. Decorrente do Programa de UNITs.
NOVO	**§ 3º** As *Units* sujeitas a ônus, gravames ou embaraços não poderão ser objeto de pedido de cancelamento.	Novo. Decorrente do Programa de UNITs.
NOVO	**§ 4º** O Conselho de Administração poderá, a qualquer tempo, suspender por prazo determinado, não superior a 30 (trinta) dias, a possibilidade de cancelamento de *Units* referida no § 2º, no caso de início de oferta pública de distribuição primária e/ou secundária de *Units*, no mercado local e/ou internacional.	Novo. Decorrente do Programa de UNITs.
NOVO	**Art. 108** Nas hipóteses de desdobramento, grupamento, bonificação ou emissão de novas ações	Novo. Decorrente do Programa de UNITs.

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Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
	mediante a capitalização de lucros ou reservas, as seguintes regras deverão ser observadas com relação às *Units*:	
NOVO	**I** no caso de aumento da quantidade de ações de emissão da Companhia, a instituição financeira depositária registrará o depósito das novas ações e creditará novas *Units* na conta dos respectivos titulares, de modo a refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no artigo 105 deste Estatuto, sendo que as ações que não forem passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*; e	Novo. Decorrente do Programa de UNITs.
NOVO	**II** no caso da redução da quantidade de ações de emissão da Companhia, a instituição financeira depositária debitará as contas de depósito de *Units* dos titulares das ações grupadas, efetuando o cancelamento automático de *Units* em número suficiente para refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no artigo 105 deste Estatuto, sendo que as ações não passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*.	Novo. Decorrente do Programa de UNITs.
NOVO	**Art. 109** Na hipótese de exercício do direito de preferência para a subscrição de ações de emissão da Companhia, se houver, a instituição financeira depositária criará novas *Units* no livro de registro de *Units* escriturais, creditando-lhes aos respectivos titulares, de modo a refletir a nova quantidade de ações depositadas na conta de depósito vinculada às *Units*, sempre observando a proporção prevista	Novo. Decorrente do Programa de UNITs.

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Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	Estatuto proposto	Justificativa
	no artigo 105 deste Estatuto, sendo que as ações não passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*.	
NOVO	**Parágrafo Único.** Nos casos em que houver o exercício do direito de preferência para a subscrição de outros valores mobiliários de emissão da Companhia, não ocorrerá o crédito automático de *Units*.	Novo. Decorrente do Programa de UNITs.
CAPÍTULO XI - RESOLUÇÃO DE CONFLITOS	**CAPÍTULO ~~XI~~XIV - RESOLUÇÃO DE CONFLITOS**	Renumerado, tendo em vista a inserção de capítulos anteriores.
Art. 82 A Companhia, seus acionistas, Administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada com ou oriunda, em especial, da aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas neste Estatuto e na legislação vigente, bem como nas normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do "Regulamento do Nível 1", do Contrato de Participação no Nível 1, do Regulamento de Sanções e do Regulamento de Arbitragem da Câmara de Arbitragem do Mercado instituída pela B3.	**Art. ~~82~~110** A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, perante a Câmara de Arbitragem do Mercado, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada com ou oriunda de, em especial, quanto aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas na Lei Federal nº 6.404/1976 e alterações posteriores, neste Estatuto ~~e na legislação vigente~~, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento do Nível ~~1", de~~ 2, do Regulamento de Arbitragem, do Regulamento de Sanções e do Contrato de Participação no Nível ~~1, do Regulamento de Sanções e do Regulamento de Arbitragem da Câmara de~~	Renumerado com ajuste de texto, visando adequar o Estatuto aos requisitos mínimos do segmento de Listagem do Nível 2 de Governança da B3.

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Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
	~~Arbitragem do Mercado instituída pela B3~~2 de Governança Corporativa.	
CAPÍTULO XII - DISPOSIÇÕES GERAIS	**CAPÍTULO ~~XII~~XV - DISPOSIÇÕES GERAIS**	Renumerado, tendo em vista a inserção de capítulos precedentes.
Art. 83 Na hipótese de retirada de acionistas ou de fechamento de capital, o montante a ser pago pela Companhia a título de reembolso pelas ações detidas pelos acionistas que tenham exercido direito de retirada, nos casos autorizados por lei, deverá corresponder ao valor econômico de tais ações, a ser apurado de acordo com o procedimento de avaliação aceito pela Lei Federal nº 6.404/1976, sempre que tal valor for inferior ao valor patrimonial.	**Art. ~~83~~111** Na hipótese de retirada de acionistas ou de fechamento de capital, o montante a ser pago pela Companhia a título de reembolso pelas ações detidas pelos acionistas que tenham exercido direito de retirada, nos casos autorizados por lei, deverá corresponder ao valor econômico de tais ações, a ser apurado de acordo com o procedimento de avaliação aceito pela Lei Federal nº 6.404/1976, sempre que tal valor for inferior ao valor patrimonial.	Renumerado, tendo em vista a inserção de Artigos precedentes.
Art. 84 A Companhia deverá observar, além do acordo de acionistas, as orientações e procedimentos previstos em legislação federal, estadual e municipal, bem como em normas regulatórias e normativas expedidas por órgãos estaduais e federais.	**Art. ~~84~~112** A Companhia deverá observar, além do acordo de acionistas, as orientações e procedimentos previstos em legislação federal, estadual e municipal, bem como em normas regulatórias e normativas expedidas por órgãos estaduais e federais.	Renumerado, tendo em vista a inserção de Artigos precedentes.
Art. 85 As regras referentes aos prazos de mandato dos membros dos órgãos estatutários previstos neste Estatuto deverão ser aplicadas conforme previsto na Lei Federal nº 13.303/2016 e demais disposições legais aplicáveis.	**Art. ~~85~~113** As regras referentes aos prazos de mandato dos membros dos Órgãos Estatutários previstos neste Estatuto deverão ser aplicadas conforme previsto na Lei Federal nº 13.303/2016 e demais disposições legais aplicáveis.	Renumerado, tendo em vista a inserção de Artigos precedentes.
NOVO	**Art. 114** Os artigos 4º, §3º e §4º; 5º, §6º, VI; 5º, §7º, I, II, III, IV e V; 11; 28, XXXIII e XXXIV; 97; 98, 99, 100, 101, 102, 103, 104 e 110, relacionados com a migração ao Nível 2, terão a eficácia suspensa, e somente produzirão efeitos na data de	Novo, condicionante do acionista controlador para migração ao segmento de Listagem do Nível 2 de Governança da B3.

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Artigo atual Última alteração na 199ª AGE, de 29.04.2019, alterado pela 200ª AGE de 02.12.2019.	**Estatuto proposto**	**Justificativa**
	verificação das seguintes condições: (i) liquidação financeira da oferta pública secundária de distribuição de ações ou de *Units* a ser realizada pelo acionista controlador; e (ii) admissão da Companhia no segmento especial de listagem denominado Nível 2 de Governança Corporativa da B3 S.A. – Brasil, Bolsa, Balcão.	
NOVO	Parágrafo único. Enquanto estiver suspensa a eficácia dos dispositivos relacionados ao Nível 2, conforme previsto no *caput*, a Companhia permanecerá no Nível 1 de Governança Corporativa da B3, continuando em vigor, de forma transitória, as seguintes regras:	Novo, para garantir que o Regulamento de listagem do Nível 1 da B3 seja observado enquanto estiverem suspensos os dispositivos listados no Art. 114 do Estatuto proposto.
NOVO	I - com a admissão da Companhia no segmento especial de listagem denominado Nível 1 de Governança Corporativa da B3 S.A. – Brasil, Bolsa, Balcão (B3), sujeitam-se a Companhia, seus acionistas, administradores e membros do Conselho Fiscal, quando instalado, às disposições do Regulamento de Listagem do Nível 1 de Governança Corporativa da B3 (Regulamento do Nível 1); e	Novo, para garantir que o Regulamento de listagem do Nível 1 da B3 seja observado enquanto estiverem suspensos os dispositivos listados no Art. 114 do Estatuto proposto.
NOVO	II - a posse dos membros do Conselho de Administração e da Diretoria estará condicionada à prévia subscrição do Termo de Anuência dos administradores nos termos do disposto no Regulamento do Nível 1, bem como ao atendimento dos requisitos legais aplicáveis.	Novo, para garantir que o Regulamento de listagem do Nível 1 da B3 seja observado enquanto estiverem suspensos os dispositivos listados no Art. 114 do Estatuto proposto.

MINUTA

Estatuto Social Copel Holding – Quadro comparativo de alterações - 4/2/2021 – pág. 92/92

COPEL
Companhia Paranaense de Energia

PARANÁ GOVERNO DO ESTADO

ANNEX III - CONSOLIDATED BYLAWS

Manual para participação em Assembleia Geral de Acionistas

4/4

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

CORPORATE BYLAWS
OF
COMPANHIA PARANAENSE DE ENERGIA

Approved and consolidated by the 201ª Extraordinary Shareholders' meeting, of.

Registration as Corporate Taxpayer (CNPJ): 76.483.817/0001-20
State Registration: 10.146.326-50
Commercial Registry Number: 41300036535
Brazilian SEC Registration: 1431-1
US SEC Registration (ordinary shares): 20441B308
US SEC Registration (preferred, class B): 20441B407
Spanish SEC Registration (Latibex, preferred, class B): 29922
Rua Coronel Dulcídio, 800
Curitiba - Paraná - Brazil
CEP: 80420-170
e-mail: copel@copel.com
Website: http://www.copel.com
Phone: (55-41) 3310-5050
Fax: (55-41) 3331-4145

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

III the class "B" preferred shares may be converted into common shares, in accordance with the terms, conditions and procedures defined by the Board of Directors, with the sole purpose of creating Units, as defined in Article 105; and

IV the common shares and the class "B" preferred shares may under no circumstances be converted into class "A" preferred shares.

Paragraph 10 Issues of shares, subscription warrants, debentures or other securities, up to the limit of the authorized capital, may be approved with the exclusion of the preemptive right or reduction of the term for its exercise, not less than 30 (thirty) days, under the terms of Federal Law 6,404/1976 and subsequent amendments.

Paragraph 11 Debentures may be simple or convertible into shares, pursuant to Federal Law 6,404/1976 and subsequent amendments.

SHAREHOLDERS' MEETING - SM

Article 6 The Shareholders' Meeting is the Company's highest decision-making body, with power to decide upon all matters related to the corporate purpose, and shall be governed by current legislation.

Article 7 The Shareholders' Meeting shall be convened by the Board of Directors or, when authorized by law, by the Executive Board, by the Supervisory Board or by shareholders.

Article 8 The minimum notice for a Shareholders' Meeting shall be thirty days. Should there be no quorum for its opening, there shall be a second calling at least eight days prior to the meeting, pursuant to Federal Law no. 6,404/1976. All documents concerning the agenda for the meeting shall be made available to shareholders on the date of its calling, including electronically.

Sole Paragraph. In order to be brought before the Shareholders' Meeting, a matter must be properly specified in the notice of meeting, the inclusion of general subjects in the agenda of the Shareholders' Meeting not being permitted.

Article 9 The Shareholders' Meeting shall be opened and presided over by the Chairman of the Board of Directors, or by a deputy appointed by him or her, or by a shareholder elected at that time by his or her peers.

Paragraph 1 The quorum required for the opening and passing of resolutions at the Shareholders' Meetings shall be that established by the current legislation.

Paragraph 2 The Chairman of the Meeting shall select from those present one shareholder to act as secretary.

Article 10 The Annual Shareholders' Meeting shall be held every year within the first four months subsequent to the end of the financial year, in order to decide on matters set in accordance with legal provisions. Extraordinary Shareholders' Meetings may be called whenever necessary.

Sole Paragraph The Ordinary General Meeting and the Extraordinary General Meeting may be called and held cumulatively at the same place, date and time, in a single minute.

Article 11 At General Meetings, each ordinary share shall give the right to one (1) vote. Exclusively in matters where the preferred shares have restricted voting rights, pursuant to these Bylaws, each preferred share shall give the right to one (1) vote.

Article 12 A shareholder may participate of Shareholders' Meetings or authorize another person to act for him or her by proxy. Such proxy, with limited powers, along with pertinent documents, shall be presented before or at the time of the meeting, in accordance with legal requirements.

Article 13 The Shareholders' Meeting minutes shall be drawn up pursuant to current legislation.

7

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

I managing the Company's business in a sustainable manner, considering its corporate purpose, economic, social, environmental, climate change and corporate governance factors, as well as related risks and opportunities, in all activities under its responsibility;

II complying with and enforcing the applicable legislation, these Bylaws, the Company's internal policies and rules and the resolutions of the Shareholders' Meeting and of the Board of Directors;

III drawing up and submitting for the approval of the Board of Directors, issuing previously an opinion on:

a) annual and multi-annual plans and programs, aligning investment expenditures with the respective projects, considering the analysis of risks and opportunities for a minimum horizon of 05 (five) years;

b) the Company's budget, with the indication of sources and applications of funds as well as their changes;

c) the investment projects, participation in new businesses, other companies, consortia, joint ventures, wholly-owned subsidiaries and other forms of association and undertakings, as well as the approval of the constitution, closure or alteration of any companies, undertakings or consortia;

d) the performance of the Company's activities;

e) quarterly, the Company's reports along with its financial statements;

f) annually, the management report, along with the balance sheet and other financial statements and their notes, accompanied by the independent auditors' report and the proposal for allocation of the financial year's income;

g) the Integrated Report or the Company's Sustainability Report, the Annual Letter of Public Policies and Corporate Governance and other corporate reports to be subscribed by the Board of Directors;

h) the Rules of Procedure for the Executive Board, Company's regulations and general policies;

i) the revisions of the Code of Conduct and the Company's Integrity Program, in accordance with the applicable legislation;

j) transactions between related parties, within the criteria and limits defined by the Company;

k) the internal bidding regulations and contracts.

IV approving:

a) the technical and economic assessment criteria for investment projects with the respective responsibility delegation plans for their implementation and execution;

b) the chart of accounts;

c) the annual corporate insurance plan; and

d) residually, within statutory and regimental limits, all Company activities which do not fall under the exclusive purview of the Chief Executive Officer, the Board of Directors or the Shareholders' Meeting;

e) indication of the Company's representatives in the statutory bodies of the companies in which it or its wholly-owned subsidiaries have or will have direct or indirect participation;

19

COPEL
Companhia Paranaense de Energia
PARANÁ

CHAPTER V - STATUTORY COMMITTEES

Article 48 The Company shall have a Statutory Audit Committee, a Nomination and Evaluation Committee, an Investment and Innovation Committee, a Sustainable Development Committee and a Minority Shareholders' Interest Committee.

Sole paragraph. Any remunerated committee must be statutory, being necessary, for its creation the alteration of the Bylaws by the General Shareholders' Meeting.

SECTION I - STATUTORY AUDIT COMMITTEE - SAC

Article 49 The Statutory Audit Committee is an independent, permanent advisory committee to the Board of Directors.

Article 50 The Statutory Audit Committee shall be the same one for the Company and its wholly-owned subsidiaries, exercising its powers and responsibilities with the companies controlled directly or indirectly by the Company, upon resolution of the Board of Directors.

Article 51 The powers and duties, the procedures and the number of members of the Statutory Audit Committee shall comply with current legislation and shall be laid down in the Rules of Procedure specific for such Committee, duly approved by the Board of Directors.

Paragraph 1 The members of the Statutory Audit Committee shall elect, at their first meeting, the Chairman among its independent members, who shall implement the resolutions approved by such Committee, to be duly entered in the minutes book.

Paragraph 2 The Statutory Audit Committee shall be composed of three to five members of the Board of Directors, elected and dismissed by such Board, whose unified term of office shall be of two years, reelection being permitted for no more than three consecutive times, subject to the requirements hereunder:

I having the majority of independent members of the Board of Directors, pursuant to Federal Law no.13,303/2016;

II at least one member of the Statutory Audit Committee shall have recognized professional experience in matters of corporate accounting, auditing and finance, allowing such member to be considered a financial expert according to the current legislation;

III At least 01 (one) of the Committee members shall be a member of the Board of Directors;

IV at least one (1) of the Committee members shall not be a member of the Board of Directors and shall be chosen from among market people of outstanding experience and technical capacity; and

Paragraph 3 The members of the Statutory Audit Committee shall observe the minimum conditions imposed by Federal Law 13,303/2016 to occupy the said position.

22

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

parties, the reason for such abstention being duly recorded on the meeting minutes, indicating the nature and extent of such interest.

Article 78 Members of the statutory bodies may resign voluntarily or be removed *ad nutum*, in compliance with the applicable legislation and these Bylaws.

Article79 The term of office of the members of statutory bodies shall be automatically extended until such time when newly elected members take office, except in cases of resignation or removal of a former member.

Article 80 In addition to the cases set forth by law, the positon shall be considered vacant when:

I a member of the Board of Directors, the Supervisory Board or the statutory committees fails to attend two consecutive meetings or three nonconsecutive meetings out of the last twelve, without proper justification for such absences;

II a member of the Executive Board is absent from office for a period of more than thirty consecutive days, except in the case of leave of absence or upon due authorization of the Board of Directors.

Article 81 The collective and individual performance assessment of the members of the Board of Directors, the statutory committees, the Executive Board and the Supervisory Board of Copel and its wholly-owned subsidiaries shall be carried out annually, with the support of the Nomination and Evaluation Committee and an independent institution, if deemed necessary, according to previously established procedures, in compliance with the Company's Assessment Policy and the requirements set forth in Federal Law No. 13,303/2016.

Article 82 A majority of the total number of members shall constitute a quorum for the meetings of the statutory bodies. The vote of a majority of members of the statutory body present at a meeting shall be the act of such body. Meeting minutes shall summarize resolutions passed, to be duly entered in the minutes book.

Paragraph 1 In case of a decision that is not unanimous, justification for the dissenting vote may be recorded, noting that the dissenting member who makes his or her dissent in the minutes of the meeting or, if this is not possible, gives immediate written notice of his or her position may be exempted from responsibility.

Paragraph 2 In meetings of the Board of Directors or the Executive Board, the member presiding such meeting shall hold the casting vote, besides his or her own.

Article 83 A member of a statutory body may, when invited, attend a meeting of another statutory body, without voting rights.

Article 84 The statutory bodies shall hold in-person meetings, participation through conference call or videoconference also being permitted, in compliance with these Bylaws and the specific Rules of Procedure of the statutory body.

Compensation

Article 85 The compensation of members of the statutory bodies shall be established annually by the Shareholders' Meeting. Such members shall not be entitled to additional compensation or benefits resulting from the replacement of another member, owing to vacancies, absences or temporary impediments, in accordance with the provisions in these Bylaws.

Sole Paragraph The compensation of the members of the Supervisory Board, established by the General Shareholders' Meeting that elects them, shall observe the minimum legally established, in addition to the mandatory reimbursement of transportation and stay expenses necessary to perform the function.

29

COPEL
Companhia Paranaense de Energia
PARANÁ

Article 86 Members of the direct or indirect public administration shall not receive compensation for participation in more than two Boards of Directors or Supervisory Boards of the Company or of its subsidiaries.

Sole Paragraph. The Chief Executive Officer shall not receive compensation for his or her position as a member of the Board of Directors.

CHAPTER VIII - FINANCIAL YEAR, FINANCIAL STATEMENTS, PROFITS, RESERVES AND DIVIDEND PAYOUT

Article 87 The fiscal year coincides with the calendar year. At the end of each fiscal year the financial statements shall be prepared in compliance with the rules contained in Federal Law No. 6,404/1976, and in the rules of the Securities and Exchange Commission, including the mandatory independent audit of such statements by an auditor registered at that Securities Commission.

Paragraph 1 The Company shall prepare its quarterly financial statements and disclose them on its website.

Paragraph 2 At the end of each financial year, the Company shall prepare its financial statements as established in the law. The guidelines hereunder shall be followed concerning the results of the financial year:

I before any allocation to profit sharing payment can be made, the accumulated losses and income tax provision shall be deducted from yearly profit;

II five percent of the net profit ascertained during the year shall be used to form the legal reserve, which shall not exceed twenty percent of the capital stock;

III the interest upon investments made with the Company's own capital in construction works in progress may be entered as a special reserve; and

IV other reserves may be built by the Company, according to the requirements and up to the limits provided for in the law.

Article 88 Shareholders shall be entitled, in each fiscal year, to receive dividends and/or interest on equity, which may not be less than twenty-five percent (25%) of net income adjusted in accordance with Federal Law No. 6,404/1976.

Paragraph 1 Based on retained earnings, profit reserves and net income for the current fiscal year, recorded in interim semi-annual or quarterly financial statements, the Board of Directors may resolve on the distribution of interim dividends, interquartile dividends or interest on shareholders' equity, provided that they comply with the dividend policy and without prejudice to subsequent ratification by the General Shareholders' Meeting.

Paragraph 2 Intermediate and interquartile dividends and interest on equity distributed pursuant to paragraph 1, above, shall be imputed to the mandatory dividend related to the fiscal year in which they are declared, in compliance with the applicable legislation.

Paragraph 3 The dividend shall not be mandatory in the fiscal year in which the Board of Directors informs the Ordinary General Meeting, with the opinion of the Supervisory Board, that it is incompatible with the financial condition of the Company.

Paragraph 4 The profits that cease to be distributed pursuant to paragraph 3 shall be recorded as a special reserve and, if not absorbed by losses in

30

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

subsequent years, shall be distributed as soon as the Company's financial condition so permits.

Paragraph 5 Pursuant to the law, management documents relating to the immediately preceding fiscal year shall be submitted to the State Audit Court by April 30 of each year.

Paragraph 6 When interest on equity is distributed, the percentage provided for in the caption sentence shall be considered reached in relation to the amount distributed net of taxes, under the terms of the applicable legislation.

Article 89 In compliance with Federal Law no. 6,404/1976, in a financial year the minimum mandatory dividend is paid out, the Shareholders' Meeting shall set an annual limit on profit sharing by members of the Executive Board.

CHAPTER IX - DISSOLUTION AND LIQUIDATION

Article 90 The Company shall dissolve and go into liquidation in the cases provided for by law, and the General Shareholders' Meeting shall establish the manner of liquidation and elect the liquidator, or liquidators, and the Supervisory Board, if its operation is requested by shareholders who make up the quorum established by law or regulation issued by the Securities and Exchange Commission, in compliance with the legal formalities, establishing their powers and compensation.

CHAPTER X - DEFENSE MECHANISMS

Article 91 The members of the Executive Board, Board of Directors, Supervisory Board and statutory committees are liable for damages or losses caused in the exercise of their duties, in the cases provided for by law.

Article 92 The Company shall ensure, in cases where there is no incompatibility with its own interests, the legal defense in judicial and administrative proceedings proposed by third parties against members and former members of statutory bodies, during or after the respective terms of office, for acts performed in the exercise of the office or of its functions.

Paragraph 1 The same protection established in the caption of this article shall be extended to employees acting as Company's agents and representatives who shall have been named as defendants in judicial and administrative proceedings exclusively for the performance of acts within the scope of authority granted to them by the Company or of duties delegated to them by the Senior Managers.

Paragraph 2 Legal assistance shall be secured by the Company's legal office or through the corporate legal insurance plan, or, should those be unattainable, by a law firm hired at the discretion of the Company.

Paragraph 3 Should the Company fail to provide legal assistance, upon formal request by the interested party, as established in paragraph 2, the agent may hire an attorney whom he or she trusts, at his or her own expense, and shall be entitled to reimbursement of reasonable incurred expenses associated with the provision of legal services, fixed within the current market price for such legal counselling, after due approval by the Board of Directors, if, at the end of the legal proceedings, such interested party is acquitted or discharged from any liability.

31

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

terms, rules and procedures established by the Board of Directors; (ii) by resolution of the Board of Directors, in case of capital increase within the authorized capital limit with the issuance of new shares to be represented by Units; and (iii) in the cases provided for in Articles 108 and 109 of these Bylaws.

Paragraph 2 Only shares free of liens and encumbrances may be deposited for the issuance of Units.

Paragraph 3 The Company may hire a financial institution to issue Units.

Article 106 The holders of Units shall have the same rights and advantages as the shares represented by them, including the payment of dividends, interest on equity and any other bonus, payment or proceeds to which they may be entitled.

Sole Paragraph The holders of Units shall have the right to participate in General Shareholders' Meetings and to exercise in them all prerogatives granted to the shares represented by Units, upon evidence of their ownership and compliance with the rules of shareholder representation provided for in these Bylaws.

Article 107 The Units are book-entry, observing that, from the issuance of the Units, the deposited shares will be registered in a deposit account opened in the name of the holder of the shares before the depositary financial institution.

Paragraph 1 Except in the event of cancellation of Units, ownership of shares represented by Units may only be transferred through the transfer of Units.

Paragraph 2 The holder of the Units shall have the right to request, at any time, the cancellation of the Units and the consequent delivery of the respective deposited shares to the depositary financial institution, in compliance with the terms, rules and procedures to be established by the Board of Directors.

Paragraph 3 Units subject to liens, encumbrances or embarrassments may not be the object of a cancellation request.

Paragraph 4 The Board of Directors may, at any time, suspend for a determined period, not exceeding 30 (thirty) days, the possibility of cancellation of Units referred to in Paragraph 2 above, in the event of the beginning of a public offering of primary and/or secondary distribution of Units, in the local and/or international market.

Article 108 In the event of a split, grouping, bonus or issue of new shares through the capitalization of profits or reserves, the following rules shall be observed with respect to Units:

I in the event of an increase in the number of shares issued by the Company, the depositary financial institution shall register the deposit of the new shares and shall credit new Units to the account of the respective holders, so as to reflect the new number of shares held by the holders of Units, always observing the proportion provided for in Article 105 of these Bylaws, and the shares that are not liable to constitute Units shall be credited directly to the shareholders, without the issue of Units; and

II in the event of a reduction in the number of shares issued by the Company, the depositary financial institution shall debit the Unit deposit accounts of the holders of the grouped shares, automatically cancelling Units in a sufficient number to reflect the new number of shares held by the holders of Units, always observing the proportion provided for in Article 105 of these Bylaws, and the shares that are not capable of constituting Units shall be credited directly to shareholders, without the issue of Units.

Article 109 In the event of the exercise of preemptive rights for the subscription of shares issued by the Company, if any, the depositary financial institution shall create new Units in the book of registration of book-entry Units, crediting them to the respective holders

35

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

so as to reflect the new quantity of shares deposited in the deposit account linked to the Units, always observing the proportion provided for in Article 105 of these Bylaws, and the shares that are not liable to constitute Units shall be credited directly to the shareholders, without the issue of Units.

Sole Paragraph In cases in which there is the exercise of preemptive rights for the subscription of other securities issued by the Company, the automatic credit of Units shall not occur.

CHAPTER XIV - CONFLICT RESOLUTION

Article 110 The Company, its shareholders, the members of the Board of Directors and of the Supervisory Board undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, any and all disputes or controversies that may arise between them, related to or arising from, in particular, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in Federal Law No. 6,404/1976 and subsequent amendments to these Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil and the Securities and Exchange Commission, as well as other rules applicable to the operation of the capital market in general, in addition to those contained in the Level 2 Corporate Governance Regulations of B3, the Arbitration Regulations, the Sanctions Regulations and the Level 2 Corporate Governance Participation Agreement.

CHAPTER XV - GENERAL PROVISIONS

Article 111 In the event of withdrawal of shareholders or closing of capital, the amount to be paid by the Company as reimbursement for the shares held by shareholders who have exercised the right of withdrawal, in cases authorized by law, shall correspond to the economic value of such shares, to be ascertained in accordance with the valuation procedure accepted by Federal Law 6,404/1976, whenever such value is lower than the equity value.

Article 112 In addition to the shareholders' agreement, the Company shall comply with the guidelines and procedures provided for in federal, state and municipal law and in regulations and normative instructions issued by state and federal authorities.

Article 113 The rules regarding the term of office of the members of the Company's statutory bodies as set forth in these Bylaws shall be applicable as established in Federal Law no. 13,303/2016 and further applicable legal provisions.

Article 114 Article 4, Paragraph 3 and Paragraph 4; Article 5, Paragraph 6, VI; Article 5, Paragraph 7, I, II, III, IV and V; 11; 28, XXXIII and XXXIV; 97; 98, 99, 100, 101, 102, 103, 104 and 110, related to the migration to Level 2, will have suspended effectiveness, and will only take effect on the date of verification of the following conditions: (i) financial settlement of the secondary public offering of shares or Units to be made by the controlling shareholder; and (ii) admission of the Company to the special listing segment called Level 2 Corporate Governance of B3 S.A. - Brazil, Stock Exchange, Branch.

Sole Paragraph While the effectiveness of the provisions related to Level 2 is suspended, as provided for in the caption sentence, the Company shall remain at B3's Corporate Governance Level 1, with the following rules remaining in force, on a transitional basis:

I with the admission of the Company to the special listing segment called Level 1 Corporate Governance of B3 S.A. - Brazil, Stock Exchange, Branch ("B3"), the Company, its shareholders, Senior Managers and members of the Supervisory

36

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

Board, when installed, are subject to the provisions of B3's Level 1 Corporate Governance Listing Regulations ("Level 1 Regulations"); and

II the investiture of the members of the Board of Directors and of the Executive Board shall be conditioned to the prior execution of the Instrument of Consent of the Senior Managers pursuant to the provisions of the Level 1 Regulations, as well as to the compliance with the applicable legal requirements.

37

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

APPENDIX I - AMENDMENTS TO THE CORPORATE BYLAWS

The original text of Copel Bylaws (filed at the Commercial Registry of the State of Paraná under No. 17,340 on June 16, 1955, and published in the Official Newspaper of the State of Paraná on June 25, 1955) has undergone the amendments listed hereunder.

Minutes of SM of	Commercial Registry		Published in the ONS PR on
	File No.	Date	
09.09.1969	83.759	10.01.1969	10.08.1969
08.21.1970	88.256	09.04.1970	09.14.1970
10.22.1970	88.878	11.05.1970	11.16.1970
04.28.1972	95.513	05.24.1972	05.30.1972
04.30.1973	101.449	08.15.1973	08.28.1973
05.06.1974	104.755	05.21.1974	06.05.1974
12.27.1974	108.364	02.07.1975	02.21.1975
04.30.1975	110.111	06.03.1975	06.18.1975
03.26.1976	114.535	04.29.1976	05.10.1976
02.15.1978	123.530	02.28.1978	03.08.1978
08.14.1979	130.981	11.09.1979	11.20.1979
02.26.1980	132.253	03.25.1980	04.16.1980
10.30.1981	139.832	12.01.1981	12.18.1981
05.02.1983	146.251	05.31.1983	06.14.1983
05.23.1984	150.596	07.26.1984	08.28.1984
12.17.1984	160.881	01.17.1985	02.11.1985
06.11.1985	162.212	07.01.1985	07.18.1985
01.12.1987	166.674	02.13.1987	02.26.1987
03.18.1987	166.903	04.07.1987	05.08.1987
06.19.1987	167.914	07.02.1987	07.14.1987
02.22.1994	18444,7	02.28.1994	03.17.1994
08.22.1994	309,0	09.20.1994	10.06.1994
02.15.1996	960275860	02.27.1996	03.06.1996
10.18.1996	961839597	10.29.1996	11.06.1996
07.10.1997	971614148	07.18.1997	07.22.1997
03.12.1998	980428793	04.01.1998	04.07.1998
04.30.1998	981597050	05.06.1998	05.12.1998
05.25.1998	981780954	05.28.1998	06.02.1998
01.26.1999	990171175	02.05.1999	02.11.1999
03.25.1999	990646483	04.14.1999	04.23.1999
03.27.2000	000633666	03.30.2000	04.07.2000
08.07.2001	20011994770	08.14.2001	08.27.2001
12.26.2002	20030096413	01.29.2003	02.10.2003
02.19.2004	20040836223	03.08.2004	03.19.2004
06.17.2005	20052144879	06.23.2005	07.05.2005
01.11.2006	20060050632	01.20.2006	01.25.2006

38

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

APPENDIX I - AMENDMENTS TO THE CORPORATE BYLAWS

Minutes of SM of	Commercial Registry		Published in the ONS PR on
	File No.	Date	
08.24.2006	20063253062	08.30.2006	09.11.2006
07.02.2007	20072743441	07.04.2007	07.27.2007
04.18.2008	20081683790	04.25.2008	05.27.2008
03.13.2009	20091201500	03.13.2009	03.31.2009
07.08.2010	20106612077	07.20.2010	08.04.2010
04.28.2011	20111122929	05.10.2011	06.07.2011
04.26.2012	20123192609	05.09.2012	05.15.2012
04.25.2013	20132186560	05.07.2013	05.20.2013
07.25.2013	20134231198	07.30.2013	08.09.2013
10.10.2013	20135861330	10.15.2013	10.25.2013
04.24.2014	20142274046	04.29.2014	05.05.2014
04.23.2015	20152615962	05.04.2015	05.06.2015
12.22.2016	20167724827	01.04.2017	01.06.2017
06.07.2017	20173251129	06.12.2017	06.19.2017
06.28.2018	20183296796	07.11.2018	07.17.2018
04.29.2019	20192743090	05.07.2019	05.10.2019
12.02.2019	20197383041	12.17.2019	12.19.2019

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COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

APPENDIX II - CHANGES IN THE CAPITAL STOCK (ARTICLE 5)

Initial capital stock, on 03.28.1955: Cr$ 800,000,000.00

SM of	NEW CAPITAL - Cr$	C.R.S.P FILE NO. DATE	MINUTES in ONS PR of
10.01.1960	1,400,000,000.00	26350 - 10.13.1960	10.14.1960
04.16.1962	4,200,000,000.00	31036 - 05.03.1962	05.26.1962
11.11.1963	8,000,000,000.00	37291 - 11.28.1963	12.02.1963
10.13.1964	16,000,000,000.00	50478 - 10.23.1964	10.31.1964
09.24.1965	20,829,538,000.00	65280 - 10.15.1965	10.18.1965
10.29.1965	40,000,000,000.00	65528 - 11.12.1965	11.18.1965
09.20.1966	70,000,000,000.00	70003 - 10.11.1966	10.18.1966[1]
	NCr$		
10.31.1967	125,000,000.00	74817 - 12.01.1967	12.07.1967
06.17.1968	138,660,523.00	77455 - 06.27.1968	07.13.1968
11.27.1968	180,000,000.00	79509 - 12.10.1968	12.20.1968
06.06.1969	210,000,000.00	82397 - 07.11.1969	08.05.1969
10.13.1969	300,000,000.00	84131 - 10.30.1969	11.03.1969
12.03.1969	300,005,632.00	84552 - 12.16.1969	12.30.1969
04.06.1970	332,111,886.00	86263 - 05.14.1970	06.09.1970
	Cr$		
11.24.1970	425,000,000.00	89182 - 12.11.1970	12.18.1970
12.18.1970	500,178,028.00	89606 - 02.04.1971	02.17.1971
07.31.1972	866,000,000.00	97374 - 09.21.1972	10.04.1972
04.30.1973[2]	867,934,700.00	101449 - 08.15.1973	08.28.1973
08.31.1973	877,000,000.00	102508 - 11.09.1973	11.21.1973
10.30.1973[3]	1,023,000,000.00	103387 - 01.25.1974	02.11.1974
05.30.1974	1,023,000,010.00	105402 - 06.21.1974	06.27.1974
12.27.1974	1,300,000,000.00	108364 - 02.07.1975	02.21.1975
04.30.1975	1,302,795,500.00	110111 - 06.13.1975	06.18.1975
12.22.1975	1,600,000,000.00	113204 - 01.15.1976	02.13.1976
03.26.1976	1,609,502,248.00	114535 - 04.29.1976	05.10.1976
12.17.1976	2,100,000,000.00	118441 - 01.14.1977	02.04.1977
08.29.1977	3,000,000,000.00	122059 - 10.14.1977	10.25.1977
11.16.1977	3,330,000,000.00	122721 - 12.13.1977	01.12.1978
04.28.1978	3,371,203,080.00	125237 - 07.06.1978	07.20.1978
12.14.1978	4,500,000,000.00	127671 - 01.19.1979	03.06.1979
03.05.1979	5,656,487,659.00	128568 - 05.04.1979	05.17.1979
04.30.1979	5,701,671,254.00	129780 - 07.24.1979	08.14.1979
09.24.1979	8,000,000,000.00	130933 - 11.05.1979	11.23.1979

[1] *Rectified by ONS PR on June 5, 1967*

[2] *Ratified by ESM on August 7, 1973, published in ONS PR on August 23, 1973*

[3] *Ratified by ESM on December 21, 1973, published in ONS PR on February 1, 1974*

40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

APPENDIX II - CHANGES IN THE CAPITAL STOCK (ARTICLE 4)

SM of	NEW CAPITAL - Cr$	C.R.S.P. FILE NO. DATE	MINUTES in ONS PR of
03.27.1980	10,660,296,621.00	133273 - 06.17.1980	06.27.1980
04.29.1980	10,729,574,412.00	133451 - 06.27.1980	07.16.1980
10.16.1980	11,600,000,000.00	135337 - 12.02.1980	01.20.1981
04.30.1981	20,000,000,000.00	137187 - 05.19.1981	05.29.1981
10.30.1981	20,032,016,471.00	139832 - 12.01.1981	12.18.1981
04.30.1982	37,073,740,000.00	141852 - 06.01.1982	06.17.1982
10.29.1982	39,342,000,000.00	144227 - 12.14.1982	12.29.1982
03.14.1983	75,516,075,768.00	145422 - 04.12.1983	05.10.1983
05.02.1983	80,867,000,000.00	146251 - 05.31.1983	06.14.1983
09.01.1983	83,198,000,000.00	148265 - 10.25.1983	12.09.1983
04.10.1984	205,139,191,167.00	150217 - 06.15.1984	07.17.1984
04.10.1984	215,182,000,000.00	150217 - 06.15.1984	07.17.1984
10.05.1984	220,467,480,000.00	160412 - 11.08.1984	11.27.1984
03.25.1985	672,870,475,837.00	161756 - 05.21.1985	06.11.1985
03.25.1985	698,633,200,000.00	161756 - 05.21.1985	06.11.1985
09.18.1985	719,093,107,000.00	163280 - 11.14.1985	11.27.1985
	Cz$		
04.25.1986	2,421,432,629.00	164815 - 06.11.1986	06.30.1986
10.23.1986	2,472,080,064.00	166138 - 11.06.1986	11.14.1986
03.18.1987	4,038,049,401.49	166903 - 04.07.1987	05.08.1987
03.18.1987	4,516,311,449.87	166903 - 04.07.1987	05.08.1987
09.18.1987	4,682,539,091.91	168598 - 10.06.1987	10.16.1987
04.14.1988	18,772,211,552.10	170034 - 05.06.1988	05.25.1988[4]
04.14.1988	19,335,359,578.00	170034 - 05.06.1988	05.25.1988
06.14.1988	19,646,159,544.00	170727 - 07.11.1988	07.20.1988
04.25.1989	174,443,702,532.00	172902 - 05.26.1989	07.06.1989
	NCz$		
04.25.1989	182,848,503.53	172902 - 05.26.1989	07.06.1989
06.26.1989	184,240,565.60	173374 - 07.12.1989	07.21.1989
	Cr$		
03.30.1990	2,902,464,247.10	175349 - 05.02.1990	05.09.1990
03.30.1990	3,113,825,643.60	175349 - 05.02.1990	05.09.1990
05.25.1990	3,126,790,072.52	176016 - 07.10.1990	08.09.1990
03.25.1991	28,224,866,486.42	177809 - 04.26.1991	05.23.1991
03.25.1991	30,490,956,176.38	177809 - 04.26.1991	05.23.1991
05.23.1991	30,710,162,747.26	178337 - 06.18.1991	06.27.1991
04.28.1992	337,561,908,212.47	180617 - 06.08.1992	07.06.1992
04.28.1992	367,257,139,084.96	180617 - 06.08.1992	07.06.1992
06.25.1992	369,418,108,461.33	180899 - 07.09.1992	07.17.1992
04.01.1993	4,523,333,257,454.10	182553 - 04.29.1993	05.20.1993
04.01.1993	4,814,158,615,553.95	182553 - 04.29.1993	05.20.1993
06.15.1993	4,928,475,489,940.95[5]	183139 - 07.13.1993	08.24.1993

4 *Rectification in ONS No. 2780 of May 27, 1988*

5 *Due to Provisional Executive Act No. 336, dated July 28, 1993, which changed the national currency, as of August 1, 1993, the company capital is registered in "cruzeiros reais" (CR$ 4,928,475,475.41 as of the last date).*

41

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

APPENDIX II - CHANGES IN THE CAPITAL STOCK (ARTICLE 4)

SM of	NEW CAPITAL - CR$	C.R.S.P. FILE NO. DATE	MINUTES in ONS PR of
04.26.1994	122,158,200,809.21[6]	184781 - 05.10.1994	06.08.1994
	R$		
04.25.1995	446,545,229.15	950696471 - 05.18.1995	06.19.1995
04.23.1996	546,847,990.88	960710000 - 05.07.1996	05.15.1996
07.29.1997	1,087,959,086.88	971614130 - 07.30.1997	08.01.1997
08.07.1997	1,169,125,740.56[7]	971761671 - 08.12.1997	08.15.1997
03.12.1998	1,225,351,436.59	980428793 - 04.01.1998	04.07.1998
03.25.1999	1,620,246,833.38	990646483 - 04.14.1999	04.23.1999
12.26.2002	2,900,000,000.00	20030096413 - 01.29.2003	02.10.2003
04.29.2004	3,480,000,000.00	20041866290 - 06.07.2004	06.18.2004
04.27.2006	3,875,000,000.00	20061227897 - 05.09.2006	05.24.2006
04.27.2007	4,460,000,000.00	20071761462 - 05.15.2007	05.29.2007
04.27.2010	6,910,000,000.00	20105343960 - 05.06.2010	05.13.2010
12.22.2016	7,910,000,000.00	20167724827 - 01.04.2017	01.06.2017
04.29.2019	10,800,000,000.00	-	-

[6] *Due to Provisional Executive Act No. 542, dated June 30, 1994, which changed the national currency, as of July 1, 1994, the capital is entered in "reals" (R$ 44,421,146.54 as of last date)*

[7] *Change in the capital stock authorized by the Board of Directors*

42

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 9, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.